Exhibit 99.1

NOTICES OF SPECIAL MEETINGS

and

JOINT MANAGEMENT INFORMATION CIRCULAR

of

ELDORADO GOLD CORPoration and FORAN MINING CORPoration

for the

SPECIAL MEETING OF SHAREHOLDERS of ELDORADO GOLD CORPORATION

and the

SPECIAL MEETING OF SECURITYHOLDERS of FORAN MINING CORPORATION

to be held April 7, 2026

in connection with a proposed

PLAN OF ARRANGEMENT

involving

elDorado Gold Corporation,

foran mining corporation AND THE

SECURITYHOLDERS OF foran mining corporation

March 6, 2026

TAKE ACTION AND VOTE TODAY

These materials are important and require your immediate attention. If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors. No securities regulatory authority in Canada, the United States or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities being offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offense to claim otherwise. Foran Securityholders and Eldorado Shareholders that require further assistance may contact Foran’s and Eldorado’s proxy solicitation agent, Laurel Hill Advisory Group, by: (i) telephone, toll-free in North America at +1 877 452 7184 or collect call outside of North America at +1 416 304 0211; (ii) e-mail to assistance@laurelhill.com; or (iii) text message by texting the word “INFO” to +1 877 452 7184 or +1 416 304 0211.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

NOTICE OF SPECIAL MEETING OF
THE SHAREHOLDERS OF ELDORADO GOLD CORPORATION.

NOTICE IS HEREBY GIVEN that the special meeting (the “Eldorado Meeting”) of the holders (the “Eldorado Shareholders”) of common shares (the “Eldorado Shares”) of Eldorado Gold Corporation (“Eldorado”) will be held at the offices of Blake, Cassels & Graydon LLP, located at Suite 3500, 1133 Melville Street, The Stack, Vancouver, British Columbia V6E 4E5, on April 7, 2026 at 10:00 a.m. (Vancouver time), for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Eldorado Share Issuance Resolution”) to approve the issuance of Eldorado Shares in connection with a plan of arrangement pursuant to section 288 of the Business Corporations Act (British Columbia) involving Eldorado, Foran Mining Corporation (“Foran”) and the securityholders of Foran, pursuant to the requirements of the Toronto Stock Exchange and the New York Stock Exchange. The full text of the Eldorado Share Issuance Resolution is set forth in Appendix A to the accompanying joint management information circular dated March 6, 2026 (the “Circular”); and

2.	to transact such further and other business as may properly be brought before the Eldorado Meeting or any adjournment or postponement thereof.

The Circular includes more detailed information relating to the matters to be considered at the Eldorado Meeting.

The record date for determining the Eldorado Shareholders entitled to receive notice of and vote at the Eldorado Meeting is the close of business on March 3, 2026.

An Eldorado Shareholder may attend the Eldorado Meeting in person or may be represented at the Eldorado Meeting by proxy. Registered Eldorado Shareholders who are unable to attend the Eldorado Meeting, or an adjournment thereof, in person are requested to submit their vote in accordance with the instructions set out in the form of proxy and in the accompanying Circular.

Forms of proxy must be returned to Computershare Trust Company of Canada (“Computershare”), Eldorado’s transfer agent, prior to 10:00 a.m. (Vancouver time) at least two days (excluding Saturdays, Sundays and holidays) before the Eldorado Meeting or any adjournment or postponement of the Eldorado Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Eldorado Meeting at his discretion, without notice.

If you are a non-registered Eldorado Shareholder and have received these materials through your broker or through another intermediary, please complete and return the voting instruction form (“VIF”) provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Eldorado Shareholders who are planning to return the form of proxy or a VIF are encouraged to review the accompanying Circular carefully before submitting the form of proxy or VIF.

Your vote is very important, regardless of the number of Eldorado Shares that you own. Whether or not you expect to attend the Eldorado Meeting in person, we encourage you to vote your form of proxy or VIF, as applicable, as promptly as possible to ensure that your vote will be counted at the Eldorado Meeting.

If you have questions or require voting assistance, please contact Eldorado’s proxy solicitation agent, Laurel Hill Advisory Group, by: (i) telephone, toll-free in North America at +1 877 452 7184 or collect call outside of North America at +1 416 304 0211; (ii) e-mail to assistance@laurelhill.com; or (iii) text message by texting the word “INFO” to +1 877 452 7184 or +1 416 304 0211.

THE ELDORADO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ELDORADO SHAREHOLDERS VOTE FOR THE ELDORADO SHARE ISSUANCE RESOLUTION.

DATED at Vancouver, British Columbia, this 6th day of March, 2026.

By Order of the Board of Directors

/s/ Steven Reid
Name: Steven Reid
Title: Chair of the Board

NOTICE OF SPECIAL MEETING OF
THE SECURITYHOLDERS OF FORAN

NOTICE IS HEREBY GIVEN that the special meeting (the “Foran Meeting”) of the holders (the “Foran Shareholders”) of common shares (the “Foran Common Shares”) and non-voting shares (the “Foran Non-Voting Shares” and together with the Foran Common Shares, the “Foran Shares”) of Foran Mining Corporation (“Foran”), the holders (the “Foran Optionholders”) of options (“Foran Options”) to purchase common shares of Foran issued pursuant to the amended and restated long-term performance incentive plan of Foran (the “Foran LTIP”), the holders (the “Foran DSU Holders”) of deferred share units (“Foran DSUs”) issued pursuant to the Foran LTIP, and the holders (the “Foran RSU Holders”, together with the Foran Optionholders and the Foran DSU Holders, the “Foran Equity Award Holders”) of restricted share units (“Foran RSUs”, together with the Foran Shares, Foran Options and Foran DSUs, the “Foran Securities”) issued pursuant to the Foran LTIP (together with the Foran Shareholders, the Foran Optionholders and the Foran DSU Holders, the “Foran Securityholders”), will be held at the offices of McCarthy Tétrault LLP located at Suite 5300, 66 Wellington Street West, Toronto, Ontario M5K 1E6, on April 7, 2026 at 1:00 p.m. (Toronto time), for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve a plan of arrangement (the “Plan of Arrangement”) pursuant to section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Eldorado Gold Corporation (“Eldorado”), Foran and Foran Securityholders. The full text of the Arrangement Resolution is set forth in Appendix B to the accompanying joint information circular (the “Circular”); and

2.	to transact such further and other business as may properly be brought before the Foran Meeting or any adjournment or postponement thereof.

Under the terms of the Plan of Arrangement, Foran Shareholders (other than dissenting shareholders and Eldorado or any of it affiliates) will receive, in respect of each Foran Common Share that is issued and outstanding immediately prior to the Effective Time or that is issued upon conversion of the Foran Non-Voting Shares or exchange of the Foran RSUs and Foran DSUs in accordance with the Plan of Arrangement, 0.1128 of a common share of Eldorado and $0.01 in cash.

The Circular includes more detailed information relating to the matters to be considered at the Foran Meeting.

The record date for determining the Foran Securityholders entitled to receive notice of and vote at the Foran Meeting is the close of business on March 3, 2026 (the “Foran Record Date”).

Foran Securityholders may attend the Foran Meeting in person or may be represented at the Foran Meeting by proxy. Registered Foran Shareholders or Foran Equity Award Holders who are unable to attend the Foran Meeting, or an adjournment thereof, in person are requested to submit their vote in accordance with the instructions set out in the form of proxy, and in the Circular.

Forms of proxy must be returned to Computershare Investor Services Inc. (“Computershare”), Foran’s transfer agent, prior to 1:00 p.m. (Toronto time) at least two days (excluding Saturdays, Sundays and holidays) before the Foran Meeting or any adjournment or postponement of the Foran Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Foran Meeting at their discretion, without notice.

If you are a non-registered Foran Shareholder and have received these materials through your broker or through another intermediary, please complete and return the voting instruction form (the “VIF”) provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Foran Securityholders who are planning to return the form of proxy or a VIF, as applicable, are encouraged to review the Circular carefully before submitting the form of proxy or voting instruction form.

Registered Foran Shareholders who are both: (a) a registered or beneficial Foran Shareholder as of the Foran Record Date; and (b) a registered or beneficial Foran Shareholder as of 5:00 p.m. (Vancouver time) on April 2, 2026 (or 5:00 p.m. (Vancouver time) on the date that is two Business Days prior to the date that any adjourned or postponed Foran Meeting is reconvened, as applicable) have Dissent Rights (as defined in the Circular) with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Dissenting Shares (as defined in the Circular) in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the interim order made by the Supreme Court of British Columbia (the “Court”), pursuant to section 291 of the BCBCA (the “Interim Order”), the Plan of Arrangement and any other order of the Court. Any such Foran Shareholder wishing to exercise Dissent Rights with respect to the Arrangement Resolution must: (i) send Foran a written Notice of Dissent (as defined in the Circular) to the Arrangement Resolution, which written Notice of Dissent must be received by Foran c/o McCarthy Tétrault LLP, Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, V6C 0C5, Attention: Owais Ahmed by 5:00 p.m. (Vancouver time) on April 2, 2026 or by 5:00 p.m. (Vancouver time) on the date that is two business days prior to the date that any adjourned or postponed Foran Meeting is reconvened; (ii) not have voted in favour of the Arrangement Resolution; and (iii) otherwise strictly comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court.

The right to dissent is described in the Circular and the texts of the Interim Order, sections 237 to 247 of the BCBCA and the Plan of Arrangement are set forth in, Appendix K, Appendix N, and Appendix C, respectively, to the Circular.

Persons who are non-registered holders of Foran Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent in respect of the Arrangement Resolution should be aware that only registered Foran Shareholders are entitled to dissent. Accordingly, a non-registered Foran Shareholder desiring to exercise this right of dissent must make arrangements for the registered Foran Shareholder to dissent on their behalf or, alternatively, have made arrangements for the Foran Shares beneficially owned by such person to be re-registered in their name prior to the Effective Date (as defined in the Circular).

It is recommended that you seek independent legal advice if you wish to exercise a right of dissent. Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss of any right of dissent.

Your vote is very important, regardless of the number of Foran Securities that you own. Whether or not you expect to attend the Foran Meeting in person, we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the Foran Meeting.

If you have questions or require voting assistance, please contact Foran’s proxy solicitation agent, Laurel Hill Advisory Group, by: (i) telephone, toll-free in North America at +1 877 452 7184 or collect call outside of North America at +1 416 304 0211; (ii) e-mail to assistance@laurelhill.com; or (iii) text message by texting the word “INFO” to +1 877 452 7184 or +1 416 304 0211.

THE FORAN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FORAN SECURITYHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION.

DATED at Vancouver, British Columbia, this 6th day of March, 2026.

By Order of the Board of Directors

/s/ Daniel Myerson
Name: Daniel Myerson
Title: Chief Executive Officer and Executive Chairman

TABLE OF CONTENTS

GLOSSARY OF TERMS	5

GENERAL PROXY INFORMATION	24
Introduction	24
Information For United States Securityholders	25
Currency Exchange Rates	27
Cautionary Statement Regarding Forward-Looking Information	27
Non-IFRS Measures	31

ELDORADO SHAREHOLDERS – QUESTIONS AND ANSWERS	32
General Information About the Eldorado Meeting and Voting	32
Receipt of Eldorado Meeting Materials	32
Registered and Non-Registered Eldorado Shareholders	33
Voting at the Eldorado Meeting; Proxies and Voting Instructions	34
The Plan of Arrangement and Approval Requirements	35
Shareholder Assistance and Contacts	36

Foran Securityholders – QUESTIONS AND ANSWERS	36
General Information About the Foran Meeting and Voting	37
Receipt of Foran Meeting Materials	37
Registered and Non-Registered Foran Shareholders	38
Voting at the Foran Meeting; Proxies and Voting Instructions	38
The Plan of Arrangement and Approval Requirements	39
Shareholder Assistance and Contacts	41

SUMMARY	42

GENERAL PROXY MATTERS OF Eldorado	59
Solicitation of Proxies	59
Appointment and Revocation of Proxies	59
Voting of Eldorado Shares Represented by Management Proxies	60
Advice to Non-Registered Eldorado Shareholders	61
Distribution to Non-Registered Eldorado Shareholders	61
Voting Securities of Eldorado and Principal Holders Thereof	62

GENERAL PROXY MATTERS OF FORAN	63

Solicitation of Proxies	63
Appointment and Revocation of Proxies	63
Voting of Foran Securities Represented by Management Proxies	65
Advice to Non-Registered Foran Shareholders	65
Distribution to Non-Registered Foran Shareholders	66
Voting Securities of Foran and Principal Holders Thereof	67

THE ARRANGEMENT	68
Background to the Arrangement	68
Securityholder Approval	72
Eldorado Shareholder Approval	72
Foran Securityholder Approval	73
BMO Capital Markets Fairness Opinion	73
RBC Fairness Opinion	74
Eldorado Special Committee	74
Eldorado Board Recommendation	75
Morgan Stanley Fairness Opinion	75
NBF Fairness Opinion	75
Stifel Fairness Opinion	76
Foran Special Committee	76
Foran Board Recommendation	77

Reasons for the Arrangement	77
Additional Eldorado Reasons	78
Additional Foran Reasons	80
Voting Support Agreements	82
Description of the Arrangement	82
Court Approval	85
Regulatory Matters	86
Procedure for Exchange of Foran Shares for Eldorado Shares	87
Cancellation of Rights after Six Years	88
Withholding Rights	88

THE ARRANGEMENT AGREEMENT	89
Representations and Warranties	89
Conditions to the Closing	90
Covenants	91
Covenants of Foran	91
Covenants of Foran Regarding the Arrangement	95
Covenants of Eldorado	96
Covenants of Eldorado Regarding the Performance of Obligations	97
Mutual Covenants	97
Indemnification and Insurance	98
Non-Solicitation	98
Foran Acquisition Proposals	99
Right to Match	100
Eldorado Board Recommendation	101
Termination of the Arrangement Agreement	101
Foran Termination Fee and Termination Fee Event	103
Eldorado Termination Fee and Termination Fee Event	104
Expense Reimbursement	105
Amendments	105
Resignations	105

SECURITIES LAW CONSIDERATIONS	106
Interests of Certain Persons in the Arrangement	106
Eldorado	106
Foran	106
Foran Securities Held by Directors and Senior Officers of Foran	106
Foran Common Shares	108
Foran Non-Voting Shares	108
Foran RSUs	109
Foran DSUs	109
Foran Options	109
Termination and Change of Control Benefits	110
Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions	111
United States Securities Law Considerations	113
Dissent Rights Under the Arrangement	114
Information Concerning Eldorado	117
Information Concerning Foran	118
Information Concerning Eldorado Following Completion of the Arrangement	118

INCOME TAX CONSIDERATIONS	120
Certain Canadian Federal Income Tax Considerations for Shareholders	120
Holders Resident in Canada	121
Disposition of Foran Common Shares Pursuant to the Arrangement	122
Dissenting Resident Holders	124
Holding and Disposing of Eldorado Shares	125
Other Taxes	125

Eligibility for Investment	126
Holders Not Resident in Canada	126
Disposition of Foran Common Shares Pursuant to the Arrangement	126
Dissenting Non-Resident Holders	127
Holding and Disposing of Eldorado Shares	128
Certain U.S. Federal Income Tax Consequences of the Arrangement	128
U.S. Federal Income Tax Consequences Related to the Disposition of Foran Common Shares Pursuant to the Arrangement	130
U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of the Eldorado Shares Received Pursuant to the Arrangement	132

RISK FACTORS	135
The Arrangement May Not Be Completed	135
Arrangement Agreement May be Terminated	135
Foran May Receive a Foran Superior Proposal	136
Possible Failure to Realize Anticipated Benefits of the Arrangement	136
Satisfaction of Conditions Precedent	137
Risks Related to the Businesses of Eldorado and Foran	137
Eldorado and Foran Expect to Each Incur Significant Costs Associated with the Arrangement	137
Dissent Rights	137
The Eldorado Shares Issued in Connection with the Arrangement May Have a Market Value Different Than Expected	137
The Consideration Is Fixed and Will Not Be Adjusted in the Event of any Change in Either of Foran’s or Eldorado’s Respective Share Prices	138
Income Tax Laws	138
Sale of Foran Common Shares under the Arrangement is Generally a Taxable Transaction	138
Future Dividends on Eldorado Shares	138
Eldorado May Be Subject to Significant Capital Requirements Associated with its Expanded Portfolio of Development Projects	139

OTHER MATTERS	139
Other Business	139
Other Material Facts	139

ADDITIONAL INFORMATION	139

ELDORADO DIRECTORS’ APPROVAL	140

FORAN’S DIRECTORS’ APPROVAL	141

CONSENT OF BMO Nesbitt Burns Inc.	142

CONSENT OF RBC Dominion Securities Inc.	143

CONSENT OF Morgan Stanley Canada Limited	144

CONSENT OF National Bank Financial Inc.	145

CONSENT OF Stifel Nicolaus Canada Inc.	146

Appendix A Eldorado Share Issuance Resolution	A-1

Appendix B Arrangement Resolution	B-1

Appendix C Plan of Arrangement	C-1

Appendix D INFORMATION CONCERNING ELDORADO GOLD CORPORATION	D-1

Appendix E Information Concerning FORAN Mining Corporation	E-1

Appendix F BMO Capital Markets Fairness Opinion	F-1

Appendix G RBC Fairness Opinion	G-1

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular including Appendix D and Appendix E. Terms and abbreviations used in the other Appendices to this Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated. References to “$” are to Canadian dollars and references to “US$” are to United States dollars.

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Foran and a third party other than Eldorado: (a) that is entered into in accordance with the terms of the Arrangement Agreement; (b) that contains confidentiality restrictions that are no less favourable to Foran than those set out in the Confidentiality Agreement; (c) that does not permit the third party to acquire any securities of Foran or any of its Subsidiaries; and (d) that contains customary standstill provisions that only permits the third party to, either alone or jointly with others, to make a Foran Acquisition Proposal to the Foran Board that is not publicly announced;

“Adjusted EBITDA” has the meaning ascribed thereto in the section titled “General Proxy Information – Non-IFRS Measures”;

“Advance Ruling Certificate” or “ARC” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement;

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act;

“AISC” has the meaning ascribed thereto in the section titled “General Proxy Information – Non-IFRS Measures”;

“Arrangement” means an arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Foran and Eldorado, each acting reasonably;

“Arrangement Agreement” means the Arrangement Agreement between Eldorado and Foran dated February 1, 2026, together with the schedules attached thereto, as amended by the amending agreement thereto dated March 4, 2026, as it may be amended, amended and restated or supplemented from time to time;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Foran Meeting substantially in the form of Appendix B hereto;

“BCBCA” means the Business Corporations Act (British Columbia);

“Bigstone Property” means Foran’s 100% owned Bigstone Property located in east-central Saskatchewan, approximately 85 kilometres west of Flin Flon, Manitoba, as more particularly described in the Foran Public Disclosure Record and the Foran Technical Report;

“Blakes” has the meaning ascribed thereto in the section titled “The Arrangement – Background to the Arrangement”;

“BMO Capital Markets” means BMO Nesbitt Burns Inc., financial advisor to Eldorado;

“BMO Capital Markets Fairness Opinion” means the opinion of BMO Capital Markets that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be paid by Eldorado pursuant to the Arrangement is fair, from a financial point of view, to Eldorado;

“Broadridge” means Broadridge Financial Solutions, Inc., proxy agent for Eldorado and Foran;

“Business Day” means any day, other than a Saturday, a Sunday or any day on which major banks are closed for business in Vancouver, British Columbia;

“Canadian Resident” means a beneficial owner of Foran Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person) or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“Canadian Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws;

“CBCA” means the Canada Business Corporations Act;

“CIM Standards” has the meaning ascribed thereto in the section titled “General Proxy Information – Information for United States Shareholders”;

“Circular” means this joint management information circular, together with any amendments thereto or supplements thereof;

“Collective Agreement” means any collective bargaining agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or Contract with, or legally binding commitment to, any labour union, trade union, employee organization, employee association or similar entity which impose any obligations upon Foran or any of its Subsidiaries in respect of Foran Employees, Foran Contractors or otherwise;

“Commissioner” means the Commissioner of Competition (including any Acting Commissioner of Competition) appointed under the Competition Act and includes any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition;

“Competition Act” means the Competition Act, R.S.C. 1985, c C-34 and includes the regulations made thereunder;

“Competition Act Approval” means either:

(a)	the issuance of an Advance Ruling Certificate; or

(b)	both (i) the applicable waiting period under subsection 123(1) of the Competition Act shall have expired or have been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act; and (ii) unless waived in writing by Eldorado at any time in its sole discretion, the Commissioner shall have issued a No Action Letter and such letter remains in full force and effect.

“Computershare” means Computershare Trust Company of Canada in its capacity as transfer agent of Eldorado, and Computershare Investor Services Inc., in its capacity as transfer agent of Foran and as depositary with respect to the Arrangement, as the context requires;

“Confidentiality Agreement” means the confidentiality agreement dated August 12, 2025 between Foran and Eldorado;

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each Foran Common Share that is issued and outstanding immediately prior to the Effective Time or that is issued upon conversion of Foran Non-Voting Shares in accordance with the Plan of Arrangement, consisting of 0.1128 of an Eldorado Share and $0.01 in cash;

“Consideration Shares” means the Eldorado Shares to be issued as Consideration pursuant to the Arrangement;

“Consulting Agreement” has the meaning ascribed thereto in the section titled “Securities Law Considerations – Interests of Certain Persons in the Arrangement – Termination and Change of Control Benefits”;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, Joint Venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party or any of its Subsidiaries is a party or by which the Party or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Controlling Individual” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders – Eligibility for Investment”;

“Court” means the Supreme Court of British Columbia;

“Court Approval” has the meaning ascribed thereto in the section titled “The Arrangement – Court Approval”;

“CRA” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders”;

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution as Eldorado may, with the approval of Foran, acting reasonably, appoint to act as depositary for the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in the section titled “Summary – Dissent Rights with Respect to the Arrangement”;

“Dissenting Non-Resident Holder” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders – Dissenting Non-Resident Holders”;

“Dissenting Resident Holder” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders – Dissenting Resident Holders”;

“Dissenting Shareholder” means a Foran Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Plan of Arrangement and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Foran Shares in respect of which Dissent Rights are validly exercised by such Foran Shareholder;

“Dissenting Shares” has the meaning ascribed thereto in the section titled “Securities Law Considerations –Dissent Rights under the Arrangement”;

“DRS Statement” has the meaning ascribed thereto in the section titled “Foran Shareholders – Questions and Answers – The Plan of Arrangement and Approval Requirements”;

“EBITDA” has the meaning ascribed thereto in the section titled “General Proxy Information – Non-IFRS Measures”;

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval systems;

“Efemçukuru Mine” means Eldorado’s 100% owned Efemçukuru mine, located in Türkiye, as more particularly described in the Eldorado Public Disclosure Record and the technical report titled “Technical Report, Efemçukuru Gold Mine, Türkiye” with an effective date of December 31, 2023;

“Effective Date” means the date designated by Foran and Eldorado by notice in writing as the effective date of the Arrangement, after all the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Foran and Eldorado may agree upon in writing before the Effective Date;

“Eldorado Acquisition Proposal” means any (a) written or oral offer or proposal or inquiry from any person or group of persons after the date of the Arrangement Agreement relating to: (i) any direct or indirect acquisition, take-over bid, tender offer, exchange offer, treasury issuance of securities, sale of securities or other transaction by any person or group of persons of voting, equity or other securities of Eldorado or any of its Subsidiaries (or securities convertible into or exchangeable or exercisable for voting, equity or other securities) that, if consummated, would result in such person or group of persons owning 50% or more of the voting, equity or other securities of Eldorado or any of its Subsidiaries (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for voting, equity or other securities); (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, winding up, liquidation, dissolution or other business combination in respect of Eldorado or any of its Subsidiaries whose assets or revenues individually or in the aggregate, constitute 50% or more of the consolidated assets or revenues, as applicable, of Eldorado and its Subsidiaries; (iii) any direct or indirect acquisition or purchase (or any lease, licence, royalty, joint venture, long-term supply agreement, earn-in or other arrangement having similar economic effect), whether in a single transaction or a series of related transactions, by any person or group of persons of any assets of Eldorado or any of its Subsidiaries that individually or in the aggregate constitute 50% or more of the consolidated assets of Eldorado and its Subsidiaries, in each case based on the consolidated financial statements of Foran most recently filed prior to such time as part of the Eldorado Public Disclosure Record; or (iv) any other similar transaction, series of transactions or arrangement having a similar economic effect, involving Eldorado or any of its Subsidiaries, (b) public announcement of, or of an intention to do, any of the foregoing, or (c) modification or proposed modification of any such proposal, inquiry or offer, in each case whether by plan of arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, winding up, liquidation, dissolution or other business combination, sale of assets, sale of securities, treasury issuance of securities, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving Eldorado or any of its Subsidiaries, and in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement;

“Eldorado AGM Circular” means the management information circular of Eldorado dated May 2, 2025 prepared for the purposes of the annual general and special meeting of the shareholders of Eldorado held on June 3, 2025;

“Eldorado AIF” means the annual information form of Eldorado dated March 28, 2025 for the year ended December 31, 2024;

“Eldorado Annual Financial Statements” means the annual audited consolidated financial statements of Eldorado, the notes thereto and the reports of the independent registered public accounting firm thereon for the fiscal years ended December 31, 2025 and 2024;

“Eldorado Board” means the board of directors of Eldorado;

“Eldorado Board Recommendation” has the meaning ascribed thereto in the section titled “The Arrangement – Eldorado Board Recommendation”;

“Eldorado Material Adverse Effect” means any fact, state of facts, change, effect, event, circumstance, occurrence or development that individually or in the aggregate, is or could reasonably be expected to be material and adverse to the current or future business, operations, results of operations, capitalization, assets, properties, liabilities (contingent or otherwise and whether contractual or otherwise) or condition (financial or otherwise) of Eldorado and its Subsidiaries, on a consolidated basis, except any such fact, state of facts, change, effect, event, circumstance, occurrence or development resulting from:

(a)	any change, development or condition in or relating to general political, economic or financial or capital market conditions, whether globally or in Canada, Greece or Turkey, including the imposition or adjustment of tariffs;

(b)	any change or proposed change in Law (including with respect to Taxes) or IFRS or the interpretation, application or non-application of any Law;

(c)	any change affecting the gold or copper mining industry as a whole;

(d)	any epidemic, pandemic, disease outbreak, other health crisis or public health event including any worsening or re-occurrence thereof and any governmental or other response thereto;

(e)	any natural disaster, severe weather event, armed hostilities, war or act of terrorism and governmental response thereto;

(f)	any change in currency exchange, interest or inflation rates;

(g)	any change (on a current or forward basis) in the price of gold;

(h)	a change in the market price or trading volume of Eldorado Shares (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether an Eldorado Material Adverse Effect has occurred);

(i)	any failure of Eldorado (or any of its Subsidiaries) to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of the Arrangement Agreement (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether an Eldorado Material Adverse Effect has occurred); or

(j)	the public announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

provided, however, that each of clauses (a) through (g) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) Eldorado, or disproportionately materially adversely affect Eldorado in comparison to other comparable persons who operate in the industry in which Eldorado operates and provided further, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether an Eldorado Material Adverse Effect has occurred;

“Eldorado Meeting” means the special meeting of Eldorado Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law for the purposes of considering and, if thought advisable, approving the Eldorado Share Issuance Resolution;

“Eldorado Meeting Location” has the meaning ascribed thereto in the section titled “Eldorado Shareholders – Questions and Answers – General Information About the Eldorado Meeting and Voting”;

“Eldorado Meeting Materials” means this Circular, the Eldorado Notice of Meeting, and the Eldorado Proxy or VIF for the Eldorado Meeting, as applicable;

“Eldorado Notice of Meeting” means the notice of meeting of Eldorado dated March 6, 2026 regarding the Eldorado Meeting;

“Eldorado Option Plan” means the amended and restated stock option plan of Eldorado dated April 15, 2025, as it may be amended from time to time;

“Eldorado Options” means stock options to purchase Eldorado Shares pursuant to Eldorado’s amended and restated stock option plan dated April 15, 2025;

“Eldorado Permitted Dividends” means, in respect of Eldorado Shares, regular quarterly dividends not in excess of US$0.075 per Eldorado Share per fiscal quarter consistent with the practice of Eldorado in effect as of the date hereof as substantially disclosed in the Eldorado Public Disclosure Record (including with respect to timing of declaration, record and payment dates);

“Eldorado Proxy” means the form of proxy with respect to the Eldorado Meeting;

“Eldorado PSU” means a performance share unit issued in accordance with Eldorado’s amended and restated performance share unit plan dated April 15, 2025;

“Eldorado Public Disclosure Record” means all documents filed by or on behalf of Eldorado on SEDAR+ and EDGAR since January 1, 2024 and prior to the date of the Arrangement Agreement;

“Eldorado Record Date” has the meaning ascribed thereto in the section titled “General Proxy Matters of Eldorado – Voting Securities of Eldorado and Principal Holders Thereof”;

“Eldorado RSU” means a restricted share unit issued in accordance with Eldorado’s amended and restated restricted share unit plan dated April 15, 2025;

“Eldorado Share Issuance Resolution” means the ordinary resolution of Eldorado Shareholders approving the issuance of Eldorado Shares pursuant to the Arrangement, which is to be considered and, if thought fit, passed at the Eldorado Meeting, substantially in the form of Appendix A herein;

“Eldorado Shareholder Approval” means the approval by a simple majority of the votes cast on the Eldorado Share Issuance Resolution by the Eldorado Shareholders present in person or by proxy at the Eldorado Meeting in accordance with the rules and policies of the TSX and the NYSE;

“Eldorado Shareholders” means the holders of Eldorado Shares;

“Eldorado Shares” means common shares in the capital of Eldorado;

“Eldorado Special Committee” means the special committee of independent directors of Eldorado;

“Eldorado Superior Proposal” means any bona fide written Eldorado Acquisition Proposal from a person or group of persons who is or are an arm’s length third party of Eldorado, made after the date of the Arrangement Agreement, that:

(a)	complies with Securities Laws;

(b)	the Eldorado Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, and after taking into account all of the terms and conditions of such Eldorado Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Eldorado Acquisition Proposal and the person or persons making such Eldorado Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is (i) in the best interests of Eldorado; and (ii) more favourable to the Eldorado Shareholders from a financial point of view than the Arrangement, taking into account, among other things, the expected benefits to Eldorado arising from the Arrangement;

(c)	is made available to all of Eldorado Shareholders on the same terms and conditions;

(d)	is not subject to any financing contingency or condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Eldorado Shares or assets, as the case may be;

(e)	is not subject to any due diligence or access condition; and

(f)	the Eldorado Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Eldorado Acquisition Proposal and the person or persons making such Eldorado Acquisition Proposal;

“Eldorado Support Agreements” means the voting and support agreements, including all amendments thereto, between Foran and each of the Eldorado Supporting Shareholders setting forth the terms and conditions upon which such Eldorado Supporting Shareholder agrees to vote their Eldorado Shares in favour of the Eldorado Share Issuance Resolution;

“Eldorado Supporting Shareholders” means the persons, other than Foran, who are party to the Eldorado Support Agreements, being each of Eldorado’s directors and executive officers;

“Eldorado Termination Fee” has the meaning ascribed thereto in the section titled “The Arrangement Agreement – Termination of the Arrangement Agreement – Eldorado Termination Fee and Termination Fee Event”;

“Eldorado Termination Fee Event” has the meaning ascribed thereto in the section titled “The Arrangement Agreement – Termination of the Arrangement Agreement – Eldorado Termination Fee and Termination Fee Event”;

“Elected Amount” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders – Disposition of Foran Common Shares Pursuant to the Arrangement – Exchange of Foran Common Shares – Tax Election”;

“Eligible Holder” means: (i) a Canadian Resident; or (ii) an Eligible Non-Resident;

“Eligible Non-Resident” means a beneficial owner of Foran Shares immediately prior to the Effective Time, who is not a resident of Canada for the purposes of the Tax Act, and whose Foran Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act, or a partnership any member of which is not a resident of Canada for the purposes of the Tax Act, and whose Foran Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

“Employee Plan” means each benefit, bonus, incentive, profit sharing, termination or severance pay, change of control, pension, retirement, post-retirement or post-employment, paid time off, savings, stock option, stock purchase, stock appreciation, phantom stock, health, welfare, medical, dental, disability, life insurance plan, program, policy, arrangement, agreement or practice and each other benefit plan, program, policy, arrangement, agreement or practice, written or unwritten and whether established by custom and practice or otherwise, in each case, that is sponsored, maintained, or contributed to, or required to be contributed to, by Foran or any of its Subsidiaries for the benefit of current or former employees, officers, directors, or other service providers of Foran or any of its Subsidiaries or any of their respective dependants or beneficiaries, or under which Foran or any of its Subsidiaries has any liability, contingent or otherwise, other than, in each case, any Statutory Plan;

“Employment Agreements” has the meaning ascribed thereto in the section titled “Securities Law Considerations – Interests of Certain Persons in the Arrangement – Termination and Change of Control Benefits”;

“Equipment Financing Facility” means the master finance agreement entered into between Sandvik Canada, Inc. dba Sandvik Financial Services Canada and MBO dated August 30, 2023.

“Exercising Foran Optionholder” means a holder of Foran Options that has provided written notice to Foran no later than 5:00 p.m. (Vancouver time) two Business Days following the Foran Meeting electing to exercise all or a portion of such holder’s Foran Options at the time specified in the Plan of Arrangement;

“Exchange Ratio” means 0.1128 of an Eldorado Share for each Foran Common Share held;

“Exchanges” means the TSX and the NYSE, as applicable;

“Fasken” has the meaning ascribed thereto in the section titled “The Arrangement – Background to the Arrangement”;

“Final Order” means the final order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption with respect to the issuance and distribution of the Consideration Shares and the Replacement Options, pursuant to Section 291 of the BCBCA approving the Arrangement, in form and substance acceptable to Foran and Eldorado, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Foran and Eldorado, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both Foran and Eldorado, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“FOFI” has the meaning ascribed thereto in the section titled “General Proxy Information – Cautionary Statement Regarding Forward-Looking Information”;

“Foran Acquisition Proposal” means any bona fide (a) written or oral offer or proposal or inquiry from any person or group of persons (other than Eldorado and its affiliates) after the date of the Arrangement Agreement relating to: (i) any direct or indirect acquisition, take-over bid, tender offer, exchange offer, treasury issuance of securities, sale of securities or other transaction by any person or group of persons of voting, equity or other securities of Foran or any of its Subsidiaries (or securities convertible into or exchangeable or exercisable for voting, equity or other securities) that, if consummated, would result in such person or group of persons owning 20% or more of the voting, equity or other securities of Foran or any of its Subsidiaries (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for voting, equity or other securities); (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, winding up, liquidation, dissolution or other business combination in respect of Foran or any of its Subsidiaries whose assets individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of Foran and its Subsidiaries; (iii) any direct or indirect acquisition or purchase (or any lease, licence, royalty, joint venture, long-term supply agreement, earn-in or other arrangement having similar economic effect), whether in a single transaction or a series of related transactions, by any person or group of persons of any assets of Foran or any of its Subsidiaries that individually or in the aggregate constitute 20% or more of the consolidated assets of Foran and its Subsidiaries, in each case based on the consolidated financial statements of Foran most recently filed prior to such time as part of the Foran Public Disclosure Record; or (iv) any other similar transaction, series of transactions or arrangement having a similar economic effect, involving Foran or any of its Subsidiaries, (b) public announcement of, or of an intention to do, any of the foregoing, or (c) modification or proposed modification of any such expression, proposal, inquiry or offer, in each case, whether by plan of arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, winding up, liquidation, dissolution or other business combination, sale of assets, sale of securities, treasury issuance of securities, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving Foran or any of its Subsidiaries, and in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement;

“Foran AGM Circular” means the management information circular of Foran dated March 24, 2025 prepared for the purposes of the annual meeting of the shareholders of Foran held on May 8, 2025;

“Foran AIF” means the annual information form of Foran dated March 20, 2025 for the year ended December 31, 2024;

“Foran Annual Financial Statements” means the audited consolidated financial statements of Foran as at and for the years ended December 31, 2024 and 2023, including the report of auditor thereon and the notes thereto;

“Foran Annual MD&A” means the annual management discussion and analysis of Foran for the financial year ended December 31, 2024;

“Foran Board” means the board of directors of Foran;

“Foran Board Recommendation” has the meaning ascribed thereto in the section titled “Summary – Foran Board Recommendation”;

“Foran Budget” means the 2026 capital and operating budget of Foran and its Subsidiaries approved by the Foran Board, as made available to Eldorado prior to the date of the Arrangement Agreement;

“Foran Common Shares” means the common shares in the capital of Foran;

“Foran Contractors” means the independent contractors of Foran and any of its Subsidiaries;

“Foran Directors and Officers” has the meaning ascribed thereto in the section titled “Securities Laws Considerations – Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions”;

“Foran Disclosure Letter” means the disclosure letter dated as of the same date of the Arrangement Agreement, regarding the Arrangement Agreement that was executed by Foran and delivered to Eldorado with the Arrangement Agreement;

“Foran DSU Holders” means a holder of Foran DSUs;

“Foran DSUs” means deferred share units granted under the Foran LTIP;

“Foran Employees” means the officers and employees of Foran and any of its Subsidiaries;

“Foran Equity Award Holder” means the holder of one or more Foran Equity Awards;

“Foran Equity Awards” means, collectively, Foran Options, Foran DSUs and Foran RSUs;

“Foran Financial Statements” means, collectively, the Foran Annual Financial Statements and the Foran Interim Financial Statements;

“Foran Interim Financial Statements” means the unaudited condensed consolidated financial statements of Foran as at and for the three and nine months ended September 30, 2025 and September 30, 2024, including the notes thereto;

“Foran LTIP” means the amended and restated long-term performance incentive plan of Foran that became effective on May 11, 2023, as amended effective February 27, 2025;

“Foran Material Adverse Effect” means any fact, state of facts, change, effect, event, circumstance, occurrence or development that, individually or in the aggregate, is or could reasonably be expected to be material and adverse to the current or future business, operations, results of operations, capitalization, assets, properties, liabilities (contingent or otherwise and whether contractual or otherwise), condition (financial or otherwise) of Foran and its Subsidiaries, on a consolidated basis, except any such fact, state of facts, change, effect, event, circumstance, occurrence or development resulting from:

(a)	any change, development or condition in or relating to general political, economic or financial or capital market conditions, whether globally or in Canada, including the imposition or adjustment of tariffs;

(b)	any change or proposed change in Law (including with respect to Taxes) or IFRS or the interpretation, application or non-application of any Law;

(c)	any change affecting the global copper mining industry as a whole;

(d)	any epidemic, pandemic, disease outbreak, other health crisis or public health event, including any worsening or re-occurrence thereof and any governmental or other response thereto;

(e)	any natural disaster, severe weather event, armed hostilities, war or act of terrorism and governmental response thereto;

(f)	any change in currency exchange, interest or inflation rates;

(g)	any change (on a current or forward basis) in the price of copper, zinc or gold;

(h)	a change in the market price or trading volume of Foran Common Shares (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Foran Material Adverse Effect has occurred);

(i)	any failure of Foran (or any of its Subsidiaries) to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of the Arrangement Agreement (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Foran Material Adverse Effect has occurred); or

(j)	the public announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

provided, however, that each of clauses (a) through (g) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) Foran and its Subsidiaries, on a consolidated basis, or disproportionately materially adversely affect Foran and its Subsidiaries in comparison to other comparable persons who operate in the industry in which Foran and its Subsidiaries operate and provided further, however, that references in the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Foran Material Adverse Effect has occurred;

“Foran Meeting” means the special meeting of the Foran Securityholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution;

“Foran Meeting Location” has the meaning ascribed thereto in the section titled “Foran Shareholders – Questions and Answers – General Information About the Foran Meeting and Voting”;

“Foran Meeting Materials” means this Circular, the Foran Notice of Meeting, and the Foran Proxy or VIF for the Foran Meeting, as applicable;

“Foran Non-Voting Shares” means the non-voting shares in the capital of Foran;

“Foran Notice of Meeting” means the notice of meeting of Foran dated March 6, 2026 regarding the Foran Meeting;

“Foran Optionholder” means a holder of Foran Options;

“Foran Options” means stock options to purchase Foran Common Shares granted under the Foran LTIP;

“Foran Preferred Shares” means the preference shares in the capital of Foran;

“Foran Properties” means the McIlvenna Bay Property, the Bigstone Property and all other mineral properties in which Foran has a direct or indirect economic interest as described in the Foran Disclosure Letter;

“Foran Proxy” means the form of proxy with respect to the Foran Meeting;

“Foran PSUs” means performance share units granted under the Foran LTIP;

“Foran Public Disclosure Record” means all documents filed by or on behalf of Foran on SEDAR+ since January 1, 2024 and prior to the date of the Arrangement Agreement;

“Foran Record Date” has the meaning ascribed thereto in the section titled “General Proxy Matters of Foran – Voting Securities of Foran and Principal Holders Thereof”;

“Foran RSU Holder” means a holder of Foran RSUs;

“Foran RSUs” means restricted share units granted under the Foran LTIP;

“Foran Securities” means, collectively, the Foran Shares, the Foran Options, the Foran DSUs and the Foran RSUs;

“Foran Securityholder” means, collectively, the Foran Shareholders, the Foran Optionholders, the Foran RSU Holders and the Foran DSU Holders;

“Foran Securityholder Approval” has the meaning ascribed thereto in “The Arrangement – Securityholder Approval – Foran Securityholder Approval”;

“Foran Shareholder” means a holder of one or more Foran Shares;

“Foran Shares” means, collectively, the Foran Common Shares and the Foran Non-Voting Shares;

“Foran Special Committee” means the special committee of independent directors of Foran;

“Foran Superior Proposal” means any unsolicited bona fide written Foran Acquisition Proposal from a person or group of persons who is or are an arm’s length third party of Foran (other than Eldorado), made after the date of the Arrangement Agreement, to acquire not less than all of the outstanding Foran Shares or all or substantially all of the assets of Foran on a consolidated basis that:

(a)	complies with Canadian Securities Laws and did not result from or involve a breach of the Arrangement Agreement or any agreement between the person making such Foran Acquisition Proposal and Foran;

(b)	the Foran Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, and after taking into account all of the terms and conditions of such Foran Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Foran Acquisition Proposal and the person or persons making such Foran Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is (i) in the best interests of Foran; and (ii) more favourable to the Foran Shareholders from a financial point of view than the Arrangement;

(c)	is made available to all of the holders of Foran Shares on the same terms and conditions;

(d)	is not subject to any financing contingency or condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Foran Shares or assets, as the case may be;

(e)	is not subject to any due diligence or access condition;

(f)	the Foran Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Foran Acquisition Proposal and the person or persons making such Foran Acquisition Proposal; and

(g)	in the event that Foran does not have the financial resources to pay the Foran Termination Fee, provides that the person making such Foran Acquisition Proposal shall advance or otherwise provide Foran the cash required for Foran to pay the Foran Termination Fee and such amount shall be advanced or provided on or before the date such Foran Termination Fee becomes payable;

“Foran Superior Proposal Notice” has the meaning ascribed thereto in “The Arrangement Agreement – Right to Match”;

“Foran Support Agreements” means the voting and support agreements, including all amendments thereto, between Eldorado and each of the Foran Supporting Securityholders setting forth the terms and conditions upon which such Foran Supporting Securityholder agrees to vote their Foran Shares, Foran Options, Foran RSUs and Foran DSUs in favour of the Arrangement Resolution;

“Foran Supporting Securityholders” means the persons, other than Eldorado, who are party to the Foran Support Agreements, including, but not limited to each of Foran’s directors and officers;

“Foran Technical Report” means the technical report of Foran titled “2025 Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada” dated effective March 12, 2025, with a report date of March 12, 2025;

“Foran Termination Fee” has the meaning ascribed thereto in “The Arrangement Agreement – Termination of the Arrangement Agreement – Foran Termination Fee and Termination Fee Event”;

“Foran Termination Fee Event” has the meaning ascribed thereto in “The Arrangement Agreement – Termination of the Arrangement Agreement – Foran Termination Fee and Termination Fee Event”;

“Foran Title Opinion” means an opinion as to the title and ownership interests of the Foran Properties and the registered Liens thereon, dated the Effective Date and consistent in all material respects with the representations of Foran set out in the Arrangement Agreement;

“Former Foran Securityholder” means the Foran Securityholders immediately prior to the Effective Time;

“Former Foran Shareholders” means the Foran Shareholders immediately prior to the Effective Time;

“forward-looking information” has the meaning ascribed thereto in the section titled “General Proxy Information – Cautionary Statement Regarding Forward-Looking Information”;

“Governmental Authority” means any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, NYSE or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“Holder” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”;

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption with respect to the issuance and distribution of the Consideration Shares and the Replacement Options, to be issued following the application therefor submitted to the Court as contemplated by the Arrangement Agreement, in form and substance acceptable to Foran and Eldorado, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Foran Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court (or on appeal) with the consent of both Foran and Eldorado, each acting reasonably, and attached to this Circular as Appendix K;

“Intermediary” means, collectively, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans that a Non-Registered Eldorado Shareholder’s Eldorado Shares or Non-Registered Foran Shareholder’s Foran Shares, respectively, are held through;

“IRS” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement”;

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which a Party or any of its Subsidiaries directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a Subsidiary of such Party, and any Subsidiary of any such entity;

“Kışladağ Mine” means Eldorado’s 100% owned Kışladağ mine; located in Türkiye, as more particularly described in the Eldorado Public Disclosure Record and the technical report titled “Technical Report, Kışladağ Gold Mine, Turkey” with an effective date of January 17, 2020;

“Lamaque Complex” means Eldorado’s 100% Lamaque complex, located in Québec, as more particularly described in the Eldorado Public Disclosure Record and the technical report titled “Technical Report for the Lamaque Complex, Québec, Canada” with an effective date of December 31, 2024;

“Laurel Hill” means Laurel Hill Advisory Group, proxy solicitation agent to Eldorado and Foran;

“Laws” means all laws, statutes, treaties, conventions, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or policies, guidelines, protocols or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity, and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be sent to the Registered Foran Shareholders for use in connection with the Arrangement;

“Liens” means any mortgage, hypothec, prior claim, lease, sublease, easement, encroachment, servitude, lien, guarantee, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind;

“Mark-to-Market Election” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Passive Foreign Investment Company Considerations”;

“Matching Period” has the meaning ascribed thereto in the section titled “The Arrangement Agreement – Right to Match”;

“Material Foran Contract” means any Contract of Foran or any of its Subsidiaries: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Foran Material Adverse Effect; (ii) relating to the guarantee of any liabilities or obligations or to indebtedness for borrowed money; (iii) under which indebtedness of Foran or any of its Subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of Foran or any of its Subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness; (iv) restricting the incurrence of indebtedness by Foran or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of Foran or any of its Subsidiaries, or restricting the payment of dividends by Foran or any of its Subsidiaries; (v) under which Foran or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $5,000,000 over the remaining term; (vi) providing for the establishment, investment in, organization or formation of any Joint Venture, limited liability company or partnership; (vii) that creates an exclusive dealing arrangement or right of first offer or refusal or similar rights or terms to any person; (viii) with a Governmental Authority; (ix) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset is equal to or exceeds $10,000,000; (x) that limits or restricts (A) the ability of Foran or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or (B) the scope of persons to whom Foran or any of its Subsidiaries may sell or acquire assets, products or deliver or obtain services; (xi) providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of the Foran Properties; (xii) that is material to Foran and related to the operation of, or the exploitation, extraction, development or production of minerals from, the Foran Properties; (xiii) that constitutes a shareholders’, investor rights or similar agreement; or (xiv) that is otherwise material to Foran;

“MBO” means McIlvenna Bay Operating Ltd., a Subsidiary of Foran;

“McCarthy” has the meaning ascribed thereto in the section titled “The Arrangement – Background to the Arrangement”;

“McIlvenna Bay Property” means Foran’s 100% owned McIlvenna Bay property, including the McIlvenna Bay deposit and the Tesla target, located in east central Saskatchewan, 65 kilometres west of Flin Flon, Manitoba, as more particularly described in the Foran Public Disclosure Record and the Foran Technical Report;

“MLI” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders – Disposition of Foran Common Shares Pursuant to the Arrangement”;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Morgan Stanley” means Morgan Stanley Canada Limited, financial advisors to Foran;

“Morgan Stanley Fairness Opinion” means the opinion of Morgan Stanley that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Foran Shareholders under the Arrangement is fair, from a financial point of view, to the Foran Shareholders;

“NBF” means National Bank Financial Inc., financial advisors to Foran;

“NBF Fairness Opinion” means the opinion of NBF that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Foran Shareholders under the Arrangement is fair, from a financial point of view, to the Foran Shareholders;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NIC” has the meaning ascribed thereto in the section titled “Securities Law Considerations – Interests of Certain Persons in the Arrangement – Termination and Change of Control Benefits”;

“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement;

“NOBOs” has the meaning ascribed thereto in the section titled “Eldorado Shareholders – Questions and Answers – Registered and Non-Registered Eldorado Shareholders”;

“Non-Registered Eldorado Shareholder” has the meaning ascribed thereto in the section titled “General Proxy Matters of Eldorado – Advice to Non-Registered Eldorado Shareholders”;

“Non-Registered Foran Shareholder” has the meaning ascribed thereto in the section titled “General Proxy Matters of Foran – Advice to Non-Registered Foran Shareholders”;

“Non-Resident Holder” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada”;

“Notice of Dissent” means a notice of dissent duly and validly given by a Registered Foran Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in the Plan of Arrangement;

“Notifiable Transaction” has the meaning ascribed thereto in the section titled “The Arrangement – Regulatory Matters”;

“Notifications” has the meaning ascribed thereto in the section titled “The Arrangement – Regulatory Matters”;

“NYSE” means the New York Stock Exchange;

“OBOs” has the meaning ascribed thereto in the section titled “Eldorado Shareholders – Questions and Answers – Registered and Non-Registered Eldorado Shareholders”;

“Olympias Mine” means Eldorado’s 100% owned Olympias mine, located in Greece, as more particularly described in the Eldorado Public Disclosure Record and technical report titled “Technical Report, Olympias Mine, Greece” with an effective date of December 31, 2023;

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances of such case in the context of the provisions of the Arrangement Agreement;

“OTCQX” means the OTCQX market operated by the OTC Markets Group;

“Outside Date” means June 1, 2026 or such later date as may be agreed to in writing by the Parties, provided, however, that if the Effective Date has not occurred by June 1, 2026 as a result of the failure to satisfy the conditions set forth in the Arrangement Agreement and no Required Regulatory Approval has been denied by a non-appealable decision of a Governmental Authority, then any Party may elect by notice in writing delivered to the other Party by no later than 5:00 p.m. (Vancouver time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than 30 days from the then-current Outside Date (including as previously extended), provided further that, notwithstanding the foregoing, (a) a Party shall not be permitted to extend the Outside Date if the failure to satisfy the conditions as set forth the Arrangement Agreement is primarily the result of the failure by such Party to perform any of its covenants or agreements or breach by such Party of any of its representations and warranties in any material respect under the Arrangement Agreement, and (b) the aggregate extension period from the Outside Date for the Parties, when combined, shall not exceed 90 days from June 1, 2026;

“Parties” means Foran and Eldorado, and “Party” means any one of them, as applicable;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in their capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Petition” means the Petition for the Final Order attached as Appendix M;

“PFIC” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Receipt of the Consideration in Exchange for the Foran Common Shares”;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Appendix C, and any amendments or variations thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court;

“Proceeding” means any material court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding.

“QEF” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Passive Foreign Investment Company Considerations”;

“QEF Election” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Passive Foreign Investment Company Considerations”;

“RBC Capital Markets” means RBC Dominion Securities Inc., financial advisor to the Eldorado Special Committee;

“RBC Fairness Opinion” means the opinion of RBC Capital Markets that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be paid by Eldorado under the Arrangement is fair from a financial point of view to Eldorado;

“Registered Eldorado Shareholder” means a registered holder of Eldorado Shares as recorded in the shareholder register of Eldorado;

“Registered Foran Shareholder” means a registered holder of Foran Shares as recorded in the shareholder register of Foran;

“Registered Plan” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders – Eligibility for Investment”;

“Regulation S” means Regulation S under the U.S. Securities Act;

“related party” has the meaning ascribed thereto in the section titled “Securities Law Considerations – Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions”;

“Replacement Option” has the meaning ascribed thereto in the section titled “Summary – Description of the Arrangement”;

“Representatives” means, in respect of a Party, any officer, director, employee, consultant, representative (including financial, legal or other advisor) or agent of the Party or any of its Subsidiaries;

“Required Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by applicable Law or a Governmental Authority, in each case in connection with the Arrangement including, without limitation, the approval of the TSX and the NYSE in accordance with the terms of the Arrangement Agreement, the Competition Act Approval and those consents listed in the Foran Disclosure Letter;

“Required Securityholder Approval” means the approval of the Arrangement Resolution and the Eldorado Share Issuance Resolution;

“Resident Holder” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada”;

“Response” has the meaning ascribed thereto in the section titled “Summary – Court Approval”;

“Rule 144” means Rule 144 under the U.S. Securities Act, and any successor rule thereto;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” has the meaning ascribed thereto the section titled “General Proxy Information – Information for United States Securityholders” ;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and public policies made thereunder;

“Securities Laws” means, collectively, the Canadian Securities Laws and the U.S. Securities Laws;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

“Shell Company” has the meaning ascribed thereto in the section titled “Securities Laws Considerations – United States Securities Law Considerations”;

“Skouries Project” means Eldorado’s 100% owned Skouries project, located in Greece, as more particularly described in the Eldorado Public Disclosure Record and the technical report titled “Technical Report, Skouries Project, Greece” with an effective date of January 22, 2022;

“Statutory Plan” means any statutory benefit plan which Foran or any of Foran’s Subsidiaries is required to participate in or comply with, including the Canada Pension Plan, Quebec Pension Plan (if applicable) and any plan administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

“Stifel” means Stifel Nicolaus Canada Inc., financial advisor to the Foran Special Committee;

“Stifel Fairness Opinion” means the opinion of Stifel that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by Foran Shareholders under the Arrangement is fair, from a financial point of view, to the Foran Shareholders;

“Subsidiary” means, with respect to a specified entity, any:

(a)	corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)	partnership, unlimited liability company, Joint Venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Supplementary Information Request” has the meaning ascribed thereto in the section titled “The Arrangement – Regulatory Matters”;

“Tax” and “Taxes” means, with respect to any person, (a) any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any supranational, national, federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, employer health taxes, withholding taxes, global minimum or “Pillar 2” taxes, sales taxes, use taxes, goods and services taxes, harmonized sales taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and government pension plan premiums and contributions, and other taxes, fees, imposts, assessments or charges of any kind whatsoever; (b) any interest, penalties, additional taxes, fines and other charges and additions that may become payable on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or by virtue of any statute; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a transferee or successor in interest to any party;

“taxable capital gain” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders – Disposition of Foran Common Shares Pursuant to the Arrangement – Taxation of Capital Gains and Capital Losses”;

“taxable capital loss” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders – Disposition of Foran Common Shares Pursuant to the Arrangement – Taxation of Capital Gains and Capital Losses”;

“Tax Act” means the Income Tax Act (Canada);

“Tax Election” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders – Disposition of Foran Common Shares Pursuant to the Arrangement – Exchange of Foran Common Shares – Tax Election”;

“Tax Instruction Letter” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders – Disposition of Foran Common Shares Pursuant to the Arrangement – Procedure for Making a Tax Election”;

“Tax Proposals” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders”;

“Treasury Regulations” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement”;

“Tribunal” has the meaning ascribed thereto in the section titled “The Arrangement – Regulatory Matters”;

“TSX” means the Toronto Stock Exchange;

“U.S. Dissenting Holder” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – U.S. Dissenting Holders”;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;

“U.S. Holder” has the meaning ascribed thereto in the section titled “Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

“U.S. Securities Laws” means the U.S. Exchange Act, the U.S. Securities Act, and all other applicable U.S. federal securities laws;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“United States GAAP” has the meaning ascribed thereto in the section titled “General Proxy Information – Information for United States Shareholders”; and

“VIF” means voting instruction form with respect to the Eldorado Meeting or the Foran Meeting.

Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing any gender include all genders and words importing persons include firms and corporations and vice versa.

JOINT MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Introduction

This Circular is furnished in connection with the solicitation of proxies by the management of Eldorado and Foran for use at the special meeting of Eldorado Shareholders to be held at the offices of Blake, Cassels & Graydon LLP, located at Suite 3500, 1133 Melville Street, The Stack, Vancouver, British Columbia V6E 4E5 at 10:00 a.m. (Vancouver time) on April 7, 2026 and the special meeting of Foran Securityholders to be held at the offices of McCarthy Tétrault LLP located at Suite 5300, 66 Wellington Street West, Toronto, Ontario M5K 1E6, at 1:00 p.m. (Toronto time) on April 7, 2026, respectively, and at any adjournment(s) or postponement(s) thereof.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as that such information is given in this Circular.

The information concerning Foran contained in this Circular has been provided by Foran. Although Eldorado has no knowledge that would indicate that any of such information is untrue or incomplete, Eldorado does not assume any responsibility for the accuracy or completeness of such information or the failure by Foran to disclose events that may have occurred or may affect the completeness or accuracy of such information but that are unknown to Eldorado.

The information concerning Eldorado contained in this Circular has been provided by Eldorado. Although Foran has no knowledge that would indicate that any of such information is untrue or incomplete, Foran does not assume any responsibility for the accuracy or completeness of such information or the failure by Eldorado to disclose events that may have occurred or may affect the completeness or accuracy of such information but that are unknown to Foran.

All summaries of, and references to, the Arrangement Agreement, the Arrangement and the Plan of Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement. A copy of the Arrangement Agreement may be found under Eldorado’s and Foran’s profiles on SEDAR+ at www.sedarplus.ca and Eldorado’s profile on EDGAR at www.sec.gov. The Arrangement Agreement is also available for inspection by Foran Securityholders without charge during statutory business hours at Foran’s registered office located at Suite 904, 409 Granville Street, Vancouver, British Columbia, V6C 1T2, until the Foran Meeting. The Plan of Arrangement is attached to this Circular as Appendix C. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

Information contained in this Circular is given as of March 6, 2026 except where otherwise noted and except that information in documents incorporated by reference herein is given as of the dates noted therein.

Information contained in this Circular should not be construed as legal, tax or financial advice, and Eldorado Shareholders and Foran Securityholders are urged to consult their own professional advisors in connection therewith.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation in connection with the Arrangement and the issuance of Eldorado Shares in connection with the Arrangement, or other matters to be considered at the Eldorado Meeting or the Foran Meeting, other than those contained in this Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.

Information For United States Securityholders

THE CONSIDERATION SHARES ISSUABLE TO FORAN SECURITYHOLDERS AND THE REPLACEMENT OPTIONS ISSUABLE TO FORAN OPTIONHOLDERS, IN EACH CASE PURSUANT TO THE ARRANGEMENT, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR OR THE FAIRNESS OR MERITS OF THE PLAN OF ARRANGEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The issuance of the Consideration Shares to Foran Securityholders in exchange for their Foran Shares and the issuance of the Replacement Options to Foran Optionholders in exchange for their Foran Options, in each case pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act, or any U.S. state securities Laws, and will be issued to Foran Securityholders and Foran Optionholders, respectively, in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”). The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the registration requirements under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by Law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the interim Order on March 6, 2026 and, subject to the approval of the Arrangement by Foran Securityholders and the approval of the Eldorado Share Issuance Resolution by the Eldorado Shareholders, a hearing on the application for the Final Order on the Arrangement will be held on or about April 9, 2026 by the Court. All Foran Securityholders are entitled to appear and be heard at this hearing. The Final Order will be relied upon as a basis for the exemption from the registration requirements of the U.S. Securities Act under the Section 3(a)(10) Exemption with respect to the Consideration Shares to be issued to Foran Securityholders in exchange for their Foran Shares and the Replacement Options to be issued to Foran Optionholders in exchange for their Foran Options pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed that the parties will so rely upon the Final Order as the basis for the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof.

Eldorado and Foran are organized under the federal Laws of Canada and the Laws of British Columbia, Canada, respectively. Eldorado and Foran are each a “foreign private issuer,” as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Securities Exchange Act. The solicitation of proxies for the Eldorado Meeting and the Foran Meeting and the transactions contemplated in this Circular are not subject to the requirements of Section 14(a) of the U.S. Exchange Act based on exemptions from the proxy solicitation rules for such foreign private issuers. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate Laws and Canadian Securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Eldorado Shareholders and Foran Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Eldorado Shareholders and Foran Securityholders in the United States should also be aware that disclosure requirements under Canadian laws differ from those required under United States corporate laws and United States federal and state securities legislation.

The Consideration Shares issued to Foran Securityholders in the United States pursuant to the Arrangement will not be registered under the U.S. Securities Act but will be freely tradable under the U.S. Securities Act, except by persons who are “affiliates” (as defined in Rule 144) of Eldorado after the completion of the Arrangement or who were affiliates of Eldorado within 90 days prior to the completion of the Arrangement. The Consideration issued to Foran Securityholders who are affiliates (or former affiliates) will be subject to certain restrictions on resale imposed by the U.S. Securities Act. See “Securities Law Considerations – United States Securities Law Considerations”.

The Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. As a result, the Eldorado Shares issuable upon exercise of the Replacement Options may not be issued in reliance upon the Section 3(a)(10) Exemption and the Replacement Options must be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities Laws or pursuant to a registration statement under the U.S. Securities Act. See “Securities Law Considerations – United States Securities Law Considerations”.

Information concerning the properties and operations of each of Eldorado and Foran contained in or incorporated by reference in this Circular have been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements promulgated by the SEC under the U.S. Securities Laws. In particular, disclosure of scientific or technical information regarding mineral reserves and mineral resources estimates included or incorporated by reference in this Circular has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the SEC generally applicable to United States companies pursuant to the standards adopted under Regulation S-K 1300. Accordingly, there is no assurance that any mineral reserves or mineral resources that Eldorado and Foran may report as a “measured”, “inferred” or “indicated” mineral resource under NI 43-101 would be the same had Eldorado or Foran prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. An estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in an estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral reserves and mineral resources for Eldorado and Foran contained or incorporated by reference in this Circular were reported using CIM Standards. Accordingly, information contained in this Circular or in documents incorporated by reference containing descriptions of each of Eldorado and Foran’s mineral properties, including mineral reserve and mineral resource information, may not be comparable to similar information that would be disclosed by a domestic United States reporting company in its filings with the SEC.

The financial statements and other financial information of each of Eldorado and Foran included or incorporated by reference in this Circular have been prepared in accordance with IFRS, which differs from accounting principles generally accepted in the United States (“United States GAAP”). The SEC has adopted rules to allow foreign private issuers, such as Eldorado, to prepare and file financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP. Accordingly, this Circular does not include an explanation of the principal differences between, or any reconciliation of, IFRS and United States GAAP. Unless otherwise indicated, all financial information contained and incorporated or deemed incorporated by reference in this Circular is presented in accordance with IFRS. As a result, financial statements and other financial information included or incorporated by reference in this Circular may not be comparable to financial statements and financial information of United States companies. Investors should consult with their own professional advisors for an understanding of the differences between IFRS and United States GAAP, and of how those differences might affect the financial information presented herein.

Foran Securityholders subject to United States federal taxation should be aware that the Arrangement and the ownership and disposition of Eldorado Shares may have material tax consequences both in Canada and in the United States, including, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States federal income tax purposes. See “Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement”. Foran Securityholders should consult their own tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of Eldorado Shares acquired pursuant to the Arrangement.

The enforcement by Eldorado Shareholders and Foran Securityholders of civil liabilities under United States federal and state securities Laws may be affected adversely by the fact that Eldorado and Foran are organized under the federal Laws of Canada and the Laws of British Columbia, Canada, respectively, being jurisdictions outside the United States, that some or all of their officers and directors of Foran and Eldorado, respectively, are residents of countries other than the United States, that some or all of the experts named in this Circular are residents of countries other than the United States and that all or a substantial portion of the assets of Eldorado, Foran and such persons are located outside the United States. As a result, it may be difficult or impossible for Eldorado Shareholders and Foran Securityholders in the United States to effect service of process within the United States upon Eldorado, Foran, their respective directors or officers or such experts, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States. In addition, Eldorado Shareholders and Foran Securityholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States.

Currency Exchange Rates

The following table sets forth the high and low daily exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the daily exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Bank of Canada:

	Year Ended December 31
	2025	2024
Rate at end of period	$1.3706	$1.4389
Average rate during period	$1.3978	$1.3698
High	$1.4603	$1.4416
Low	$1.3558	$1.3316

Cautionary Statement Regarding Forward-Looking Information

This Circular (including the Appendices hereto) contains certain statements or disclosures that may constitute forward-looking information within the meaning of applicable Canadian and U.S. securities legislation (“forward-looking information”). All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of Eldorado or Foran, as applicable, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “potential”, “enable”, “plan”, “continue”, “contemplate”, or other comparable terminology.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to Eldorado and Foran, as applicable, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Circular (including the Appendices hereto) in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	the approval of the Arrangement by the Court and Foran Securityholders, approval of the issuance of Eldorado Shares under the Arrangement by Eldorado Shareholders and satisfaction of the other closing conditions in all material respects in accordance with the Arrangement Agreement and the timing thereof;

•	the completion and timing of the Arrangement;

•	the timely receipt of all Required Regulatory Approvals and other third party consents to complete the Arrangement;

•	satisfaction of the other closing conditions in all material respects in accordance with the Arrangement Agreement;

•	trading access related to the Eldorado Shares issuable upon exercise of the Replacement Options;

•	the impact of income Tax Laws, including treatment of Foran Securityholders under applicable Tax Laws;

•	no unforeseen changes in the legislative and operating framework for the business of Eldorado or Foran, as applicable;

•	no significant adverse changes in economic conditions that influence the demand for gold, silver, copper, zinc and lead;

•	no significant adverse changes in commodity prices;

•	a stable competitive environment;

•	stability in financial capital markets;

•	the ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner to carry out development activities;

•	the ability to market gold, silver, copper, zinc and lead successfully to current and new customers;

•	the impact of increasing competition;

•	the perceived benefits of the Arrangement and the expected attributes of Eldorado on completion of the Arrangement;

•	the ability to obtain financing on acceptable terms; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

In particular, this Circular (including the Appendices hereto) and the documents incorporated by reference herein contain forward-looking information and statements, including forward-looking information and statements pertaining to the following:

•	the Eldorado Meeting and the Foran Meeting and the timing thereof;

•	the solicitation of proxies by Eldorado and Foran;

•	the perceived benefits of the Arrangement and possible synergies resulting from the Arrangement;

•	the structure, steps, timing and effects of the Arrangement;

•	the timing of the Final Order and the Effective Date of the Arrangement and the expectation that the conditions to completion of the Arrangement will be satisfied;

•	the satisfaction of conditions for listing of the Consideration Shares and the Eldorado Shares issuable upon the exercise of the Replacement Options on the TSX and the NYSE and the timing thereof;

•	the receipt of the Required Regulatory Approvals and other third party consents to complete the Arrangement;

•	the availability of the Section 3(a)(10) Exemption for the issuance of the Consideration Shares and the Replacement Options;

•	the delisting of the Foran Common Shares from the TSX and OTCQX and Foran ceasing to be a reporting issuer;

•	the transfer restrictions (or lack thereof) with respect to the Eldorado Shares upon the completion of the Arrangement;

•	the treatment of Foran Securities held by directors and senior officers of Foran;

•	the number of Consideration Shares expected to be issued pursuant to the Arrangement;

•	the number of Replacement Options expected to be issued pursuant to the Arrangement;

•	the expected percentage ownership of Former Foran Securityholders of the Eldorado Shares on a non-diluted basis immediately following completion of the Arrangement;

•	anticipated executive leadership and Eldorado Board changes following completion of the Arrangement and expected succession and renewal planning;

•	the future payment of dividends on Eldorado Shares and amounts thereof;

•	the liquidity and the market price of Eldorado Shares;

•	sources of income;

•	objectives, business plans and strategies;

•	financial conditions;

•	industry conditions;

•	future capital expenditures (including general and administrative expenses), including the timing, amount and nature thereof and sources of financing thereof;

•	other trends of the capital markets;

•	projection of market prices and costs;

•	supply and demand for gold, silver, copper, zinc and lead and commodity prices;

•	treatment under governmental regulatory regimes and Tax Laws;

•	realization of the anticipated benefits of acquisitions and dispositions;

•	movements in currency exchange rates;

•	anticipated income Taxes;

•	plans and objectives of management for future operations;

•	the success of exploration and development activities;

•	quantity of the existing mineral resources and mineral reserves of Eldorado and Foran;

•	estimates of the mine life of mineral projects;

•	expectations regarding the ability to raise capital and to add to mineral resources and mineral reserves through acquisitions, exploration, development and divestiture of assets;

•	the exercise of Dissent Rights by Foran Shareholders with regard to the Arrangement;

•	forecast business results;

•	anticipated tax treatment of the Arrangement on Foran Securityholders;

•	anticipated financial performance; and

•	risk factors related to the business of Eldorado and Foran.

The forward-looking information in statements or disclosures in this Circular (including the Appendices hereto) and the documents incorporated by reference herein is based (in whole or in part) upon factors which may cause actual results, performance or achievements of Eldorado or Foran, as applicable, to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to Eldorado and Foran, as applicable, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While Eldorado and Foran do not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	the risk that the Arrangement may not close when planned or at all on the terms and conditions set forth in the Arrangement Agreement;

•	inability to obtain required consents, permits or approvals, including the Final Order, Eldorado Shareholder approval of the Eldorado Share Issuance Resolution and Foran Securityholder approval of the Arrangement Resolution, in a timely manner, or at all;

•	if a third party makes a Eldorado Superior Proposal or a Foran Superior Proposal, the Arrangement may not be completed and Foran or Eldorado, as applicable, may be required to pay the Eldorado Termination Fee or Foran Termination Fee, respectively;

•	the failure to comply with the terms of the Arrangement Agreement may result in a Foran Material Adverse Effect or Eldorado Material Adverse Effect, as applicable;

•	the Arrangement may result in Tax being payable by certain Foran Securityholders following completion of the Arrangement;

•	the Arrangement Agreement may be terminated by any Party in certain circumstances;

•	the Consideration Shares to be issued in connection with the Arrangement has and may continue to fluctuate between the date of the Arrangement Agreement and the completion of the Arrangement;

•	the market price of the Foran Shares and the Eldorado Shares may be materially adversely affected in certain circumstances;

•	the Arrangement Agreement contains provisions that restrict the ability of each of Eldorado and Foran to pursue alternatives to the Arrangement and to conduct their respective businesses;

•	the focus of management’s time and attention on the Arrangement may detract from other aspects of the respective business of Eldorado and Foran;

•	the benefits expected from the Arrangement may not be realized;

•	the exercise of Dissent Rights may impact cash resources or result in the Arrangement not being completed;

•	litigation relating to the Arrangement may be commenced which may prevent, delay or give rise to significant costs or liabilities;

•	the Tax consequences of the Arrangement may differ from anticipated treatment;

•	the directors and senior officers of Foran have interests in the Arrangement that differ from those of Foran Securityholders;

•	the fairness opinions do not reflect changes in circumstances that have or may occur since the date of the Arrangement Agreement;

•	the risk that future dividend payments by Eldorado on the Eldorado Shares, including any potential increase or decrease following completion of the Arrangement, may not be declared or paid, or may be declared or paid at levels different than anticipated;

•	the requirement that any future dividend payments or increases thereto be approved by the Eldorado Board on completion of the Arrangement, which approval may not be obtained;

•	changes in, or the application of, Eldorado’s dividend policy from time to time;

•	the availability of funds for the payment of dividends, which will depend on, among other things, the operating cash flow generated by Eldorado and its Subsidiaries;

•	Eldorado’s financial requirements for its operations, including capital expenditures and other funding needs, which may limit funds available for dividend payments;

•	the execution of Eldorado’s growth strategy, which may require the retention or reinvestment of cash rather than the payment of dividends;

•	the failure to satisfy solvency tests imposed by the CBCA in connection with the declaration or payment of dividends;

•	risks related to accidents and labour disputes and other risks inherent to mining operations and mineral exploration;

•	sufficient liquidity for future operations;

•	cost of capital risk to carry out operations;

•	increased competition and the lack of availability of qualified personnel or management;

•	loss of key personnel;

•	uncertainty of government policy changes;

•	the risk of carrying out operations with minimal environmental impact;

•	operational hazards and availability of insurance;

•	industry conditions, including changes in Laws and regulations, including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced;

•	general economic, market and business conditions;

•	competitive action by other companies;

•	the ability of suppliers to meet commitments;

•	stock market volatility;

•	creditworthiness of counterparties; and

•	the risks discussed under the heading “Risk Factors” and elsewhere in this Circular, including in the documents incorporated by reference in this Circular.

The forward-looking statements contained in this Circular (including the Appendices hereto) and the documents incorporated by reference herein are made as of the date of such documents. Eldorado and Foran are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

This Circular also contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this Circular. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change and such changes may be material, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Eldorado Shareholders and Foran Securityholders are cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, Eldorado Shareholders and Foran Securityholders are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Eldorado and Foran caution you that the above list of factors is not exhaustive. Consequently, there is no representation by Eldorado or Foran that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Other factors which could cause actual results, performance or achievements of Eldorado or Foran to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed under “Risk Factors” and in the documents incorporated by reference in Appendix D and Appendix E.

Non-IFRS Measures

Included or incorporated by reference in this Circular are references to certain non-IFRS financial measures, including the terms total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), adjusted net earnings/(loss), adjusted net earnings/(loss) per share, free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital. In the gold mining industry, many of these are common performance measures but these non-IFRS financial measures do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Readers are cautioned not to consider these non-IFRS financial measures as an alternative to, or more meaningful than measures of financial performance as determined in accordance with IFRS. Readers are further cautioned not to place undue reliance on any one financial measure.

Certain of the non-IFRS financial measures disclosed in this Circular, including EBITDA and free cash flow, constitute forward-looking non-IFRS financial measures. The historical non-IFRS financial measures that are equivalent to such forward-looking non-IFRS financial measures, and the most directly comparable IFRS financial measures, together with reconciliations between such measures and explanations of their composition, are disclosed in the section entitled “Non-IFRS and Other Financial Measures and Ratios” in the annual management discussion and analysis of Eldorado for the financial year ended December 31, 2025, which is available under Eldorado’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

For more information see the annual management discussion and analysis of Eldorado for the financial year ended December 31, 2025, which is incorporated by reference into this Circular.

ELDORADO SHAREHOLDERS – QUESTIONS AND ANSWERS

The following questions and answers are provided to assist Eldorado Shareholders in understanding the matters to be considered at the Eldorado Meeting. This section is qualified in its entirety by the more detailed information contained elsewhere in this Circular, the accompanying Eldorado Notice of Meeting, and the related Eldorado Meeting Materials. Eldorado Shareholders should read this Circular carefully and in full.

General Information About the Eldorado Meeting and Voting

Q. When and where will the Eldorado Meeting be held?

A. The Eldorado Meeting will be held in person only on April 7, 2026, at 10:00 a.m. (Vancouver time), at the offices of Blake, Cassels & Graydon LLP, located at Suite 3500, 1133 Melville Street, The Stack, Vancouver, British Columbia V6E 4E5 (the “Eldorado Meeting Location”). Eldorado Shareholders and proxyholders should arrive sufficiently in advance of the start time to complete any admission, registration and security protocols at the Eldorado Meeting Location.

Q. What is the purpose of the Eldorado Meeting?

A. The Eldorado Meeting has been called to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution to approve the issuance of Eldorado Shares in connection with the Plan of Arrangement pursuant to section 288 of the BCBCA involving Eldorado, Foran and Foran Securityholders and to transact such further and other business as may be properly be brought before the Eldorado Meeting or any adjournment or postponement thereof.

Q. Why am I receiving this Circular?

A. This Circular is furnished by management of Eldorado and Foran in connection with the solicitation of proxies for use at the Eldorado Meeting and Foran Meeting, respectively, and at any adjournment or postponement thereof. The solicitation is being made by or on behalf of management of Eldorado. Proxies may be solicited primarily by mail and may also be solicited by telephone, over the internet, in writing or in person. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of Eldorado (who will not be specifically remunerated therefor). Eldorado has retained Laurel Hill to assist it in its solicitation of proxies from Eldorado Shareholders and provide additional services including but not limited to strategic shareholder advisor communications and recommending corporate governance best practices. All costs of solicitation for the Eldorado Meeting will be borne by Eldorado and Foran. Eldorado Shareholders may be contacted by Eldorado or a representative of Laurel Hill in connection with voting and the solicitation of proxies and voting instructions.

Q. What is the record date and who is entitled to vote?

A. Only Eldorado Shareholders of record as at the close of business on the Eldorado Record Date are entitled to receive notice of, and to vote at, the Eldorado Meeting. Each issued and outstanding Eldorado Share carries one vote on each matter to be voted upon at the Eldorado Meeting.

Receipt of Eldorado Meeting Materials

Q. How will I receive the Eldorado Meeting Materials?

A. Eldorado is delivering the Eldorado Meeting Materials using full-set delivery. Accordingly, Eldorado Shareholders are being provided with the complete package of Eldorado Meeting Materials (including the Eldorado Notice of Meeting, this Circular and the enclosed Eldorado Proxy or VIF, as applicable), by mail or by electronic delivery where an Eldorado Shareholder has previously provided valid consent to receive materials electronically, in each case in accordance with applicable legal requirements.

•	Registered Eldorado Shareholders: Eldorado Meeting Materials are being delivered directly to Registered Eldorado Shareholders at the mailing address shown on Eldorado’s share register, or by electronic delivery to those Registered Eldorado Shareholders who have consented to e-delivery through Computershare or other applicable process (for example, email notification or access through an electronic delivery portal, as applicable).

•	Non-Registered Eldorado Shareholders: Eldorado Meeting Materials are being delivered to Non-Registered Eldorado Shareholders through their Intermediary in accordance with NI 54-101. Intermediaries may deliver materials by mail or electronically to Non-Registered Eldorado Shareholders who have consented to e-delivery with their Intermediary or the Intermediary’s service provider.

If you have moved, changed your email address, or otherwise need to update your delivery preferences, Registered Eldorado Shareholders should contact Computershare and Non-Registered Eldorado Shareholders should contact their Intermediary.

If you have not received the Eldorado Meeting Materials in sufficient time to review them and vote before the applicable deadline, you should contact your Intermediary (if you are a Non-Registered Eldorado Shareholder) or Eldorado/Computershare (if you are a Registered Eldorado Shareholder) promptly.

Q. Can I obtain additional copies of the Eldorado Meeting Materials?

A. Yes. Eldorado Shareholders may request additional copies of the Eldorado Meeting Materials, without charge, by contacting Eldorado (Attention: Corporate Secretary) or Eldorado’s transfer agent and registrar using the information below. Copies of Eldorado’s public disclosure are also available under Eldorado’s issuer profile on SEDAR+ at www.sedarplus.ca and, as applicable, through Eldorado’s filings with the U.S. Securities and Exchange Commission:

•	Eldorado Gold Corporation
Attention: Corporate Secretary (Karen Aram)
550 Burrard Street, 11th Floor
Vancouver, British Columbia V6C 2B5
Email: information@eldoradogold.com
Telephone: +1 604 687 4018 or +1 888 353 8166 (toll-free)
Facsimile: +1 604 687 4026

•	Transfer Agent and Registrar: Computershare Trust Company of Canada 320 Bay Street, 14th Floor Toronto, Ontario M5H 4A6

Registered and Non-Registered Eldorado Shareholders

Q. Am I a Registered Eldorado Shareholder or a Non-Registered Shareholder?

A. You are a Registered Eldorado Shareholder if you are recorded as a registered holder of your Eldorado Shares in the shareholder register of Eldorado. You are a Non-Registered Eldorado Shareholder if your Eldorado Shares are registered either: (i) in the name of an Intermediary that you deal with in respect of your Eldorado Shares, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

Q. What are NOBOs and OBOs?

A. Under NI 54-101, Non-Registered Eldorado Shareholders are generally categorized as: (i) those who object to their name being made known to Eldorado, known as objecting beneficial owners (“OBOs”); and (ii) those who do not object to their name being made known to Eldorado, known as non-objecting beneficial owners (“NOBOs”). Intermediaries are responsible for delivering Eldorado Meeting Materials and collecting voting instructions from Non-Registered Eldorado Shareholders in accordance with NI 54-101 and applicable Canadian Securities Laws.

Voting at the Eldorado Meeting; Proxies and Voting Instructions

Q. What am I being asked to vote on?

A. Eldorado Shareholders are being asked to vote on the Eldorado Share Issuance Resolution, set out in the Eldorado Notice of Meeting and described in this Circular, to approve the issuance of Eldorado Shares in connection with the Arrangement.

Q. How do I vote if I am a Registered Eldorado Shareholder?

A. Registered Eldorado Shareholders may vote by: (i) completing, signing and returning the enclosed Eldorado Proxy in accordance with the instructions on the Eldorado Proxy and under “General Proxy Matters of Eldorado – Appointment and Revocation of Proxies” in this Circular; or (ii) attending and voting at the Eldorado Meeting in person. Registered Eldorado Shareholders who vote by telephone or internet will require the control number shown on the Eldorado Proxy. Registered Eldorado Shareholders are encouraged to vote by proxy well in advance of the proxy deadline to ensure their vote is counted, regardless of their ability to attend the Eldorado Meeting.

Q. How do I vote if I am a Non-Registered Eldorado Shareholder?

A. Non-Registered Eldorado Shareholders generally vote by completing and returning the VIF provided by their Intermediary (or the Intermediary’s service provider, often Broadridge Financial Solutions Inc.), in accordance with the instructions provided by your Intermediary. In many cases, the VIF permits voting by telephone or over the internet (including at www.proxyvote.com), in each case in accordance with the instructions on the VIF. Intermediaries frequently impose voting cut-offs earlier than Eldorado’s proxy deadline; Non-Registered Eldorado Shareholders should submit voting instructions as early as possible. Eldorado may also utilize the Broadridge QuickVote™ service to assist Non-Registered Eldorado Shareholders that are NOBOs with voting their Eldorado Shares by telephone, where available.

Q. Can I vote in person if I am a Non-Registered Eldorado Shareholder?

A. If you are a Non-Registered Eldorado Shareholder and wish to attend, participate or vote at the Eldorado Meeting, you must insert your own name in the space provided on the VIF sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Non-Registered Eldorado Shareholders who have questions or concerns regarding any of these procedures may also contact their Intermediary. It is recommended that inquiries of this kind be made well in advance of the Eldorado Meeting.

Q. What is the deadline for submitting my proxy or voting instructions?

A.

•	Registered Eldorado Shareholders: To be valid, completed proxies must be received by Eldorado’s transfer agent and registrar, Computershare, no later than 10:00 a.m. (Vancouver time) on the second Business Day preceding the date of the Eldorado Meeting or any adjournment or postponement thereof. The Eldorado Proxy may be returned by mail or other permitted delivery methods, or may be voted by telephone or over the internet, in each case in accordance with the instructions on the Eldorado Proxy. Computershare’s mailing address is: Computershare Trust Company of Canada, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6.

•	Non-Registered Eldorado Shareholders: Non-Registered Eldorado Shareholders must comply with the deadline specified by their Intermediary on the VIF, which may be earlier than the Eldorado’s proxy deadline. If you require assistance voting, including assistance with any available telephone or internet voting options (including the Broadridge QuickVote™ service for beneficial shareholders, where applicable), please contact Laurel Hill at +1 877 452 7184 (toll-free in North America), +1 416 304 0211 (outside North America), by email at assistance@laurelhill.com, or by texting the word “INFO” to +1 877 452 7184 or +1 416 304 0211.

Q. How will my Eldorado Shares be voted if I return a proxy but do not provide voting instructions?

A. If you are a Registered Eldorado Shareholder and you return an Eldorado Proxy but do not specify how the proxyholder should vote on a matter, your Eldorado Shares will be voted in accordance with the recommendations of management of Eldorado as set out in this Circular, subject to the discretionary authority described in the Eldorado Proxy and this Circular.

Q. Can I appoint someone else to attend and vote on my behalf?

A. Yes. A Registered Eldorado Shareholder may appoint a person (who need not be an Eldorado Shareholder) other than the management proxyholders named in the Eldorado Proxy by inserting that person’s name in the blank space provided in the Eldorado Proxy and returning the completed Eldorado Proxy in accordance with the instructions provided in the Eldorado Proxy and this Circular. Non-Registered Eldorado Shareholders must follow the instructions provided by their Intermediary to appoint themselves or another person as proxyholder.

Q. How do I revoke or change a proxy (or change voting instructions)?

A. A Registered Eldorado Shareholder who has given a proxy may revoke it in the manner permitted by applicable Law and as described in this Circular, including by executing and delivering a later-dated Eldorado Proxy within the required time period or by delivering a written notice of revocation within the prescribed time. Non-Registered Eldorado Shareholders wishing to change voting instructions must contact their Intermediary and comply with the Intermediary’s procedures and deadlines.

The Plan of Arrangement and Approval Requirements

Q. What is a plan of arrangement under the BCBCA?

A. A plan of arrangement is a statutory procedure under British Columbia corporate law that allows companies to carry out transactions with the approval of affected securityholders (in this case, the Foran Securityholders) and the Court.

Q. Has the Eldorado Board made a voting recommendation to Eldorado Shareholders?

A. After careful consideration, including a thorough review of the Arrangement Agreement and the BMO Capital Markets Fairness Opinion, as well as a thorough review of other matters, including those discussed in this Circular, and after receiving advice from its legal and financial advisors and considering the unanimous recommendation of the Eldorado Special Committee, the Eldorado Board has unanimously determined that the Arrangement is in the best interests of Eldorado and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the Eldorado Board has unanimously approved the Arrangement and unanimously recommends that the Eldorado Shareholders vote FOR the Eldorado Share Issuance Resolution.

Q. Did Eldorado obtain fairness opinions?

A. Yes. Each of BMO Capital Markets and RBC Capital Markets have provided fairness opinions to the Eldorado Board and the Eldorado Special Committee, respectively, that, as of the date each respective fairness opinion was provided, the Consideration to be paid by Eldorado pursuant to the Arrangement is fair, from a financial point of view, to Eldorado. For more information, see “The Arrangement – BMO Capital Markets Fairness Opinion” and “The Arrangement – RBC Fairness Opinion”

Q. What approvals are required for the Arrangement to proceed?

A. The obligations of Eldorado and Foran to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement are subject to the satisfaction or waiver of a number of conditions, including, among others: (i) approval of the Arrangement Resolution by the required vote of Foran Securityholders at the Foran Meeting in accordance with the Interim Order and applicable Laws; (ii) approval of the Eldorado Share Issuance Resolution by the required vote of Eldorado Shareholders at the Eldorado Meeting in accordance with the rules and policies of the TSX and NYSE; (iii) the Final Order having been obtained in form and substance satisfactory to each of Foran and Eldorado, each acting reasonably, and not having been set aside or modified in any manner unacceptable to either Eldorado or Foran, each acting reasonably; (iv) conditional approval or authorization of the listing of the Consideration Shares to be issued in connection with the Arrangement on the NYSE (subject only to official notice of issuance) and the TSX (subject only to customary conditions); (v) the Required Regulatory Approvals, including the Competition Act Approval, being obtained; (vi) no Law having been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding having been otherwise taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement; and (vii) the Consideration Shares to be issued pursuant to the Arrangement being exempt from the prospectus and registration requirements of applicable Securities Laws by virtue of applicable exemptions under Securities Laws and there being no resale restrictions on such Consideration Shares under applicable Securities Laws, except in respect of those holders who are subject to restrictions on resale as a result of being a “control person” under applicable Securities Laws.

On February 25, 2026, the Commissioner issued an ARC to Eldorado in respect of the Arrangement. Receipt of the ARC constitutes the Competition Act Approval.

Eldorado has applied to list the Consideration Shares to be issued in connection with the Arrangement (including the Eldorado Shares to be issued on the exercise of the Replacement Options) on the TSX and the NYSE and has received conditional approval from the TSX. Final approval of the TSX is conditional on the satisfaction by Eldorado of customary conditions to listing imposed by the TSX. Eldorado anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement.

In order to become effective, the Eldorado Share Issuance Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the Eldorado Share Issuance Resolution by Eldorado Shareholders present in person or represented by proxy at the Eldorado Meeting.

Q. What happens if any required approval is not obtained?

A. If, among other things, the Eldorado Share Issuance Resolution is not approved or the Arrangement is not completed by the Outside Date, the Arrangement Agreement may be terminated and Eldorado will continue to operate independently. In certain circumstances, Eldorado will be required to pay Foran the Eldorado Termination Fee in connection with such termination, or Foran will be required to pay Eldorado the Foran Termination Fee in connection with such termination. In addition, in certain circumstances, each of Eldorado and Foran may be required to pay the other Party an expense reimbursement of $10 million. If the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, for any reason, the market price of Eldorado Shares may be materially adversely affected and Eldorado’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that Eldorado would remain liable for costs relating to the Arrangement. See “The Arrangement Agreement – Termination of the Arrangement Agreement” and “Risk Factors”.

Shareholder Assistance and Contacts

Q. Who can help answer my questions about voting and Meeting attendance?

A. If you have questions regarding voting, completing your Eldorado Proxy or VIF, obtaining a legal proxy, voting by telephone or over the internet (including QuickVote™, where applicable), or attending the Eldorado Meeting in person, you should contact:

•	Eldorado’s proxy solicitation agent (Laurel Hill): Toll-free in North America: +1 877 452 7184; Outside North America: +1 416 304 0211; Email: assistance@laurelhill.com; Text message: text the word “INFO” to +1 877 452 7184 or +1 416 304 0211; and/or

•	Eldorado’s transfer agent and registrar: Computershare Trust Company of Canada, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6; and/or

•	Eldorado (Attention: Corporate Secretary): Eldorado Gold Corporation, Attention: Corporate Secretary (Karen Aram), 550 Burrard Street, 11th Floor, Vancouver, British Columbia V6C 2B5; Email: information@eldoradogold.com; Telephone: +1 604 687 4018 or +1 888 353 8166 (toll-free); Facsimile: +1 604 687 4026.

Non-Registered Eldorado Shareholders should also contact their Intermediary regarding VIF deadlines and legal proxy procedures.

Foran Securityholders – QUESTIONS AND ANSWERS

The following questions and answers are provided to assist Foran Securityholders in understanding the matters to be considered at Foran Meeting. This section is qualified in its entirety by the more detailed information contained elsewhere in this Circular, the accompanying Foran Notice of Meeting, and the related Foran Meeting Materials. Foran Securityholders should read this Circular carefully and in full.

General Information About the Foran Meeting and Voting

Q. When and where will the Foran Meeting be held?

A. The Foran Meeting will be held in person only on April 7, 2026, at 1:00 p.m. (Toronto time), at the offices of McCarthy Tétrault LLP located at Suite 5300, 66 Wellington Street West, Toronto, Ontario M5K 1E6 (the “Foran Meeting Location”). Foran Securityholders and proxyholders should arrive sufficiently in advance of the start time to complete any admission, registration and security protocols at the Foran Meeting Location.

Q. What is the purpose of the Foran Meeting?

A. The Foran Meeting has been called to consider and, if thought advisable, to pass, with or without variation, a special resolution to approve the Plan of Arrangement pursuant to section 288 of the BCBCA involving Eldorado, Foran and Foran Securityholders and to transact such further and other business as may be properly brought before the Foran Meeting or any adjournment or postponement thereof.

Q. Why am I receiving this Circular?

A. This Circular is furnished by management of Foran and Eldorado in connection with the solicitation of proxies for use at the Foran Meeting and Eldorado Meeting, respectively, and at any adjournment or postponement thereof. The solicitation is being made by or on behalf of management of Foran. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of Foran (who will not be specifically remunerated therefor). Foran has retained Laurel Hill to assist it in its solicitation of proxies from Foran Securityholders and provide additional services including but not limited to strategic shareholder communications and recommending corporate governance best practices. All costs of solicitation for the Foran Meeting will be borne by Eldorado and Foran. Foran Securityholders may be contacted by Foran or a representative of Laurel Hill in connection with voting and the solicitation of proxies and voting instructions.

Q. What is the record date and who is entitled to vote?

A. Only Foran Shareholders and Foran Equity Award Holders of record as at the close of business on the Foran Record Date are entitled to receive notice of, and to vote at, the Foran Meeting. Each of the Foran Securities entitles the holders thereof to one vote per Foran Security held on each matter at the Foran Meeting on which such holder is entitled to vote.

Receipt of Foran Meeting Materials

Q. How will I receive the Foran Meeting Materials?

A. Foran is delivering the Foran Meeting Materials using full-set delivery. Accordingly, Foran Securityholders are being provided with the complete package of Foran Meeting Materials (including the Foran Notice of Meeting, this Circular and the enclosed Foran Proxy or VIF, as applicable), by mail or by electronic delivery where a Foran Securityholder has previously provided valid consent to receive materials electronically, in each case in accordance with applicable legal requirements.

•	Registered Foran Shareholders and Foran Equity Award Holders: Foran Meeting Materials are being delivered directly to Registered Foran Shareholders and Foran Equity Award Holders at the mailing address shown on Foran’s share register or Foran Equity Award register, as applicable, or by electronic delivery to those Registered Foran Shareholders and Foran Equity Award Holders who have consented to e-delivery through Computershare or other applicable process (for example, email notification or access through an electronic delivery portal, as applicable).

•	Non-Registered Foran Shareholders: Foran Meeting Materials are being delivered to Non-Registered Foran Shareholders through their Intermediary in accordance with NI 54-101. Intermediaries may deliver materials by mail or electronically to Non-Registered Foran Shareholders who have consented to e-delivery with their Intermediary or the Intermediary’s service provider.

If you have moved, changed your email address, or otherwise need to update your delivery preferences, Registered Foran Shareholders and Foran Equity Award Holders should contact Computershare and Non-Registered Foran Shareholders should contact their Intermediary.

If you have not received the Foran Meeting Materials in sufficient time to review them and vote before the applicable deadline, you should contact your Intermediary (if you are a Non-Registered Foran Shareholder) or Foran/Computershare (if you are a Registered Foran Shareholder or Foran Equity Award Holder) promptly.

Q. Can I obtain additional copies of the Foran Meeting Materials?

A. Yes. Foran Securityholders may request additional copies of the Foran Meeting Materials, without charge, by contacting Foran (Attention: Corporate Secretary) or Foran’s transfer agent and registrar using the information below. Copies of Foran’s public disclosure are also available under Foran’s issuer profile on SEDAR+ at www.sedarplus.ca:

•	Foran Mining Corporation Attention: Corporate Secretary 904-409 Granville Street Vancouver, British Columbia V6C 1T2 Email: ir@foranmining.com Telephone: +1 604 488 0008 Facsimile: +1 604 558 0080

•	Transfer Agent and Registrar: Computershare Investor Services Inc. 320 Bay Street, 14th Floor Toronto, Ontario M5H 4A6

Registered and Non-Registered Foran Shareholders

Q. Am I a Registered Foran Shareholder or a Non-Registered Foran Shareholder?

A. You are a Registered Foran Shareholder if you are recorded as a registered holder of your Foran Shares in the shareholder register of Foran. You are a Non-Registered Foran Shareholder if your Foran Shares are registered either: (i) in the name of an Intermediary that you deal with in respect of your Foran Shares; or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

Q. What are NOBOs and OBOs?

A. Under NI 54-101, Non-Registered Foran Shareholders are generally categorized as: (i) those who object to their name being made known to Foran, known as OBOs; and (ii) those who do not object to their name being made known to Foran, known as NOBOs. Intermediaries are responsible for delivering Foran Meeting Materials and collecting voting instructions from Non-Registered Foran Shareholders in accordance with NI 54-101 and applicable securities laws.

Voting at the Foran Meeting; Proxies and Voting Instructions

Q. What am I being asked to vote on?

A. Foran Securityholders are being asked to vote on the Arrangement Resolution, set out in the Foran Notice of Meeting and described in this Circular, to approve the proposed Plan of Arrangement under the BCBCA involving, Eldorado, Foran and Foran Securityholders pursuant to which Eldorado will acquire all of the issued and outstanding Foran Common Shares, including Foran Common Shares issued upon conversion of the Foran Non-Voting Shares and exchange of the Foran RSUs and Foran DSUs, in exchange for the Consideration. If the Arrangement Resolution is not approved by the requisite vote of Foran Securityholders at the Foran Meeting, the Arrangement will not be completed.

Q. How do I vote if I am a Registered Foran Shareholder or Foran Equity Award Holder?

A. Registered Foran Shareholders and Foran Equity Award Holders may vote (i) by completing, signing and returning the enclosed Foran Proxy in accordance with the instructions on the Foran Proxy and under “General Proxy Matters of Foran – Appointment and Revocation of Proxies” in this Circular, or (ii) by attending and voting at the Foran Meeting in person. Registered Foran Shareholders and Foran Equity Award Holders who vote by telephone or internet will require the control number shown on the Foran Proxy. Registered Foran Shareholders and Foran Equity Award Holders are encouraged to vote by proxy well in advance of the proxy deadline to ensure their vote is counted, regardless of their ability to attend the Foran Meeting.

Q. How do I vote if I am a Non-Registered Foran Shareholder?

A. Non-Registered Foran Shareholders generally vote by completing and returning the VIF provided by their intermediary (or the intermediary’s service provider, often Broadridge Financial Solutions Inc.), in accordance with the instructions provided by your Intermediary. In many cases, the VIF permits voting by telephone or over the internet (including at www.proxyvote.com), in each case in accordance with the instructions on the VIF. Intermediaries frequently impose voting cut-offs earlier than Foran’s proxy deadline; Non-Registered Foran Shareholders should submit voting instructions as early as possible. Foran may also utilize the Broadridge QuickVote™ service to assist Non-Registered Foran Shareholders that are NOBOs with voting their Foran Shares by telephone, where available.

Q. Can I vote in person if I am a Non-Registered Foran Shareholder?

A. If you are a Non-Registered Foran Shareholder and wish to attend, participate or vote at the Foran Meeting, you must insert your own name in the space provided on the VIF sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Non-Registered Foran Shareholders who have questions or concerns, regarding any of these procedures may also contact their Intermediary. It is recommended that inquiries of this kind be made well in advance of the Foran Meeting.

Q. What is the deadline for submitting my proxy or voting instructions?

A.

•	Registered Foran Shareholders and Foran Equity Award Holders: To be valid, completed proxies must be received by Foran’s transfer agent and registrar, Computershare, no later than 1:00 p.m. (Toronto time) on the second Business Day preceding the date of the Foran Meeting or any adjournment or postponement thereof. The Foran Proxy may be returned by mail or other permitted delivery methods, or may be voted by telephone or over the internet, in each case in accordance with the instructions on the Foran Proxy. Computershare’s mailing address is: Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6.

•	Non-Registered Foran Shareholders: Non-Registered Foran Shareholders must comply with the deadline specified by their Intermediary on the VIF, which may be earlier than the Foran proxy deadline. If you require assistance voting, including assistance with any available telephone or internet voting options (including the Broadridge QuickVote™ service for beneficial shareholders, where applicable), please contact Laurel Hill at +1 877 452 7184 (toll-free in North America), +1 416 304 0211 (outside North America), by email at assistance@laurelhill.com, or by texting the word “INFO” to +1 877 452 7184 or +1 416 304 0211.

Q. How will my Foran Securities be voted if I return a proxy but do not provide voting instructions?

A. If you are a Registered Foran Shareholder or Foran Equity Award Holder and you return a Foran Proxy but do not specify how the proxyholder should vote on a matter, your Foran Securities will be voted in accordance with the recommendations of management of Foran as set out in this Circular, subject to the discretionary authority described in the Foran Proxy and this Circular.

Q. Can I appoint someone else to attend and vote on my behalf?

A. Yes. A Registered Foran Shareholder or Foran Equity Award Holder may appoint a person (who need not be a Foran Securityholder) other than the management proxyholders named in the Foran Proxy by inserting that person’s name in the blank space provided in the Foran Proxy and returning the completed Foran Proxy in accordance with the instructions provided. Non-Registered Foran Shareholders must follow the instructions provided by their Intermediary to appoint themselves or another person as proxyholder.

Q. How do I revoke or change a proxy (or change voting instructions)?

A. A Registered Foran Shareholder or Foran Equity Award Holder who has given a proxy may revoke it in the manner permitted by applicable Law and as described in this Circular, including by executing and delivering a later-dated Foran Proxy within the required time period or by delivering a written notice of revocation within the prescribed time. Non-Registered Foran Shareholders wishing to change voting instructions must contact their intermediary and comply with the intermediary’s procedures and deadlines.

The Plan of Arrangement and Approval Requirements

Q. What is a plan of arrangement under the BCBCA?

A. A plan of arrangement is a statutory procedure under British Columbia corporate law that allows companies to carry out transactions with the approval of affected securityholders (in this case, the Foran Securityholders) and the Court.

Q. What will I receive in exchange for my Foran Securities?

A. Foran Securityholders, other than Foran Optionholders and Dissenting Shareholders, will receive, in respect of each Foran Common Share that is issued and outstanding immediately prior to the Effective Time or that is issued upon conversion of the Foran Non-Voting Shares and exchange of the Foran RSUs and Foran DSUs in accordance with the Plan of Arrangement, 0.1128 of an Eldorado Share and $0.01 in cash. Foran Optionholders will receive, in respect of each Foran Option held, one Replacement Option.

Q. Has the Foran Board made a voting recommendation to Foran Securityholders?

A. After careful consideration, including a thorough review of the Arrangement Agreement, the Morgan Stanley Fairness Opinion and the NBF Fairness Opinion, as well as a thorough review of other matters, including those discussed in this Circular, and after receiving advice from its legal and financial advisors and considering the unanimous recommendation of the Foran Special Committee, the Foran Board has unanimously determined that the Arrangement is in the best interests of Foran, that the Consideration to be received by the Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders, and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the Foran Board has unanimously approved the Arrangement and unanimously recommends that the Foran Securityholders vote FOR the Arrangement Resolution.

Q. Did Foran obtain fairness opinions?

A. Yes. Each of Morgan Stanley and NBF have provided fairness opinions to the Foran Board, and Stifel has provided a fairness opinion to the Foran Special Committee, that, as of the date each respective fairness opinion was provided, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders. For more information, see “The Arrangement – Morgan Stanley Fairness Opinion”, “The Arrangement – NBF Fairness Opinion” and “The Arrangement – Stifel Fairness Opinion”.

Q. What approvals are required for the Arrangement to proceed?

A. The obligations of Eldorado and Foran to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement are subject to the satisfaction or waiver of a number of conditions, including, among others: (i) approval of the Arrangement Resolution by the required vote of Foran Securityholders at the Foran Meeting in accordance with the Interim Order and applicable Laws; (ii) approval of the Eldorado Share Issuance Resolution by the required vote of Eldorado Shareholders at the Eldorado Meeting in accordance with the rules and policies of the TSX and NYSE; (iii) the Final Order having been obtained in form and substance satisfactory to each of Foran and Eldorado, each acting reasonably, and not having been set aside or modified in any manner unacceptable to either Eldorado or Foran, each acting reasonably; (iv) conditional approval or authorization of the listing of the Consideration Shares to be issued in connection with the Arrangement on the NYSE (subject only to official notice of issuance) and the TSX (subject only to customary conditions); (v) the Required Regulatory Approvals, including the Competition Act Approval, having been obtained; (vi) no Law having been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding having been otherwise taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement being in effect that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Parties from the completing the Arrangement; and (vii) the Consideration Shares to be issued pursuant to the Arrangement being exempt from the prospectus and registration requirements of applicable Securities Laws by virtue of applicable exemptions under Securities Laws and there being no resale restrictions on such Consideration Shares under applicable Securities Laws, except in respect of those holders who are subject to restrictions on resale as a result of being a “control person” under applicable Securities Laws.

On February 25, 2026, the Commissioner issued an ARC to Eldorado in respect of the Arrangement. Receipt of the ARC constitutes the Competition Act Approval.

The TSX has conditionally approved the listing of the Consideration Shares and the Eldorado Shares issuable upon exercise of the Replacement Options, subject to approval of the Arrangement Resolution and the Eldorado Share Issuance Resolution. Listing is subject to Eldorado fulfilling all of the listing requirements of the TSX. Eldorado has applied to list the Consideration Shares and the Eldorado Shares issuable upon exercise of the Replacement Options on the NYSE, subject to securityholder and shareholder approval of the Arrangement Resolution and the Eldorado Share Issuance Resolution, respectively. Listing will be subject to Eldorado fulfilling all of the listing requirements of the NYSE.

In order to be effective, the Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast at the Foran Meeting in person or by proxy by Foran Shareholders; (ii) at least two-thirds of the votes cast at the Foran Meeting in person or by proxy by Foran Securityholders, voting together as a single class; (iii) a simple majority of the votes cast by holders of Foran Common Shares, voting as a separate class, present in person or represented by proxy at the Foran Meeting, excluding votes attached to Foran Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101; and (iv) a simple majority of the votes cast by holders of Foran Non-Voting Shares, present in person or represented by proxy at the Foran Meeting, voting as a separate class and excluding votes attached to the Foran Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.

Q. What happens if any required approval is not obtained?

A. If, among other things, the Arrangement Resolution is not approved or the Arrangement is not completed by the Outside Date, the Arrangement Agreement may be terminated and Foran will continue to operate independently. In certain circumstances, Foran will be required to pay to Eldorado the Foran Termination Fee in connection with such termination, or Eldorado will be required to pay to Foran the Eldorado Termination Fee in connection with such termination. In addition, in certain circumstances, each of Eldorado and Foran may be required to pay the other Party an expense reimbursement of $10 million. If the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, for any reason, the market price of Foran Shares may be materially adversely affected and Foran’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that Foran would remain liable for costs relating to the Arrangement. See “The Arrangement Agreement – Termination of the Arrangement Agreement” and “Risk Factors”.

Q. How do I receive the Consideration that I am entitled to under the Arrangement?

A. Registered Foran Shareholders must complete and return the enclosed Letter of Transmittal which, when properly completed and returned together with the certificate(s) and/or Direct Registration System advice(s) (“DRS Statement”) representing the Foran Shareholder’s Foran Shares and all other required documents, will enable each Foran Shareholder (other than Dissenting Shareholders and Eldorado or any of its affiliates) to receive 0.1128 of an Eldorado Share and $0.01 in cash for each Foran Common Share. You will not actually receive any Consideration until the Arrangement is completed and you have returned your properly completed documents, including the Letter of Transmittal and any certificate(s) and/or DRS Statement(s) representing your Foran Shares. See “The Arrangement – Procedure for Exchange of Foran Shares for Eldorado Shares”.

The Letter of Transmittal is for use by Registered Foran Shareholders only. Non-Registered Foran Shareholders should contact their Intermediary regarding the Arrangement with respect to such Non-Registered Foran Shareholder’s Foran Shares in order to provide instructions to their broker or other nominee to complete the Letter of Transmittal and receive the Consideration issuable pursuant to the Arrangement in exchange for such Non-Registered Foran Shareholder’s Foran Shares. The Intermediary may establish earlier deadlines for making elections.

Foran Equity Award Holders do not need to deliver a Letter of Transmittal or any other certificates or documentation in order to receive the applicable consideration for such Foran Equity Award held in accordance with the Plan of Arrangement.

Shareholder Assistance and Contacts

Q. Who can help answer my questions about voting and Foran Meeting attendance?

A. If you have questions regarding voting, completing your Foran Proxy or VIF, obtaining a legal proxy, voting by telephone or over the internet (including QuickVote™, where applicable), or attending the Foran Meeting in person, you should contact:

•	Foran’s proxy solicitation agent (Laurel Hill): Toll-free in North America: +1 877 452 7184; Outside North America: +1 416 304 0211; Email: assistance@laurelhill.com; Text message: text the word “INFO” to +1 877 452 7184 or +1 416 304 0211; and/or

•	Foran’s transfer agent and registrar: Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6; and/or

•	Foran (Attention: Corporate Secretary): Foran Mining Corporation, Attention: Corporate Secretary, Suite 904, 409 Granville Street, Vancouver, British Columbia V6C 1T2; Email: ir@foranmining.com; Telephone: +1 604 488 0008; Facsimile: +1 604 558 0080.

Non-Registered Foran Shareholders should also contact their Intermediary regarding VIF deadlines and legal proxy procedures.

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in the accompanying Eldorado Notice of Meeting, the Foran Notice of Meeting, and this Circular, including the Appendices hereto. Capitalized terms used in this summary and not otherwise defined herein have the meanings set forth under “Glossary of Terms”.

The Eldorado Meeting

The Eldorado Meeting will be held at the offices of Blake, Cassels & Graydon LLP, located at Suite 3500, 1133 Melville Street, The Stack, Vancouver, British Columbia V6E 4E5, on April 7, 2026 at 10:00 a.m. (Vancouver time), for the purposes set forth in the accompanying Eldorado Notice of Meeting. The business of the Eldorado Meeting will be to consider and vote upon, among other things, the Eldorado Share Issuance Resolution and to transact such further and other business as may properly be brought before the Eldorado Meeting. See “The Arrangement”.

The Foran Meeting

The Foran Meeting will be held at the offices of McCarthy Tétrault LLP located at Suite 5300, 66 Wellington Street West, Toronto, Ontario M5K 1E6, on April 7, 2026 1:00 p.m. (Toronto time), for the purposes set forth in the accompanying Foran Notice of Meeting. The business of the Foran Meeting will be to consider and vote upon, among other things, the Arrangement Resolution and to transact such further and other business as may properly be brought before the Foran Meeting. See “The Arrangement”.

Parties to the Arrangement

Eldorado

Eldorado is a corporation existing under the CBCA. Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. Eldorado has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.

The head office of Eldorado is located at Suite 1188, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, and the registered office of Eldorado is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 0A3.

Eldorado is a reporting issuer in all of the provinces and territories of Canada and the Eldorado Shares trade on the TSX under the trading symbol “ELD” and the NYSE under the trading symbol “EGO”.

For further information concerning the business and operations of Eldorado, see Appendix D.

Foran

Foran is a corporation existing under the BCBCA. Foran is a near-term critical minerals producer with its principal business activity being the acquisition, exploration and advancement of mineral resource properties. The McIlvenna Bay project, which has been the primary focus of Foran, is located within documented traditional territory of Peter Ballantyne Cree Nation, comprises the infrastructure and works related to development and exploration activities of Foran, and hosts the McIlvenna Bay Deposit and Tesla Zone.

Foran’s head and registered office is located at Suite 904, 409 Granville Street, Vancouver, British Columbia, V6C 1T2.

Foran is a reporting issuer in all of the provinces and territories of Canada and the Foran Common Shares trade on the TSX under the trading symbol “FOM” and on the OTCQX under the trading symbol “FMCXF”. It is anticipated that, as soon as reasonably practicable after completion of the Arrangement, the Foran Common Shares will be delisted from trading on the TSX and OTCQX and Foran will apply to the applicable Canadian securities regulators to have Foran cease to be a reporting issuer.

For further information concerning the business and operations of Foran, see Appendix E.

Resulting Issuer

Upon completion of the Arrangement, Foran will become a wholly-owned Subsidiary of Eldorado. For further information concerning the business and operations of Eldorado following completion of the Arrangement, see Appendix D.

The Arrangement

The following is a summary only and reference should be made to the full text of the Arrangement Agreement which may be found under Foran’s and Eldorado’s profiles on SEDAR+ at www.sedarplus.ca and Eldorado’s profile on EDGAR at www.sec.gov, and the Plan of Arrangement attached as Appendix C.

The purpose of the Arrangement is to effect the acquisition of all of the issued and outstanding Foran Shares by Eldorado.

The Arrangement will result in the acquisition by Eldorado of all of the issued and outstanding Foran Common Shares (other than Foran Shares held by Eldorado or any of its affiliates immediately prior to the Effective Time), including Foran Common Shares issued upon conversion of the Foran Non-Voting Shares and exchange of the Foran RSUs and Foran DSUs in accordance with the Plan of Arrangement, for the Consideration, being 0.1128 of an Eldorado Share and $0.01 in cash for each Foran Common Share. Upon completion of the Arrangement, Foran will become a wholly-owned Subsidiary of Eldorado. See “The Arrangement”.

Immediately before the time that is immediately before the Effective Time and without any further action on the part of the holder thereof, each outstanding Foran Option shall be deemed unconditionally vested and exercisable at that time. Exercising Foran Optionholders will, immediately before the Effective Time, exercise all or a portion of their Foran Options. Each Foran Option (other than Foran Options held by Exercising Foran Optionholders that were validly exercised immediately before the Effective Time) will be exchanged for Replacement Options to purchase Eldorado Shares. Immediately prior to the Effective Time and without any further action on the part of the holder thereof, outstanding Foran RSUs and Foran DSUs (whether vested or unvested) will be deemed to be unconditionally vested and transferred to Foran in exchange for the issuance of one Foran Common Share (subject to applicable Tax withholdings and other source deductions), and each such Foran Option, Foran RSU and Foran DSU shall immediately be cancelled. See “The Arrangement – Description of the Arrangement” and “Securities Law Considerations – Interests of Certain Persons in the Arrangement”.

As of the Eldorado Record Date and the Foran Record Date, there are 198,645,007 Eldorado Shares and 563,500,936 Foran Shares (consisting of 535,723,158 Foran Common Shares and 27,777,778 Foran Non-Voting Shares), as well as 11,201,416 Foran Options, 1,387,500 Foran RSUs and 2,216,375 Foran DSUs issued and outstanding. Former Foran Securityholders will own approximately 24.4% of the Eldorado Shares on a non-diluted basis immediately following completion of the Arrangement (assuming no additional Eldorado Shares are issued by Eldorado, no additional Foran Equity Awards are issued by Foran, no Eldorado Options or Foran Options are exercised and no Dissent Rights are exercised, in each case, following the Eldorado Record Date and the Foran Record Date, as applicable, and prior to the Effective Date). The Arrangement will be implemented by way of court-approved Plan of Arrangement under the BCBCA pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order. See “The Arrangement”.

Background to the Arrangement

The execution of the Arrangement Agreement was the result of the arm’s length negotiations among representatives of Eldorado and Foran and their respective legal and financial advisors, as more fully described herein.

See “The Arrangement – Background to the Arrangement”.

Reasons for the Arrangement

In reaching a conclusion that the Arrangement is in the best interests of Eldorado and Foran, respectively, and in making their recommendations to Eldorado Shareholders and Foran Securityholders, respectively, the Eldorado Board and Foran Board considered and relied upon a number of factors, including:

•	Peer-leading near-term growth. Following the Arrangement, Eldorado is expected to be positioned to deliver a leading growth profile, underpinned by two fully financed development projects, the Skouries Project and the McIlvenna Bay Project, which are advancing towards commercial production expected by Q4 2026 and mid-2026, respectively.

•	Substantial EBITDA & free cash flow. Following the Arrangement, Eldorado is expected to generate approximately $2.1 billion of EBITDA[1] and $1.5 billion in free cash flow[2] in 2027, which robust long-term cash flow is expected to fund growth initiatives, strengthen the balance sheet of Eldorado and support continued shareholder returns through dividend and share buyback programs, while maintaining financial flexibility through commodity cycles.

•	Long-life, diversified asset base. Following the Arrangement, Eldorado’s portfolio is expected to deliver balanced gold-copper exposure (~77% gold, ~4% silver, ~15% copper and ~4% other metals) across attractive mining jurisdictions in Canada, Greece and Türkiye, providing jurisdictional and commodity diversification.

•	Significant exploration upside. Following the Arrangement, Eldorado will continue to accelerate high-value organic growth opportunities, including advancing Foran’s high-grade polymetallic Tesla Zone and other drill ready targets as well as maximizing the exploration potential surrounding Foran’s McIlvenna Bay Project, and Eldorado’s existing operating and development assets.

•	Compelling re-rate opportunity. As a result of increased scale and trading liquidity, near-term growth and enhanced Canadian exposure, the Arrangement is expected to support a positive valuation re-rate opportunity.

•	Sustainability-focused operation. Eldorado and Foran’s strong alignment across sustainability principles, carbon efficient practices and a shared commitment to responsible mining will enable Eldorado, following the Arrangement, to focus on transparent sustainability performance and continued advancement in greenhouse gas (GHG) emission mitigation.

•	Participation by both Eldorado and Foran shareholders in future growth. The Consideration pursuant to the Arrangement is predominantly share-based to preserve cash resources to fund growth and permit Foran Shareholders to remain fully invested. If the Arrangement is completed, Eldorado Shareholders will hold approximately 75.6% and Former Foran Securityholders will hold approximately 24.4% of the issued and outstanding Eldorado Shares immediately following completion of the Arrangement (on a non-diluted basis, assuming no additional Eldorado Shares are issued by Eldorado, no additional Foran Equity Awards are issued by Foran, no Eldorado Options or Foran Options are exercised and no Dissent Rights are exercised, in each case, following the Eldorado Record Date and the Foran Record Date, as applicable, and prior to the Effective Date). Through ownership of Eldorado Shares, Eldorado and Foran shareholders will continue to participate in the opportunities associated with Eldorado’s and Foran’s assets and properties.

1 Calculated as revenue based on public disclosure less cash operating costs based on street consensus analyst estimates as per S&P CapIQ as of February 2, 2026. EBITDA is a non-IFRS financial measure. See “General Proxy Information – Non-IFRS Measures”.

2 Based on street consensus estimates as of February 2, 2026 per FactSet, calculated as operating cash flow less capex. Free cash flow is a non-IFRS financial measure. See “General Proxy Information – Non-IFRS Measures”.

•	Ability to Close. Each of Eldorado and Foran is committed to completing the Arrangement and anticipates that the Parties will be able to complete the Arrangement, which is subject to typical closing conditions for a transaction of this nature, within a reasonable time and in any event prior to the Outside Date.

•	Comprehensive arm’s length negotiations. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of each party’s respective special committee relying on advice from financial advisors and legal counsel.

See Appendix D and Appendix E for further information concerning Eldorado following completion of the Arrangement.

Additional Eldorado Reasons

In addition to the factors listed above, the Eldorado Board and the Eldorado Special Committee also considered and relied upon the following factors in making their recommendations:

•	High-Quality Asset Added to the Portfolio. McIlvenna Bay is a fully financed, high-quality asset located in a top-tier jurisdiction, offering near-term production, strong projected cash flow, long-term production visibility and growth potential, meaningful exploration upside, and attractive exposure to critical minerals.

•	Fairness Opinions. Eldorado’s financial advisor, BMO Capital Markets, and the Eldorado Special Committee’s financial advisor, RBC Capital Markets, provided their opinions to the Eldorado Board and the Eldorado Special Committee, respectively, to the effect that, as of February 1, 2026, based upon the scope of review and subject to the assumptions, limitations and qualifications set out in the BMO Capital Markets Fairness Opinion and the RBC Fairness Opinion, the Consideration payable by Eldorado pursuant to the Arrangement is fair, from a financial point of view, to Eldorado. See “The Arrangement – BMO Fairness Opinion” and “The Arrangement – RBC Fairness Opinion”.

•	Majority Approval. The rules and policies of the TSX and NYSE require that the Eldorado Share Issuance Resolution be approved by an affirmative vote of a simple majority of the votes cast on the Eldorado Share Issuance Resolution by Eldorado Shareholders present in person or represented by proxy at the Eldorado Meeting.

•	Ability to Terminate for Eldorado Superior Proposal. The Arrangement Agreement allows Eldorado to terminate the Arrangement Agreement to enter into a written agreement with respect to an Eldorado Superior Proposal upon payment of the Eldorado Termination Fee.

•	Review by Eldorado Special Committee. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of the Eldorado Special Committee relying on financial, legal and other advisors, and in the judgement of the Eldorado Special Committee relying on financial, legal and other advisors and discussions with management and their review of the RBC Fairness Opinion, the Consideration payable by Eldorado pursuant to the Arrangement is fair, from a financial point of view, to Eldorado.

2.	Consideration of Alternatives. Eldorado and the Eldorado Board have regularly considered its strategic plans, including potential opportunities for acquisitions and dispositions, joint ventures, and investments in other companies, including, from time to time, the consideration of potential corporate transactions with third parties, and appointed a standing special committee consisting solely of independent directors to consider potential corporate transaction with such third parties and other available alternatives.

•	Other Factors. The Eldorado Board and the Special Committee also considered the Arrangement with reference to the financial condition and results of operations of Eldorado, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Eldorado’s financial position.

The Eldorado Board and the Eldorado Special Committee also considered a number of potential issues regarding, and risks resulting from, the Arrangement, including, among other things:

•	the risks to Eldorado if the Arrangement is not completed, including the costs to Eldorado in resources and management attention in pursuing the Arrangement and the limited restrictions on the conduct of business prior to the completion of the Arrangement;

•	the number of Eldorado Shares issuable in exchange for each Foran Share is fixed and, as a result, the Eldorado Shares issued on the Effective Date may have a market value different than the prevailing market value at the time the Exchange Ratio and the Arrangement Agreement were approved by the Eldorado Board;

•	following the Arrangement, Eldorado may not realize the benefits of the Arrangement currently anticipated due to challenges and costs associated with integrating the operations and personnel of Eldorado and Foran;

•	the Eldorado Termination Fee payable to Foran in specified circumstances, including where Eldorado terminates the Arrangement in connection with an Eldorado Superior Proposal;

•	the Expense Reimbursement Fee payable to Foran in specified circumstances, including where the Arrangement is terminated in connection with a failure to obtain Eldorado Shareholder Approval;

•	the right of Foran to terminate the Arrangement Agreement under certain limited circumstances;

•	the potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, Eldorado Shareholders, Foran Securityholders, or any other third party whose consent is required including, without limitation Required Regulatory Approvals; and

•	the risk of delay of the Required Regulatory Approvals.

The Eldorado Board and the Eldorado Special Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

The foregoing summary of the information and factors considered by the Eldorado Board and the Eldorado Special Committee is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with their evaluation of the Arrangement, the Eldorado Board and the Eldorado Special Committee did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching their respective conclusions and recommendations. The Eldorado Board and the Eldorado Special Committee’s recommendations were made after considering all of the above-noted factors and in light of the Eldorado Board’s and the Eldorado Special Committee’s knowledge of the business, financial condition and prospects of Eldorado, and was also based on the advice of financial and legal advisors to Eldorado, the Eldorado Board and the Eldorado Special Committee. In addition, individual members of the Eldorado Board and the Eldorado Special Committee may have assigned different weights to different factors. See “The Arrangement – Reasons for the Arrangement – Additional Eldorado Reasons”.

Additional Foran Reasons

In addition to the factors listed above, the Foran Board and the Foran Special Committee also considered and relied upon the following factors in making their recommendation to Foran Securityholders:

•	Consideration of Alternatives. The Foran Special Committee and the Foran Board each carefully considered current industry, economic and market conditions and outlooks, including their expectations of the future prospects of the businesses in which Foran and Eldorado operate, as well as the impact of the Arrangement on affected stakeholders. Following a thorough review of alternative strategic courses of action available to Foran, including exploration of a corporate-level transaction with other counterparties and the status quo, which included advice from respective financial advisors and legal counsel to the Foran Board and Foran Special Committee, the Arrangement was determined to be the preferred strategic alternative available to Foran and the Foran Securityholders.

•	Fairness Opinions. Each of Morgan Stanley and NBF provided their respective opinions to the Foran Board, and Stifel provided their opinion to the Special Committee, each to the effect that, as of February 1, 2026, based upon the scope of review and subject to the assumptions, limitations and qualifications set out in the Morgan Stanley Fairness Opinion, the NBF Fairness Opinion and the Stifel Fairness Opinion, respectively, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders. See “The Arrangement – Morgan Stanley Fairness Opinion”, “The Arrangement – NBF Fairness Opinion” and “The Arrangement – Stifel Fairness Opinion”.

•	Foran Securityholder Approvals. In addition to the approval of the Arrangement by the Court, the Arrangement Resolution must be approved by an affirmative vote of the following classes, in accordance with the provisions of applicable Canadian Securities Laws and minority shareholder protections provided by MI 61-101:

(i)	at least two-thirds of the votes cast at the Foran Meeting in person or by proxy by Foran Shareholders, voting together as a single class;

(ii)	at least two-thirds of the votes cast at the Foran Meeting in person or by proxy by Foran Securityholders, voting together as a single class;

(iii)	a simple majority of the votes cast by holders of Foran Common Shares, present in person or represented by proxy at the Foran Meeting, voting as a separate class and excluding votes attached to the Foran Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of their related parties or joint actors, all in accordance with MI 61-101; and

(iv)	a simple majority of the votes cast by holders of Foran Non-Voting Shares, present in person or represented by proxy at the Foran Meeting, voting as a separate class and excluding votes attached to the Foran Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of their related parties or joint actors, all in accordance with MI 61-101.

•	Dissent Rights. Registered Foran Shareholders have Dissent Rights with respect to the Arrangement Resolution and, if the Arrangement becomes effective, have the right to be paid the fair value of their Dissenting Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court. See “Securities Law Considerations – Dissent Rights Under the Arrangement”.

•	Continued Ownership. The Arrangement provides Foran Securityholders the opportunity for continued ownership in the combined business following completion of the Arrangement and ability to participate in future upside through ownership in Eldorado.

•	Ability to Terminate for Foran Superior Proposal. The Arrangement Agreement allows Foran to terminate the Arrangement Agreement to enter into a written agreement with respect to a Foran Superior Proposal upon payment of the Foran Termination Fee.

•	Definitive Agreement Terms and Conditions. The Arrangement Agreement was the result of a comprehensive negotiation process with Eldorado and includes terms and conditions that are reasonable in the judgment of the Foran Board and the Foran Special Committee.

•	Review by Foran Special Committee. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of the Foran Special Committee relying on financial, legal and other advisors, and in the judgement of the Foran Special Committee relying on financial, legal and other advisors and discussions with management and their review of the Morgan Stanley Fairness Opinion, the NBF Fairness Opinion and the Stifel Fairness Opinion, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders.

•	Other Factors. The Foran Board also considered the Arrangement with reference to the financial condition and results of operations of Foran, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Foran’s financial position.

The Foran Board and the Foran Special Committee also considered a number of potential issues regarding, and risks resulting from, the Arrangement, including, among other things:

•	the risks to Foran if the Arrangement is not completed, including the costs to Foran in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement;

•	the number of Eldorado Shares issuable in exchange for each Foran Share is fixed and, as a result, the Eldorado Shares issued on the Effective Date may have a market value different than the prevailing market value at the time the Exchange Ratio and the Arrangement Agreement were approved by the Eldorado Board;

•	following the Arrangement, Eldorado may not realize the benefits of the Arrangement currently anticipated due to challenges and costs associated with integrating the operations and personnel of Eldorado and Foran;

•	the Foran Termination Fee payable to Eldorado in specified circumstances, including where Foran terminates the Arrangement in connection with a Foran Superior Proposal;

•	the potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, Eldorado Shareholders, Foran Securityholders, or any other third party whose consent is required including, without limitation, the Required Regulatory Approvals; and

•	the risk of delay of the Required Regulatory Approvals.

The Foran Board and the Foran Special Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

The foregoing summary of the information and factors considered by the Foran Board and the Foran Special Committee is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with their evaluation of the Arrangement, the Foran Board and the Foran Special Committee did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching their respective conclusions and recommendations. The Foran Board and the Foran Special Committee’s recommendations were made after considering all of the above-noted factors and in light of the Foran Board and the Foran Special Committee’s knowledge of the business, financial condition and prospects of Foran, and was also based on the advice of financial and legal advisors to Foran, the Foran Board and the Foran Special Committee. In addition, individual members of the Foran Board and the Foran Special Committee may have assigned different weights to different factors. See “The Arrangement – Reasons for the Arrangement – Additional Foran Reasons”.

BMO Capital Markets Fairness Opinion

BMO Capital Markets was retained by Eldorado as its exclusive financial advisor with respect to a possible acquisition transaction involving Foran. The engagement includes providing Eldorado with financial advisory and investment banking services related thereto, including providing an opinion as to the fairness, from a financial point of view, of the Consideration to be paid by Eldorado pursuant to the Arrangement.

On February 1, 2026, BMO Capital Markets orally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, based upon the scope of review and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be paid by Eldorado pursuant to the Arrangement is fair, from a financial point of view, to Eldorado. The full text of the BMO Capital Markets Fairness Opinion, setting out the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the BMO Capital Markets Fairness Opinion, is attached as Appendix F to this Circular. The summary of the BMO Capital Markets Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the BMO Capital Markets Fairness Opinion.

Pursuant to its engagement letter with BMO, Eldorado has agreed to pay BMO Capital Markets fees for its services as financial advisor, including a fixed fee for the BMO Capital Markets Fairness Opinion (which is not contingent on the substance of or conclusions reached in the BMO Capital Markets Fairness Opinion or the completion of the Arrangement) and fees that are contingent on completion of the Arrangement. Eldorado has also agreed to reimburse BMO Capital Markets for its reasonable expenses incurred in connection with its services and to indemnify BMO Capital Markets against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the BMO Capital Markets Fairness Opinion.

The BMO Capital Markets Fairness Opinion is not a recommendation to any Eldorado Shareholder as to how to vote or act on any matter relating to the Arrangement. The BMO Capital Markets Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Eldorado or in which Eldorado might engage or as to the underlying business decision of Eldorado to proceed with or effect the Arrangement. The BMO Capital Markets Fairness Opinion is only one factor that was taken into consideration by the Eldorado Board in making its determination to recommend that the Eldorado Shareholders vote in favour of the Eldorado Share Issuance Resolution. See “The Arrangement – Reasons for the Arrangement – Additional Eldorado Reasons”.

The Eldorado Board urges Eldorado Shareholders to review the BMO Capital Markets Fairness Opinion carefully and in its entirety.

See “The Arrangement – BMO Capital Markets Fairness Opinion” and Appendix F of this Circular.

RBC Fairness Opinion

RBC Capital Markets was retained by the Eldorado Special Committee to provide the Eldorado Special Committee with financial analysis and advice in respect of the Arrangement and, if requested by the Eldorado Special Committee, to deliver an opinion as to the fairness, from a financial point of view, of the Consideration to be paid by Eldorado pursuant to the Arrangement.

On February 1, 2026, RBC Capital Markets verbally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, the Consideration to be paid by Eldorado pursuant to the Arrangement is fair, from a financial point of view, to Eldorado. The full text of the RBC Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the RBC Fairness Opinion, is attached as Appendix G to this Circular. The summary of the RBC Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the RBC Fairness Opinion.

Under the engagement letter with RBC Capital Markets, Eldorado agreed to pay a fixed opinion fee for the RBC Fairness Opinion, plus applicable taxes and reasonable expenses incurred by RBC Capital Markets for its services related to providing the RBC Fairness Opinion, which are not contingent on the substance of the RBC Fairness Opinion or the completion of the Arrangement. Eldorado has also agreed to indemnify RBC Capital Markets against certain liabilities in connection with its engagement.

The RBC Fairness Opinion is not a recommendation to any Eldorado Shareholders as to how to vote or act on any matter relating to the Arrangement. The RBC Fairness Opinion is only one factor that was taken into consideration by the Eldorado Special Committee in making its determination to recommend that the Eldorado Board recommend Eldorado Shareholders vote in favour of the Eldorado Share Issuance Resolution. “The Arrangement – Reasons for the Arrangement – Additional Eldorado Reasons”.

The Eldorado Board urges Eldorado Shareholders to review the RBC Fairness Opinion carefully and in its entirety.

See “The Arrangement – RBC Fairness Opinion” and Appendix G of this Circular.

Morgan Stanley Fairness Opinion

Morgan Stanley was retained by Foran as its financial advisor in connection with the proposed sale of all of the equity or assets of Foran. The engagement includes providing Foran with financial advisory and investment banking services related thereto, including providing an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Foran Shareholders pursuant to the Arrangement.

On February 1, 2026, Morgan Stanley verbally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders. The full text of the Morgan Stanley Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Morgan Stanley Fairness Opinion, is attached as Appendix H to this Circular. The summary of the Morgan Stanley Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Morgan Stanley Fairness Opinion.

Under the engagement letter with Morgan Stanley, Foran agreed to pay Morgan Stanley fees for its services, all of which are contingent upon the completion of the Arrangement. Foran has also agreed to reimburse Morgan Stanley for its reasonable expenses incurred in connection with its services and to indemnify Morgan Stanley against certain liabilities in connection with its engagement.

The Morgan Stanley Fairness Opinion is not a recommendation to any Foran Securityholder as to how to vote or act on any matter relating to the Arrangement. The Morgan Stanley Fairness Opinion is only one factor that was taken into consideration by the Foran Board in making its determination to recommend that the Foran Securityholders vote in favour of the Arrangement Resolution. “The Arrangement – Reasons for the Arrangement – Additional Foran Reasons”.

The Foran Board urges Foran Securityholders to review the Morgan Stanley Fairness Opinion carefully and in its entirety.

See “The Arrangement – Morgan Stanley Fairness Opinion” and Appendix H of this Circular.

NBF Fairness Opinion

NBF was retained by Foran as its financial advisor in connection with the proposed sale of all of the equity or assets of Foran. The engagement includes providing Foran with financial advisory and investment banking services related thereto, including providing an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Foran Shareholders pursuant to the Arrangement.

On February 1, 2026, NBF verbally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders. The full text of the NBF Fairness Opinion, setting out the assumptions made, information reviewed, matters considered and limitations and qualifications on the review undertaken in connection with the NBF Fairness Opinion, is attached as Appendix I to this Circular. The summary of the NBF Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the NBF Fairness Opinion.

Under the engagement letter with NBF, Foran agreed to pay NBF fees for its services as financial advisor, including providing the NBF Fairness Opinion, all of which are contingent upon the completion of the Arrangement or an alternative transaction. Foran has also agreed to reimburse NBF for its reasonable expenses incurred in connection with its services and to indemnify NBF against certain liabilities in connection with its engagement.

The NBF Fairness Opinion is not a recommendation to any Foran Securityholder as to how to vote or act on any matter relating to the Arrangement. The NBF Fairness Opinion is only one factor that was taken into consideration by the Foran Board in making its determination to recommend that the Foran Securityholders vote in favour of the Arrangement Resolution. “The Arrangement – Reasons for the Arrangement – Additional Foran Reasons”.

The Foran Board urges Foran Securityholders to review the NBF Fairness Opinion carefully and in its entirety.

See “The Arrangement – NBF Fairness Opinion” and Appendix I of this Circular.

Stifel Fairness Opinion

Stifel was retained by the Foran Special Committee to provide an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Foran Shareholders pursuant to the Arrangement.

On February 1, 2026, Stifel verbally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view to the Foran Shareholders. The full text of the Stifel Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Stifel Fairness Opinion, is attached as Appendix J to this Circular. The summary of the Stifel Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Stifel Fairness Opinion.

Under the engagement letter with Stifel, Foran agreed to pay a fixed opinion fee for the Stifel Fairness Opinion, plus applicable taxes and reasonable expenses incurred by Stifel for its services related to providing the Stifel Fairness Opinion, which are not contingent on the substance of the Stifel Fairness Opinion or the completion of the Arrangement. Foran has also agreed to indemnify Stifel against certain liabilities in connection with its engagement.

The Stifel Fairness Opinion is not a recommendation to any Foran Securityholders as to how to vote or act on any matter relating to the Arrangement. The Stifel Fairness Opinion is only one factor that was taken into consideration by the Foran Special Committee in making its determination to recommend that the Foran Board recommend Foran Securityholders vote in favour of the Arrangement Resolution. “The Arrangement – Reasons for the Arrangement – Additional Foran Reasons”.

The Foran Board urges Foran Securityholders to review the Stifel Fairness Opinion carefully and in its entirety.

See “The Arrangement – Stifel Fairness Opinion” and Appendix J of this Circular.

Voting Support Agreements

Eldorado has entered into Foran Support Agreements with each of the directors and officers of Foran, pursuant to which the Foran Supporting Securityholders have agreed, among other things and subject to the terms and conditions of the Foran Support Agreements, to vote their Foran Securities in favour of the Arrangement Resolution to approve the Arrangement. As of the Foran Record Date, the Foran Supporting Securityholders collectively beneficially own or exercise control or direction over 19,410,423 Foran Common Shares, 587,500 Foran RSUs, 2,216,375 Foran DSUs and 7,984,750 Foran Options. The Foran Supporting Securityholders hold Foran Common Shares representing in the aggregate, approximately 3.6% of the issued and outstanding Foran Common Shares on a non-diluted basis and Foran Securities representing in the aggregate, approximately 5.2% of the issued and outstanding Foran Securities.

Foran has entered into Eldorado Support Agreements with each of the directors and officers of Eldorado, pursuant to which the Eldorado Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Eldorado Support Agreements, to vote their Eldorado Shares in favour of the Eldorado Share Issuance Resolution to approve the issuance of Eldorado Shares in connection with the Arrangement. As of the Eldorado Record Date, the Eldorado Supporting Shareholders collectively beneficially own or exercise control or direction over 702,088 Eldorado Shares, representing approximately 0.4% of the outstanding Eldorado Shares.

See “The Arrangement – Voting Support Agreements”.

Eldorado Special Committee

The Eldorado Special Committee was formed to, among other things, examine and review the merits of the proposed transaction between Eldorado and Foran and consider other available strategic alternatives in conjunction with management and Eldorado’s professional advisors and make recommendations to the Eldorado Board with respect to any such proposed transactions.

After careful consideration, including thorough review of the Arrangement Agreement and the RBC Fairness Opinion, and after receiving the advice of its legal and financial advisors, the Eldorado Special Committee unanimously determined that the Arrangement is in the best interests of Eldorado and unanimously recommended that the Eldorado Board recommend Eldorado Shareholders vote in favour of the Eldorado Share Issuance Resolution.

Eldorado Board Recommendation

After careful consideration, including a thorough review of the Arrangement Agreement, the BMO Capital Markets Fairness Opinion and the RBC Fairness Opinion, as well as a thorough review of other matters, including those discussed in this Circular, and after receiving advice from its legal and financial advisors, the Eldorado Board has unanimously determined that the Arrangement is in the best interests of Eldorado and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the Eldorado Board has unanimously approved the Arrangement and unanimously recommends that the Eldorado Shareholders vote FOR the Eldorado Share Issuance Resolution.

See “The Arrangement – Eldorado Board Recommendation” and “The Arrangement – Reasons for the Arrangement – Additional Eldorado Reasons”.

Foran Special Committee

The Foran Special Committee was formed to, among other things, examine and review the merits of the proposed transaction between Eldorado and Foran and consider other available strategic alternatives in conjunction with management and Foran’s professional advisors and make recommendations to the Foran Board with respect to any such proposed transactions.

After careful consideration, including a thorough review of the Arrangement Agreement and the Stifel Fairness Opinion, and after receiving the advice of its legal and financial advisors, the Foran Special Committee unanimously determined that the Consideration to be received by the Foran Shareholders is fair, from a financial point of view, to the Foran Shareholders and unanimously recommended that the Foran Board recommend Foran Securityholders vote in favour of the Arrangement Resolution.

See “The Arrangement – Foran Special Committee” and “The Arrangement – Reasons for the Arrangement – Additional Foran Reasons”.

Foran Board Recommendation

After careful consideration, including a thorough review of the Arrangement Agreement, the Morgan Stanley Fairness Opinion, the NBF Fairness Opinion and the Stifel Fairness Opinion, as well as a thorough review of other matters, including those discussed in this Circular, and after receiving advice from its legal and financial advisors and considering the unanimous recommendation of the Foran Special Committee, the Foran Board has unanimously determined that the Arrangement is in the best interests of Foran, that the Consideration to be received by the Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders, and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the Foran Board has unanimously approved the Arrangement and unanimously recommends that the Foran Securityholders vote FOR the Arrangement Resolution.

See “The Arrangement – Foran Board Recommendation” and “The Arrangement – Reasons for the Arrangement – Additional Foran Reasons”.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix C of this Circular.

The purpose of the Arrangement is to effect the acquisition of all of the issued and outstanding Foran Shares by Eldorado. Pursuant to the Arrangement Agreement, Eldorado and Foran have agreed to complete the Arrangement pursuant to which, among other things, Eldorado will acquire all the issued and outstanding Foran Common Shares, including the Foran Common Shares issued upon conversion of the Foran Non-Voting Shares and exchange of the Foran RSUs and Foran DSUs in accordance with the Plan of Arrangement. Upon completion of the Arrangement, Foran will be a wholly owned Subsidiary of Eldorado.

If approved, the Arrangement will become effective at the Effective Time, which is expected to be 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to be in the second quarter of 2026.

At the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case, unless stated otherwise, effective as at one minute intervals starting at the Effective Time, without any further authorization, act or formality of or by Foran, Eldorado or any other person:

1.	Notwithstanding the Foran LTIP or any agreements or other arrangements relating to Foran Options, each Foran Option outstanding, immediately before the time that is immediately before the Effective Time, whether vested or unvested, shall, without any further act or formality on behalf of a holder of Foran Options, be deemed unconditionally vested and exercisable at that time. Each Exercising Foran Optionholder will, immediately before the Effective Time, exercise all or a portion of the Foran Options held by such Exercising Foran Optionholder in accordance with the written notice provided by the Exercising Foran Optionholder to Foran. Each Foran Option (other than Foran Options held by Exercising Foran Optionholders that were validly exercised immediately before the Effective Time) will be deemed to be transferred by the holder thereof to Foran in exchange for an option issued by Eldorado to purchase Eldorado Shares (each, a “Replacement Option”) at the Effective Time. The number of Eldorado Shares subject to the Replacement Option shall be equal to (rounded down to the nearest whole number): (i) the Exchange Ratio multiplied by (ii) the number of Foran Common Shares subject to such Foran Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Eldorado Share equal to the exercise price per Foran Share of such Foran Option immediately prior to the Effective Time, divided by the Exchange Ratio and rounded up to the nearest whole cent. The Foran Option shall be cancelled immediately after its transfer to Foran. Except as otherwise set out in Section 3.1 of the Plan of Arrangement, each Replacement Option shall be governed by the terms and conditions of the Eldorado Option Plan and any stock option agreement pursuant to which such Foran Option was granted (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule), each as may be amended from time to time, with any adjustment deemed to be made thereto as are necessary to ensure consistency with the provisions of Section 3.1 of the Plan of Arrangement, including that any references in the stock option agreements to the Foran LTIP, Foran or the board of directors of Foran shall be read as references to the Eldorado Option Plan, Eldorado and its board of directors, respectively; provided that, in case of any conflict between the terms of the applicable stock option agreement or agreements and the terms of the Eldorado Option Plan, the Eldorado Option Plan shall prevail. Notwithstanding the foregoing, it is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial or territorial tax legislation) shall apply to such exchange of Foran Options and, if and to the extent determined by Eldorado to be necessary for such provision to apply, the exercise price of a Replacement Option (as otherwise determined) will be increased (and will be deemed always to have been increased) such that the amount, if any, by which the aggregate fair market value of the Eldorado Shares subject to the Replacement Option immediately after the exchange exceeds the aggregate exercise price of the Replacement Option (otherwise determined) does not exceed the amount, if any, by which the aggregate fair market value of the Foran Common Shares subject to the Foran Option immediately before the exchange exceeds the aggregate exercise price of the Foran Option.

2.	Notwithstanding the Foran LTIP or any agreements or other arrangements relating to the Foran RSUs, each whole Foran RSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action on the part of any holder thereof, be deemed to be unconditionally vested and transferred by such holder to Foran in exchange for the issuance of one Foran Common Share, subject to applicable Tax withholdings and other source deductions, and each such whole Foran RSU shall immediately be cancelled.

3.	Notwithstanding the Foran LTIP or any agreements or other arrangements relating to the Foran DSUs, each whole Foran DSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action on the part of any holder thereof, be deemed to be unconditionally vested and transferred by such holder to Foran in exchange for the issuance of one Foran Common Share, subject to applicable Tax withholdings and other source deductions, and each such whole Foran DSU shall immediately be cancelled.

4.	Each Dissenting Share held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised (and the right of such Dissenting Shareholder to dissent with respect to such shares has not been terminated or ceased to apply with respect to such shares) shall, without any further act or formality on behalf of such Dissenting Shareholders, be deemed to have been transferred to Eldorado in consideration for a debt claim against Eldorado for the amount determined under Article 4 of the Plan of Arrangement, and

(a)	such Dissenting Shareholders shall cease to be the holders of such Dissenting Shares and to have any rights as holders of such Dissenting Shares other than the right to be paid fair value by Eldorado for such Dissenting Shares as set out in Section 4.1 of the Plan of Arrangement;

(b)	such Dissenting Shareholders’ names shall be removed as the holders of such Dissenting Shares from the registers of the Foran Common Shares and Foran Non-Voting Shares maintained by or on behalf of Foran; and

(c)	Eldorado shall be deemed to be the transferee of such Dissenting Shares free and clear of all Liens, and shall be entered in the register of the Foran Common Shares maintained by or on behalf of Foran as the holders of such Dissenting Shares.

5.	Each outstanding Foran Non-Voting Share (other than Dissenting Shares previously held by any Dissenting Shareholders in respect of which Dissent Rights have been validly exercised and Foran Non-Voting Shares held by Eldorado or any of its affiliates immediately before the Effective Time) will, without further act or formality by or on behalf of the holder of such Foran Non-Voting Shares, be converted into one Foran Common Share, and upon such conversion:

(a)	the holders of such Foran Non-Voting Shares shall cease to be the holders thereof and to have any rights as holders of such Foran Non-Voting Shares other than the right to receive the Consideration in respect of the Foran Common Shares into which such Foran Non-Voting Shares were converted, all in accordance with the Plan of Arrangement; and

(b)	the names of such former holders of Foran Non-Voting Shares shall be removed from the register of the Foran Non-Voting Shares maintained by or on behalf of Foran and added to the register of the Foran Common Shares maintained by or on behalf of Foran, as holders of such number of Foran Common Shares issued upon such conversion of such Foran Non-Voting Shares.

6.	Each outstanding Foran Common Share (other than Dissenting Shares previously held by any Dissenting Shareholders in respect of which Dissent Rights have been validly exercised and Foran Common Shares held by Eldorado or any of its affiliates immediately before the Effective Time) will, without further act or formality by or on behalf of the holder of such Foran Common Shares, be irrevocably assigned and transferred by the holder thereof to Eldorado (free and clear of all Liens) in exchange for the Consideration subject to Section 3.3 and Article 5 of the Plan of Arrangement, and, upon such exchange:

(a)	the holders of such Foran Common Shares shall cease to be the holders of such Foran Common Shares and to have any rights as holders of such Foran Common Shares other than the right to receive the Consideration from Eldorado in accordance with the Plan of Arrangement;

(b)	such Former Foran Shareholders’ names shall be removed as the holders of such Foran Common Shares from the register of the Foran Common Shares maintained by or on behalf of Foran; and

(c)	Eldorado shall be deemed to be the transferee and the legal and beneficial holder of such Foran Common Shares (free and clear of all Liens) and shall be entered as the registered holder of such Foran Common Shares in the register of the Foran Common Shares maintained by or on behalf of Foran.

In no event shall a Foran Securityholder be entitled to a fractional Consideration Share. Where the aggregate number of Consideration Shares to be issued to a Foran Shareholder as Consideration under or as a result of the Arrangement would result in a fraction of a Consideration Share being issuable, the number of Consideration Shares to be received by such Foran Securityholder shall be rounded down to the nearest whole Consideration Share and no person will be entitled to any compensation in respect of a fractional Consideration Share.

The exchanges, conversions and cancellations provided for in Section 3.1 of the Plan of Arrangement will be deemed to occur at or following the Effective Time, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

The Arrangement will result in the acquisition by Eldorado of all of the issued and outstanding Foran Common Shares (other than Foran Shares held by Eldorado or any of its affiliates immediately prior to the Effective Time), including Foran Common Shares issued upon conversion of the Foran Non-Voting Shares and exchange of the Foran RSUs and Foran DSUs in accordance with the Plan of Arrangement, for the Consideration, being 0.1128 of an Eldorado Share and $0.01 in cash for each Foran Common Share. Upon completion of the Arrangement, Foran will become a wholly-owned Subsidiary of Eldorado.

See the “The Arrangement – Description of the Arrangement” and the Plan of Arrangement attached as Appendix C for additional information.

Eldorado Shareholder Approval

At the Eldorado Meeting, pursuant to the requirements of the TSX and the NYSE, Eldorado Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Eldorado Share Issuance Resolution authorizing the issuance of the Consideration Shares in connection with the Arrangement, the full text of which is set out in Appendix A. In order to become effective, the Eldorado Share Issuance Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the Eldorado Share Issuance Resolution by Eldorado Shareholders present in person or represented by proxy at the Eldorado Meeting.

See “The Arrangement – Securityholder Approval – Eldorado Shareholder Approval”.

Foran Securityholder Approval

At the Foran Meeting, Foran Securityholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast at the Foran Meeting in person or by proxy by Foran Shareholders, voting together as a single class; (ii) at least two-thirds of the votes cast at the Foran Meeting in person or by proxy by Foran Securityholders, voting together as a single class; (iii) a simple majority of the votes cast by holders of Foran Common Shares, present in person or represented by proxy at the Foran Meeting, voting as a separate class and excluding votes attached to the Foran Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101; and (iv) a simple majority of the votes cast by holders of Foran Non-Voting Shares, present in person or represented by proxy at the Foran Meeting, voting as a separate class and excluding votes attached to the Foran Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.

See “The Arrangement – Securityholder Approval – Foran Securityholder Approval”.

Court Approval

The BCBCA requires that the Court approve the Arrangement.

On March 6, 2026, Foran obtained the Interim Order providing for the calling and holding of the Foran Meeting, the Dissent Rights and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendix K and Appendix L, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Vancouver time), on April 9, 2026, or as soon thereafter as counsel for Foran may be heard, or at such other date and time the Court may direct, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia V6Z 2E1, subject to the Foran Securityholder Approval and the Eldorado Shareholder Approval. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Under the terms of the Interim Order, each Foran Securityholder will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate their intention to appear by filing with the Court and serving Foran, as applicable, at the addresses set out below, on or before 5:00 p.m. (Vancouver Time) on April 1, 2026, a Response to Petition (“Response”), including their address for service, together with all materials on which he, she or it intends to rely at the application. The Response and supporting materials must be delivered, within the time specified, to Foran at the following address:

McCarthy Tétrault LLP

745 Thurlow Street, Suite 2400

Vancouver, BC V6E 0C5

Attention: Owais Ahmed

E-mail: oahmed@mccarthy.ca

The Final Order, if granted, will be relied upon as a basis for the Section 3(a)(10) Exemption with respect to the Consideration Shares to be issued to Foran Securityholders in exchange for their Foran Shares and the Replacement Options to be issued to Foran Optionholders in exchange for their Foran Options, in each case, pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court has been or will be informed of this effect of the Final Order.

The Petition for the Final Order is attached as Appendix M. See “The Arrangement – Court Approval”.

Procedure for Exchange of Foran Shares for Eldorado Shares

For each Registered Foran Shareholder, accompanying this Circular is a Letter of Transmittal.

Registered Foran Shareholders (other than Dissenting Shareholders) must complete and return the enclosed Letter of Transmittal which, when properly completed and returned together with the certificate(s) and/or DRS Statement(s) representing the Foran Shareholder’s Foran Shares and all other required documents, will enable each Foran Shareholder (other than Dissenting Shareholders and Eldorado or any of its affiliates) to receive 0.1128 of an Eldorado Share and $0.01 in cash for each Foran Common Share. You will not actually receive any Consideration until the Arrangement is completed and you have returned your properly completed documents, including the Letter of Transmittal and any certificate(s) and/or DRS Statement(s) representing your Foran Shares.

Any Non-Registered Foran Shareholder whose Foran Shares are registered in the name of an Intermediary should contact that nominee for assistance in depositing such Foran Common Shares and should follow the instructions of such nominee in order to deposit such Foran Shares with Computershare.

Foran Equity Award Holders do not need to deliver a Letter of Transmittal or any other certificates or documentation in order to receive the applicable consideration for such Foran Equity Award held in accordance with the Plan of Arrangement.

See “The Arrangement – Procedure for Exchange of Foran Common Shares for Eldorado Shares”.

Additional copies of the Letter of Transmittal are available by contacting Computershare, as depositary. The Letter of Transmittal is also available under Foran’s issuer profile on SEDAR+ at www.sedarplus.ca.

Regulatory Matters

The Arrangement Agreement provides that receipt of all Required Regulatory Approvals, including Competition Act Approval, is a condition precedent to the Arrangement becoming effective.

The TSX has conditionally approved the listing of the Consideration Shares and the Eldorado Shares issuable upon exercise of the Replacement Options, subject to approval of the Arrangement Resolution and the Eldorado Share Issuance Resolution. Listing is subject to Eldorado fulfilling all of the listing requirements of the TSX. Eldorado has applied to list the Consideration Shares and the Eldorado Shares issuable upon exercise of the Replacement Options on the NYSE, subject to securityholder and shareholder approval of the Arrangement Resolution and the Eldorado Share Issuance Resolution, respectively. Listing will be subject to Eldorado fulfilling all of the listing requirements of the NYSE.

See “The Arrangement – Regulatory Matters”.

Dissent Rights with Respect to the Arrangement

Registered Foran Shareholders who are both: (a) a registered or beneficial Foran Shareholder as of the Foran Record Date; and (b) a registered or beneficial Foran Shareholder as of 5:00 p.m. (Vancouver time) on April 2, 2026 (or 5:00 p.m. (Vancouver time) on the date that is two Business Days prior to the date that any adjourned or postponed Foran Meeting is reconvened, as applicable) have Dissent Rights with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Dissenting Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court. Any such Foran Shareholder wishing to exercise Dissent Rights with respect to the Arrangement Resolution must (i) send Foran a written Notice of Dissent to the Arrangement Resolution, which written Notice of Dissent must be received by Foran c/o McCarthy Tétrault LLP, Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, V6C 0C5, Attention: Owais Ahmed by 5:00 p.m. (Vancouver time) on April 2, 2026 or by 5:00 p.m. (Vancouver time) on the date that is two Business Days prior to the date that any adjourned or postponed Foran Meeting is reconvened; (ii) not have voted in favour of the Arrangement Resolution; and (iii) otherwise strictly comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court.

Only Registered Foran Shareholders are entitled to Dissent Rights. Therefore, Non-Registered Foran Shareholders who wish to exercise Dissent Rights must arrange for the Registered Foran Shareholder in whose name their Foran Shares are registered to deliver a Notice of Dissent on their behalf or, alternatively, have made arrangements to have their Foran Shares re-registered in their names prior to the Effective Date.

It is recommended that you seek independent legal advice if you wish to exercise any right of dissent. Failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss of any right of dissent.

See “Securities Law Considerations – Dissent Rights Under the Arrangement”. The texts of the Interim Order, Sections 237 to 247 of the BCBCA and the Plan of Arrangement, which will be relevant in any dissent proceeding, are set forth in, Appendix K, Appendix N, and Appendix C, respectively, to this Circular.

Summary of Income Tax Considerations

For a summary of certain Canadian income tax considerations generally applicable to certain Foran Shareholders who, under the Arrangement, dispose of Foran Common Shares, see “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” and for a summary of certain material United States income tax consequences of the Arrangement, see “Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement”.

Such summaries are not intended to be legal or tax advice. Foran Shareholders should consult their own tax advisors about the applicable Canadian or United States federal, provincial and local tax consequences of the Arrangement and the ownership and disposition of Eldorado Shares acquired pursuant to the Arrangement.

Risk Factors

Eldorado Shareholders who vote in favour of the Eldorado Share Issuance Resolution and Foran Securityholders who vote in favour of the Arrangement Resolution will be voting in favour of the acquisition of Foran by Eldorado, and, in the case of Foran Securityholders, to invest in Eldorado Shares or Replacement Options, as the case may be, and in the case of Eldorado Shareholders, to invest in the business of Foran. There are certain risk factors associated with the Arrangement and an investment in Eldorado Shares and an investment in Foran which should be carefully considered by Eldorado Shareholders and Foran Securityholders, as applicable, including the fact that the Arrangement may not be completed if, among other things, the Eldorado Share Issuance Resolution is not approved at the Eldorado Meeting, the Arrangement Resolution is not approved at the Foran Meeting or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived, as applicable. Readers are cautioned that such risk factors are not exhaustive.

See “Risk Factors”.

GENERAL PROXY MATTERS OF Eldorado

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Eldorado for use at the Eldorado Meeting for the purposes set forth in the accompanying Eldorado Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of Eldorado (who will not be specifically remunerated therefor).

Eldorado has retained Laurel Hill to assist it in its solicitation of proxies from Eldorado Shareholders and provide additional services including but not limited to strategic shareholder communications and recommending corporate governance best practices. Eldorado has agreed to pay Laurel Hill an aggregate fee of up to $200,000, plus reasonable out-of-pocket expenses. All costs of solicitation for the Eldorado Meeting will be borne by Eldorado and Foran.

The information set forth below generally applies to registered holders of Eldorado Shares. If you are a beneficial holder of Eldorado Shares (i.e., your Eldorado Shares are held through an Intermediary), see “General Proxy Matters of Eldorado – Advice to Non-Registered Eldorado Shareholders”.

Appointment and Revocation of Proxies

Registered Eldorado Shareholders who cannot attend the Eldorado Meeting in person may vote by proxy either by mail, personal delivery, fax, telephone or over the internet. The Eldorado Proxy must be received by Computershare, Eldorado’s transfer agent, no later than 10:00 a.m. (Vancouver time) on the second Business Day preceding the date of the Eldorado Meeting or any adjournment or postponement thereof. Registered Eldorado Shareholders must return the properly completed Eldorado Proxy to Computershare as follows:

(a)	by mail or personal delivery to Computershare, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, Attention: Proxy Department;

(b)	by fax to Computershare, to the attention of the Proxy Department at 1-866-249-7775 (toll free within Canada and the U.S.) or 416-263-9524 (international);

(c)	by telephone by calling 1-866-732-8683 (toll free within Canada and the U.S.) from a touch tone telephone and referring to your control number provided on the form of proxy delivered to you; or

(d)	over the internet by going to www.investorvote.com and following the online voting instructions given to you and referring to your control number provided on the form of proxy delivered to you.

To be valid, the Eldorado Proxy must be executed by a Registered Eldorado Shareholder or a Registered Eldorado Shareholder’s attorney duly authorized in writing or, if the Registered Eldorado Shareholder is a body corporate, by a duly authorized officer or attorney. If the form of Eldorado Proxy is executed by an attorney for an individual Registered Eldorado Shareholder or by an officer or attorney of a Registered Eldorado Shareholder that is a company or association, documentation evidencing the power to execute the Eldorado Proxy may be required with signing capacity stated. If not dated, the Eldorado Proxy will be deemed to have been dated the date that it is mailed to the Registered Eldorado Shareholder.

The persons named in the enclosed Eldorado Proxy, being George Burns and Karen Aram, are officers of Eldorado. A Registered Eldorado Shareholder may appoint a person or company (who need not be an Eldorado Shareholder) other than the persons specified in the Eldorado Proxy to represent the Eldorado Shareholder at the Eldorado Meeting or any adjournment or postponement thereof by striking out the printed name of such person and inserting such other person or company’s name in the blank space provided in that Eldorado Proxy or by completing another proper form of proxy and, in either case, depositing the completed Eldorado Proxy at the office of Computershare so as to arrive no later than 10:00 a.m. (Vancouver time) on the second Business Day preceding the date of the Eldorado Meeting or any adjournment or postponement thereof. Registered Eldorado Shareholders must return the properly completed Eldorado Proxy to Computershare as follows:

(a)	by mail or personal delivery to Computershare, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, Attention: Proxy Department;

(b)	by fax to Computershare, to the attention of the Proxy Department at 1-866-249-7775 (toll free within Canada and the U.S.) or 416-263-9524 (international);

(c)	by telephone by calling 1-866-732-8683 (toll free within Canada and the U.S.) from a touch tone telephone and referring to your control number provided on the form of proxy delivered to you, provided that it is not possible to appoint an alternative proxyholder by telephone; or

(d)	over the internet by going to www.investorvote.com and following the online voting instructions given to you and referring to your control number provided on the form of proxy delivered to you.

If you appoint a proxyholder other than the management designees, that proxyholder must attend and vote at the Eldorado Meeting for your vote to be counted.

The time limit for deposit of proxies may be waived or extended by the Chair of the Eldorado Meeting at his discretion, without notice.

A Registered Eldorado Shareholder executing the Eldorado Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the Eldorado Proxy will vote the Eldorado Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. In the absence of such instructions, such Eldorado Shares will be voted in favour of each of the matters referred to herein.

An Eldorado Proxy given pursuant to this solicitation may be revoked at any time prior to its use. A Registered Eldorado Shareholder who has given an Eldorado Proxy may revoke the Eldorado Proxy by:

(a)	completing and signing an Eldorado Proxy bearing a later date and depositing it at the offices of Computershare, Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6 no later than 10:00 a.m. (Vancouver time) on the date that is two Business Days preceding the day of the Eldorado Meeting or any adjournment or postponement thereof;

(b)	depositing an instrument in writing executed by the Registered Eldorado Shareholder or by the Registered Eldorado Shareholder’s attorney duly authorized in writing or, if the Registered Eldorado Shareholder is a body corporate, by a duly authorized officer or attorney either with Computershare, Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6 no later than 10:00 a.m. (Vancouver time) on the date that is two Business Days prior to the date of the Eldorado Meeting or any adjournment or postponement thereof or with the Chair of the Eldorado Meeting prior to the commencement of the Eldorado Meeting on the day of the Eldorado Meeting or any adjournment or postponement thereof; or

(c)	in any other manner permitted by Law.

Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such Eldorado Proxy.

Only Registered Eldorado Shareholders have the right to revoke an Eldorado Proxy. Non-Registered Eldorado Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Eldorado Meeting, contact their Intermediary to arrange to change their voting instructions.

Voting of Eldorado Shares Represented by Management Proxies

On any matter to be acted upon or any ballot that may be called for at the Eldorado Meeting, the Eldorado Shares represented by each properly executed Eldorado Proxy in favour of the persons designated in the enclosed Eldorado Proxy received by Eldorado will be voted or withheld from voting in accordance with the specifications given by the Registered Eldorado Shareholder. In the absence of such specifications in an enclosed Eldorado Proxy where the Registered Eldorado Shareholder has appointed the persons whose names have been pre-printed in the enclosed Eldorado Proxy as the Eldorado Shareholder’s nominee at the Eldorado Meeting, the Eldorado Shares represented by such Eldorado Proxies will be voted FOR the Eldorado Share Issuance Resolution.

The enclosed Eldorado Proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Eldorado Notice of Meeting and with respect to other matters, if any, which may properly come before the Eldorado Meeting. At the date of this Circular, the management of Eldorado knows of no such amendments, variations, or other matters to come before the Eldorado Meeting. However, where a Registered Eldorado Shareholder has appointed the persons whose names have been pre-printed in the enclosed Eldorado Proxy as the Registered Eldorado Shareholder’s nominee at the Eldorado Meeting, if any amendments or variations to matters identified in the Eldorado Notice of Meeting or other matters which are not now known to management of Eldorado should properly come before the Eldorado Meeting, the enclosed Eldorado Proxy may be voted on such matters in accordance with the best judgment of the person voting the Eldorado Proxy.

Advice to Non-Registered Eldorado Shareholders

Registered Eldorado Shareholders or the persons they validly appoint as their proxies are permitted to vote at the Eldorado Meeting. However, in many cases, Eldorado Shares beneficially owned by a person (a “Non-Registered Eldorado Shareholder”) are registered either: (i) in the name of an Intermediary that the Non-Registered Eldorado Shareholder deals with in respect of the Eldorado Shares, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant, and therefore are not a Registered Eldorado Shareholder. Only Registered Eldorado Shareholders or duly appointed proxyholders are permitted to vote at the Eldorado Meeting. Without specific instructions, Intermediaries are prohibited from voting securities for their clients.

Applicable regulatory policy requires Intermediaries to seek voting instructions from non-registered shareholders in advance of shareholder meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Eldorado Shareholders in order to ensure that their Eldorado Shares are voted at the Eldorado Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a Non-Registered Eldorado Shareholder by its Intermediary is identical to the Eldorado Proxy provided to Registered Eldorado Shareholders; however, its purpose is limited to instructing the Registered Eldorado Shareholder on how to vote on behalf of the Non-Registered Eldorado Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable VIF in lieu of the Eldorado Proxy. If you are a Non-Registered Eldorado Shareholder (holding your Eldorado Shares through an Intermediary) who received a VIF from Broadridge, you may complete and return the VIF to Broadridge by mail or facsimile. Alternatively, such Non-Registered Eldorado Shareholders can call the toll-free telephone number printed on their VIF or go to www.proxyvote.com and enter their 16 digit control number to deliver their voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Eldorado Shares to be represented at the Eldorado Meeting or any adjournment or postponement thereof. Eldorado may utilize Broadridge QuickVote™ service to assist Non-Registered Eldorado Shareholders that are “non-objecting beneficial owners” with voting their Eldorado Shares over the telephone.

If you have questions, please contact Laurel Hill by: (i) telephone, toll-free for Eldorado Shareholders in North America at +1 877 452 7184, or collect call for Eldorado Shareholders outside of North America at +1 416 304 0211; (ii) e-mail to assistance@laurelhill.com; or (iii) text message by texting the word “INFO” to +1 877 452 7184 or +1 416 304 0211.

Distribution to Non-Registered Eldorado Shareholders

If you are a Non-Registered Eldorado Shareholder, meaning your Eldorado Shares are not registered in your own name, they will be held in the name of a “nominee”, which is usually: (i) an Intermediary that the Non-Registered Eldorado Shareholder deals with in respect of the Eldorado Shares, or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. As such, your nominee will be the entity legally entitled to vote your Eldorado Shares and must seek your instructions as to how to vote your Eldorado Shares.

If you are a Non-Registered Eldorado Shareholder, your Intermediary will send you a VIF or, less frequently, a proxy form with this Circular. This form will instruct the Intermediary as to how to vote your Eldorado Shares at the Eldorado Meeting on your behalf. You must follow the instructions from your Intermediary to vote.

There are two kinds of Non-Registered Eldorado Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as OBOs; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as NOBOs.

Intermediaries are required to forward the Eldorado Meeting Materials to Non-Registered Eldorado Shareholders except in the case of certain proxy-related materials the Non-Registered Eldorado Shareholder has waived the right to receive them. The majority of Intermediaries now delegate responsibility for obtaining instructions from beneficial shareholders such as Non-Registered Eldorado Shareholders, to Broadridge. Broadridge typically mails a VIF to beneficial shareholders and asks beneficial shareholders to return the VIF to Broadridge, or to provide voting instructions online or by telephone.

For greater certainty, Non-Registered Eldorado Shareholders should note that they are not entitled to use a VIF or proxy form received from Broadridge or their Intermediary to vote Eldorado Shares directly at the Eldorado Meeting. Instead, the Non-Registered Eldorado Shareholder must complete the VIF or proxy form and return it as instructed on the form. The Non-Registered Eldorado Shareholder must complete these steps well in advance of the Eldorado Meeting in order to ensure such Eldorado Shares are voted. See “General Proxy Matters of Eldorado – Advice to Non-Registered Eldorado Shareholders”.

If you are a Non-Registered Eldorado Shareholder, your Intermediary will have provided to you a VIF. Eldorado intends to reimburse Intermediaries for the delivery of the meeting materials to OBOs.

Please note that Eldorado has limited access to the names of the Non-Registered Eldorado Shareholders. If you or your desired representative attend the Eldorado Meeting, Eldorado may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you or your desired representative as proxyholder.

If you are Non-Registered Eldorado Shareholder and wish to attend, participate or vote at the Eldorado Meeting, or have a person other than the persons specified in the VIF to represent you at the Eldorado Meeting, you must insert your own name or such person’s name in the space provided on the VIF sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you or such person as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

If you appoint a proxyholder other than the management designees, that proxyholder must attend and vote at the Eldorado Meeting for your vote to be counted.

Non-Registered Eldorado Shareholders who have questions or concerns regarding any of these procedures may also contact their Intermediary. It is recommended that inquiries of this kind be made well in advance of the Eldorado Meeting.

Voting Securities of Eldorado and Principal Holders Thereof

The Eldorado Board has fixed the close of business on March 3, 2026 as the record date (the “Eldorado Record Date”), being the date for the determination of the registered holders of Eldorado Shares entitled to receive notice of, and vote at, the Eldorado Meeting. All such holders of record of Eldorado Shares on the Eldorado Record Date are entitled either to attend and vote thereat in person the Eldorado Shares held by them or, provided a completed and executed Eldorado Proxy shall have been delivered to Computershare, within the time specified in the attached Eldorado Notice of Meeting, to attend and to vote by Eldorado Proxy the Eldorado Shares held by them.

The authorized share capital of Eldorado consists of an unlimited number of Eldorado Shares. As at the Eldorado Record Date, there were 198,645,007 Eldorado Shares issued and outstanding. Each Eldorado Share entitles the holder thereof to one vote on all matters to be acted upon at the Eldorado Meeting.

In accordance with the by-laws of Eldorado, business may be transacted at the Eldorado Meeting if at least two or more voting persons present or deemed to be present and authorized to cast in the aggregate not less than 25% of the total votes attached to all of the issued and outstanding Eldorado Shares is present at the Eldorado Meeting. Voting persons are Registered Eldorado Shareholders or their duly authorized representatives or proxyholders of Registered Eldorado Shareholders entitled to vote at the Eldorado Meeting.

To the knowledge of the directors and executive officers of Eldorado, as at the date hereof, the following are the only persons or companies that beneficially own or exercise control or direction over, directly or indirectly, 10% or more of the voting rights attached to all of the issued and outstanding Eldorado Shares:

Name of Eldorado Shareholder	Number and Percentage of Eldorado Shares
BlackRock Inc.	31,296,641 (15.8%)(1)

Note:

(1)	BlackRock Inc. has control or direction over an aggregate of 31,296,641 Eldorado Shares.

GENERAL PROXY MATTERS OF FORAN

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Foran for use at the Foran Meeting for the purposes set forth in the accompanying Foran Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of Foran (who will not be specifically remunerated therefor). Foran has retained Laurel Hill to assist it in its solicitation of proxies from Foran Securityholders and provide additional services including but not limited to strategic securityholder communications and recommending corporate governance best practices.

Foran has agreed to pay Laurel Hill an aggregate fee of up to $200,000, plus reasonable out-of-pocket expenses, for those services. All costs of the solicitation for the Foran Meeting will be borne by Eldorado and Foran.

The information set forth below generally applies to registered holders of Foran Shares and Foran Equity Awards. If you are a beneficial holder of Foran Shares (i.e., your Foran Shares are held through an Intermediary), see “General Proxy Matters of Foran – Advice to Non-Registered Foran Shareholders”.

Appointment and Revocation of Proxies

Registered Foran Shareholders and Foran Equity Award Holders who cannot attend the Foran Meeting in person may vote by proxy either by mail, personal delivery, fax, telephone or over the internet. The Foran Proxy must be received by Computershare, Foran’s transfer agent, no later than 1:00 p.m. (Toronto time) on the second Business Day preceding the date of the Foran Meeting or any adjournment or postponement thereof. Registered Foran Shareholders and Foran Equity Award Holders must return the properly completed Foran Proxy to Computershare as follows:

(a)	by mail or personal delivery to Computershare, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, Attention: Proxy Department;

(b)	by fax to Computershare, to the attention of the Proxy Department at 1-866-249-7775 (toll free within Canada and the U.S.) or 416-263-9524 (international);

(c)	by telephone by calling 1-866-732-8683 (toll free within Canada and the U.S.) from a touch tone telephone and referring to your control number provided on the form of proxy delivered to you; or

(d)	over the internet by going to www.investorvote.com and following the online voting instructions given to you and referring to your control number provided on the form of proxy delivered to you.

To be valid, the Foran Proxy must be executed by a Registered Foran Shareholder or a Foran Equity Award Holder or a Registered Foran Shareholder’s or Foran Equity Award Holder’s attorney duly authorized in writing or, if the Registered Foran Shareholder or Foran Equity Award Holder is a body corporate, by a duly authorized officer or attorney. If the form of Foran Proxy is executed by an attorney for an individual Registered Foran Shareholder or Foran Equity Award Holder, or by an officer or attorney of a Registered Foran Shareholder that is a company or association, documentation evidencing the power to execute the Foran Proxy may be required with signing capacity stated. If not dated, the Foran Proxy will be deemed to have been dated the date that it is mailed to the Registered Foran Shareholder or Foran Equity Award Holder.

The persons named in the enclosed Foran Proxy, being Daniel Myerson and James Steels, are officers of Foran. A Registered Foran Shareholder or Foran Equity Award Holder may appoint a person or company (who need not be a Foran Shareholder or Foran Equity Award Holder) other than the persons specified in the Foran Proxy to represent the Foran Shareholder or Foran Equity Award Holder at the Foran Meeting or any adjournment or postponement thereof by striking out the printed name of such person and inserting such other person or company’s name in the blank space provided in that Foran Proxy or by completing another proper form of proxy and, in either case, depositing the completed Foran Proxy with Computershare so as to arrive not later than 1:00 p.m. (Toronto time) on the second Business Day preceding the date of the Foran Meeting or any adjournment or postponement thereof. Registered Foran Shareholders and Foran Equity Award Holders must return the properly completed Foran Proxy to Computershare as follows:

(a)	by mail or personal delivery to Computershare, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, Attention: Proxy Department;

(b)	by fax to Computershare, to the attention of the Proxy Department at 1-866-249-775 (toll free within Canada and the U.S.) or 416-263-9524 (international);

(c)	by telephone by calling 1-866-732-8683 (toll free within Canada and the U.S.) from a touch tone telephone and referring to your control number provided on the form of proxy delivered to you, provided that it is not possible to appoint an alternative proxyholder by telephone; or

(d)	over the internet by going to www.investorvote.com and following the online voting instructions given to you and referring to your control number provided on the form of proxy delivered to you.

If you appoint a proxyholder other than the management designees, that proxyholder must attend and vote at the Foran Meeting for your vote to be counted.

The time limit for deposit of proxies may be waived or extended by the Chair of the Foran Meeting at his discretion.

A Registered Foran Shareholder or Foran Equity Award Holder executing the Foran Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the enclosed form of proxy will vote the Foran Shares or Foran Equity Awards in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. In the absence of such instructions, such Foran Securities will be voted in favour of each of the matters referred to herein.

A Foran Proxy given pursuant to this solicitation may be revoked at any time prior to its use. A Registered Foran Shareholder or Foran Equity Award Holder who has given a Foran Proxy may revoke the Foran Proxy by:

(a)	completing and signing a Foran Proxy bearing a later date and depositing it at the offices of Computershare, Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6 no later than 1:00 p.m. (Toronto time) on the date that is two Business Days preceding the day of the Foran Meeting or any adjournment or postponement thereof;

(b)	depositing an instrument in writing executed by the Registered Foran Shareholder or Foran Equity Award Holder or by the Registered Foran Shareholder’s or Foran Equity Award Holder’s attorney duly authorized in writing or, if the Registered Foran Shareholder or Foran Equity Award Holder is a body corporate, by a duly authorized officer or attorney either with:

(i)	Computershare, Attention: Proxy Department, 320 Bay Street, 14th floor, Toronto, Ontario, M5H 4A6 no later than 1:00 p.m. (Toronto time) on the date that is two Business Days preceding the day of the Foran Meeting or any adjournment or postponement thereof;

(ii)	Foran, at its head and registered office located at Suite 904, 409 Granville Street, Vancouver, British Columbia, V6C 1T2 up to and including the last Business Day preceding the day of the Foran Meeting or any adjournment or postponement thereof; or

(iii)	the Chairman of the Foran Meeting prior to the commencement of the Foran Meeting on the day of the Foran Meeting or any adjournment or postponement thereof; or

(c)	in any other manner permitted by Law.

Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such Foran Proxy.

Only Registered Foran Shareholders and Foran Equity Award Holders have the right to revoke a Foran Proxy. Non-Registered Foran Shareholders or Foran Equity Award Holders that wish to change their voting instructions must, in sufficient time in advance of the Foran Meeting, contact their Intermediary to arrange to change their voting instructions.

Voting of Foran Securities Represented by Management Proxies

On any matter to be acted upon or any ballot that may be called for at the Foran Meeting, the Foran Securities represented by each properly executed Foran Proxy in favour of the persons designated in the enclosed Foran Proxy received by Foran will be voted or withheld from voting in accordance with the specifications given by the Registered Foran Shareholder or Foran Equity Award Holder. In the absence of such specifications in an enclosed Foran Proxy where the Registered Foran Shareholder or Foran Equity Award Holder has appointed the persons whose names have been pre-printed in the enclosed Foran Proxy as the Foran Securityholder’s nominee at the Foran Meeting, the Foran Securities represented by such Foran Proxies will be voted FOR each of the matters specified in this Circular, including the Arrangement Resolution.

The enclosed Foran Proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Foran Notice of Meeting and with respect to other matters, if any, which may properly come before the Foran Meeting. At the date of this Circular, the management of Foran knows of no such amendments, variations, or other matters to come before the Foran Meeting. However, where a Registered Foran Shareholder or Foran Equity Award Holder has appointed the persons whose names have been pre-printed in the enclosed Foran Proxy as the Registered Foran Shareholder’s or Foran Equity Award Holder’s nominee at the Foran Meeting, if any amendments or variations to matters identified in the Foran Notice of Meeting or other matters which are not now known to management of Foran should properly come before the Foran Meeting, the enclosed Foran Proxy may be voted on such matters in accordance with the best judgment of the person voting the Foran Proxy.

Advice to Non-Registered Foran Shareholders

Registered Foran Shareholders, Foran Equity Award Holders or the persons they validly appoint as their proxies are permitted to vote at the Foran Meeting. However, in many cases, Foran Shares beneficially owned by a person (a “Non-Registered Foran Shareholder”) are registered either: (i) in the name of an Intermediary that the Non-Registered Foran Shareholder deals with in respect of the Foran Shares, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant, and therefore are not a Registered Foran Shareholder. Only Registered Foran Shareholders or Foran Equity Award Holders or duly appointed proxyholders are permitted to vote at the Foran Meeting. Without specific instructions, Intermediaries are prohibited from voting securities for their clients.

Applicable regulatory policy requires Intermediaries to seek voting instructions from non-registered shareholders in advance of shareholder meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Foran Shareholders in order to ensure that their Foran Shares are voted at the Foran Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a Non-Registered Foran Shareholder by its Intermediary is identical to the Foran Proxy provided to Registered Foran Shareholders or Foran Equity Award Holders; however, its purpose is limited to instructing the Registered Foran Shareholder or Foran Equity Award Holder on how to vote on behalf of the Non-Registered Foran Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable VIF in lieu of the form of proxy. If you are a Non-Registered Foran Shareholder (holding your Foran Shares through an Intermediary) who received a VIF from Broadridge, you may complete and return the VIF to Broadridge by mail or facsimile. Alternatively, such Non-Registered Foran Shareholders can call the toll-free telephone number printed on their VIF or go to www.proxyvote.com and enter their 16 digit control number to deliver their voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Foran Shares to be represented at the Foran Meeting or any adjournment or postponement thereof. Foran may utilize Broadridge QuickVote™ service to assist Non-Registered Foran Shareholders that are “non-objecting beneficial owners” with voting their Foran Shares over the telephone.

If you have questions, you may contact Foran’s proxy solicitation agent, Laurel Hill, by: (i) telephone, toll-free for Eldorado Shareholders in North America at +1 877 452 7184, or collect call for Eldorado Shareholders outside of North America at +1 416 304 0211; (ii) e-mail to assistance@laurelhill.com; or (iii) text message by texting the word “INFO” to +1 877 452 7184 or +1 416 304 0211.

Distribution to Non-Registered Foran Shareholders

If you are a Non-Registered Foran Shareholder, meaning your Foran Shares are not registered in your own name, they will be held in the name of a “nominee”, which is usually: (i) an Intermediary that the Non-Registered Foran Shareholder deals with in respect of the Foran Shares; or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. As such, your nominee will be the entity legally entitled to vote your Foran Shares and must seek your instructions as to how to vote your Foran Shares.

If you are a Non-Registered Foran Shareholder, your Intermediary will send you a VIF or, less frequently, a proxy form with this Circular. This form will instruct the Intermediary as to how to vote your Foran Shares at the Foran Meeting on your behalf. You must follow the instructions from your Intermediary to vote.

There are two kinds of Non-Registered Foran Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as OBOs; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as NOBOs.

Intermediaries are required to forward the Foran Meeting Materials to Non-Registered Foran Shareholders except in the case of certain proxy-related materials the Non-Registered Foran Shareholder has waived the right to receive them. The majority of Intermediaries now delegate responsibility for obtaining instructions from beneficial shareholders such as Non-Registered Foran Shareholders to Broadridge. Broadridge typically mails a VIF to beneficial shareholders and asks beneficial shareholders to return the VIF to Broadridge, or to provide voting instructions online or by telephone.

For greater certainty, Non-Registered Foran Shareholders should note that they are not entitled to use a VIF or proxy form received from Broadridge or their Intermediary to vote their Foran Shares directly at the Foran Meeting. Instead, the Non-Registered Foran Shareholder must complete the VIF or proxy form and return it as instructed on the form. The Non-Registered Foran Shareholder must complete these steps well in advance of the Foran Meeting in order to ensure such Foran Shares are voted. See “General Proxy Matters of Foran – Advice to Non-Registered Foran Shareholders”.

If you are a NOBO, your Intermediary will have provided to you a VIF, or less frequently, a form of proxy. Foran intends to reimburse Intermediaries for the delivery of the meeting materials to OBOs.

Please note that Foran has limited access to the names of the Non-Registered Foran Shareholders. If you or your desired representative attend the Foran Meeting, Foran may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you or your desired representative as proxyholder.

If you are Non-Registered Foran Shareholder and wish to attend, participate or vote at the Foran Meeting or have a person other than the persons specified in the VIF to represent you at the Foran Meeting, you must insert your own name in the space provided on the VIF sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

If you appoint a proxyholder other than the management designees, that proxyholder must attend and vote at the Foran Meeting for your vote to be counted.

Non-Registered Foran Shareholders who have questions or concerns regarding any of these procedures may also contact their Intermediary. It is recommended that inquiries of this kind be made well in advance of the Foran Meeting.

Voting Securities of Foran and Principal Holders Thereof

The Foran Board has fixed the close of business on March 3, 2026 as the record date (the “Foran Record Date”), being the date for the determination of the registered holders of Foran Securities entitled to receive notice of, and vote at, the Foran Meeting. All such holders of record of Foran Securities on the Foran Record Date are entitled either to attend the Foran Meeting in person and vote the Foran Securities held by them or, provided a completed and executed Foran Proxy shall have been delivered to Computershare, within the time specified in the attached Foran Notice of Meeting, to attend by Foran Proxy and to vote the Foran Securities held by them.

At the Foran Meeting, Foran Securityholders will be asked to consider and, if thought advisable, to pass, with or without variation the Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast at the Foran Meeting in person or by proxy by Foran Shareholders, voting together as a single class; (ii) at least two-thirds of the votes cast at the Foran Meeting in person or by proxy by Foran Securityholders, voting together as a single class; (iii) a simple majority of the votes cast by holders of Foran Common Shares, present in person or represented by proxy at the Foran Meeting, voting as a separate class and excluding votes attached to the Foran Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101; and (iv) a simple majority of the votes cast by holders of Foran Non-Voting Shares, present in person or represented by proxy at the Foran Meeting, voting as a separate class and excluding votes attached to the Foran Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.

The authorized share capital of Foran consists of an unlimited number of Foran Common Shares, an unlimited number of Foran Preferred Shares and an unlimited number of non-voting shares in the capital of Foran (the “Foran Non-Voting Shares”). As at the Foran Record Date, there were 535,723,158 Foran Common Shares, no Foran Preferred Shares, 27,777,778 Foran Non-Voting Shares, 11,201,416 Foran Options, 2,216,375 Foran DSUs and 1,387,500 Foran RSUs issued and outstanding. Each of the Foran Securities entitles the holders thereof to one vote per Foran Security held on each matter at the Foran Meeting on which such holder is entitled to vote.

In accordance with the articles of Foran, business may be transacted at the Foran Meeting if at least one or more Foran Securityholders entitled to vote at the Foran Meeting are present in person or represented by proxy at the Foran Meeting.

To the knowledge of the directors and executive officers of Foran, as at the date hereof, the following are the only persons or companies that beneficially own or exercise control or direction over, directly or indirectly, 10% or more of the voting rights attached to all of the issued and outstanding Foran Common Shares and Foran Non-Voting Shares:

Name of Foran Securityholder	Number and Percentage of Foran Common Shares	Number and Percentage of Foran Non-Voting Shares	Number and Percentage of Foran Shares
Fairfax Financial Holdings Limited	94,088,486 (17.56%)	27,777,778 (100%)	121,866,264 (21.63%)
Agnico Eagle Mines Limited	69,125,448 (12.90%)	-	69,125,448 (12.27%)

THE ARRANGEMENT

The following is a summary only and reference should be made to the full text of the Arrangement Agreement which may be found under Foran’s and Eldorado’s profiles on SEDAR+ at www.sedarplus.ca and Eldorado’s profile on EDGAR at www.sec.gov, and the Plan of Arrangement attached as Appendix C.

The Arrangement will result in the acquisition by Eldorado of all of the issued and outstanding Foran Common Shares (other than Foran Shares held by Eldorado or any of its affiliates immediately prior to the Effective Time), including Foran Common Shares issued upon conversion of the Foran Non-Voting Shares and exchange of the Foran RSUs and Foran DSUs in accordance with the Plan of Arrangement, for the Consideration, being 0.1128 of an Eldorado Share and $0.01 in cash for each Foran Common Share. Upon completion of the Arrangement, Foran will become a wholly-owned Subsidiary of Eldorado.

Immediately before the time that is immediately before the Effective Time and without any further action on the part of the holder thereof, each outstanding Foran Option shall be deemed unconditionally vested and exercisable at that time. Exercising Foran Optionholders will, immediately before the Effective Time, exercise all or a portion of their Foran Options. Each Foran Option (other than Foran Options held by Exercising Foran Optionholders that were validly exercised immediately before the Effective Time) will be exchanged for Replacement Options to purchase Eldorado Shares. Immediately prior to the Effective Time and without any further action on the part of the holder thereof, outstanding Foran RSUs and Foran DSUs (whether vested or unvested) will be deemed to be unconditionally vested and transferred to Foran in exchange for the issuance of one Foran Common Share (subject to applicable Tax withholdings and other source deductions), and each such Foran Option, Foran RSU and Foran DSU shall immediately be cancelled. See “The Arrangement – Description of the Arrangement” and “Securities Law Considerations – Interests of Certain Persons in the Arrangement”.

As at the Eldorado Record Date and the Foran Record Date, there are 198,645,007 Eldorado Shares and 563,500,936 Foran Shares (consisting of 535,723,158 Foran Common Shares and 27,777,778 Foran Non-Voting Shares), as well as 11,201,416 Foran Options, 1,387,500 Foran RSUs and 2,216,375 Foran DSUs issued and outstanding. Former Foran Securityholders will own approximately 24.4% of the Eldorado Shares on a non-diluted basis immediately following completion of the Arrangement (assuming no additional Eldorado Shares are issued by Eldorado, no additional Foran Equity Awards are issued by Foran, no Eldorado Options or Foran Options are exercised and no Dissent Rights are exercised, in each case, following the Eldorado Record Date and the Foran Record Date, as applicable, and prior to the Effective Date). The Arrangement will be implemented by way of a court approved Plan of Arrangement under the BCBCA pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order.

Background to the Arrangement

The execution of the Arrangement Agreement was the result of arm’s length negotiations among representatives of Eldorado and Foran and their respective legal and financial advisors, as more fully described herein.

The following is a summary of the principal events leading up to the execution of the Arrangement Agreement and public announcement of the Arrangement.

As part of its responsibility to oversee the management of Eldorado’s business and affairs, the Eldorado Board regularly reviews and considers Eldorado’s strategic plans, including its long-term goals and the strategic objectives, and the opportunities for and risks of Eldorado’s business. The Eldorado Board regularly receives presentations and updates from management of Eldorado and, as appropriate, from external advisors, on potential opportunities for acquisitions and dispositions, joint ventures, and investments in other companies, including, from time to time, the consideration of potential corporate transactions with third parties. Accordingly, the Eldorado Board has in place a standing special committee consisting solely of independent directors to consider potential corporate transactions with such third parties, together other available alternatives.

The Foran Board and management of Foran also regularly reviews its overall corporate strategy and long-term strategic plan with the view of enhancing shareholder value, including assessing the relative merits of continuing as a standalone company with a single material asset, strategic financings, potential acquisitions and various other combination opportunities.

In recent years, Eldorado has pursued sales of certain non-material assets, including its interests in Romania. In August 2024, following a targeted outreach process, Eldorado received a proposal to acquire Eldorado’s Romanian assets from Varvara Development Group Ltd. (formerly, O Rei Resources Corp.), a company of which Dan Myerson, the Chief Executive Officer of Foran, is a Director and Executive Chairman. In October 2024, Eldorado entered into an agreement to sell all of its interest in certain Romanian assets to Varvara Development Group Ltd., which sale was subsequently completed in October 2025.

Through the remainder of 2024 and through the first half of 2025, Eldorado continued to focus on the development of its Skouries Project. During 2024 and the first half of 2025, in conjunction with the finalization of the sale of Eldorado’s Romanian assets, members of Eldorado’s corporate development team had regular contact with Mr. Myerson, and Eldorado’s corporate development team began to follow the development of Foran’s McIlvenna Bay Project more closely.

Over the course of 2024 and 2025, Foran started to actively explore a corporate-level transaction with various counterparties with the assistance of its legal advisors, McCarthy Tetrault LLP (“McCarthy”), and various financial advisors, canvassing the market and entering into non-disclosure agreements with several counterparties to allow them to further review Foran and the McIlvenna Bay Project. Regular updates were provided to the Foran Board with respect to such enquiries. Following a reasonable period of examination by counterparties who entered into non-disclosure agreements, during which time, proposals or letters of interest regarding the acquisition of Foran were requested, but none were received, Foran entered into exclusivity with Eldorado.

On July 15, 2025, George Burns, Chief Executive Officer of Eldorado, Mr. Myerson and Graham Morrison, VP, Corporate Development of Eldorado, met in Vancouver and discussed a potential transaction involving Eldorado and Foran. Both companies expressed interest in exploring such a transaction and indicated they would remain in contact with each other.

On July 31, 2025, the Eldorado Board received an update on corporate development activities, which included consideration of a potential transaction with Foran. Management of Eldorado advised the Eldorado Board that Eldorado expected to sign a confidentiality agreement with Foran and that, in order to manage internal resources, including in light of those required in connection with the development of the Skouries Project, management of Eldorado intended to undertake a phased due diligence review.

Eldorado and Foran entered into a mutual confidentiality agreement on August 12, 2025, and Foran then granted Eldorado access to a virtual data room containing technical and financial materials.

Following the conclusion of Eldorado’s initial phase of due diligence on Foran, Eldorado management provided an update to the Eldorado Board and its Technical Committee in late October 2025 and proposed that Eldorado proceed to a second, more detailed phase of due diligence, which would include the engagement of legal, tax and financial advisors and additional technical work, including a potential site visit to the McIlvenna Bay Project. Following the Eldorado Board meeting in late October 2025, Eldorado engaged Blake, Cassels & Graydon LLP (“Blakes”) as external legal counsel to Eldorado and BMO Capital Markets as financial advisor to Eldorado in connection with the potential transaction.

On November 25, 2025, Mr. Burns, Christian Milau, the newly appointed President of Eldorado, and Kyle Russell, Senior Director, Corporate Development & Global Tax of Eldorado, met with Mr. Myerson in London, England. The meeting included further discussion about a potential transaction between Eldorado and Foran and the continuing due diligence exercise being conducted by Eldorado. Mr. Myerson also requested that Eldorado provide a preliminary valuation framework. Following this meeting, Mr. Burns and Mr. Myerson agreed that reciprocal site visits would be coordinated in December 2025 and January 2026. Foran management provided periodic updates to the Foran Board on the status of the discussions with Eldorado throughout December 2025.

The technical due diligence process continued through December 2025, including site visits by senior Eldorado personnel to the McIlvenna Bay Project on December 15, 2025 and December 16, 2025 and periodic reports were provided to the Eldorado Board. As the due diligence exercise progressed, senior management of Eldorado determined that it would be appropriate to request that Foran enter into exclusive negotiations with Eldorado in connection with the potential acquisition of Foran by Eldorado. On January 2, 2026, Eldorado submitted a non-binding proposal with a request for an exclusivity period to run until February 19, 2026.

Upon receipt of the non-binding proposal from Eldorado, at a meeting of the Foran Board held on January 4, 2026, the Foran Board established a special committee of independent directors to oversee the discussions with Eldorado in respect of the proposed acquisition. The members of the Foran Special Committee were confirmed as Marie Inkster (Chair), Maurice Tagami and Wayne Wouters. At a meeting on the same date, the Foran Special Committee received advice from McCarthy and Morgan Stanley, as legal and financial advisors, and following receipt of such advice, resolved to respond to the non-binding proposal from Eldorado, proposing a shorter exclusivity period, among other changes.

On January 5, 2026, Eldorado and Foran entered into a non-binding letter of intent that, among other things, provided for a period of exclusivity until February 5, 2026. The non-binding letter of intent included a valuation framework, including an indicative premium range, subject to completion of due diligence and further negotiation.

Following the execution of the non-binding letter of intent, Foran commenced its due diligence process on Eldorado and its assets and Eldorado continued its due diligence, through its technical, financial, tax and legal advisors. Foran engaged technical, financial, tax and legal advisors to complete such diligence under the supervision of the Foran Special Committee. Foran also took steps to formally engage Morgan Stanley, NBF and Mills Dunlop Capital Partners as its financial advisors in respect of the potential transaction.

Throughout January 2026, the Foran Special Committee held five formal meetings with its financial, technical and legal advisors to receive updates and provide guidance on the work being conducted to evaluate the potential transaction, including the due diligence completed, the status of the negotiations between the parties and to propose recommendations on next steps.

On January 13, 2026, Mr. Morrison and Mr. Myerson met in London, England and exchanged views on the potential transaction, including anticipated timelines, the status of outstanding due diligence matters, potential transaction structures and preliminary indicative economic terms. Following the meeting, on January 14, 2026, Foran and its advisors completed a site visit to the Skouries Project as Foran continued to conduct its reciprocal due diligence on Eldorado and its assets.

At a meeting held on January 16, 2026, the Eldorado Board approved an updated mandate of the Eldorado Special Committee to, among other things, examine and review the structure and terms of a potential transaction with Foran. The members of the Eldorado Special Committee were confirmed as Teresa Conway (Chair), Sally Eyre, Stephen Walker, Judith Mosely and Carissa Browning. On the same date, Fasken Martineau Dumoulin LLP (“Fasken”) was formally engaged as counsel to the Eldorado Special Committee. Pursuant to an engagement letter dated January 19, 2026, the Eldorado Special Committee engaged RBC Capital Markets to act as independent financial advisor to the Eldorado Special Committee and assist in its review of the potential transaction.

On January 20, 2026, Blakes circulated initial drafts of the definitive documents relating to the Arrangement to legal counsel to Foran, McCarthy. During the following two weeks, the parties, along with their respective legal advisors, continued to negotiate and exchange drafts of the definitive documents.

On January 21, 2026, Foran’s technical advisors completed a site visit to Eldorado’s Lamaque Project.

From January 16, 2026 to February 1, 2026, the Eldorado Special Committee held five formal meetings, with certain members of management and the Eldorado Board, RBC Capital Markets and Fasken in attendance, to receive updates on due diligence, transaction terms and the status of negotiations as well as presentations from RBC. At a meeting held on January 23, 2026, the Eldorado Special Committee, with management of Eldorado, RBC Capital Markets and Fasken present, received an update from management of Eldorado on transaction progress and timing and received a presentation from RBC Capital Markets. Fasken also provided an update on progress of the definitive agreements relating to the Arrangement. RBC Capital Markets later met with Eldorado management and BMO Capital Markets to review Eldorado’s analysis regarding Foran, Eldorado and the combined company.

On January 26, 2026, following the completion of Eldorado’s due diligence, the results of which were consistent with Eldorado’s expectations, and as the expiry of the exclusivity period granted by Foran approached, the parties indicated their willingness to proceed toward a mutually acceptable share exchange ratio at approximately prevailing market prices, reflecting a no premium transaction, subject to agreement on other transaction terms. Discussions on transaction terms, including the share exchange ratio and certain terms of the Arrangement Agreement, continued over the course of the week of January 26, 2026.

On January 28, 2026, the Foran Special Committee took steps to engage Stifel to act as an independent financial advisor to, among other things, provide a fixed fee fairness opinion to the Foran Special Committee and to assist in its review of the potential transaction.

On January 29, 2026, each of the Foran Board and the Eldorado Board met with members of management of Eldorado and financial and legal advisors present to receive updates on the negotiations, including potential exchange ratios and the results of the due diligence as well as an overview of the key terms of the transaction documents.

On January 31, 2026 and February 1, 2026, members of Eldorado’s executive and deal teams met in Toronto with a view to concluding negotiations between Eldorado and Foran. Mr. Burns and Mr. Myerson met in person on January 31, 2026 to discuss the share exchange ratio and certain terms of the Arrangement Agreement and concluded on an exchange ratio of 0.1128 of an Eldorado Share and $0.01 in cash for each Foran Common Share, subject to negotiation of other various deal terms. Representatives of Eldorado and Foran and their respective advisors continued to negotiate various deal terms throughout the weekend. Around this time, Foran and Eldorado inquired with certain parties as to their willingness to sign voting and support agreements. Ultimately, each director and executive officer of Foran entered into a Foran Support Agreement and each director and executive officer of Eldorado entered into an Eldorado Support Agreement.

On the morning of February 1, 2026, the Foran Special Committee and the Foran Board met to receive an oral fairness opinion from each of Morgan Stanley, NBF and Stifel, each of which were subsequently confirmed by delivery of the Morgan Stanley Fairness Opinion, the NBF Fairness Opinion and the Stifel Fairness Opinion. Each such opinion confirmed that as of February 1, 2026, and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders. Following further discussion on the merits of the Arrangement and receipt of financial and legal advice, the Foran Special Committee unanimously resolved to recommend that the Foran Board approve the Arrangement and recommend that Foran Shareholders vote in favour of the Arrangement Resolution. The Foran Board subsequently met and received the recommendation of the Foran Special Committee and considered the Morgan Stanley Fairness Opinion, the NBF Fairness Opinion and the Stifel Fairness Opinion as well as the advice of its financial and legal advisors and management. After careful consideration, the Foran Board unanimously determined that it was advisable and in the best interests of Foran and unanimously resolved to approve the Transaction and authorize entering into, execution and delivery of the Arrangement Agreement, and to recommend that Foran Shareholders vote in favour of the Arrangement Resolution.

Also on the morning of February 1, 2026, each of the Eldorado Special Committee, with other members of the Eldorado Board and Fasken attending, and the Eldorado Board, with Blakes attending, held meetings to review the terms of the Arrangement and the near final draft of the Arrangement Agreement. The Eldorado Special Committee met again later that day, with the other members of the Eldorado Board attending, to consider the final terms of the Transaction and the final Arrangement Agreement. Following an update from Eldorado management, Fasken and RBC Capital Markets, RBC Capital Markets provided its oral fairness opinion, which was subsequently confirmed by delivery of the written RBC Fairness Opinion, that as of February 1, 2026, and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be paid by Eldorado pursuant to the Arrangement is fair from a financial point of view to Eldorado. Following further discussions, the Eldorado Special Committee unanimously resolved to recommend that the Eldorado Board determine that the Consideration payable pursuant to the Arrangement is fair, from a financial point of view, to Eldorado, and that the Arrangement and entering into the Arrangement Agreement are in the best interests of Eldorado, and unanimously resolved to recommend that the Eldorado Board approve the Arrangement Agreement and the Plan of Arrangement, authorize Eldorado to enter into the Arrangement Agreement, and recommend that Eldorado Shareholders vote in favour of the Eldorado Share Issuance Resolution.

Following the Eldorado Special Committee meeting, the Eldorado Board met again to receive a final update from management of Eldorado and advice from its advisors. At this meeting, the Eldorado Board received an update from Blakes on the proposed final transaction terms and a presentation from BMO Capital Markets, and BMO Capital Markets provided its oral fairness opinion, which was subsequently confirmed by delivery of the written BMO Capital Markets Fairness Opinion, that as of February 1, 2026, and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be paid by Eldorado pursuant to the Arrangement is fair from a financial point of view to Eldorado. The Eldorado Board, after careful consideration, and receipt of financial and legal advice unanimously determined that it was advisable and in the best interests of Eldorado to approve the Arrangement and authorize entering into, execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder, together with certain related matters, and recommend that Eldorado Shareholders vote in favour of the Eldorado Share Issuance Resolution.

In the evening of February 1, 2026, Mr. Myerson and James Steels, Chief Financial Officer of Foran, met with Mr. Burns and other representatives of Eldorado and informed them of the receipt following the meeting of the Foran Board earlier in the day, of a conditional non-binding expression of interest from a third party, with respect to a possible acquisition of Foran. Mr. Myerson confirmed that the Foran Board together with the Foran Special Committee, had authorized Foran to pursue the Arrangement notwithstanding the expression of interest, as the expression of interest did not constitute and was not expected to constitute a proposal which was superior in the circumstances. No communication from the third party in relation to the expression of interest has been received by Foran since the execution and announcement of the Arrangement Agreement.

Following discussions with Eldorado’s management team, financial and legal advisors and the Chair of the Eldorado Board, Mr. Burns confirmed to Mr. Myerson that Eldorado wished to proceed with the execution of the Arrangement Agreement subject to the finalization of the quantum of the Foran Termination Fee and the Eldorado Termination Fee and other outstanding points.

Through the evening of February 1, 2026, management of Foran and Eldorado, along with their respective financial and legal advisors and in coordination with the Chair of the Foran Special Committee and the Chair of the Eldorado Board, respectively, worked to finalize the terms of the Arrangement Agreement, the Plan of Arrangement, and the documents related thereto, following which the Arrangement Agreement, the Eldorado Support Agreements and the Foran Support Agreements were executed and delivered. A joint press release announcing the Arrangement was issued by Eldorado and Foran early in the morning of February 2, 2026.

Securityholder Approval

Eldorado Shareholder Approval

At the Eldorado Meeting, pursuant to the requirements of the TSX and the NYSE, Eldorado Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation the Eldorado Share Issuance Resolution authorizing the issuance of the Consideration Shares issued or issuable in connection with the Arrangement, the full text of which is set out in Appendix A. The Eldorado Share Issuance Resolution is required pursuant to section 611(c) of the TSX Company Manual, as the number of Eldorado Shares to be issued to Foran Shareholders pursuant to the Arrangement exceeds 25% of the number of Eldorado Shares issued and outstanding. In order to become effective, the Eldorado Share Issuance Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the Eldorado Share Issuance Resolution by Eldorado Shareholders present in person or represented by proxy at the Eldorado Meeting.

The Eldorado Share Issuance Resolution approves the issuance of: (i) up to 64,156,783 Eldorado Shares to Foran Securityholders pursuant to the Plan of Arrangement, and (ii) up to 1,501,454 Eldorado Shares that may be issued pursuant to the exercise of Replacement Options issued under the Plan of Arrangement. In aggregate, the Eldorado Share Issuance Resolution approves the issuance of up to 65,658,237 Eldorado Shares, which represent approximately 33% of the number of Eldorado Shares issued and outstanding as of the Eldorado Record Date. The Arrangement is not expected to materially affect control of Eldorado.

The TSX will generally not require further securityholder approval for the issuance of up to an additional 16,414,559 Eldorado Shares, such number being 25% of the securities approved by the securityholders for the transaction.

It is the intention of the persons named in the instrument of proxy enclosed with the Eldorado Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the Eldorado Share Issuance Resolution.

Foran Securityholder Approval

At the Foran Meeting, Foran Securityholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast at the Foran Meeting in person or by proxy by the Foran Shareholders; (ii) at least two-thirds of the votes cast at the Foran Meeting in person or by proxy by Foran Securityholders, voting together as a single class; (iii) a simple majority of the votes cast by holders of Foran Common Shares, voting as a separate class, present in person or represented by proxy at the Foran Meeting, excluding votes attached to Foran Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101; and (iv) a simple majority of the votes cast by holders of Foran Non-Voting Shares, present in person or represented by proxy at the Foran Meeting, voting as a separate class and excluding votes attached to the Foran Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101 (collectively, the “Foran Securityholder Approval”).

It is the intention of the persons named in the instrument of proxy enclosed with the Foran Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the Arrangement Resolution.

BMO Capital Markets Fairness Opinion

BMO Capital Markets was retained by Eldorado as its exclusive financial advisor with respect to a possible acquisition transaction involving Foran. The engagement includes providing Eldorado with financial advisory and investment banking services related thereto, including providing an opinion as to the fairness, from a financial point of view, of the Consideration to be paid by Eldorado pursuant to the Arrangement.

On February 1, 2026, BMO Capital Markets orally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, based upon the scope of review and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be paid by Eldorado pursuant to the Arrangement is fair, from a financial point of view, to Eldorado. The full text of the BMO Capital Markets Fairness Opinion, setting out the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the BMO Capital Markets Fairness Opinion, is attached as Appendix F to this Circular. The summary of the BMO Capital Markets Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the BMO Capital Markets Fairness Opinion.

Pursuant to its engagement letter with BMO, Eldorado has agreed to pay BMO Capital Markets fees for its services as financial advisor, including a fixed fee for the BMO Capital Markets Fairness Opinion (which is not contingent on the substance of or conclusions reached in the BMO Capital Markets Fairness Opinion or the completion of the Arrangement) and fees that are contingent on completion of the Arrangement. Eldorado has also agreed to reimburse BMO Capital Markets for its reasonable expenses incurred in connection with its services and to indemnify BMO Capital Markets against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the BMO Capital Markets Fairness Opinion.

The BMO Capital Markets Fairness Opinion is not a recommendation to any Eldorado Shareholder as to how to vote or act on any matter relating to the Arrangement. The BMO Capital Markets Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Eldorado or in which Eldorado might engage or as to the underlying business decision of Eldorado to proceeds with or effect the Arrangement. The BMO Capital Markets Fairness Opinion is only one factor that was taken into consideration by the Eldorado Board in making its determination to recommend that the Eldorado Shareholders vote in favour of the Eldorado Share Issuance Resolution. See “The Arrangement – Reasons for the Arrangement – Additional Eldorado Reasons”.

The Eldorado Board urges Eldorado Shareholders to review the BMO Capital Markets Fairness Opinion carefully and in its entirety.

See Appendix F of this Circular.

RBC Fairness Opinion

RBC Capital Markets was retained by the Eldorado Special Committee to provide the Eldorado Special Committee with financial analysis and advice in respect of the Arrangement and, if requested by the Eldorado Special Committee, to deliver an opinion as to the fairness, from a financial point of view, of the Consideration to be paid by Eldorado pursuant to the Arrangement.

On February 1, 2026, RBC Capital Markets verbally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, the Consideration to be paid by Eldorado pursuant to the Arrangement is fair, from a financial point of view, to Eldorado. The full text of the RBC Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the RBC Fairness Opinion, is attached as Appendix G to this Circular. The summary of the RBC Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the RBC Fairness Opinion.

Under the engagement letter with RBC Capital Markets, Eldorado agreed to pay a fixed opinion fee for the RBC Fairness Opinion, plus applicable taxes and reasonable expenses incurred by RBC Capital Markets for its services related to providing the RBC Fairness Opinion, which are not contingent on the substance of the RBC Fairness Opinion or the completion of the Arrangement. Eldorado has also agreed to indemnify RBC Capital Markets against certain liabilities in connection with its engagement.

The RBC Fairness Opinion is not a recommendation to any Eldorado Shareholders as to how to vote or act on any matter relating to the Arrangement. The RBC Fairness Opinion is only one factor that was taken into consideration by the Eldorado Special Committee in making its determination to recommend that the Eldorado Board recommend that Eldorado Shareholders vote in favour of the Arrangement Resolution. “The Arrangement – Reasons for the Arrangement – Additional Eldorado Reasons”.

The Eldorado Board urges Eldorado Shareholders to review the RBC Fairness Opinion carefully and in its entirety.

See Appendix G of this Circular.

Eldorado Special Committee

The Eldorado Special Committee was formed to, among other things, examine and review the merits of the proposed transaction between Eldorado and Foran and consider other available strategic alternatives in conjunction with management and Eldorado’s professional advisors and make recommendations to the Eldorado Board with respect to any such proposed transactions.

After careful consideration, including thorough review of the Arrangement Agreement and the RBC Fairness Opinion, and after receiving the advice of its legal and financial advisors, the Eldorado Special Committee unanimously determined that the Arrangement is in the best interests of Eldorado and unanimously recommended that the Eldorado Board recommend Eldorado Shareholders vote in favour of the Eldorado Share Issuance Resolution.

Eldorado Board Recommendation

After careful consideration, including a thorough review of the Arrangement Agreement, the BMO Capital Markets Fairness Opinion and the RBC Fairness Opinion, as well as a thorough review of other matters, including those discussed in this Circular, and after receiving advice from its legal and financial advisors, the Eldorado Board has unanimously determined that the Arrangement is in the best interests of Eldorado and has approved the transaction contemplated by the Arrangement Agreement. Accordingly, the Eldorado Board has unanimously approved the Arrangement and unanimously recommends that the Eldorado Shareholders vote FOR the Eldorado Share Issuance Resolution.

Morgan Stanley Fairness Opinion

Morgan Stanley was retained by Foran as its financial advisor in connection with the proposed sale of all of the equity or assets of Foran. The engagement includes providing Foran with financial advisory and investment banking services related thereto, including providing an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Foran Shareholders pursuant to the Arrangement.

On February 1, 2026, Morgan Stanley verbally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders. The full text of the Morgan Stanley Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Morgan Stanley Fairness Opinion, is attached as Appendix H to this Circular. The summary of the Morgan Stanley Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Morgan Stanley Fairness Opinion.

Under the engagement letter with Morgan Stanley, Foran agreed to pay Morgan Stanley fees for its services, all of which are contingent upon the completion of the Arrangement. Foran has also agreed to reimburse Morgan Stanley for its reasonable expenses incurred in connection with its services and to indemnify Morgan Stanley against certain liabilities in connection with its engagement.

The Morgan Stanley Fairness Opinion is not a recommendation to any Foran Securityholder as to how to vote or act on any matter relating to the Arrangement. The Morgan Stanley Fairness Opinion is only one factor that was taken into consideration by the Foran Board in making its determination to recommend that the Foran Securityholders vote in favour of the Arrangement Resolution. “The Arrangement – Reasons for the Arrangement – Additional Foran Reasons”.

The Foran Board urges Foran Securityholders to review the Morgan Stanley Fairness Opinion carefully and in its entirety.

See Appendix H of this Circular.

NBF Fairness Opinion

NBF was retained by Foran as its financial advisor in connection with the proposed sale of all of the equity or assets of Foran. The engagement includes providing Foran with financial advisory and investment banking services related thereto, including providing an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Foran Shareholders pursuant to the Arrangement.

On February 1, 2026, NBF verbally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders. The full text of the NBF Fairness Opinion, setting out the assumptions made, information reviewed, matters considered and limitations and qualifications on the review undertaken in connection with the NBF Fairness Opinion, is attached as Appendix I to this Circular. The summary of the NBF Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the NBF Fairness Opinion.

Under the engagement letter with NBF, Foran agreed to pay NBF fees for its services as financial advisor, including providing the NBF Fairness Opinion, all of which are contingent upon the completion of the Arrangement or an alternative transaction. Foran has also agreed to reimburse NBF for its reasonable expenses incurred in connection with its services and to indemnify NBF against certain liabilities in connection with its engagement.

The NBF Fairness Opinion is not a recommendation to any Foran Securityholder as to how to vote or act on any matter relating to the Arrangement. The NBF Fairness Opinion is only one factor that was taken into consideration by the Foran Board in making its determination to recommend that the Foran Securityholders vote in favour of the Arrangement Resolution. “The Arrangement – Reasons for the Arrangement – Additional Foran Reasons”.

The Foran Board urges Foran Securityholders to review the NBF Fairness Opinion carefully and in its entirety.

See Appendix I of this Circular.

Stifel Fairness Opinion

Stifel was retained by the Foran Special Committee to provide an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Foran Shareholders pursuant to the Arrangement.

On February 1, 2026, Stifel verbally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view to the Foran Shareholders. The full text of the Stifel Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Stifel Fairness Opinion, is attached as Appendix J to this Circular. The summary of the Stifel Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Stifel Fairness Opinion.

Under the engagement letter with Stifel, Foran agreed to pay a fixed opinion fee for the Stifel Fairness Opinion, plus applicable taxes and reasonable expenses incurred by Stifel for its services related to providing the Stifel Fairness Opinion, which are not contingent on the substance of the Stifel Fairness Opinion or the completion of the Arrangement. Foran has also agreed to indemnify Stifel against certain liabilities in connection with its engagement.

The Stifel Fairness Opinion is not a recommendation to any Foran Securityholders as to how to vote or act on any matter relating to the Arrangement. The Stifel Fairness Opinion is only one factor that was taken into consideration by the Foran Special Committee in making its determination to recommend that the Foran Board recommend Foran Securityholders vote in favour of the Arrangement Resolution. “The Arrangement – Reasons for the Arrangement – Additional Foran Reasons”.

The Foran Board urges Foran Securityholders to review the Stifel Fairness Opinion carefully and in its entirety.

See Appendix J of this Circular.

Foran Special Committee

The Foran Special Committee was formed to, among other things, examine and review the merits of the proposed transaction between Eldorado and Foran and consider other available strategic alternatives in conjunction with management and Foran’s professional advisors and make recommendations to the Foran Board with respect to any such proposed transactions.

After careful consideration, including a thorough review of the Arrangement Agreement and the Stifel Fairness Opinion, and after receiving the advice of its legal and financial advisors, the Foran Special Committee unanimously determined that the Consideration to be received by the Foran Shareholders is fair, from a financial point of view, to the Foran Shareholders and unanimously recommended that the Foran Board recommend Foran Securityholders to vote in favour of the Arrangement Resolution.

Foran Board Recommendation

After careful consideration, including a thorough review of the Arrangement Agreement, the Morgan Stanley Fairness Opinion, the NBF Fairness Opinion and the Stifel Fairness Opinion, as well as a thorough review of other matters, including those discussed in this Circular, and after receiving advice from its legal and financial advisors and considering the unanimous recommendation of the Foran Special Committee, the Foran Board has unanimously determined that the Arrangement is in the best interests of Foran, that the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders, and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the Foran Board has unanimously approved the Arrangement and unanimously recommends that the Foran Securityholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

In reaching a conclusion that the Arrangement is in the best interests of Eldorado and Foran, respectively, and in making their recommendations to Eldorado Shareholders and Foran Securityholders, respectively, the Eldorado Board and Foran Board considered and relied upon a number of factors, including:

•	Peer-leading near-term growth. Following the Arrangement, Eldorado is expected to be positioned to deliver a leading growth profile, underpinned by two fully financed development projects, the Skouries Project and the McIlvenna Bay Project, which are advancing towards commercial production expected by Q4 2026 and mid-2026, respectively.

•	Substantial EBITDA & free cash flow. Following the Arrangement, Eldorado is expected to generate approximately $2.1 billion of EBITDA[3] and $1.5 billion in free cash flow[4] in 2027, which robust long-term cash flow is expected to fund growth initiatives, strengthen the balance sheet of Eldorado and support continued shareholder returns through dividend and share buyback programs, while maintaining financial flexibility through commodity cycles.

•	Long-life, diversified asset base. Following the Arrangement, Eldorado’s portfolio is expected to deliver balanced gold-copper exposure (~77% gold, ~4% silver, ~15% copper and ~4% other metals) across attractive mining jurisdictions in Canada, Greece and Türkiye, providing jurisdictional and commodity diversification.

•	Significant exploration upside. Following the Arrangement, Eldorado will continue to accelerate high-value organic growth opportunities, including advancing Foran’s high-grade polymetallic Tesla Zone and other drill ready targets as well as maximizing the exploration potential surrounding Foran’s McIlvenna Bay Project, and Eldorado’s existing operating and development assets.

•	Compelling re-rate opportunity. As a result of increased scale and trading liquidity, near-term growth and enhanced Canadian exposure, the Arrangement is expected to support a positive valuation re-rate opportunity.

3 Calculated as revenue based on public disclosure less cash operating costs based on street consensus analyst estimates as per S&P CapIQ as of February 2, 2026. EBITDA is a non-IFRS financial measure. See “General Proxy Information – Non-IFRS Measures”.

4 Based on street consensus estimates as of February 2, 2026 per FactSet, calculated as operating cash flow less capex. Free cash flow is a non-IFRS financial measure. See “General Proxy Information – Non-IFRS Measures”.

•	Sustainability-focused operation. Eldorado and Foran’s strong alignment across sustainability principles, carbon efficient practices and a shared commitment to responsible mining will enable Eldorado, following the Arrangement, to focus on transparent sustainability performance and continued advancement in greenhouse gas (GHG) emission mitigation.

•	Participation by both Eldorado and Foran shareholders in future growth. The Consideration pursuant to the Arrangement is predominantly share-based to preserve cash resources to fund growth and permit Foran Shareholders to remain fully invested. If the Arrangement is completed, Eldorado Shareholders will hold approximately 75.6% and Former Foran Securityholders will hold approximately 24.4% of the issued and outstanding Eldorado Shares immediately following completion of the Arrangement (on a non-diluted basis), assuming no additional Eldorado Shares are issued by Eldorado, no additional Foran Equity Awards are issued by Foran, no Eldorado Options or Foran Options are exercised and no Dissent Rights are exercised, in each case, following the Eldorado Record Date and the Foran Record Date, as applicable, and prior to the Effective Date. Through ownership of Eldorado Shares, Eldorado and Foran shareholders will continue to participate in the opportunities associated with Eldorado’s and Foran’s assets and properties.

•	Ability to Close. Each of Eldorado and Foran is committed to completing the Arrangement and anticipates that the Parties will be able to complete the Arrangement, which is subject to typical closing conditions for a transaction of this nature, within a reasonable time and in any event prior to the Outside Date.

•	Comprehensive arm’s length negotiations. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of each party’s respective special committee relying on advice from financial advisors and legal counsel.

See Appendix D and Appendix E for further information concerning Eldorado following completion of the Arrangement.

Additional Eldorado Reasons

In addition to the factors listed above, the Eldorado Board and the Eldorado Special Committee relied upon the following factors in making their recommendations:

•	High-Quality Asset Added to the Portfolio. McIlvenna Bay is a fully financed, high-quality asset located in a top-tier jurisdiction, offering near-term production, strong projected cash flow, long-term production visibility and growth potential, meaningful exploration upside, and attractive exposure to critical minerals.

•	Fairness Opinions. Eldorado’s financial advisor, BMO Capital Markets, and the Eldorado Special Committee’s financial advisor, RBC Capital Markets, provided their opinions to the Eldorado Board and the Eldorado Special Committee, respectively, to the effect that, as of February 1, 2026, based upon the scope of review and subject to the assumptions, limitations and qualifications set out in the BMO Capital Markets Fairness Opinion and the RBC Fairness Opinion, the Consideration payable by Eldorado pursuant to the Arrangement is fair, from a financial point of view, to Eldorado. See “The Arrangement – BMO Fairness Opinion” and “The Arrangement – RBC Fairness Opinion”.

•	Majority Approval. The rules and policies of the TSX and NYSE require that the Eldorado Share Issuance Resolution be approved by an affirmative vote of a simple majority of the votes cast on the Eldorado Share Issuance Resolution by Eldorado Shareholders present in person or represented by proxy at the Eldorado Meeting.

•	Ability to Terminate for Eldorado Superior Proposal. The Arrangement Agreement allows Eldorado to terminate the Arrangement Agreement to enter into a written agreement with respect to an Eldorado Superior Proposal upon payment of the Eldorado Termination Fee.

•	Review by Eldorado Special Committee. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of the Eldorado Special Committee relying on financial, legal and other advisors, and in the judgement of the Eldorado Special Committee relying on financial, legal and other advisors and discussions with management and their review of the RBC Fairness Opinion, the Consideration payable by Eldorado pursuant to the Arrangement is fair, from a financial point of view, to Eldorado.

•	Consideration of Alternatives. Eldorado and the Eldorado Board have regularly considered its strategic plans, including potential opportunities for acquisitions and dispositions, joint ventures, and investments in other companies, including, from time to time, the consideration of potential corporate transactions with third parties, and appointed a standing special committee consisting solely of independent directors to consider potential corporate transaction with such third parties and other available alternatives.

•	Other Factors. The Eldorado Board and the Special Committee also considered the Arrangement with reference to the financial condition and results of operations of Eldorado, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Eldorado’s financial position.

The Eldorado Board and the Eldorado Special Committee also considered a number of potential issues regarding, and risks resulting from, the Arrangement, including, among other things:

•	the risks to Eldorado if the Arrangement is not completed, including the costs to Eldorado in resources and management attention in pursuing the Arrangement and the limited restrictions on the conduct of business prior to the completion of the Arrangement;

•	the number of Eldorado Shares issuable in exchange for each Foran Share is fixed and, as a result, the Eldorado Shares issued on the Effective Date may have a market value different than the prevailing market value at the time the Exchange Ratio and the Arrangement Agreement were approved by the Eldorado Board;

•	following the Arrangement, Eldorado may not realize the benefits of the Arrangement currently anticipated due to challenges and costs associated with integrating the operations and personnel of Eldorado and Foran;

•	the Eldorado Termination Fee payable to Foran in specified circumstances, including where Eldorado terminates the Arrangement in connection with an Eldorado Superior Proposal;

•	the Expense Reimbursement Fee payable to Foran in specified circumstances, including where the Arrangement is terminated in connection with a failure to obtain Eldorado Shareholder Approval;

•	the right of Foran to terminate the Arrangement Agreement under certain limited circumstances;

•	the potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, Eldorado Shareholders, Foran Securityholders, or any other third party whose consent is required including, without limitation Required Regulatory Approvals; and

•	the risk of delay of the Required Regulatory Approvals.

The Eldorado Board and the Eldorado Special Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

The foregoing summary of the information and factors considered by the Eldorado Board and the Eldorado Special Committee is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with their evaluation of the Arrangement, the Eldorado Board and the Eldorado Special Committee did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching their respective conclusions and recommendations. The Eldorado Board and the Eldorado Special Committee’s recommendations were made after considering all of the above-noted factors and in light of the Eldorado Board’s and the Eldorado Special Committee’s knowledge of the business, financial condition and prospects of Eldorado, and was also based on the advice of financial and legal advisors to Eldorado, the Eldorado Board and the Eldorado Special Committee. In addition, individual members of the Eldorado Board and the Eldorado Special Committee may have assigned different weights to different factors.

Additional Foran Reasons

In addition to the factors listed above, the Foran Board and the Foran Special Committee also considered and relied upon the following factors in making its recommendations:

•	Consideration of Alternatives. The Foran Special Committee and the Foran Board each carefully considered current industry, economic and market conditions and outlooks, including their expectations of the future prospects of the businesses in which Foran and Eldorado operate, as well as the impact of the Arrangement on affected stakeholders. Following a thorough review of alternative strategic courses of action available to Foran, including exploration of a corporate-level transaction with other counterparties and the status quo, which included advice from respective financial advisors and legal counsel to the Foran Board and Foran Special Committee, the Arrangement was determined to be the preferred strategic alternative available to Foran and the Foran Securityholders.

•	Fairness Opinions. Each of Morgan Stanley and NBF provided their respective opinions to the Foran Board, and Stifel provided their opinion to the Special Committee, each to the effect that, as of February 1, 2026, based upon the scope of review and subject to the assumptions, limitations and qualifications set out in the Morgan Stanley Fairness Opinion, the NBF Fairness Opinion and the Stifel Fairness Opinion, respectively, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders. See “The Arrangement – Morgan Stanley Fairness Opinion”, “The Arrangement – NBF Fairness Opinion” and “The Arrangement – Stifel Fairness Opinion”.

•	Foran Securityholder Approvals. In addition to the approval of the Arrangement by the Court, the Arrangement Resolution must be approved by an affirmative vote of the following classes, in accordance with the provisions of applicable Canadian Securities Laws and minority shareholder protections provided by MI 61-101:

(i)	at least two-thirds of the votes cast at the Foran Meeting in person or by proxy by Foran Shareholders, voting together as a single class;

(ii)	at least two-thirds of the votes cast at the Foran Meeting in person or by proxy by Foran Securityholders, voting together as a single class;

(iii)	a simple majority of the votes cast by holders of Foran Common Shares, present in person or represented by proxy at the Foran Meeting, voting as a separate class and excluding votes attached to the Foran Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of their related parties or joint actors, all in accordance with MI 61-101; and

(iv)	a simple majority of the votes cast by holders of Foran Non-Voting Shares, present in person or represented by proxy at the Foran Meeting, voting as a separate class and excluding votes attached to the Foran Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of their related parties or joint actors, all in accordance with MI 61-101.

•	Dissent Rights. Registered Foran Shareholders have Dissent Rights with respect to the Arrangement Resolution and, if the Arrangement becomes effective, have the right to be paid the fair value of their Dissenting Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court. See “Securities Law Considerations – Dissent Rights Under the Arrangement”.

•	Continued Ownership. The Arrangement provides Foran Securityholders the opportunity for continued ownership in the combined business following completion of the Arrangement and ability to participate in future upside through ownership in Eldorado.

•	Ability to Terminate for Foran Superior Proposal. The Arrangement Agreement allows Foran to terminate the Arrangement Agreement to enter into a written agreement with respect to a Foran Superior Proposal upon payment of the Foran Termination Fee.

•	Definitive Agreement Terms and Conditions. The Arrangement Agreement was the result of a comprehensive negotiation process with Eldorado and includes terms and conditions that are reasonable in the judgment of the Foran Board and the Foran Special Committee.

•	Review by Foran Special Committee. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of the Foran Special Committee relying on financial, legal and other advisors, and in the judgement of the Foran Special Committee relying on financial, legal and other advisors and discussions with management and their review of the Morgan Stanley Fairness Opinion, the NBF Fairness Opinion and the Stifel Fairness Opinion, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders.

•	Other Factors. The Foran Board also considered the Arrangement with reference to the financial condition and results of operations of Foran, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Foran’s financial position.

The Foran Board and the Foran Special Committee also considered a number of potential issues regarding, and risks resulting from, the Arrangement, including, among other things:

•	the risks to Foran if the Arrangement is not completed, including the costs to Foran in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement;

•	the number of Eldorado Shares issuable in exchange for each Foran Share is fixed and, as a result, the Eldorado Shares issued on the Effective Date may have a market value different than the prevailing market value at the time the Exchange Ratio and the Arrangement Agreement were approved by the Eldorado Board;

•	following the Arrangement, Eldorado may not realize the benefits of the Arrangement currently anticipated due to challenges and costs associated with integrating the operations and personnel of Eldorado and Foran;

•	the Foran Termination Fee payable to Eldorado in specified circumstances, including where Foran terminates the Arrangement in connection with a Foran Superior Proposal;

•	the potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, Eldorado Shareholders, Foran Securityholders, or any other third party whose consent is required including, without limitation, the Required Regulatory Approvals; and

•	the risk of delay of the Required Regulatory Approvals.

The Foran Board and the Foran Special Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

The foregoing summary of the information and factors considered by the Foran Board and the Foran Special Committee is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with their evaluation of the Arrangement, the Foran Board and the Foran Special Committee did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching their respective conclusions and recommendations. The Foran Board and the Foran Special Committee’s recommendations were made after considering all of the above-noted factors and in light of the Foran Board and the Foran Special Committee’s knowledge of the business, financial condition and prospects of Foran, and was also based on the advice of financial and legal advisors to Foran, the Foran Board and the Foran Special Committee. In addition, individual members of the Foran Board and the Foran Special Committee may have assigned different weights to different factors.

Voting Support Agreements

Eldorado has entered into Foran Support Agreements with each of the directors and officers of Foran, pursuant to which the Foran Supporting Securityholders have agreed, among other things and subject to the terms and conditions of the Foran Support Agreements, to vote their Foran Securities in favour of the Arrangement Resolution to approve the Arrangement. As of the Foran Record Date, the Foran Supporting Securityholders collectively beneficially own or exercise control or direction over 19,410,423 Foran Common Shares, 587,500 Foran RSUs, 2,216,375 Foran DSUs, and 7,984,750 Foran Options. The Foran Supporting Securityholders hold Foran Common Shares representing in the aggregate approximately 3.6% of the issued and outstanding Foran Common Shares on a non-diluted basis and Foran Securities representing in the aggregate, approximately 5.2% of the issued and outstanding Foran Securities.

Foran has entered into Eldorado Support Agreements with each of the directors and officers of Eldorado, pursuant to which the Eldorado Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Eldorado Support Agreements, to vote their Eldorado Shares in favour of the Eldorado Share Issuance Resolution to approve the issuance of Eldorado Shares in connection with the Arrangement. As of the Eldorado Record Date, the Eldorado Supporting Shareholders collectively beneficially own or exercise control or direction over 702,088 Eldorado Shares, representing approximately 0.4% of the outstanding Eldorado Shares.

Their respective obligations under the Eldorado Support Agreements and the Foran Support Agreements may be terminated at any time upon the written agreement of either Eldorado or Foran, as the case may be, and the Eldorado Supporting Shareholders and Foran Supporting Securityholders, and will be terminated if the Arrangement Agreement is terminated in accordance with its terms.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix C of this Circular.

The purpose of the Arrangement is to effect the acquisition of all of the issued and outstanding Foran Shares by Eldorado. Pursuant to the Arrangement Agreement, Eldorado and Foran have agreed to complete the Arrangement pursuant to which, among other things, Eldorado will acquire all the issued and outstanding Foran Common Shares, including the Foran Common Shares issued upon conversion of the Foran Non-Voting Shares and exchange of the Foran RSUs and Foran DSUs in accordance with the Plan of Arrangement. Upon completion of the Arrangement, Foran will be a wholly owned Subsidiary of Eldorado.

If approved, the Arrangement will become effective at the Effective Time, which is expected to be 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to be in the second quarter of 2026.

At the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case, unless stated otherwise, effective as at one minute intervals starting at the Effective Time, without any further authorization, act or formality of or by Foran, Eldorado or any other person:

1.	Notwithstanding the Foran LTIP or any agreements or other arrangements relating to Foran Options, each Foran Option outstanding, immediately before the time that is immediately before the Effective Time, whether vested or unvested, shall, without any further act or formality on behalf of a holder of Foran Options, be deemed unconditionally vested and exercisable at that time. Each Exercising Foran Optionholder will, immediately before the Effective Time, exercise all or a portion of the Foran Options held by such Exercising Foran Optionholder in accordance with the written notice provided by the Exercising Foran Optionholder to Foran. Each Foran Option (other than Foran Options held by Exercising Foran Optionholders that were validly exercised immediately before the Effective Time) will be deemed to be transferred by the holder thereof to Foran in exchange for a Replacement Option at the Effective Time. The number of Eldorado Shares subject to the Replacement Option shall be equal to (rounded down to the nearest whole number): (i) the Exchange Ratio multiplied by (ii) the number of Foran Common Shares subject to such Foran Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Eldorado Share equal to the exercise price per Foran Share of such Foran Option immediately prior to the Effective Time, divided by the Exchange Ratio and rounded up to the nearest whole cent. The Foran Option shall be cancelled immediately after its transfer to Foran. Except as otherwise set out in Section 3.1 of the Plan of Arrangement, each Replacement Option shall be governed by the terms and conditions of the Eldorado Option Plan and any stock option agreement pursuant to which such Foran Option was granted (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule), each as may be amended from time to time, with any adjustment deemed to be made thereto as are necessary to ensure consistency with the provisions of Section 3.1 of the Plan of Arrangement, including that any references in the stock option agreements to the Foran LTIP, Foran or the board of directors of Foran shall be read as references to the Eldorado Option Plan, Eldorado and its board of directors, respectively; provided that, in case of any conflict between the terms of the applicable stock option agreement or agreements and the terms of the Eldorado Option Plan, the Eldorado Option Plan shall prevail. Notwithstanding the foregoing, it is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial or territorial tax legislation) shall apply to such exchange of Foran Options and, if and to the extent determined by Eldorado to be necessary for such provision to apply, the exercise price of a Replacement Option (as otherwise determined) will be increased (and will be deemed always to have been increased) such that the amount, if any, by which the aggregate fair market value of the Eldorado Shares subject to the Replacement Option immediately after the exchange exceeds the aggregate exercise price of the Replacement Option (otherwise determined) does not exceed the amount, if any, by which the aggregate fair market value of the Foran Common Shares subject to the Foran Option immediately before the exchange exceeds the aggregate exercise price of the Foran Option.

2.	Notwithstanding the Foran LTIP or any agreements or other arrangements relating to the Foran RSUs, each whole Foran RSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action on the part of any holder thereof, be deemed to be unconditionally vested and transferred by such holder to Foran in exchange for the issuance of one Foran Common Share, subject to applicable Tax withholdings and other source deductions, and each such whole Foran RSU shall immediately be cancelled.

3.	Notwithstanding the Foran LTIP or any agreements or other arrangements relating to the Foran DSUs, each whole Foran DSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action on the part of any holder thereof, be deemed to be unconditionally vested and transferred by such holder to Foran in exchange for the issuance of one Foran Common Share, subject to applicable Tax withholdings and other source deductions, and each such whole Foran DSU shall immediately be cancelled.

4.	Each Dissenting Share held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised (and the right of such Dissenting Shareholder to dissent with respect to such shares has not been terminated or ceased to apply with respect to such shares) shall, without any further act or formality on behalf of such Dissenting Shareholders, be deemed to have been transferred to Eldorado in consideration for a debt claim against Eldorado for the amount determined under Article 4 of the Plan of Arrangement, and

(a)	such Dissenting Shareholders shall cease to be the holders of such Dissenting Shares and to have any rights as holders of such Dissenting Shares other than the right to be paid fair value by Eldorado for such Dissenting Shares as set out in Section 4.1 of the Plan of Arrangement;

(b)	such Dissenting Shareholders’ names shall be removed as the holders of such Dissenting Shares from the registers of the Foran Common Shares and Foran Non-Voting Shares maintained by or on behalf of Foran; and

(c)	Eldorado shall be deemed to be the transferee of such Dissenting Shares free and clear of all Liens, and shall be entered in the register of the Foran Common Shares maintained by or on behalf of Foran as the holders of such Dissenting Shares.

5.	Each outstanding Foran Non-Voting Share (other than Dissenting Shares previously held by any Dissenting Shareholders in respect of which Dissent Rights have been validly exercised and Foran Non-Voting Shares held by Eldorado or any of its affiliates immediately before the Effective Time) will, without further act or formality by or on behalf of the holder of such Foran Non-Voting Shares, be converted into one Foran Common Share, and, upon such conversion:

(a)	the holders of such Foran Non-Voting Shares shall cease to be the holders thereof and to have any rights as holders of such Foran Non-Voting Shares other than the right to receive the Consideration in respect of the Foran Common Shares into which such Foran Non-Voting Shares were converted, all in accordance with the Plan of Arrangement; and

(b)	the names of such former holders of Foran Non-Voting Shares shall be removed from the register of the Foran Non-Voting Shares maintained by or on behalf of Foran and added to the register of the Foran Common Shares maintained by or on behalf of Foran, as holders of such number of Foran Common Shares issued upon such conversion of such Foran Non-Voting Shares.

6.	Each outstanding Foran Common Share (other than Dissenting Shares previously held by any Dissenting Shareholders in respect of which Dissent Rights have been validly exercised and Foran Common Shares held by Eldorado or any of its affiliates immediately before the Effective Time) will, without further act or formality by or on behalf of the holder of such Foran Common Shares, be irrevocably assigned and transferred by the holder thereof to Eldorado (free and clear of all Liens) in exchange for the Consideration subject to Section 3.3 and Article 5 of the Plan of Arrangement, and, upon such exchange:

(a)	the holders of such Foran Common Shares shall cease to be the holders of such Foran Common Shares and to have any rights as holders of such Foran Common Shares other than the right to receive the Consideration from Eldorado in accordance with the Plan of Arrangement;

(b)	such Former Foran Shareholders’ names shall be removed as the holders of such Foran Common Shares from the register of the Foran Common Shares maintained by or on behalf of Foran; and

(c)	Eldorado shall be deemed to be the transferee and the legal and beneficial holder of such Foran Common Shares (free and clear of all Liens) and shall be entered as the registered holder of such Foran Common Shares in the register of the Foran Common Shares maintained by or on behalf of Foran.

In no event shall a Foran Securityholder be entitled to a fractional Consideration Share. Where the aggregate number of Consideration Shares to be issued to a Foran Shareholder as Consideration under or as a result of the Arrangement would result in a fraction of a Consideration Share being issuable, the number of Consideration Shares to be received by such Foran Securityholder shall be rounded down to the nearest whole Consideration Share and no person will be entitled to any compensation in respect of a fractional Consideration Share.

The exchanges, conversions and cancellations provided for in Section 3.1 of the Plan of Arrangement will be deemed to occur at or following the Effective Time, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

The Arrangement will result in the acquisition by Eldorado of all of the issued and outstanding Foran Common Shares (other than Foran Shares held by Eldorado or any of its affiliates immediately prior to the Effective Time), including Foran Common Shares issued upon conversion of the Foran Non-Voting Shares and exchange of the Foran RSUs and Foran DSUs, in accordance with the Plan of Arrangement, for the Consideration, being 0.1128 of an Eldorado Share and $0.01 in cash for each Foran Common Share. Upon completion of the Arrangement, Foran will become a wholly-owned Subsidiary of Eldorado.

See the “Plan of Arrangement” attached as Appendix C for additional information.

Court Approval

The BCBCA requires that the Court approve the Arrangement.

On March 6, 2026, Foran obtained the Interim Order providing for the calling and holding of the Foran Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendix K and Appendix L, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Vancouver time), on April 9, 2026, or as soon thereafter as counsel for Foran may be heard, or at such other date and time the Court may direct, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the Foran Securityholder Approval and the Eldorado Shareholder Approval. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

The Section 3(a)(10) Exemption provides an exemption from the registration requirements of the U.S. Securities Act for securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval after a hearing upon the substantive and procedural fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and have received timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered.

Under the terms of the Interim Order, each Foran Securityholder will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate their intention to appear by filing with the Court and serving Foran at the addresses set out below, on or before 5:00 p.m. (Vancouver time) on April 1, 2026, a Response, including their address for service, together with all materials on which he, she or it intends to rely at the application. The Response and supporting materials must be delivered, within the time specified, to Foran at the following address:

McCarthy Tétrault LLP

745 Thurlow Street, Suite 2400

Vancouver, BC V6E 0C5

Attention: Owais Ahmed

E-mail: oahmed@mccarthy.ca

Subject to the Court ordering otherwise, only those persons who file a Response in compliance with the Interim Order will be provided with notice of the materials to be filed with the Court and the opportunity to make submissions concerning the Final Order. In the event that the hearing is postponed, adjourned or rescheduled, then subject to further order of the Court, only those persons having previously served a Response in compliance with the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Petition which includes the relief sought in the Final Order and the Final Order are attached as Appendix M to this Circular.

Foran Securityholders who wish to participate in or be represented at the Court hearing for the Final Order should seek independent legal advice concerning the necessary requirements.

The Final Order, if granted, will be relied upon as a basis for the Section 3(a)(10) Exemption with respect to the Consideration Shares to be issued to Foran Securityholders in exchange for their Foran Shares and the Replacement Options to be issued to Foran Optionholders in exchange for their Foran Options, in each case, pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court has been or will be informed of this effect of the Final Order.

Regulatory Matters

It is a condition to the completion of the Arrangement that each of the TSX and NYSE will have conditionally approved the listing of the Consideration Shares.

It is a condition to the completion of the Arrangement that each of the Required Regulatory Approvals will have been received by the Parties, including Competition Act Approval.

Competition Act Approval

Part IX of the Competition Act requires that each party to a prescribed class of transaction that exceeds the thresholds set out in sections 109 and 110 of the Competition Act (a “Notifiable Transaction”) provide the Commissioner with the information prescribed pursuant to Part IX (“Notifications”). Subject to certain exemptions, a Notifiable Transaction may not be completed until the parties to the transaction have filed Notifications and the applicable waiting period under Section 123 of the Competition Act has expired or has been terminated by the Commissioner, or the Commissioner has waived the parties’ obligation to provide Notifications pursuant to paragraph 113(c) of the Competition Act. Where Notifications are made, the waiting period is 30 calendar days after the day on which the parties to the transaction have each submitted their respective Notifications, provided that, before the expiry of this period, the Commissioner has not notified the parties pursuant to subsection 114(2) of the Competition Act that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). If the Commissioner provides the parties with a Supplementary Information Request, the waiting period is extended until 30 calendar days after compliance with such Supplementary Information Request, at which time the parties are entitled to complete the transaction provided that the Commissioner has not applied to the Competition Tribunal (the “Tribunal”) for an interim order prohibiting closing or provided that the Competition Tribunal has not issued such order.

Alternatively, or in addition to filing Notifications, parties to a Notifiable Transaction may apply to the Commissioner for an ARC under subsection 102(1) of the Competition Act or in the alternative a No Action Letter. Transactions for which an ARC has been issued are exempt from the notification requirements of Part IX of the Competition Act.

In connection with a Notifiable Transaction, the Commissioner will issue an ARC where the Commissioner is satisfied that sufficient grounds do not exist for the Commissioner to apply to the Tribunal for an order under section 92 of the Competition Act on the basis that the transaction is likely to prevent or lessen competition substantially. If the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Tribunal under section 92 of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Where the Commissioner declines to issue an ARC, the Commissioner may instead issue a No Action Letter, confirming that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act. If parties have applied for an ARC and have not also filed Notifications, the No Action Letter will typically also include a waiver of the obligation to notify the transaction pursuant to paragraph 113(c) of the Competition Act.

The Commissioner may apply to the Tribunal for a remedial order under Section 92 of the Competition Act at any time before a Notifiable Transaction has been completed or, if completed, for up to one year after it has been substantially completed, if the Commissioner is of the view that the transaction prevents or lessens, or is likely to prevent or lessen competition substantially, provided that, subject to certain exceptions, the Commissioner has not issued an ARC in respect of the transaction.

Pursuant to the Competition Act Approval definition in the Arrangement Agreement, the Arrangement cannot be completed until either: (a) the Commissioner has issued an ARC; or (b) both (i) unless waived in writing by Eldorado at any time in its sole discretion, the Commissioner has issued a No Action Letter and such letter remains in full force and effect; and (ii) the applicable waiting period under section 123(1) of the Competition Act has expired or terminated in accordance with section 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived in accordance with paragraph 113(c) of the Competition Act.

The Arrangement is a Notifiable Transaction for the purposes of Part IX of the Competition Act. On February 12, 2026, Eldorado submitted a request for an ARC or, alternatively, a No Action Letter to the Commissioner and each of Eldorado and Foran submitted a Notification to the Commissioner in respect of the Arrangement. On February 25, 2026, the Commissioner issued an ARC to Eldorado in respect of the Arrangement. Receipt of the ARC constitutes the Competition Act Approval.

Stock Exchange Approvals

The TSX has conditionally approved the listing of the Consideration Shares and the Eldorado Shares issuable upon exercise of the Replacement Options, subject to approval of the Arrangement Resolution and the Eldorado Share Issuance Resolution. Listing is subject to Eldorado fulfilling all of the listing requirements of the TSX. Eldorado has applied to list the Consideration Shares and the Eldorado Shares issuable upon exercise of the Replacement Options on the NYSE, subject to securityholder and shareholder approval of the Arrangement Resolution and the Eldorado Share Issuance Resolution. Listing will be subject to Eldorado fulfilling all of the listing requirements of the NYSE.

Procedure for Exchange of Foran Shares for Eldorado Shares

For each Registered Foran Shareholder, accompanying this Circular is a Letter of Transmittal. Foran has enclosed an envelope with the Foran Meeting Materials in order to assist Foran Shareholders with returning Letters of Transmittal and related documents to Computershare, as depositary under the Arrangement.

Registered Foran Shareholders (other than Dissenting Shareholders) must complete and return the enclosed Letter of Transmittal which, when properly completed and returned together with the certificate(s) and/or DRS Statement(s) representing the Foran Shareholder’s Foran Shares and all other required documents, will enable each Foran Shareholder (other than Dissenting Shareholders and Eldorado or any of its affiliates) to receive 0.1128 of an Eldorado Share and $0.01 in cash for each Foran Common Share. You will not actually receive any Consideration until the Arrangement is completed and you have returned your properly completed documents, including the Letter of Transmittal and any certificate(s) and/or DRS Statement(s) representing your Foran Shares.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. In all cases, issuance of the Consideration for Foran Shares will be made only after timely receipt by Computershare of a duly completed and signed Letter of Transmittal, together with certificate(s) representing such Foran Shares or applicable DRS Statement(s) and such other documents and instruments referred to in the Letter of Transmittal or as Computershare may require from time to time, acting reasonably. Computershare will issue the Consideration a Foran Shareholder (other than Dissenting Shareholders and Eldorado or any of its affiliates) is entitled to receive in accordance with the instructions in the Letter of Transmittal. Eldorado reserves the right, if it so elects in its absolute discretion, to instruct Computershare to waive any irregularity contained in any Letter of Transmittal received by Computershare. As soon as practicable following the later of the Effective Date and the deposit of Foran Shares, including delivery of the Letter of Transmittal, certificate(s) representing such Foran Shares or applicable DRS Statement(s) and all other required documents, if any, Computershare shall forward the Consideration payable to the applicable Foran Shareholder in accordance with the Plan of Arrangement and the instructions in the Letter of Transmittal.

The Letter of Transmittal is for use by Registered Foran Shareholders only. Any Non-Registered Foran Shareholder whose Foran Shares are registered in the name of an Intermediary should contact that nominee for assistance in depositing such Foran Shares and should follow the instructions of such Intermediary in order to deposit such Foran Shares with Computershare.

The method used to deliver a Letter of Transmittal and any accompanying certificate(s) representing Foran Shares or applicable DRS Statement(s) and all other required documents, if any, is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary. It is recommended that the necessary documentation be hand delivered to the Depositary, at its office specified on the back page of the Letter of Transmittal, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. Foran Shareholders whose Foran Shares are registered in the name of an Intermediary should contact their Intermediary for assistance in depositing their Foran Shares.

Foran Equity Award Holders do not need to deliver a Letter of Transmittal or any other certificates or documentation in order to receive the applicable Consideration for such Foran Equity Award held in accordance with the Plan of Arrangement.

Under no circumstances will interest on the Consideration to be issued in connection with the Arrangement accrue or be paid by Eldorado, Foran or Computershare to persons delivering a Letter of Transmittal in connection with the Arrangement, regardless of any delay in making such payment.

No physical certificate(s) for Eldorado Shares will be issued to Foran Shareholders. A DRS Statement will be delivered by the Depositary along with a cheque or other payment method, if required, for any cash comprising the Consideration. Eldorado Shares will be held in the name of the applicable Foran Shareholders and registered electronically in Eldorado’s records.

In the event any certificate which immediately prior to the Effective Time represented any outstanding Foran Shares which were exchanged or transferred pursuant to the Plan of Arrangement has been lost, stolen or destroyed, then the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to Computershare. Upon the making of an affidavit of that fact that such certificate has been lost, stolen or destroyed by the Registered Foran Shareholder of such Foran Shares and the receipt by Computershare of a Letter of Transmittal and any other documents Computershare requires, Computershare will issue in exchange for such lost, stolen or destroyed certificate, the Consideration which such Registered Foran Shareholder is entitled to receive pursuant to the Plan of Arrangement. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the Registered Foran Shareholder to whom the payment is made will, as a condition precedent to the delivery of such Consideration, be required to give a bond satisfactory to Eldorado, Foran and Computershare, as depositary, in such sum as Eldorado, Foran and Computershare may direct or otherwise indemnify Eldorado, Foran and Computershare in a manner satisfactory to Eldorado, Foran and Computershare against any claim that may be made against Eldorado, Foran and Computershare with respect to the certificate alleged to have been lost, stolen or destroyed.

Additional copies of the Letter of Transmittal are available by contacting Computershare, as depositary. The Letter of Transmittal is also available under Foran’s issuer profile on SEDAR+ at www.sedarplus.ca.

If the Arrangement is not completed and the Arrangement Agreement is terminated, the Depositary will return to Foran Shareholders the certificate(s) or DRS Statement(s) enclosed with their Letter of Transmittal in accordance with the instructions provided in the Letter of Transmittal, and Foran Shareholders will not be entitled to receive any Consideration for their Foran Shares.

Cancellation of Rights after Six Years

If any former Registered Foran Shareholder fails to deliver to Computershare on or before the sixth anniversary of the Effective Date the Letter of Transmittal, the certificates representing the Foran Shares held by such Foran Shareholder and any other certificates, documents or instruments required to be delivered to Computershare in order for such Foran Shareholder to receive the Consideration which such former holder is entitled to receive, on the sixth anniversary of the Effective Date: (i) such former holder will be deemed to have donated and forfeited to Eldorado or its successor any Consideration held by Computershare in trust for such former holder to which such former holder is entitled; and (ii) any certificate representing Foran Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Eldorado and will be cancelled. Neither Eldorado nor Foran will be liable to any person in respect of any Consideration (including any Consideration previously held by Computershare in trust for any such former holder) which is forfeited to Eldorado or Foran or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Withholding Rights

Pursuant to the terms of the Plan of Arrangement, Eldorado, Foran and Computershare will be entitled to deduct or withhold, or direct any person to deduct or withhold on their behalf, from any Consideration or amount otherwise payable or deliverable to any Foran Securityholder or any person under the Plan of Arrangement (including without limitation, any payments to Dissenting Shareholders) such amounts as Eldorado, Foran or Computershare may reasonably determine is required to be deducted or withheld with respect to such amount otherwise payable or deliverable under the Tax Act, the U.S. Tax Code, and the rules and regulations promulgated thereunder, or any provision of any other federal, provincial, state, local or foreign tax law. All such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person under the Plan of Arrangement, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by Eldorado, Foran or Computershare, as the case may be. Each of Eldorado, Foran and Computershare, as applicable, are authorized to sell or otherwise dispose of such portion of any Consideration Shares or other security deliverable to such person as is necessary to provide sufficient funds to Eldorado, Foran or Computershare, as the case may be, to enable it to comply with such deduction or withholding requirement, and Eldorado, Foran or Computershare, as applicable, shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate Governmental Authority and shall remit to such person any unapplied balance of the net proceeds of such sale.

Tax Election

An Eligible Holder whose Foran Shares are exchanged for the Consideration pursuant to the Arrangement shall be eligible to make a joint income tax election with Eldorado, pursuant to subsection 85(1) (or, in the case of an Eligible Holder that is a partnership, subsection 85(2)) of the Tax Act (and any corresponding provision of provincial income tax law) with respect to the disposition of such Eligible Holder’s Foran Shares by providing the necessary information in accordance with the procedures set out in the Tax Instruction Letter on or before 120 days after the Effective Date. Eldorado shall, within 60 days of receipt thereof, sign and deliver completed election forms (provided the necessary information is received within 120 days of the Effective Date and in compliance with the provisions of the Tax Act (and applicable provincial income tax law) and the procedures in the Tax Instruction Letter) to the relevant Eligible Holders for filing with the CRA (or applicable provincial tax authority). Other than the foregoing obligation, neither Foran, Eldorado, nor any successor corporation shall be responsible for the proper completion of any election form, nor for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Eldorado or any successor corporation may choose to sign and deliver an election form if the necessary information is received by it more than 120 days following the Effective Date, but will have no obligation to do so. See “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Common Shares Pursuant to the Arrangement — Exchange of Common Shares — Tax Election” for more information. Eligible Holders who wish to file a Tax Election should promptly consult their own tax advisors.

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by each of Eldorado and Foran under their respective SEDAR+ profiles at www.sedarplus.ca and to the Plan of Arrangement, which is attached hereto as Appendix C. The Arrangement Agreement is also available for inspection by Foran Securityholders without charge during statutory business hours at Foran’s registered office located at Suite 904, 409 Granville Street, Vancouver, British Columbia, V6C 1T2, until the Foran Meeting. Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement and the Plan of Arrangement.

Representations and Warranties

The Arrangement Agreement contains certain customary representations and warranties of Foran relating to: (1) organization and corporate capacity; (2) authority relative to the Arrangement Agreement; (3) required approvals; (4) no violation; (5) capitalization; (6) subsidiaries; (7) shareholder and similar agreements; (8) reporting issuer status and Securities Laws matters; (9) financial statements; (10) undisclosed liabilities; (11) auditors; (12) absence of certain changes; (13) long term and derivative transactions; (14) compliance with laws; (15) permits; (16) litigation; (17) restrictions on conduct of business; (18) insolvency; (19) operational matters; (20) interest in properties; (21) technical information; (22) exploration and development activities; (23) taxes; (24) contracts; (25) employment matters; (26) employees; (27) immigration; (28) health and safety; (29) employment laws; (30) employment accruals; (31) acceleration of benefits; (32) pension and employee benefits; (33) independent contractors; (34) leased premises; (35) intellectual property; (36) environment; (37) insurance; (38) books and records; (39) non-arm’s length transactions; (40) financial advisors or brokers; (41) fairness opinions; (42) board approval; supporting security holders; (43) First Nations or Indigenous claims; (44) NGOs and community groups; and (45) privacy and data security.

The Arrangement Agreement contains certain customary representations and warranties of Eldorado relating to: (1) organization and corporate capacity; (2) authority relative to the Arrangement Agreement; (3) required approvals; (4) no violation; (5) capitalization; (6) reporting issuer status and Securities Laws matters; (7) financial statements; (8) undisclosed liabilities; (9) auditors; (10) absence of certain changes; (11) compliance with laws; (12) permits; (13) litigation; (14) restrictions; (15) insolvency; (16) interest in properties; (17) taxes; (18) contracts; (19) employment matters; (20) health and safety; (21) employment laws; (22) employment accruals; (23) environment; (24) insurance; (25) books and records; (26) First Nations or Indigenous claims; (27) NGOs and community groups; and (28) the Investment Canada Act (Canada).

Conditions to the Closing

The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by Foran and Eldorado, as applicable, at or prior to the Effective Date, including the following:

(a)	Required Foran Securityholder Approval: the Arrangement Resolution will have been approved by Foran Securityholders at the Foran Meeting in accordance with the Interim Order and applicable Laws;

(b)	Required Eldorado Shareholder Approval: the Eldorado Share Issuance Resolution will have been approved by Eldorado Shareholders at the Eldorado Meeting in accordance with the rules and policies of the TSX and NYSE;

(c)	Court Approval: each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of Foran and Eldorado, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either Foran or Eldorado, each acting reasonably, on appeal or otherwise;

(d)	Required Regulatory Approvals: the Required Regulatory Approvals will have been obtained;

(e)	No Prohibiting Laws: no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(f)	Consideration Shares: the Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws by virtue of applicable exemptions under Securities Laws and there shall be no resale restrictions on such Consideration Shares under applicable Securities Laws, except in respect of those holders who are subject to restrictions on resale as a result of being a “control person” under applicable Securities Laws;

(g)	Listing Approval: the Consideration Shares to be issued pursuant to the Arrangement shall have been approved for listing on the NYSE (subject only to official notice of issuance) and the TSX (subject only to customary conditions); and

(h)	No Termination: the Arrangement Agreement shall not have been terminated in accordance with its terms.

Completion of the Arrangement is subject to a number of additional conditions precedent, which are for the exclusive benefit of Eldorado and may be waived by Eldorado. The conditions include, among other things:

(a)	Foran Covenants: Foran will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)	Foran Representations: certain fundamental representations and warranties of Foran will be true and correct in all respects as of the Effective Date and all other representations and warranties of Foran will be true and correct in all respects as of the Effective Date, subject to certain qualifications;

(c)	No Foran Material Adverse Effect: there shall not have occurred a Foran Material Adverse Effect;

(d)	Foran Title Opinion: Eldorado will have received the Foran Title Opinion;

(e)	Dissenting Shares: Dissent Rights shall not have been validly exercised in connection with the Arrangement by holders of more than 5% of the Foran Common Shares then outstanding; and

(f)	No Proceedings: there shall not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any (i) prohibition or material restriction on the acquisition by Eldorado of the Foran Shares or the completion of the Arrangement or any person obtaining from Eldorado or Foran any damages in connection with the Arrangement; (ii) prohibition or material limit on the ownership by Eldorado of Foran or any material portion of its assets or business; or (iii) imposition of material limitations on the ability of Eldorado to acquire or hold, or exercise full rights of ownership of, the Foran Shares, including the right to vote such Foran Shares.

Completion of the Arrangement Agreement is also subject to number of additional conditions precedent, which are for the exclusive benefit of Foran and may be waived by Foran. The conditions include, among other things:

(a)	Eldorado Covenants: Eldorado will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)	Eldorado Representations: certain fundamental representations and warranties of Eldorado will be true and correct in all respects as of the Effective Date, and all other representations and warranties of Eldorado will be true and correct in all respects as of the Effective Date, subject to certain qualifications;

(c)	No Eldorado Material Adverse Effect: there shall not have occurred an Eldorado Material Adverse Effect; and

(d)	Deposit of Consideration: Eldorado will have deposited with the Depositary, in escrow and in accordance with the Arrangement Agreement, an irrevocable treasury direction for the issuance of Eldorado Shares and an amount in cash sufficient to satisfy the aggregate Consideration payable by Eldorado pursuant to the Plan of Arrangement (other than amounts payable to Foran Shareholders who have validly exercised Dissent Rights and have not withdrawn their notice of objection), and the Depositary will have confirmed receipt of same.

Covenants

Covenants of Foran

Foran has given, in favour of Eldorado, usual and customary covenants for an agreement of the nature of the Arrangement. Foran has covenanted and agreed that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the termination of the Arrangement Agreement, except as (i) expressly permitted or specifically contemplated by the Arrangement Agreement or Plan of Arrangement; (ii) as required by applicable Laws; (iii) as set out in the Foran Disclosure Letter; or (iv) Eldorado otherwise consents in writing, Foran will, and will cause its Subsidiaries to, conduct its business only in the ordinary course of business, comply with the terms of all Material Foran Contracts, and use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of Foran Employees and Foran Contractors.

Without limiting the generality of the foregoing and subject to certain exceptions, Foran will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(a)	alter or amend its constating documents;

(b)	declare, set aside or pay any dividend on or make any other distributions or return of capital in respect of any equity securities, other than in the ordinary course of business and consistent with past practice;

(c)	reduce the stated capital or effect share splits, divisions, consolidations, combinations, or reclassifications, or undertake any capital reorganization of Foran or any of its Subsidiaries;

(d)	issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Foran Shares, Foran Options, Foran RSUs, Foran PSUs, Foran DSUs, Foran share appreciation rights or other equity-linked securities (including phantom interests) of Foran or any Subsidiary of Foran, other than the issuance of Foran Common Shares issuable pursuant to the terms of Foran Non-Voting Shares, Foran Options, Foran RSUs or Foran DSUs outstanding on the date of the Arrangement Agreement;

(e)	sell, lease, dispose of, license, mortgage, encumber or otherwise transfer any Foran Properties;

(f)	redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Foran Securities;

(g)	amend the terms of any securities of Foran or any of its Subsidiaries;

(h)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution;

(i)	reorganize, amalgamate or merge with any other person;

(j)	create any Subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations of Foran or any of its Subsidiaries, or the appointment of governing bodies or enter into any joint ventures;

(k)	enter into interest rate, currency, equity or commodity hedges, swaps, derivatives, forward sales, off-take, royalty or similar transactions;

(l)	make any changes to any of its accounting policies, principles, methods, practices or procedures, except required by applicable Laws or under IFRS and as disclosed in the Foran Public Disclosure Record;

(m)	take, or fail to take, any action reasonably expected to prevent, delay or impede the Arrangement; or

(n)	enter into, modify or terminate any Contract with respect to any of the foregoing.

Foran will immediately notify Eldorado of: (i) any “material change” (as defined in the Securities Act) in relation to Foran or any of its Subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Foran Material Adverse Effect, (iii) any breach of the Arrangement Agreement by Foran, (iv) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions described in “Conditions to the Closing – Foran Representations” above would not be satisfied, or (v) any event that would result in Foran’s failure to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time.

Foran will not, and will not permit any of its Subsidiaries to (among other things), directly or indirectly, except in connection with the Arrangement Agreement:

(a)	sell, pledge, lease, dispose of or encumber material assets or properties, except (i) for inventory in the ordinary course of business, (ii) obsolete, damaged, destroyed, or immaterial assets in the ordinary course of business and (iii) as required under the Equipment Financing Facility;

(b)	acquire or agree to acquire any corporation, partnership, association or other business organization or division thereof;

(c)	other than as set out in the Foran Disclosure Letter, incur, create, assume or become liable for indebtedness, issue debt securities, guarantee obligations, or make loans or advances;

(d)	pay, discharge, waive, compromise or settle material claims, liabilities or Proceedings except in the ordinary course of business or as reflected in the Foran Interim Financial Statements;

(e)	engage in new business inconsistent with existing operations or plans; or

(f)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing.

Other than as set out in the Foran Disclosure Letter, Foran will not, and will not permit any of its Subsidiaries to (among other things), directly or indirectly:

(a)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value;

(b)	enter into, amend, renew, extend or terminate any Material Foran Contract other than as permitted under the Arrangement Agreement;

(c)	other than in the ordinary course of business, enter into or amend leases or subleases of real property exceeding $10 million annually;

(d)	waive, release, grant, transfer, exercise, or modify or amend, any existing material contractual rights in respect of the Foran Properties other than in the ordinary course of business consistent with past practice;

(e)	make or commit to expenditures exceeding 125% of the budgeted “Total Expenditures” set out in the Foran Disclosure Letter; or

(f)	enter into any Contract containing any provision restricting or triggered by the transactions contemplated in the Arrangement Agreement.

Other than as set out in the Foran Disclosure Letter, Foran will not, and will not permit any of its Subsidiaries to (among other things), except pursuant to any existing written Contracts in effect on the date of the Arrangement Agreement, correct and complete copies of which have been provided to Eldorado, and except as is necessary to comply with applicable Laws:

(a)	(i) amend the compensation, in any form, including change of control, retention, termination and severance compensation of any director of Foran or its Subsidiaries or Foran Employee other than as required by Contract or Law, (ii) amend any Foran Contractor agreement to include any change of control provisions, or (iii) amend any Foran Contractor agreement to include any retention, termination or severance compensation other than in the ordinary course of business consistent with industry practice;

(b)	other than as required by written Contract or Law, grant any general salary increase or fee, or pay any bonus or profit sharing distribution or make any similar payment of any kind to (i) any director of Foran or its Subsidiaries or Foran Employee, other than the payment of salaries, cash or equity bonuses, fees and benefits disclosed in the Foran Disclosure Letter that do not exceed the aggregate maximum limit specified in the Foran Disclosure Letter, or (ii) Foran Contractor other than in the ordinary course of business consistent with industry practice;

(c)	grant or increase severance, retention, change-of-control or termination entitlements other than pursuant to existing severance, retention or termination provisions reflected in Foran employment agreement templates, and ordinary course termination entitlements in line with industry practice in respect of any Foran Contractors;

(d)	enter into any (i) agreement with any director of Foran or its Subsidiaries or any Foran Employee other than employment agreements for roles of vice-president or below in the ordinary course of business which include compensation, termination and severance arrangements consistent with past practice and do not provide for change in control benefits; or (ii) consulting agreement with any Foran Contractor other than consulting agreements entered into in the ordinary course of business which include compensation and termination arrangements that are consistent with industry practice and do not include change of control benefits;

(e)	terminate the employment or consulting arrangement of any Foran Employee who holds the position of vice-president or above, or Foran Contractor who performs the function of such position, other than termination for just cause;

(f)	amend any benefits payable under the current severance or termination pay policies of Foran or its Subsidiaries;

(g)	enter into or modify any Collective Agreements;

(h)	adopt, amend or terminate the Foran LTIP or any employee or benefit plan, or grant or re-grant awards, other than in the ordinary course of business consistent with industry practice and subject to the aggregate maximum limit set out in the Foran Disclosure Letter; or

(i)	accelerate vesting or payment of compensation or benefits or increase funding obligations under any Employee Plan;

Foran will not, and will not permit any of its Subsidiaries to (among other things):

(a)	make any loan to any director of Foran or its Subsidiaries, Foran Employee or Foran Contractor;

(b)	amend, terminate or allow to lapse any material permits or take actions reasonably expected to cause their loss or suspension;

(c)	change tax accounting methods, settle or compromise material tax matters, make tax elections or filings inconsistent with past practice, seek rulings, extend limitation periods, enter tax sharing arrangements, or take tax actions that could adversely affect Eldorado;

(d)	settle or compromise Proceedings exceeding agreed monetary limits or relating to securityholders and the Arrangement;

(e)	commence any Proceeding except for collection or enforcement purposes;

(f)	enter into or renew any Contract (i) containing (a) any limitation or restriction on the ability of Foran or any of its Subsidiaries or, following completion of the transactions contemplated by the Arrangement Agreement, the ability of Eldorado or any of its affiliates, to engage in any type of activity or business, (b) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Foran and its Subsidiaries following consummation of the transactions contemplated by the Arrangement Agreement, all or any portion of the business of Eldorado or any of its affiliates, is or would be conducted, or (c) any limit or restriction on the ability of Foran or any of its Subsidiaries, following completion of the transactions contemplated by the Arrangement Agreement, the ability of Eldorado or any of its affiliates, to solicit customers or employees; or (ii) that would reasonably be expected to prevent or significantly impede or delay the completion of the Arrangement; and

(g)	take any action reasonably expected to render any Foran representation inaccurate or prevent satisfaction of the conditions in “Conditions to the Closing –Foran Representations” above.

Foran will, and will cause any Subsidiary of Foran to (among other things):

(a)	use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Foran and any Subsidiary of Foran, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by the indemnification and insurance provisions in the Arrangement Agreement, Foran and any Subsidiary of Foran will not obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve months;

(b)	use its commercially reasonable efforts to retain the services of its existing Foran Employees and Foran Contractors until the Effective Time;

(c)	consult with and keep Eldorado reasonably informed of material discussions, negotiations or filings with Governmental Authorities (other than in respect of the Arrangement) and provide notice of any material communication; and

(d)	duly and timely file all required returns, remit all required Taxes (other than those contested in good faith), and keep Eldorado informed of any material tax investigations.

Foran has also covenanted to not agree, announce, resolve, authorize or commit to do any of the foregoing.

Covenants of Foran Regarding the Arrangement

Subject to the terms and conditions of the Arrangement Agreement, Foran has agreed that it will, and will cause its Subsidiaries to, perform all obligations required to be performed by Foran or its Subsidiaries under the Arrangement Agreement, cooperate with Eldorado in connection therewith, and use commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated by the Arrangement Agreement, including:

(a)	using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained, and deliver prior written notice required to be delivered, in each case, by Foran or any of its Subsidiaries from or to other parties to any Material Foran Contracts, including, without limiting the generality of the foregoing, under the agreements set forth in the Foran Disclosure Letter;

(b)	using its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the Section 3(a)(10) Exemption; and

(c)	using its commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other Proceedings against Foran challenging or affecting the Arrangement Agreement or the completion of the Arrangement.

Covenants of Eldorado

Eldorado has given, in favour of Foran, usual and customary covenants for an agreement of the nature of the Arrangement Agreement. Eldorado has covenanted and agreed that, during the period from the date of the Arrangement Agreement, until the earlier of the Effective Time and the time at which the Arrangement Agreement is terminated in accordance with its terms, unless Foran otherwise consents in writing, or as expressly permitted or specifically contemplated by the Arrangement Agreement, as required by applicable Law, Eldorado shall conduct its business in accordance with Law, and use commercially reasonable efforts to maintain and preserve intact their business organization, assets, properties, employees, goodwill and business relationships in all material respects, provided, however, that this covenant shall not restrict Eldorado from resolving to, or entering into or performing any agreement with respect to, the acquisition or disposition of any assets or entity, provided that the doing of any such thing would not reasonably be expected to adversely affect the value of the Consideration in any material respect or individually or in the aggregate, have an Eldorado Material Adverse Effect or prevent, materially delay or materially impede the ability of the Parties to consummate the Arrangement.

Furthermore, without limiting the generality of the above and except with the express written consent of Foran as expressly permitted or specifically contemplated by the Arrangement Agreement, or as is otherwise required by applicable Law, Eldorado shall not:

(a)	amend its organizational or constating documents in any manner that would adversely affect the value of the Consideration;

(b)	split, combine, or reclassify Eldorado Shares or amend or modify any term of any other securities of Eldorado;

(c)	reduce its stated capital, reorganize, amalgamate or merge Eldorado with any person, other than a Subsidiary of Eldorado;

(d)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Eldorado;

(e)	declare, set aside or pay any dividend or other distribution on the Eldorado Shares (whether in cash, securities or property or any combination thereof), other than Eldorado Permitted Dividends; or

(f)	authorize, agree or resolve to do any of the foregoing.

Eldorado will immediately notify Foran orally and then promptly notify Foran in writing of (i) any “material change” (as defined in the Securities Act) in relation to Eldorado, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, an Eldorado Material Adverse Effect, (iii) any breach of the Arrangement Agreement by Eldorado, (iv) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in “Conditions to the Closing – Eldorado Representations” above would not be satisfied, or (v) any event that would result in Eldorado’s failure to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time.

Covenants of Eldorado Regarding the Performance of Obligations

Subject to the terms and conditions of the Arrangement Agreement, Eldorado will perform all obligations required to be performed by Eldorado under the Arrangement Agreement, cooperate with Foran in connection therewith, and use commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement:

(a)	cooperating with Foran in connection with, and using its commercially reasonable efforts to assist Foran in obtaining the waivers, consents and approvals referred to in paragraph (a) under “Covenants of Foran Regarding the Arrangement” above, provided, however, that, notwithstanding anything to the contrary in the Arrangement Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by the Arrangement Agreement, Eldorado will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(b)	using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from Eldorado relating to the Arrangement required to be completed prior to the Effective Time;

(c)	using its commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other Proceedings against or relating to Eldorado challenging or affecting the Arrangement Agreement or the completion of the Arrangement;

(d)	applying for and using commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and the NYSE of the Consideration Shares, subject to: (i) in the case of the TSX, the satisfaction by Eldorado of customary listing conditions of the TSX; and (ii) in the case of the NYSE, official notice of issuance; and

(e)	making joint elections with Eligible Holders in respect of the disposition of their Foran Shares pursuant to subsection 85(1) (or in the case of a partnership, subsection 85(2)) of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement, with the agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act.

Mutual Covenants

Each of the Parties has given usual and customary mutual covenants for an agreement of the nature of the Arrangement Agreement, including, among other things, to use commercially reasonable efforts to:

(a)	satisfy the conditions precedent (to the extent the same is within its control) under the Arrangement Agreement;

(b)	not take or cause to be taken any action which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, significantly impede or materially delay the completion of the Arrangement; and

(c)	execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party’s legal counsel to permit the completion of the Arrangement.

Indemnification and Insurance

Prior to the Effective Time, Foran may purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance protection no less favourable in the aggregate to the protection provided by the policies maintained by Foran and its Subsidiaries which are in effect immediately prior to the Effective Date, at a cost not exceeding 400% of the annual aggregate premium for the policies maintained by Foran and its Subsidiaries which are in effect immediately prior to the Effective Date, providing coverage for a period of six years following the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date. As of the Effective Time, Eldorado shall, or shall cause Foran and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date.

Non-Solicitation

Except as provided by the Arrangement Agreement, Foran has agreed not to, directly or indirectly, through any of its Representatives or otherwise, or permit any such person to:

(a)	solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Foran or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Foran Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any person regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Foran Acquisition Proposal;

(c)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, the Foran Board Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Foran Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Foran Acquisition Proposal for a period of no more than three Business Days following such public announcement or public disclosure will not be considered to be in violation if the Foran Board has rejected such Foran Acquisition Proposal and affirmed the Foran Board Recommendation before the end of such three Business Day period (or in the event that the Foran Meeting is scheduled to occur within such three Business Day period, no later than the second Business Day prior to the date of the Foran Meeting)); or

(e)	accept or enter into any agreement, understanding or arrangement in respect of a Foran Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with the Arrangement Agreement) or publicly propose to accept or enter into any such agreement, understanding or arrangement.

Foran has agreed to, and to cause its Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of the Arrangement Agreement with any person (other than Eldorado) with respect to any inquiry, proposal or offer that constitutes, or is reasonably expected to constitute or lead to, a Foran Acquisition Proposal.

Foran has represented and warranted that neither Foran nor any of its Subsidiaries or any of its Representatives has waived any confidentiality, standstill or similar agreement or restriction in effect as of the date of the Arrangement Agreement to which Foran or any of its Subsidiaries is a party, and has further covenanted and agreed that Foran and any of its Subsidiaries shall (i) take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement or covenant to which Foran is a party, and (ii) not release any person from, or waive, amend, suspend or otherwise modify such person’s obligations respecting Foran under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement or covenant to which Foran is a party, without the prior written consent of Eldorado (which may be withheld or delayed in Eldorado’s sole and absolute discretion).

Foran Acquisition Proposals

If Foran or any of its Representatives receives, or otherwise becomes aware of, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a Foran Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Foran in connection with a Foran Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Foran, Foran shall immediately notify Eldorado, at first orally, and then as soon as practicable in any event within 24 hours in writing, of such Foran Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all persons making the Foran Acquisition Proposal, inquiry, proposal, offer or request, and shall provide Eldorado with copies of all documents, material or correspondence or other material received in respect of, from or on behalf of any such persons and such other details of such Foran Acquisition Proposal, inquiry, proposal, offer or request as Eldorado may reasonably request. Foran shall keep Eldorado reasonably informed on a current basis of the status of developments and, to the extent permitted by the Arrangement Agreement, negotiations with respect to such Foran Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Foran Acquisition Proposal, inquiry, proposal, offer or request, and shall provide Eldorado with copies of all documents, material or correspondence or other material received in respect of, from or on behalf of any persons and such other details of such Foran Acquisition Proposal, inquiry, proposal, offer or request as Eldorado may reasonably request.

Notwithstanding the above, if at any time prior to obtaining the approval of the Arrangement Resolution, Foran receives an unsolicited written Foran Acquisition Proposal, Foran and its Representatives may (i) contact the person or persons making such Foran Acquisition Proposal and its or their Representatives solely for the purpose of clarifying the terms and conditions of such Foran Acquisition Proposal, and (ii) engage in or participate in discussions or negotiations with such person or persons regarding such Foran Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of Foran if and only if:

(a)	the Foran Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Foran Acquisition Proposal constitutes or would reasonably be expected to lead to a Foran Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(b)	such person or persons is or are not restricted from making such Foran Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with Foran;

(c)	Foran has been, and continues to be, in compliance with its non-solicitation obligations described under “Non- Solicitation”;

(d)	prior to providing any such copies, access, or disclosure, Foran enters into an Acceptable Confidentiality Agreement with such person or confirms it had already entered into such an agreement prior to the date of the Arrangement Agreement which remains in effect, and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to Eldorado; and

(e)	Foran promptly provides Eldorado with: (i) two Business Days’ prior written notice stating Foran’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that the Foran Board has determined, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties; (ii) prior to providing any such copies, access or disclosure, an executed copy of the Acceptable Confidentiality Agreement referred to in paragraph (d) above; and (iii) any non-public information concerning Foran provided to such other person which was not previously provided to Eldorado.

Right to Match

If, prior to the approval of the Arrangement Resolution, Foran receives a Foran Acquisition Proposal that constitutes a Foran Superior Proposal, the Foran Board may, subject to compliance with Foran’s obligations described under “Termination of Arrangement Agreement” below, make a change in Foran Board Recommendation or authorize Foran to accept, approve or enter into a definitive agreement with respect to such Foran Superior Proposal, if and only if:

(a)	the person making the Foran Superior Proposal was not restricted from making such Foran Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with Foran;

(b)	Foran has been, and continues to be, in compliance with its obligations described under “Non-Solicitation” and “Foran Acquisition Proposals” above;

(c)	Foran has delivered to Eldorado a written notice of the determination of the Foran Board that such Foran Acquisition Proposal constitutes a Foran Superior Proposal and of the intention of the Foran Board to enter into such definitive agreement with respect to such Foran Superior Proposal, together with a written notice from the Foran Board regarding the value and financial terms that the Foran Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Foran Superior Proposal (the “Foran Superior Proposal Notice”);

(d)	Foran has provided Eldorado a copy of the proposed definitive agreement for the Foran Superior Proposal and all supporting materials, including any financing documents supplied to Foran in connection therewith;

(e)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Eldorado received the Foran Superior Proposal Notice and the date on which Eldorado received all of the materials as set forth in paragraph (d) above;

(f)	during any Matching Period, Eldorado has had the opportunity (but not the obligation), to offer to amend the Arrangement Agreement and the Arrangement in order for such Foran Acquisition Proposal to cease to be a Foran Superior Proposal;

(g)	after the Matching Period, the Foran Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Foran Acquisition Proposal continues to constitute a Foran Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by Eldorado) and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Foran Board to make a change in Foran Board Recommendation and/or to recommend that Foran enter into a definitive agreement with respect to such Foran Superior Proposal would be inconsistent with its fiduciary duties; and

(h)	prior to or concurrently with entering into such definitive agreement, Foran terminates the Arrangement Agreement pursuant to the termination right described under “Termination of Arrangement Agreement– Foran Superior Proposal” below and pays the Foran Termination Fee.

During the Matching Period, or such longer period as Foran may approve in writing for such purpose: (i) the Foran Board shall review any offer made by Eldorado to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Foran Acquisition Proposal previously constituting a Foran Superior Proposal ceasing to be a Foran Superior Proposal; and (ii) Foran shall, and shall cause its Representatives to, negotiate in good faith with Eldorado to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable Eldorado to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Foran Board determines that such Foran Acquisition Proposal would cease to be a Foran Superior Proposal, Foran shall immediately so advise Eldorado, and Foran and Eldorado shall amend the Arrangement Agreement to reflect such offer made by Eldorado and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Foran Acquisition Proposal that results in an increase in, or modification of, the Consideration (or value of such Consideration) to be received by the Foran Shareholders or other material terms or conditions thereof shall constitute a new Foran Acquisition Proposal, and Eldorado shall be afforded a new five Business Day Matching Period from the later of the date on which Eldorado received the Foran Superior Proposal Notice and the date on which Eldorado received all of the materials set forth in paragraph (d) above with respect to the new Foran Superior Proposal from Foran.

Promptly after determining that any Foran Acquisition Proposal that has been publicly announced or publicly disclosed is not a Foran Superior Proposal or determining that a proposed amendment to the terms of the Arrangement Agreement would result in a Foran Acquisition Proposal no longer being a Foran Superior Proposal, the Foran Board shall reaffirm the Foran Board Recommendation by press release. Foran shall provide Eldorado and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Eldorado and its counsel.

If Foran provides a Foran Superior Proposal Notice to Eldorado on a date that is less than ten Business Days before the Foran Meeting, Foran shall either proceed with or postpone the Foran Meeting, as directed by Eldorado, to a date that is not more than ten Business Days after the scheduled date of the Foran Meeting, but in any event to a date that is not less than five Business Days prior to the Outside Date.

Eldorado Board Recommendation

Unless the Arrangement Agreement has been terminated in accordance with its terms, Eldorado shall not fail to make, or withdraw, amend, modify or qualify, in a manner adverse to Foran or fail to publicly reaffirm (without qualification) the Eldorado Board Recommendation within five Business Days (and in any case prior to the Foran Meeting) after having been requested in writing by Foran to do so (acting reasonably). Unless the Arrangement Agreement has been terminated in accordance with its terms, Eldorado shall cause the Eldorado Meeting to occur and the Eldorado Share Issuance Resolution to be put to the Eldorado Shareholders at the Eldorado Meeting for consideration in accordance with the Arrangement Agreement.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated by the mutual written agreement of the Parties. The Arrangement Agreement can also be terminated by either Party if:

(a)	Failure to Obtain Required Foran Securityholder Approval: the Arrangement Resolution is not approved by the Foran Securityholders at the Foran Meeting as provided for in the Interim Order (provided that the failure to obtain Foran Securityholder approval has not been caused by, or is a result of, a breach by the terminating Party of any of its representations or warranties or the failure of the terminating Party to perform any of its covenants or agreements under the Arrangement Agreement);

(b)	Failure to Obtain Required Eldorado Shareholder Approval: the Eldorado Shareholder Approval is not obtained at the Eldorado Meeting in accordance with applicable Law (provided that the failure to obtain Eldorado Shareholder Approval has not been caused by, or is a result of, a breach by the terminating Party of any of its representations or warranties or the failure of the terminating Party to perform any of its covenants or agreements under the Arrangement Agreement);

(c)	Illegality: after the date of the Arrangement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Foran or Eldorado from consummating the Arrangement, and such Law, if applicable, becomes final and non-appealable (provided that the Party seeking to terminate the Arrangement Agreement has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement); or

(d)	Outside Date: the Arrangement has not been consummated on or before the Outside Date (except that this termination right will not be available to any Party whose breach of any of its representations and warranties or whose failure to perform any of its covenants or agreements under the Arrangement Agreement caused or resulted in the Arrangement not being completed by the Outside Date).

Foran can also terminate the Arrangement Agreement if:

(a)	Breach of Eldorado Representations, Warranties or Covenants: a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Eldorado under the Arrangement Agreement occurs that would cause any condition precedent for the Parties’ mutual benefit or for the benefit of Foran as described in “Conditions to the Closing” above not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of the Arrangement Agreement, provided that Foran is not then in breach of the Arrangement Agreement so as to cause any condition precedent for the Parties’ mutual benefit or for the benefit of Eldorado as described in “Conditions to the Closing” above not to be satisfied;

(b)	Breach of Eldorado Board Recommendation Requirements: (i) the Eldorado Board or any committee of Eldorado fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Eldorado Board Recommendation, (ii) the Eldorado Board or any committee of the Eldorado Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Eldorado Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Eldorado Acquisition Proposal for more than five Business Days (or beyond the Business Day prior to the date of the Eldorado Meeting, if sooner), or (iii) the Eldorado Board or any committee of the Eldorado Board fails to publicly recommend or reaffirm the Eldorado Board Recommendation within five Business Days after having been requested in writing by Foran to do so (or in the event that the Eldorado Meeting is scheduled to occur within such five Business Day period, prior to the Business Day prior to the date of the Eldorado Meeting);

(c)	Foran Superior Proposal: prior to the approval by the Foran Securityholders of the Arrangement Resolution, the Foran Board authorizes Foran to enter into a written agreement (other than an Acceptable Confidentiality Agreement) with respect to a Foran Superior Proposal, provided that Foran is then in compliance with its non-solicitation obligation under the Arrangement Agreement and that prior to or concurrent with such termination, Foran pays the Foran Termination Fee; or

(d)	Eldorado Material Adverse Effect: there has occurred an Eldorado Material Adverse Effect.

Eldorado can terminate the Arrangement Agreement if:

(a)	Breach of Foran Representations, Warranties or Covenants: a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Foran under the Arrangement Agreement occurs that would cause any condition precedent for the Parties’ mutual benefit or for the benefit of Eldorado as described in “Conditions to the Closing” above not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of the Arrangement Agreement, provided that Eldorado is not then in breach of the Arrangement Agreement so as to cause any condition precedent for the Parties’ mutual benefit or for the benefit of Foran as described in “Conditions to the Closing” above not to be satisfied;

(b)	Breach of Foran Board Recommendation Requirements: (i) the Foran Board or any committee of Foran fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Foran Board Recommendation, (ii) the Foran Board or any committee of the Foran Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend a Foran Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Foran Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Foran Meeting, if sooner), (iii) the Foran Board or any committee of the Foran Board accepts or enters into (other than an Acceptable Confidentiality Agreement permitted by and in accordance with the Arrangement Agreement) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of a Foran Acquisition Proposal, (iv) the Foran Board or any committee of the Foran Board fails to publicly recommend or reaffirm the Foran Board Recommendation within five Business Days after having been requested in writing by Eldorado to do so (or in the event that the Foran Meeting is scheduled to occur within such five Business Day period, prior to the Business Day prior to the date of the Foran Meeting), or (v) Foran breaches Article 5 of the Arrangement Agreement in any material respect;

(c)	Eldorado Superior Proposal: prior to the approval by the Eldorado Shareholders of the Eldorado Share Issuance Resolution, the Eldorado Board authorized Eldorado to enter into a written agreement with respect to an Eldorado Superior Proposal, provided that prior to or concurrent with such termination, Eldorado pays the Eldorado Termination Fee; or

(d)	Foran Material Adverse Effect: there has occurred a Foran Material Adverse Effect.

Foran Termination Fee and Termination Fee Event

The Arrangement Agreement contains a termination fee equal to $200,000,000 payable by Foran to Eldorado upon a Foran Termination Fee Event (the “Foran Termination Fee”) in consideration for the disposition by Eldorado of its rights under the Arrangement Agreement. A “Foran Termination Fee Event” means the termination of the Arrangement Agreement:

(a)	by Eldorado pursuant to its termination right described in the paragraph “Breach of Foran Board Recommendation Requirements” above;

(b)	by Foran pursuant to its termination right described in the paragraph “Foran Superior Proposal” above;

(c)	by Foran or Eldorado pursuant to their termination right described in the paragraph “Failure to Obtain Required Eldorado Shareholder Approval” or “Failure to Obtain Required Foran Securityholder Approval” above, respectively, or pursuant to their termination right described in the paragraph “Outside Date” above, or by Eldorado pursuant to its termination right described in the paragraph “Breach of Foran Representations, Warranties or Covenants” above, if:

(i)	prior to such termination, a Foran Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any person (other than Eldorado) or any person (other than Eldorado) shall have publicly announced an intention to make a Foran Acquisition Proposal; and

(ii)	within twelve months following the date of such termination (i) a Foran Acquisition Proposal (whether or not such Foran Acquisition Proposal is the same Foran Acquisition Proposal referred to in clause (i) above) is consummated or effected or (ii) Foran, directly or indirectly, in one or more transactions, enters into a contract, other than an Acceptable Confidentiality Agreement, in respect of a Foran Acquisition Proposal (whether or not such Foran Acquisition Proposal is the same Foran Acquisition Proposal referred to in clause (i) above) and such Foran Acquisition Proposal is later consummated or effected (whether or not such Foran Acquisition Proposal is later consummated or effected within twelve months after such termination).

For the purposes of the foregoing, the term “Foran Acquisition Proposal” shall have the meaning ascribed thereto in the “Glossary of Terms” of this Circular, except that references to “20% or more” shall be deemed to be a reference to “50% or more”.

If Foran terminates the Arrangement Agreement pursuant to its termination right described in the paragraph “Foran Superior Proposal” above, the Foran Termination Fee must be paid by Foran prior to or simultaneously with such termination. If a Foran Termination Fee Event occurs due to a termination of the Arrangement Agreement by Eldorado pursuant to a “Breach of Foran Board Recommendation Requirements” above, the Foran Termination Fee must be paid by Foran within two Business Days following such termination. If a Foran Termination Fee Event described in clause (c) above occurs, the Foran Termination Fee must be paid by Foran on or prior to the consummation or closing of the Foran Acquisition Proposal referred to therein.

Eldorado Termination Fee and Termination Fee Event

The Arrangement Agreement contains a termination fee equal to $250,000,000 payable by Eldorado to Foran upon an Eldorado Termination Fee Event (the “Eldorado Termination Fee”) in consideration for the disposition by Foran of its rights under the Arrangement Agreement. An “Eldorado Termination Fee Event” means the termination of the Arrangement Agreement:

(a)	by Foran pursuant to its termination right described in the paragraph “Breach of Eldorado Board Recommendation Requirements” above;

(b)	by Eldorado pursuant to its termination right described in the paragraph “Eldorado Superior Proposal” above;

(c)	by Foran or Eldorado pursuant to their termination right described in the paragraph “Failure to Obtain Required Eldorado Shareholder Approval” or “Failure to Obtain Required Foran Securityholder Approval” above, respectively, or pursuant to their termination right described in the paragraph “Outside Date” above, or by Foran pursuant to its termination right described in the paragraph “Breach of Eldorado Representations, Warranties or Covenants” above, if:

(i)	prior to such termination, an Eldorado Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any person (other than Foran) or any person (other than Foran) shall have publicly announced an intention to make an Eldorado Acquisition Proposal; and

(ii)	within twelve months following the date of such termination (i) an Eldorado Acquisition Proposal (whether or not such Eldorado Acquisition Proposal is the same Eldorado Acquisition Proposal referred to in clause (i) above) is consummated or effected or (ii) Eldorado, directly or indirectly, in one or more transactions, enters into a contract, other than an Acceptable Confidentiality Agreement, in respect of an Eldorado Acquisition Proposal (whether or not such Eldorado Acquisition Proposal is the same Eldorado Acquisition Proposal referred to in clause (i) above) and such Eldorado Acquisition Proposal is later consummated or effected (whether or not such Eldorado Acquisition Proposal is later consummated or effected within twelve months after such termination).

If Eldorado terminates the Arrangement Agreement pursuant to its termination right described in the paragraph “Eldorado Superior Proposal” above, the Eldorado Termination Fee must be paid by Eldorado prior to or simultaneously with such termination. If an Eldorado Termination Fee Event occurs due to a termination of the Arrangement Agreement by Foran pursuant to a “Breach of Eldorado Board Recommendation Requirements” above, the Eldorado Termination Fee must be paid by Eldorado within two Business Days following such termination. If an Eldorado Termination Fee Event described in clause (c) above occurs, the Eldorado Termination Fee must be paid by Eldorado on or prior to the consummation or closing of the Eldorado Acquisition Proposal referred to therein.

Expense Reimbursement

If the Arrangement Agreement is terminated by Foran pursuant to its termination right described in the paragraph “Breach of Eldorado Representations, Warranties or Covenants” or “Failure to Obtain Required Eldorado Shareholder Approval”, then Eldorado shall within two Business Days of such termination, pay or cause to be paid to Foran by wire transfer of immediately available funds to an account designated by Foran, an expense reimbursement fee in the amount of $10,000,000.

If the Arrangement Agreement is terminated by Eldorado pursuant to its termination right described in the paragraph “Breach of Foran Representations, Warranties or Covenants” or “Failure to Obtain Required Foran Securityholder Approval”, then Foran shall within two Business Days of such termination, pay or cause to be paid to Eldorado by wire transfer of immediately available funds to an account designated by Eldorado, an expense reimbursement fee in the amount of $10,000,000.

Amendments

The Arrangement Agreement may, at any time and from time to time before or after the holding of the Foran Meeting but not later than the Effective Time, be amended by written agreement of the Parties, without, subject to applicable Laws, further notice to or authorization on the part of the Foran Securityholders, and any such amendment may, without limitation: (i) change the time for performance of any obligations or acts of the Parties; (ii) waive any inaccuracies or modify any representation, term or provision contained in the Arrangement Agreement or in any document delivered pursuant thereto; or (iii) waive compliance with or modify any of the conditions precedent or any of the covenants contained in the Arrangement Agreement, or waive or modify performance of any of the obligations of the Parties, provided however, that no such amendment may reduce or materially affect the Consideration to be received by the Foran Securityholders under the Arrangement without their approval.

The Parties may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Foran and Eldorado, each acting reasonably, (iii) filed with the Court and, if made following the Foran Meeting, approved by the Court, and (iv) communicated to the Foran Securityholders if and as required by the Court.

Any amendment, modification or supplement to the Plan of Arrangement may be proposed by Foran or Eldorado at any time prior to the Foran Meeting (provided that Foran or Eldorado, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Foran Meeting (other than as may be required under the Interim Order), shall become part of the Plan of Arrangement for all purposes.

Resignations

Foran shall use commercially reasonable efforts to obtain and deliver the resignations and mutual releases of each director and officer of Foran to the extent requested by Eldorado and as at the Effective Time and to cause any such persons to be replaced by persons identified by Eldorado as of the Effective Time. Eldorado shall use commercially reasonable efforts to identify the directors and officers of Foran who will be requested to resign and the persons who will replace such directors and officers and Eldorado shall do so within a reasonable period of time prior to the Effective Date and in any event (i) not less than five Business Days prior to the Final Order, if all Required Regulatory Approvals have been obtained, or (ii) not less than seven Business Days prior to the Effective Date, in all other cases.

SECURITIES LAW CONSIDERATIONS

Interests of Certain Persons in the Arrangement

The directors and executive officers and other related parties of Eldorado and Foran may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Eldorado Shareholders and Foran Securityholders and that may present them with actual or potential conflicts of interests. Other than the interests and benefits described below, none of the directors or officers of Eldorado and Foran or, to the knowledge of the directors and officers of Eldorado or Foran, any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon in connection with the Arrangement or that would materially affect the Arrangement. The Eldorado Board and the Foran Board were aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Eldorado Shareholders and Foran Securityholders, respectively.

Eldorado

All benefits received, or to be received, by directors or executive officers of Eldorado as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Eldorado or as Eldorado Shareholders or Foran Shareholders. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Foran Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

Foran

All benefits received, or to be received, by directors or executive officers of Foran as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Foran or as Foran Securityholders. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Foran Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

The Arrangement Agreement provides that, prior to the Effective Time, Foran may purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance protection no less favourable in the aggregate to the protection provided by the policies maintained by Foran and its Subsidiaries which are in effect immediately prior to the Effective Date, at a cost not exceeding 400% of the annual aggregate premium for the policies maintained by Foran and its Subsidiaries which are in effect immediately prior to the Effective Date providing coverage for a period of six years following the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date. As of and from the Effective Time, Eldorado shall, or shall cause Foran and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date.

Foran Securities Held by Directors and Senior Officers of Foran

The following table sets out the names, positions and Foran securityholdings of the directors and executive officers of Foran owning, or exercising control or direction over, Foran Common Shares, Foran Non-Voting Shares, Foran RSUs, Foran DSUs and Foran Options as of the Foran Record Date. Where known after reasonable inquiry, such Foran securityholdings include any such securities held by the respective associates or affiliates of such directors and executive officers of Foran as of such date.

Name and Position with Foran	Number of Foran Common Shares	Number of Foran Non-Voting Shares	Number of Foran RSUs	Number of Foran DSUs	Number of Foran Options
Daniel Myerson, Executive Chairman and Chief Executive Officer	15,061,448	Nil	Nil	1,328,463	1,155,500
Gilbert Lamarche, Chief Operating Officer	Nil	Nil	127,833	Nil	934,500
James Steels, Chief Financial Officer	205,000	Nil	141,500	Nil	664,500
Brad Bolger, VP, Finance	Nil	Nil	49,500	Nil	410,000
Erin Carswell, VP, Exploration	Nil	Nil	73,417	Nil	428,000
Tracy Aitchson, VP, Human Resources, Health & Safety and Environment and Social Governance	Nil	Nil	51,000	Nil	288,500
Jonathan French, VP, Capital Markets & External Affairs	Nil	Nil	52,667	Nil	501,500
Etienne Ravilet Guzman VP, Legal	Nil	Nil	21,500	Nil	228,250
Samuele Renelli, VP, Technical	Nil	Nil	70,083	Nil	393,000
Anton Cukrov Corporate Secretary & Controller	Nil	Nil	Nil	Nil	281,000
Maurice Tagami, Lead Independent Director	3,271,500	Nil	Nil	349,438	425,000
Majd Bakar, Director	Nil	Nil	Nil	33,000	325,000
Nancy Guay, Director	Nil	Nil	Nil	33,000	325,000
Marie Inkster, Director	37,600	Nil	Nil	33,000	250,000
Jessica McDonald, Director	Nil	Nil	Nil	33,000	375,000
John Munro, Director	Nil	Nil	Nil	23,000	150,000

Name and Position with Foran	Number of Foran Common Shares	Number of Foran Non-Voting Shares	Number of Foran RSUs	Number of Foran DSUs	Number of Foran Options
David Petroff, Director	824,875	Nil	Nil	348,438	325,000
Wayne Wouters, Director	10,000	Nil	Nil	35,036	525,000
TOTAL(1)	19,410,423	Nil	587,500	2,216,375	7,984,750

Notes:

(1)	The directors and senior officers of Foran, together, as of the Foran Record Date, hold an aggregate of 19,410,423 Foran Common Shares and 30,199,048 Foran Securities in each case that will be entitled to be voted at the Foran Meeting. The directors and senior officers of Foran hold Foran Common Shares representing, in the aggregate, approximately 3.6% of the issued and outstanding Foran Common Shares and 3.4% of the issued and outstanding Foran Shares, and Foran Securities representing, in the aggregate, approximately 5.2% of the issued and outstanding Foran Securities that will be entitled to vote at the Foran Meeting, subject to certain exclusions from the “minority approval” votes conducted pursuant to MI 61-101 described under “Securities Law Considerations – Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions” below. Pursuant to the Foran Support Agreements, the directors and senior officers of Foran agreed to, among other things, vote or cause to be voted such Foran Securities in favour of the Arrangement Resolution.

Foran Common Shares

As of the Foran Record Date, (a) the directors and senior officers of Foran beneficially own, control or direct, directly or indirectly, an aggregate of 19,410,423 Foran Common Shares that will be entitled to be voted at the Foran Meeting, representing approximately 3.6% of the issued and outstanding Foran Common Shares as of the Foran Record Date; (b) the directors and senior officers of Eldorado beneficially own, control or direct, directly or indirectly, an aggregate of 4,500 Foran Common Shares that will be entitled to vote at the Foran Meeting, representing less than 0.01% of the issued and outstanding Foran Common Shares as of the Foran Record Date; and (c) to the knowledge of the directors and executive officers of Foran and based on a review of the Form 62-103F3 – Alternative Monthly Reporting System Report filed by BlackRock Inc. (for and on behalf of its investment advisory subsidiaries) on August 8, 2025, BlackRock Inc. owns 44,634,601 Foran Common Shares that will be entitled to be voted at the Foran Meeting, representing approximately 8.3% of the issued and outstanding Foran Common Shares as of the Foran Record Date. BlackRock Inc. is a significant holder of Eldorado Shares. See “General Proxy Matters of Eldorado – Voting Securities of Eldorado and Principal Holders Thereof”.

All of the Foran Common Shares owned or controlled by such directors and senior officers of Foran and such directors and officers, and such shareholders, of Eldorado will be treated in the same manner under the Arrangement as Foran Common Shares held by any other Foran Shareholder.

If the Arrangement is completed, the directors and senior officers of Foran will receive, as a group, in exchange for such Foran Common Shares an aggregate of 2,189,495 Consideration Shares and $194,104.23, less applicable Tax withholdings and deductions.

If the Arrangement is completed, the directors and senior officers of Eldorado and, to the knowledge of Foran, BlackRock Inc., will receive, as a group, in exchange for such Foran Common Shares, an aggregate of 5,035,290 Consideration Shares, representing approximately 2.5% of the Eldorado Shares issued and outstanding as of the Eldorado Record Date, and $446,391.01, less applicable Tax withholdings and deductions.

Foran Non-Voting Shares

As of the Foran Record Date, the directors and senior officers of Foran beneficially own, control or direct, directly or indirectly, no Foran Non-Voting Shares.

Foran RSUs

As of the Foran Record Date, the directors and senior officers of Foran hold 587,500 Foran RSUs that will be entitled to be voted at the Foran Meeting on the Arrangement Resolution.

Each Foran RSU held by the directors and senior officers of the Foran (whether vested or unvested) outstanding immediately prior to the Effective Time shall be deemed to be unconditionally vested and deemed to be transferred by such holder to Foran in exchange for the issuance of one Foran Common Share, subject to applicable Tax withholdings and other source deductions, and each whole Foran RSU shall be immediately cancelled. Such Foran Common Shares will then be treated in the same manner under the Arrangement as Foran Common Shares held by any other Foran Shareholder.

If the Arrangement is completed, the directors and senior officers of the Foran are expected to receive as a group, in exchange for Foran RSUs outstanding at the Effective Time and prior to the deduction of applicable withholdings and deductions, an aggregate of 587,500 Foran Common Shares and, in accordance with the Plan of Arrangement, in exchange for such Foran Common Shares, the directors and senior officers of Foran will receive an aggregate of 66,270 Consideration Shares and $5,875.00, less applicable Tax withholdings and deductions.

Foran DSUs

As of the Foran Record Date, the directors and senior officers of Foran hold 2,216,375 Foran DSUs that will be entitled to be voted at the Foran Meeting on the Arrangement Resolution.

Each Foran DSU held by the directors and senior officers of the Foran (whether vested or unvested) outstanding immediately prior to the Effective Time shall be deemed to be unconditionally vested and deemed to be transferred by such holder to Foran in exchange for the issuance of one Foran Common Share, subject to applicable Tax withholdings and other source deductions. Such Foran Common Shares will then be treated in the same manner under the Arrangement as Foran Common Shares held by any other Foran Shareholder.

If the Arrangement is completed, the directors and senior officers of the Foran are expected to receive as a group, in exchange for Foran DSUs outstanding at the Effective Time and prior to the deduction of applicable withholdings and deductions, an aggregate of 2,216,375 Foran Common Shares and, in accordance with the Plan of Arrangement, in exchange for such Foran Common Shares, the directors and senior officers of Foran will receive an aggregate of 250,007 Consideration Shares and $22,163.75, less applicable Tax withholdings and deductions.

Foran Options

As of the Foran Record Date, the directors and senior officers of Foran hold Foran Options exercisable for an aggregate of 7,984,750 Foran Common Shares that will be entitled to be voted at the Foran Meeting on the Arrangement Resolution. These Foran Options have exercise prices ranging from $1.05 to $6.90 per Foran Common Share.

If the Arrangement is completed and assuming no such directors or senior officers exercise all or a portion of their Foran Options as Exercising Foran Optionholders, each Foran Option held by the directors and senior officers of Foran (whether vested or unvested) outstanding immediately prior to the Effective Time shall be deemed unconditionally vested and exercisable and transferred by the holder thereof to Foran in exchange for Replacement Options to purchase from Eldorado an aggregate of 900,679 Eldorado Shares at exercise prices ranging from approximately $9.31 to $61.17 per Eldorado Share.

Termination and Change of Control Benefits

Foran has entered into executive employment agreements (the “Employment Agreements”) with the following executive officers of Foran which provide that: (i) if the executive officer is terminated without cause; or (ii) if there is a “change of control” (as the term is defined in the Employment Agreements) of Foran, the executive officer may elect to terminate their respective Employment Agreement and employment with Foran within 60 days of such “change of control” by providing Foran six months advance written notice, and, in each such case, such executive officer would be entitled to receive the following amounts and benefits:

Name	Salary ($)	Salary Multiplier	Target Annual Bonus ($)	Bonus Multiplier	Total Obligation ($)
Daniel Myerson, Chief Executive Officer(1)	550,000	2	660,000	2	2,420,000
Gilbert Lamarche, Chief Operating Officer	340,000	2	340,000	2	1,360,000
James Steels, Chief Financial Officer	340,000	2	340,000	2	1,360,000
Brad Bolger, Vice President, Finance	280,000	1	140,000	1	420,000
Erin Carswell, Vice President, Exploration	290,000	1	145,000	1	435,000
Tracy Aitchson, Vice President, Human Resources, Health & Safety and Environment and Social Governance	260,000	1	130,000	1	390,000
Jonathan French Vice President, Capital Markets & External Affairs	240,000	1	120,000	1	360,000
Etienne Ravilet Guzman Vice President, Legal	210,000	1	105,000	1	315,000
Samuele Renelli Vice President, Technical	290,000	1	145,000	1	435,000
TOTAL					7,495,000

Notes:

(1)	Payment obligations to directors and officers of Foran upon a “change of control” are based on target annual bonus in the Employment Agreements.

(2)	Daniel Myerson is engaged by Foran pursuant to a consulting services and secondment agreement (the “Consulting Agreement”) among Foran, Daniel Myerson and Gorilleo Advisors Limited, which provides for the same termination rights and “change of control” benefits as set out in the Employment Agreements. Pursuant to the Consulting Agreement, any payments made to Mr. Myerson, including amounts payable in connection with a change of control, are subject to an additional payment by Foran equal to the employer portion of United Kingdom Class 1 National Insurance Contributions (“NICs”). The employer NIC rate is currently 15% of the applicable payment. The amounts disclosed in the table above do not include such employer NIC payments.

Pursuant to the Employment Agreements and the Consulting Agreement, if the Arrangement is completed and the entitlements are triggered, as described above following the completion of the Arrangement, the above-mentioned executive employees and consultant would be entitled to collectively receive aggregate compensation of approximately $7,495,000.

Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions

Foran is a reporting issuer in each of the provinces and territories of Canada and, accordingly, is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested parties and/or, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of securityholders without their consent.

MI 61-101 provides that, in certain circumstances, where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

A “collateral benefit”, as defined in MI 61-101, includes any benefit that a related party of Foran (which includes the directors and senior officers of Foran) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of Foran. However, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied.

Under MI 61-101, a benefit received by a related party of Foran is not considered to be a “collateral benefit” if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of Foran or an affiliated entity and (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement, (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner, (iii) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (iv) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially owned or exercised control or direction over less than 1% of the outstanding Foran Common Shares, or (B) (x) the related party discloses to an independent committee of Foran the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the Foran Common Shares beneficially owned by the related party, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (B) (x), and (z) the independent committee’s determination is disclosed in this Circular.

If a “related party” receives a “collateral benefit” in connection with the Arrangement, the Arrangement Resolution will also require “minority approval” from the holders of every class of affected securities, in each case voting separately as a class, in accordance with MI 61-101. If “minority approval” is required, the Arrangement Resolution must also be approved by a majority of the votes cast by holders of Foran Common Shares and holders of Foran Non-Voting Shares, voting as a separate class and excluding those votes beneficially owned, or over which control or direction is exercised, by the “related parties” of Foran who receive a “collateral benefit” in connection with the Arrangement.

Certain of the directors and senior officers of Foran hold Foran Options, Foran RSUs and Foran DSUs. If the Arrangement is completed, all Foran RSUs and Foran DSUs held by such directors and senior officers will be unconditionally vested and transferred by such holder to Foran and any Foran Options held by such directors and senior officers, that are not exercised, will be deemed unconditionally vested and exercisable and transferred by the holder thereof to Foran in exchange for Replacement Options. The Foran RSUs and Foran DSUs will be exchanged for Foran Common Shares which will subsequently be exchanged for the Consideration, in accordance with the terms of the Plan of Arrangement, at the Effective Time. In addition, employment agreements or consulting agreements, as applicable, with certain senior officers provide that, if that senior officer’s employment is terminated within a specified period of time in connection with a “change of control” of Foran, the senior officer would be entitled to receive compensation. See “The Arrangement — Interests of Certain Persons in the Arrangement”. The accelerated vesting of Foran Options, Foran RSUs and Foran DSUs and the compensation payable pursuant to the Employment Agreements and the Consulting Agreement may be considered to be “collateral benefits” received by the applicable directors and senior officers of Foran for the purposes of MI 61-101. See “The Arrangement — Plan of Arrangement” and “The Arrangement — Interests of Certain Persons in the Arrangement —Termination and Change of Control Benefits” in this Circular.

Each of Daniel Myerson, Gilbert Lamarche, James Steels, Brad Bolger, Erin Carswell, Tracy Aitchson, Jonathan French, Etienne Ravilet Guzman, Samuele Renelli, Maurice Tagami, Majd Bakar, Nancy Guay, Marie Inkster, Jessica McDonald, John Munro, David Petroff and Wayne Wouters (collectively, the “Foran Directors and Officers”) is a “related party” of Foran by virtue of their role as a director or senior officer of Foran. Following disclosure by management of Foran to the Foran Special Committee of the number of Foran Shares, Foran Options, Foran RSUs and Foran DSUs held by the Foran Directors and Officers and the total consideration that they are expected to receive pursuant to the Arrangement, the Foran Special Committee has determined that, other than Daniel Myerson, Chief Executive Officer and director of Foran, and his respective associated entities, each beneficially own, or exercise control or direction over, less than 1% of the outstanding Foran Shares. Accordingly, such directors and officers will not be considered to have received a “collateral benefit” under MI 61-101.

In the case of Daniel Myerson, Chief Executive Officer and director of Foran, the Foran Special Committee has determined that Daniel Myerson beneficially owns or exercises control or direction over more than 1% of the Foran Shares (calculated in accordance with the provisions of MI 61-101). Upon the completion of the Arrangement: (a) Mr. Myerson will receive a change of control payment under the terms of a certain amended and restated consulting and services agreement, dated October 1, 2025, totaling approximately $2,420,000; (b) his 1,155,500 Foran Options will be accelerated and be exchanged with Replacement Options, assuming that no Foran Options are exercised; and (c) the 1,328,463 Foran DSUs held by Mr. Myerson will be exchanged for Foran Common Shares which will subsequently be exchanged for the Consideration, representing in the aggregate, a value that is greater than 5% of the value of the consideration Mr. Myerson will receive in connection with the Arrangement. Accordingly, the Foran Special Committee has determined that the change of control payment and other benefits Daniel Myerson will receive as a result of the completion of the Arrangement constitutes a collateral benefit under MI 61-101, and any Foran Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by Mr. Myerson must be excluded for purposes of determining whether minority approval of the Arrangement Resolution has been obtained. As of the Foran Record Date, Mr. Myerson holds, or exercised control or direction over, directly or indirectly 15,061,448 Foran Common Shares, 1,155,500 Foran Options and 1,328,463 Foran DSUs. As a result, a total of 15,061,448 Foran Common Shares will be excluded from the “minority approval” votes conducted pursuant to MI 61-101.

To the knowledge of the directors and senior officers of Foran, after reasonable enquiry, there have been no prior valuations (as defined in MI 61-101) prepared in respect of Foran within the 24 months preceding the date of this Circular.

No formal valuation under MI 61-101 must be obtained by Foran with respect to the Arrangement as no interested party (as defined in MI 61-101) would, as a consequence of the Arrangement, directly or indirectly acquire Foran or the business of Foran, or combine with Foran, through an amalgamation, arrangement or otherwise, whether alone or with joint actors.

See “The Arrangement — Interests of Certain Persons in the Arrangement” in this Circular for detailed information regarding the benefits and other payments to be received by each of the directors and senior officers in connection with the Arrangement.

United States Securities Law Considerations

The following discussion is only a general overview of certain requirements of the U.S. Securities Laws that may be applicable to the Consideration Shares and Replacement Options (and the Eldorado Shares underlying the Replacement Options) issuable upon completion of the Arrangement. All holders of such securities are urged to consult with their own legal counsel and professional advisors to ensure compliance with applicable U.S. Securities Laws and state securities Laws.

Further information applicable to U.S. securityholders is disclosed under the heading “General Proxy Information – Information for United States Securityholders.”

The following discussion does not address the Canadian Securities Laws that will apply to the issue of Consideration Shares, Replacement Options or the Eldorado Shares underlying the Replacement Options, or the resale of any such securities, within Canada by Foran Securityholders in the United States. Foran Securityholders in the United States reselling any such securities in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

Eldorado and Foran are each a “foreign private issuer,” as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Securities Exchange Act. It is our intention that the Eldorado Shares to be issued to Foran Securityholders will be listed for trading on TSX and the NYSE following the completion of the Arrangement. However, there can be no assurance that we will be successful in obtaining such listing.

The issuance of the Consideration Shares to Foran Securityholders in exchange for their Foran Shares and the issuance of the Replacement Options to Foran Optionholders in exchange for their Foran Options, in each case pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act, or any U.S. state securities Laws, and will be issued to Foran Securityholders and Foran Optionholders, respectively, in reliance upon the Section 3(a)(10) Exemption. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the registration requirements under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by Law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the interim Order on March 6, 2026 and, subject to the approval of the Arrangement by Foran Securityholders and the approval of the Eldorado Share Issuance Resolution by the Eldorado Shareholders, a hearing on the application for the Final Order on the Arrangement will be held on or about April 9, 2026 by the Court. All Foran Securityholders are entitled to appear and be heard at this hearing. The Final Order will be relied upon as a basis for the exemption from the registration requirements of the U.S. Securities Act under the Section 3(a)(10) Exemption with respect to the Consideration Shares to be issued to Foran Securityholders in exchange for their Foran Shares and the Replacement Options to be issued to Foran Optionholders in exchange for their Foran Options pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed that the parties will so rely upon the Final Order as the basis for the exemption from the registration requirements of the U.S. Securities Act set forth in 3(a)(10) thereof. See “The Arrangement – Court Approval”.

The issuance of the Consideration Shares to Foran Securityholders in exchange for their Foran Shares and the issuance of the Replacement Options to Foran Optionholders in exchange for their Foran Options, in each case, pursuant to the Arrangement, will, therefore, be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption. The Consideration Shares to be received by Foran Securityholders upon completion of the Arrangement may be resold without restriction under the U.S. Securities Act, except by persons who are “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of Eldorado after the Effective Date or who have been affiliates of Eldorado within 90 days prior to the Effective Date. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that directly or indirectly through one or more Intermediaries control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Consideration Shares received by such affiliates or former affiliates of Eldorado will be subject to certain restrictions on resale imposed by the U.S. Securities Act, such that they may not resell such securities in the absence of registration under the U.S. Securities Act or an exemption from such registration, if available, such as the exemptions contained in Rule 144 or the safe harbor provided by Rule 904 of Regulation S.

In general, pursuant to Rule 144 under the U.S. Securities Act, persons who are “affiliates” (as defined in Rule 144) of Eldorado after the Effective Date, or were such affiliates of Eldorado within 90 days prior to the Effective Date, will be entitled to sell, during any three-month period, the Consideration Shares that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer required under Rule 144. Such affiliates will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Eldorado. Unless certain conditions are satisfied, Rule 144 is not available for resales of securities of any issuer (each, a “Shell Company”) that has ever had (i) no or nominal operations and (ii) no or nominal assets other than cash and cash equivalents. If Eldorado were ever to be deemed to be, or to have at any time previously been, a Shell Company, Rule 144 may be unavailable for resales of Eldorado Shares unless and until Eldorado has satisfied the applicable conditions.

In general, under Rule 904 of Regulation S, persons who are “affiliates” (as defined in Rule 144) of Eldorado after the Effective Date, or were affiliates of Eldorado within 90 days prior to the Effective Date, solely by virtue of their status as an officer or director of Eldorado, may sell their Consideration Shares outside the United States in an “offshore transaction” (which would include a sale through the TSX, if applicable) if none of the seller, an “affiliate” (as defined in Rule 144) of the seller or any person acting on their behalf engages in “directed selling efforts” in the United States with respect to such securities and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Also, for purposes of Regulation S, an offer or sale of securities is made in an “offshore transaction” if the offer is not made to a person in the United States and either (a) at the time the buy order is originated, the buyer is outside the United States, or the seller reasonably believes that the buyer is outside of the United States, or (b) the transaction is executed in, on or through the facilities of a “designated offshore securities market” (which would include a sale through the TSX), and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States. Certain additional restrictions are applicable to sales outside the United States by a holder of Consideration Shares who is an “affiliate” (as defined in Rule 144) of Eldorado after the Effective Date, or was such an affiliate of Eldorado within 90 days prior to the Effective Date, other than by virtue of their status as an officer or director of Eldorado.

The Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. As a result, the Eldorado Shares issuable upon exercise of the Replacement Options may not be issued in reliance upon the Section 3(a)(10) Exemption and the Replacement Options may only be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities Laws or pursuant to a registration statement under the U.S. Securities Act.

The Eldorado Shares received upon exercise of the Replacement Options after the Effective Time by holders in the United States who are U.S. Persons will be “restricted securities”, as such term is defined in Rule 144(a)(3) under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available. Subject to certain limitations, any Eldorado Shares received upon exercise of the Replacement Options may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S in an “offshore transaction” (as such term is defined in Regulation S) over the TSX.

Dissent Rights Under the Arrangement

The following is a summary of the provisions of the BCBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court) relating to a Foran Shareholder’s Dissent Rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Foran Shareholder who seeks to exercise any Dissent Rights. This summary is qualified in its entirety by reference to the full text of Sections 237 to 247 of the BCBCA (which is attached as Appendix N to this Circular), as modified by the Plan of Arrangement (which is attached as Appendix C to this Circular), the Interim Order (which is attached at Appendix K to this Circular) and any other order of the Court. The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein.

The statutory provisions dealing with the right of dissent are technical and complex. Any Foran Shareholder seeking to exercise their Dissent Rights should seek independent legal advice, as failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss of any right of dissent. Accordingly, each Foran Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court) and consult a legal advisor.

Pursuant to the Interim Order, Registered Foran Shareholders who are both: (a) registered or beneficial Foran Shareholders as of the Foran Record Date; and (b) registered or beneficial Foran Shareholders as of 5:00 p.m. (Vancouver time) on April 2, 2026 (or 5:00 p.m. (Vancouver time) on the date that is two Business Days prior to the date that any adjournment or postponed Foran Meeting is reconvened, as applicable) may exercise Dissent Rights in respect of the Arrangement under Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court. Foran Shareholders who duly and validly exercise such Dissent Rights and who:

•	are ultimately entitled to be paid fair value by Eldorado for their Dissenting Shares: (1) shall be deemed to not have participated in the Arrangement (other than as it relates to the treatment of Dissenting Shareholders); (2) shall be deemed to have transferred and assigned their Dissenting Shares to Eldorado as of the Effective Time without any further act or formality and free and clear of all Liens; (3) will be entitled to be paid the fair value of such Dissenting Shares by Eldorado, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Foran Meeting; and (4) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Foran Shares; or

•	for any reason are ultimately not entitled to be paid by Eldorado fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting Shareholder and will receive the Consideration on the same basis as every other non-Dissenting Shareholder;

but in no case will Foran, Eldorado, the Depositary or any other person be required to recognize a Dissenting Shareholder as a registered or beneficial holder of such Dissenting Shares or as having any interest therein (other than the Dissent Rights set out in the Plan of Arrangement) at or after the Effective Date, and the names of such Dissenting Shareholders will be deleted from the register of Foran in respect of such Dissenting Shares as of the Effective Time.

Pursuant to Sections 237 to 247 of the BCBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), every Registered Foran Shareholder who duly and validly dissents from the Arrangement Resolution in strict compliance with Section 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, will be entitled to be paid the fair value of the Dissenting Shares held by such Dissenting Shareholder determined as at the point in time immediately before the passing of the Arrangement Resolution.

A Foran Shareholder who wishes to dissent with respect to Foran Shares of which the Foran Shareholder is the beneficial owner must (i) dissent with respect to all of the Foran Shares, if any, of which the person is both the registered holder and beneficial owner, and (ii) cause each Registered Foran Shareholder of any Foran Shares of which the person is a beneficial owner to dissent with respect to all of those Foran Shares.

Non-Registered Foran Shareholders who wish to exercise Dissent Rights must, on or before 5:00 p.m. (Vancouver time) on April 2, 2026 (or on or before 5:00 p.m. (Vancouver time) on the date that is two Business Days prior to any adjournment of the Foran Meeting), arrange for the Registered Foran Shareholder in whose name their Foran Shares are registered to deliver a Notice of Dissent on their behalf or, alternatively, have made arrangements to have their Foran Shares re-registered in their names prior to such time. A Registered Foran Shareholder, such as an Intermediary, who holds Foran Shares as nominee for Non-Registered Foran Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Non-Registered Foran Shareholders with respect to the Foran Shares held for such Non-Registered Foran Shareholders, as described below.

Any Foran Shareholder who wishes to dissent must ensure that a written Notice of Dissent is received by Foran, c/o McCarthy Tétrault LLP, Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, V6C 0C5, Attention: Owais Ahmed by 5:00 p.m. (Vancouver time) on or before April 2, 2026 (or by 5:00 p.m. (Vancouver time) on the date that is two Business Days prior to any adjournment of the Company Meeting), and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Foran Shareholder to fully comply may result in the loss of that holder’s Dissent Rights.

The delivery of a Notice of Dissent does not deprive a Foran Shareholder of the right to vote at the Foran Meeting on the Arrangement Resolution; however, a Foran Shareholder is not entitled to exercise Dissent Rights with respect to any Foran Shares beneficially owned by them if that Foran Shareholder votes (or instructs a proxyholder to vote) any Foran Shares beneficially owned by them in favour of the Arrangement Resolution. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent. The Notice of Dissent should set forth the number of Foran Shares it covers. None of the Foran Equity Award Holders may exercise rights of dissent in respect of such Foran Equity Awards.

A Foran Shareholder as of the Foran Record Date that wishes to exercise Dissent Rights must, prior to 5:00 p.m. (Vancouver time) on the date that is two Business Days prior to the date of the Foran Meeting, or any adjournment or postponement thereof, prepare a Notice of Dissent for himself, herself, or itself if dissenting on their own behalf, and for each other person who beneficially owns Foran Shares registered in the Foran Shareholder’s name and on whose behalf the Foran Shareholder is dissenting, and must dissent with respect to all of the Foran Shares registered in their name beneficially owned by the Non-Registered Foran Shareholder on whose behalf he, she or it is dissenting. The Notice of Dissent must set out the number of Foran Shares in respect of which the Notice of Dissent is being sent (the “Dissenting Shares”) and:

•	if such Dissenting Shares constitute all of the Foran Shares of which the holder is the registered and beneficial owner and the holder owns no other Foran Shares beneficially, a statement to that effect;

•	if such Dissenting Shares constitute all of the Foran Shares of which the holder is both the registered and beneficial owner, but the holder owns additional Foran Shares beneficially, a statement to that effect and the names of the registered holders of Foran Shares, the number of Foran Shares held by each such holder and a statement that written Notices of Dissent are being or have been sent with respect to such other Foran Shares; or

•	if the Dissent Rights are being exercised by a registered holder of Foran Shares on behalf of a beneficial owner of Foran Shares who is not the registered holder, a statement to that effect and the name and address of the beneficial holder of the Foran Shares and a statement that the registered holder is dissenting with respect to all Foran Shares of the beneficial holder registered in such registered holder’s name.

It is a condition to Eldorado’s obligation to complete the Arrangement that persons holding no more than 5% of the issued and outstanding Foran Shares shall have validly exercised Dissent Rights (and not withdrawn such exercise). Each of the Foran Supporting Securityholders has agreed to waive their Dissent Rights as a holder of Foran Shares.

If the Arrangement Resolution is approved by the Foran Securityholders and if Foran notifies the registered holder of Dissenting Shares of Foran’s intention to act upon the Arrangement Resolution, the holder, if he, she or it wishes to proceed with the dissent, is required, within one month after Foran gives such notice, to send to Eldorado the certificates (if any) representing the Dissenting Shares and a written statement that requires Eldorado to purchase all of the Dissenting Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by a Registered Foran Shareholder on behalf of a Non-Registered Foran Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Foran Shareholder becomes a Dissenting Shareholder, and is bound to sell, and Eldorado is bound to purchase, those Foran Shares. Such Dissenting Shareholder may not vote or exercise or assert any rights of a Foran Shareholder in respect of such Dissenting Shares, other than the rights set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, Interim Order and any other order of the Court.

The Dissenting Shareholder and Foran may agree on the payout value of the Dissenting Shares; otherwise, either party may apply to the Court to determine the fair value of the Dissenting Shares. The Court may then determine the payout value of the Dissenting Shares, join in the application of each Dissenting Shareholder who has not agreed with Eldorado on the amount of the payout value of the Dissenting Shares, and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Foran or Eldorado to make an application to the Court. After a determination of the payout value of the Dissenting Shares, Eldorado must then promptly pay that amount to the Dissenting Shareholder. There can be no assurance that the amount a Dissenting Shareholder may receive as fair value for its Foran Shares will be more than or equal to the Consideration under the Arrangement. It should be noted that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a transaction such as the Arrangement is not an opinion as to fair value under the BCBCA.

None of the following shall be entitled to exercise Dissent Rights: (a) a Foran Optionholder, DSU Holder or RSU Holder in respect of such holder’s Foran Options, Foran DSUs and/or Foran RSUs, as applicable; (b) Foran Shareholders who vote in favour of the Arrangement Resolution or have instructed a proxyholder to vote such Foran Shareholders’ Foran Shares in favour of the Arrangement Resolution; and (c) any other person who is not both a registered or beneficial holder of Foran Shares as of the Foran Record Date, and a registered or beneficial holder of Foran Shares as of the deadline for exercising Dissent Rights.

Dissent Rights with respect to Dissenting Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Dissenting Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, the Arrangement Resolution does not pass, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, the Dissenting Shareholder votes in favour of the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with Foran’s written consent. If any of these events occur, Foran must return the share certificates representing the Foran Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Foran Shareholder.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in Sections 237 to 247 of the BCBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, it will lose its Dissent Rights, Eldorado will return to the Dissenting Shareholder the certificates representing the Dissenting Shares that were delivered to Eldorado, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a Foran Shareholder who did not make an election and will be deemed to have elected to receive the Consideration for each Foran Share held.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Foran Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court. It is recommended that Dissenting Shareholders seek independent legal advice.

Information Concerning Eldorado

Eldorado is a corporation existing under the CBCA. Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. Eldorado has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.

The head office of Eldorado is located at Suite 1188, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, and the registered office of Eldorado is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 0A3.

Eldorado is a reporting issuer in all of the provinces and territories of Canada and the Eldorado Shares trade on the TSX under the trading symbol “ELD” and the NYSE under the trading symbol “EGO”.

For further information concerning the business and operations of Eldorado, see Appendix D.

Information Concerning Foran

Foran is a corporation existing under the BCBCA. Foran is a near-term critical minerals producer with its principal business activity being the acquisition, exploration and advancement of mineral resource properties. The McIlvenna Bay project, which has been the primary focus of Foran, is located within documented traditional territory of Peter Ballantyne Cree Nation, comprises the infrastructure and works related to development and exploration activities of Foran, and hosts the McIlvenna Bay Deposit and Tesla Zone.

Foran’s head and registered office is located at Suite 904, 409 Granville Street, Vancouver, British Columbia, V6C 1T2.

Foran is a reporting issuer in all of the provinces and territories of Canada and the Foran Common Shares trade on the TSX under the trading symbol “FOM” and on the OTCQX under the trading symbol “FMCXF”. It is anticipated that, as soon as reasonably practicable after completion of the Arrangement, the Foran Common Shares will be delisted from trading on the TSX and OTCQX and Foran will apply to the applicable Canadian securities regulators to have Foran cease to be a reporting issuer.

For further information concerning the business and operations of Foran, see Appendix E.

Information Concerning Eldorado Following Completion of the Arrangement

Corporate Structure

Immediately following completion of the Arrangement, Eldorado will own all the issued and outstanding Foran Shares and, pursuant to the Arrangement, Foran will be a wholly-owned subsidiary of Eldorado. Eldorado, following the completion of the Arrangement, will continue to be governed by the CBCA. See Appendix O of this Circular for a comparison of shareholders’ rights under the BCBCA and the CBCA.

Immediately following completion of the Arrangement, Eldorado’s corporate structure will be as illustrated below (other than those subsidiaries permitted to be excluded under applicable securities laws):

Description of the Business

Immediately following completion of the Arrangement, Eldorado will hold a 100% indirect interest in the McIlvenna Bay Project in addition to its portfolio of other exploration and development projects (including the Skouries Project) and its four producing mines, being the Lamaque Complex, the Kışladağ Mine, the Efemçukuru Mine and the Olympias Mine.

Except as otherwise described in this section, the business of Eldorado immediately following completion of the Arrangement and information relating to Eldorado immediately following completion of the Arrangement will be that of Eldorado generally disclosed elsewhere in this Circular and the documents incorporated by reference in this Circular.

Description of Share Capital

The authorized share capital of Eldorado immediately following completion of the Arrangement will be the same as the currently authorized share capital of Eldorado and there will be no change in the rights associated with the Eldorado Shares. The authorized share capital of Eldorado consists of an unlimited number of Eldorado Shares without par value. See “Description of Share Capital” in Appendix D of this Circular.

Immediately following completion of the Arrangement, existing Eldorado Shareholders and Former Foran Securityholders will own approximately 75.6% and 24.4% of Eldorado, respectively, assuming no additional Eldorado Shares are issued by Eldorado, no additional Foran Equity Awards are issued by Foran, no Eldorado Options or Foran Options are exercised and no Dissent Rights are exercised, in each case, following the Eldorado Record Date and the Foran Record Date, as applicable, and prior to the Effective Date.

Dividends

Immediately following completion of the Arrangement, there will be no restrictions in Eldorado’s by-laws or elsewhere, other than the customary general solvency requirements, which would prevent Eldorado from paying dividends. See “Dividends” in Appendix D of this Circular.

Principal Securityholders

Except as otherwise disclosed in this Circular, as of the date hereof, to the knowledge of the directors and officers of Eldorado and Foran, immediately following the completion of the Arrangement, there will be no new persons or companies expected to beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to the Eldorado Shares after giving effect to the Arrangement.

Executive Officers and Directors of Eldorado Following Completion of the Arrangement

Executive Officers

Immediately following completion of the Arrangement, the current executive officers of Eldorado are expected to remain as executive officers of Eldorado.

For information regarding the current executive officers of Eldorado, please refer to the Eldorado AGM Circular, which is incorporated by reference into this Circular.

Directors

Immediately following the completion of the Arrangement, it is expected the Eldorado Board will consist of (i) George Burns, (ii) Steven Reid, (iii) Stephen Walker, (iv) Judith Mosely, (v) Carissa Browning, (vi) Hussein Barma, (vii) Samantha Espley, (viii) Sally Eyre, (ix) Teresa Conway, and (x) Daniel Myerson.

Information about the members of the Eldorado Board on completion of the Arrangement who are currently directors of Foran is in the Foran AIF and Foran AGM Circular, each of which is incorporated by reference in this Circular.

Information about the members of the Eldorado Board on completion of the Arrangement who are currently directors of Eldorado is in the Eldorado AIF and the Eldorado AGM Circular, each of which is incorporated by reference in this Circular. The members of the Eldorado Board on completion of the Arrangement will hold office until the first annual meeting of shareholders of Eldorado after the Arrangement, or until their respective successors have been duly elected or appointed.

Additional Executive Leadership and Board Matters

With respect to executive leadership succession, George Burns will retire as Chief Executive Officer in Q3 2026 on the ramp-up toward commercial production at the Skouries Project and Christian Milau, President, will assume the role of Chief Executive Officer. Mr. Burns will remain as a member of the Eldorado Board following his retirement and Mr. Milau will join the Board upon assuming his role as Chief Executive Officer.

Steven Reid, Chair of the Eldorado Board, has indicated his intention, after 13 years of service, to retire from the Eldorado Board at Eldorado’s annual meeting of shareholders in 2027.

Eldorado will specifically continue its process of Board succession and renewal, in line with the transformation of the Company resulting from the completion of the Arrangement.

Following completion of the Arrangement, Daniel Myerson will be appointed as the Deputy Chair of the Eldorado Board at its first regular meeting after the Effective Date.

Compensation

Immediately following the completion of the Arrangement, it is expected that Eldorado will maintain the current policies of Eldorado with respect to executive compensation. Further information regarding executive and director compensation prior to the Arrangement can be found in the documents incorporated by reference in this Circular.

Transfer Agent, Registrar and Auditor

The auditor of Eldorado following completion of the Arrangement will continue to be KPMG LLP and the transfer agent and registrar for the Eldorado Shares in Canada and the United States, respectively, will continue to be Computershare.

Risk Factors

The business and operations of Eldorado following completion of the Arrangement will continue to be subject to the risks currently faced by Eldorado and Foran, as well as certain risks unique to Eldorado following completion of the Arrangement, including those set out under the heading “Risk Factors” in Appendix D of this Circular. Readers should also carefully consider the risk factors related to Eldorado described in the Eldorado AIF and the risk factors related to Foran described in the Foran AIF, each of which is incorporated by reference in this Circular.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations for Shareholders

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to a Foran Shareholder who is a beneficial owner of Foran Common Shares and, for purposes of the Tax Act; (i) holds Foran Common Shares and will hold any Eldorado Shares acquired pursuant to the Arrangement as capital property; (ii) deals at arm’s length with Foran and Eldorado; (iii) is not affiliated with Foran and will not be affiliated with Eldorado; and (iv) who disposes of Foran Common Shares to Eldorado pursuant to the Arrangement (a “Holder”).

Foran Common Shares and Eldorado Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder uses or holds (or is deemed to use or hold) such shares in the course of carrying on a business of buying or selling securities or the Holder has acquired or holds (or deemed to have acquired or hold) such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, in force as of the date hereof, and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from the Canadian federal income tax considerations described in this summary.

This summary is not applicable to Holders who acquired Foran Common Shares pursuant to employee stock options or compensation plans, including in connection with the exercise, settlement or transfer of Foran Options, Foran RSUs or Foran DSUs under the Arrangement. In addition, this summary does not apply to a Holder: (i) that is a “financial institution”, for the purposes of the mark-to-market rules in the Tax Act; (ii) an interest in which is a “tax shelter” or a “tax shelter investment”, each as defined in the Tax Act; (iii) that is a “specified financial institution”, as defined in the Tax Act, (iv) that has made a “functional currency” election under section 261 of the Tax Act; (v) that has entered, or will enter, into a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act with respect to Foran Common Shares or Eldorado Shares; or (vi) that receives dividends on its Eldorado Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act. All such Holders should consult their own tax advisors.

Additional considerations, not discussed in this summary, may be applicable to a Holder that is a corporation resident in Canada and is or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Eldorado Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length (for purposes of the Tax Act), for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Holder should consult its own tax advisor.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them of the Arrangement having regard to their particular circumstances, including the application and effect of the income and other tax Laws of any country, province, territory, state, local or other jurisdiction that may be applicable to the Holder.

Holders Resident in Canada

This part of the summary is applicable only to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”).

Certain Resident Holders whose Foran Common Shares or Eldorado Shares might not otherwise constitute capital property may, in certain circumstances, be eligible to make, or may have already made, an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Foran Common Shares, Eldorado Shares received under the Arrangement and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Holders contemplating such an election should consult their own tax advisors concerning this election.

Disposition of Foran Common Shares Pursuant to the Arrangement

Exchange of Foran Common Shares – No Tax Election

A Resident Holder whose Foran Common Shares are exchanged for the Consideration pursuant to the Arrangement and who does not make a valid Tax Election (as defined herein) with respect to the exchange, will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Foran Common Shares to the Resident Holder immediately before the exchange. Section 85.1 of the Tax Act will not apply to provide a tax-deferred exchange of a Resident Holder’s Foran Common Shares.

For purposes of computing the capital gain or capital loss realized upon the disposition of Foran Common Shares to Eldorado, such a Resident Holder will be considered to have disposed of such Resident Holder’s Foran Common Shares to Eldorado for proceeds of disposition equal to the aggregate of the fair market value, as at the time of the exchange, of the Eldorado Shares and the amount of cash received (including cash received in lieu of a fraction of a share) in consideration therefor. For a description of the treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below.

The cost to the Resident Holder of any Eldorado Shares acquired on the exchange will equal the aggregate fair market value, at the time of the exchange, of the Foran Common Shares disposed of by such Resident Holder, less the aggregate amount of cash received on the exchange. If the Resident Holder separately owns other Eldorado Shares as capital property at that time, the adjusted cost base of all Eldorado Shares owned by the Resident Holder as capital property immediately after the exchange will be determined by averaging the cost of the Eldorado Shares acquired on the exchange with the adjusted cost base of those other Eldorado Shares.

Exchange of Foran Common Shares – Tax Election

The following applies to a Resident Holder who is an Eligible Holder. An Eligible Holder who receives Consideration pursuant to the Arrangement may obtain a full or partial tax deferral in respect of the disposition of Foran Common Shares as a consequence of filing with the CRA (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Holder and Eldorado under subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder which is a partnership, under subsection 85(2) of the Tax Act, provided all members of the partnership jointly elect) and the corresponding provisions of any applicable provincial income tax law (collectively, the “Tax Election”).

In general, an Eligible Holder may select an Elected Amount (as defined below) so as to fully or partially defer realizing a capital gain for the purposes of the Tax Act on the exchange. The “Elected Amount” means the amount selected by an Eligible Holder, subject to the limitations described below, in a Tax Election to be treated as the Eligible Holder’s proceeds of disposition of the Foran Common Shares.

In general, where an election is made, the Elected Amount must comply with the following rules:

(a)	the Elected Amount may not be less than the lesser of: (i) the aggregate adjusted cost base to the Eligible Holder of the Foran Common Shares disposed of, determined at the time of the disposition, and (ii) the aggregate fair market value of the Foran Common Shares at that time;

(b)	the Elected Amount may not be less than the aggregate of the amount of cash received by the Eligible Holder as a result of the disposition (including cash received in lieu of a fraction of a share); and

(c)	the Elected Amount may not exceed the fair market value of the Foran Common Shares at the time of the disposition.

Elected Amounts which do not otherwise comply with the foregoing limitations will automatically be adjusted under the Tax Act so that they are in compliance with such limitations, and the amount so adjusted will be deemed to be the Elected Amount for purposes of the Tax Election.

Where an Eligible Holder and Eldorado make a valid Tax Election, the tax treatment to the Eligible Holder generally will be as follows:

(a)	the Foran Common Shares will be deemed to have been disposed of by the Eligible Holder for proceeds of disposition equal to the Elected Amount;

(b)	if the Elected Amount is equal to the aggregate of the adjusted cost base to the Eligible Holder of the Foran Common Shares, determined at the time of the disposition and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

(c)	to the extent that the Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base of the Foran Common Shares to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss); and

(d)	the aggregate cost to the Eligible Holder of Eldorado Shares acquired as a result of the disposition will equal the amount, if any, by which the Elected Amount exceeds the aggregate of the amount of cash received by the Eligible Holder as a result of the disposition (including cash received in lieu of a fraction of a share), and such cost will be averaged with the adjusted cost base of all other Eldorado Shares, if any, held by the Eligible Holder immediately prior to the disposition as capital property for the purpose of determining thereafter the adjusted cost base of each Eldorado Share held by such Eligible Holder.

Procedure for Making a Tax Election

Eldorado has agreed to make a Tax Election with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) or subsection 85(2) of the Tax Act (or any applicable provincial income tax law). A tax instruction letter (the “Tax Instruction Letter”) providing certain instructions for making a Tax Election will be delivered to a Registered Foran Shareholder that checks the appropriate box on the Letter of Transmittal and submits the Letter of Transmittal to the Depositary in accordance with the procedures set out under the heading “The Arrangement – Procedure for Exchange of Foran Shares for Eldorado Shares”. A Registered Foran Shareholder who has not delivered the Letter of Transmittal by the Effective Time and who becomes entitled to receive Consideration will be provided with a Tax Instruction Letter if such Registered Foran Shareholder delivers the Letter of Transmittal, completed as described in the previous sentence, within 30 days after the Effective Date.

To make a Tax Election, an Eligible Holder must provide the necessary information in accordance with the procedures set out in the Tax Instruction Letter within 120 days after the Effective Date. The information will include the number of Foran Common Shares transferred, the Consideration received and the applicable Elected Amount for the purposes of such election. Eldorado will make a Tax Election only with an Eligible Holder, and at the Elected Amount subject to the limitations set out in subsection 85(1) or subsection 85(2) of the Tax Act (and any applicable provincial tax law).

Subject to the information provided by an Eligible Holder complying with the procedures set out in the Tax Instruction Letter and the provisions of the Tax Act (and any applicable provincial income tax law) and provided the necessary information is received within 120 days after the Effective Date, a Tax Election form will be signed by Eldorado and delivered to the Eligible Holder, within 60 days of receipt of such information by Eldorado, for filing with the CRA (or the applicable provincial tax authority).

Other than the foregoing obligation, neither Eldorado, Foran, nor any successor corporation shall be responsible for the proper completion of any Tax Election form, nor for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such Tax Election form in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial tax law), and each Eligible Holder is solely responsible for ensuring the Tax Election is completed correctly and filed with the CRA (and any applicable provincial tax authority) by the required deadline. In its sole discretion, Eldorado or any successor corporation may choose to sign and deliver a Tax Election form if the necessary information is received by it more than 120 days following the Effective Date, but will have no obligation to do so and no assurances can be given that Eldorado or a successor corporation will do so. Accordingly, all Eligible Holders who wish to make a Tax Election should give their immediate attention to this matter. With the exception of the execution and delivery of completed Tax Election forms by Eldorado within 60 days of receiving the required information from an Eligible Holder in accordance with the procedures set out in the Tax Instruction Letter, compliance with the requirements for making a valid Tax Election will be the sole responsibility of the Eligible Holder making the election.

In order for the CRA to accept a Tax Election without a late filing penalty being paid by an Eligible Holder, the Tax Election form must be received by the CRA on or before the day that is the earliest of the days on or before which either Eldorado or the Eligible Holder (or any partner thereof where the Eligible Holder is a partnership) is required to file an income tax return for the taxation year in which the disposition occurs. Eldorado’s 2026 taxation year is scheduled to end on December 31, 2026. Eldorado’s income tax return is required to be filed within six months of its taxation year end. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines (including, where applicable, provincial deadlines) applicable to their own particular circumstances; however, regardless of such deadlines, information necessary for an Eligible Holder to make a Tax Election must be received by Eldorado in accordance with the procedures set out in the Tax Instruction Letter no later than 120 days after the Effective Date.

Any Eligible Holder who does not ensure that information necessary to make a Tax Election has been received by Eldorado in accordance with the procedures set out in the Tax Instruction Letter within the time period noted above may not be able to benefit from the tax deferral provisions in subsections 85(1) and 85(2) of the Tax Act (or the corresponding provisions of any applicable provincial income tax law). Accordingly, all Eligible Holders who wish to make a Tax Election with Eldorado should give their immediate attention to this matter. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 (archived) issued by the CRA for further information respecting the Tax Election. Eligible Holders wishing to make the Tax Election are urged to consult their own tax advisors without delay. The comments herein with respect to the Tax Election are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing such Resident Holder’s income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a Foran Common Share or an Eldorado Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

Dissenting Resident Holders

A Resident Holder who exercises Dissent Rights in respect of the Arrangement (a “Dissenting Resident Holder”) and who disposes of Foran Shares in consideration for a cash payment from Eldorado will be considered to have disposed of such Resident Holder’s Foran Common Shares for proceeds of disposition equal to the amount received by the Resident Holder (excluding the amount of any interest awarded by a court). The Dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s Foran Common Shares, determined immediately before the disposition of such shares to Eldorado.

A capital gain or capital loss realized by a Dissenting Resident Holder will be treated in the same manner as described above under the subheading “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Interest awarded by a court to a Dissenting Resident Holder will be included in the Holder’s income for purposes of the Tax Act. A Dissenting Resident Holder that throughout the relevant taxation year is a “Canadian-controlled private corporation” or that at any time in the taxation year is or is deemed to be a “substantive CCPC” may be liable to pay an additional tax on “aggregate investment income” and as described below under “Holders Resident in Canada – Other Taxes”.

Resident Holders should consult their own tax advisors with respect to the income tax consequences of exercising their Dissent Rights.

Holding and Disposing of Eldorado Shares

Dividends on Eldorado Shares

Dividends received (or deemed to be received) on Eldorado Shares will be included in the recipient’s income for the purposes of the Tax Act. Such dividends received (or deemed to be received) by a Resident Holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by Eldorado at or prior to the time the dividend is paid, such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. Eldorado intends to designate all dividends on Eldorado Shares as eligible dividends for these purposes.

In the case of a Resident Holder of Eldorado Shares that is a corporation, dividends received (or deemed to be received) on its Eldorado Shares will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received (or deemed to be received) and will generally be deductible in computing the corporation’s taxable income subject to the limitations under the Tax Act. In certain circumstances, a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation may be treated as proceeds of disposition or a capital gain and not as a dividend pursuant to the rules in subsection 55(2) of the Tax Act. Corporate Resident Holders should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

Disposition of Eldorado Shares

A disposition or deemed disposition of an Eldorado Share by a Resident Holder (other than a disposition to Eldorado in circumstances other than a purchase by Eldorado in the open market in the manner in which shares are normally purchased by a member of the public in the open market) will generally result in a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Eldorado Share immediately before the disposition. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” above.

Other Taxes

A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay an additional tax (refundable in certain circumstances) on dividends received (or deemed to be received) on Eldorado Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time in a relevant taxation year, is (or is deemed to be) a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include interest income, net taxable capital gains, and dividends (including deemed dividends) that are not deductible in computing the Resident Holder’s taxable income for the taxation year.

Capital gains realized, or dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts), may give rise to liability for alternative minimum tax under the Tax Act.

Resident Holders should consult their own tax advisors with regard to such other taxes.

Eligibility for Investment

The Eldorado Shares will be qualified investments under the Tax Act at the Effective Time for a trust governed by a registered retirement savings plan, registered retirement income fund, registered disability savings plan, registered education savings plan, tax free savings account, first home savings account (each a “Registered Plan”), or a deferred profit sharing plan, provided that at the Effective Time the Eldorado Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the NYSE) or Eldorado is a “public corporation”, as defined in the Tax Act.

Notwithstanding the foregoing, if the Eldorado Shares are a “prohibited investment” (as defined in the Tax Act) for a particular Registered Plan, the annuitant, holder or subscriber of the particular Registered Plan, as the case may be (the “Controlling Individual”), will be subject to a penalty tax as set out in the Tax Act. The Eldorado Shares will not be a “prohibited investment” for such a Registered Plan provided that the Controlling Individual thereof deals at arm’s length with Eldorado for purposes of the Tax Act and does not have a “significant interest,” as defined in the Tax Act for purposes of the prohibited investment rules, in Eldorado. In addition, the Eldorado Shares will not be a prohibited investment if such securities are “excluded property” for purposes of the prohibited investment rules for a Registered Plan . Resident Holders who intend to hold Eldorado Shares in a Registered Plan should consult their own tax advisors as to whether the Eldorado Shares will be a prohibited investment for such Registered Plans in their particular circumstances.

Persons who intend to hold Eldorado Shares in a Registered Plan or deferred profit sharing plan should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

Holders Not Resident in Canada

This part of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) is neither resident nor deemed to be resident in Canada; (ii) does not, and will not, use or hold, and is not deemed to, and will not be deemed to, use or hold, Foran Common Shares or Eldorado Shares in connection with carrying on a business in Canada; and (iii) is not a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” as defined in the Tax Act. Such Holders should consult their own tax advisors.

Disposition of Foran Common Shares Pursuant to the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or be entitled to deduct any capital loss, realized on a disposition of Foran Common Shares pursuant to the Arrangement unless those Foran Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder.

Generally, a Foran Common Share will not be “taxable Canadian property” of a Non-Resident Holder at a particular time provided that such share is listed on a designated stock exchange, as defined in the Tax Act (which includes the TSX and NYSE) at that time, unless at any time during the 60-month period immediately preceding the particular time: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length (for purposes of the Tax Act), and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of Foran, and (b) more than 50% of the fair market value of the Foran Common Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, Foran Common Shares which are not otherwise taxable Canadian property may in certain circumstances be deemed to be taxable Canadian property to the Non-Resident Holder for the purposes of the Tax Act. Non-Resident Holders whose Foran Common Shares may constitute taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

Even if the Foran Common Shares are considered to be taxable Canadian property to a Non-Resident Holder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Foran Common Shares will not be taken into account in computing the Non-Resident Holder’s income for purposes of the Tax Act if the Foran Common Shares constitute “treaty-protected property”, as defined in the Tax Act. Foran Common Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty or convention to which Canada is a signatory, be exempt from tax under Part I of the Tax Act. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s income tax treaties (but not the U.S. Treaty (as defined below)), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.

In the event that the Foran Common Shares are considered to be taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder on the disposition thereof pursuant to the Arrangement, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Holders Resident in Canada – Disposition of Foran Common Shares Pursuant to the Arrangement – Exchange of Foran Common Shares – No Tax Election” and “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” as if the Non-Resident Holder were a Resident Holder thereunder, unless the Non-Resident Holder is an Eligible Non-Resident and makes a valid Tax Election jointly with Eldorado as described further below. A Non-Resident Holder who disposes of taxable Canadian property is urged to consult such Non-Resident Holder’s own tax advisors regarding any resulting Canadian reporting requirements.

A Non-Resident Holder that is an Eligible Non-Resident and hence an Eligible Holder may make a Tax Election jointly with Eldorado to obtain a full or partial deferral for purposes of the Tax Act of the capital gain that would otherwise be realized on the exchange of Foran Common Shares under the Arrangement depending on the Elected Amount and the Eligible Holder’s adjusted cost base of the Foran Common Shares at the time of the exchange. The procedures and requirements for making a Tax Election and the effects of filing such an election under the Tax Act are as described above for a Resident Holder under the heading “Holders Resident in Canada – Disposition of Foran Common Shares Pursuant to the Arrangement – Exchange of Foran Common Shares – Tax Election”. If an Eligible Non-Resident makes a Tax Election jointly with Eldorado, Eldorado Shares received in exchange for Foran Common Shares that constituted taxable Canadian property to such Eligible Non-Resident will be deemed to be taxable Canadian property to such Eligible Non-Resident throughout the period that begins at the Effective Time and ends on the day that is 60-months after the Effective Time in accordance with the rules in the Tax Act.

Non-Resident Holders should consult their own advisors with respect to the availability and advisability of making a Tax Election.

Dissenting Non-Resident Holders

A Non-Resident Holder who exercises Dissent Rights in respect of the Arrangement (a “Dissenting Non-Resident Holder”) and who disposes of Foran Common Shares in consideration for a cash payment from Eldorado will be considered to have disposed of such Non-Resident Holder’s Foran Common Shares for proceeds of disposition equal to the amount received by such Non-Resident Holder (excluding the amount of any interest awarded by a court). A Non-Resident Holder that is a Dissenting Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition, nor will capital losses arising therefrom be recognized under the Tax Act, unless such Foran Common Shares are, or are deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention (including as a result of the application of the MLI). The same general considerations apply as discussed above under the heading “Holders Not Resident in Canada – Disposition of Foran Common Shares Pursuant to the Arrangement” in determining whether a capital gain will be subject to tax under the Tax Act or whether a capital loss will be recognized under the Tax Act.

Any interest awarded by a court in connection with the Arrangement that is paid or credited to a Dissenting Non-Resident Holder who deals at arm’s length with Foran and Eldorado for purposes of the Tax Act should not be subject to withholding tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the tax implications of exercising their Dissent Rights.

Holding and Disposing of Eldorado Shares

Dividends on Eldorado Shares

Any dividends paid or credited (or deemed to be paid or credited) in respect of Eldorado Shares to a Non-Resident Holder will generally be subject to Canadian withholding tax under the Tax Act at a rate of 25% of the gross amount of such dividends, subject to any reduction pursuant to an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident for purposes of such income tax treaty or convention and in respect of which the Non-Resident Holder is entitled to benefits thereunder. For example, under the current provisions of the Canada-United States Tax Convention (1980), as amended (the “U.S. Treaty”), the withholding rate on any such dividend beneficially owned by a Non-Resident Holder who is a U.S. resident for the purpose of, and who is entitled to all benefits in accordance with the provisions of, the U.S. Treaty, generally is reduced to 15%.

Disposition of Eldorado Shares

A Non-Resident Holder who holds Eldorado Shares that are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of such Eldorado Shares (other than a disposition to Eldorado in circumstances other than a purchase by Eldorado in the open market in the manner in which shares are normally purchased by a member of the public in the open market). The circumstances in which Eldorado Shares may constitute “taxable Canadian property” will be the same as described above for Foran Common Shares under “Holders Not Resident in Canada – Disposition of Foran Common Shares Pursuant to the Arrangement”. In particular, if an Eligible Non-Resident makes a Tax Election jointly with Eldorado, Eldorado Shares received in exchange for Foran Common Shares that constituted taxable Canadian property to such Eligible Non-Resident will be deemed to be taxable Canadian property to such Eligible Non-Resident throughout the period that begins at the Effective Time and ends on the day that is 60-months after the Effective Time in accordance with the rules in the Tax Act.

Even if Eldorado Shares are considered to be “taxable Canadian property” to a Non-Resident Holder, a taxable capital gain or an allowable capital loss resulting from the disposition of Eldorado Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if the Eldorado Shares constitute “treaty-protected property”. Eldorado Shares owned by a Non-Resident Holder will generally be “treaty-protected property” if the gain from the disposition of such property would, because of an applicable income tax treaty or convention, be exempt from tax under Part I of the Tax Act. Non-Resident Holders who will hold Eldorado Shares that may be “taxable Canadian property” are urged to consult their own advisors as to the Canadian income tax consequences of disposing of their Eldorado Shares acquired pursuant to the Arrangement. In the event that Eldorado Shares constitute taxable Canadian property but not “treaty-protected property” to a particular Non-Resident Holder (including as a result of the application of the MLI), the tax consequences as described above under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply. A Non-Resident Holder who disposes of taxable Canadian property is urged to consult such Non-Resident Holder’s own tax advisors regarding any resulting Canadian reporting requirements.

Certain U.S. Federal Income Tax Consequences of the Arrangement

This discussion describes the material U.S. federal income tax considerations for U.S. Holders (as defined below) of the Foran Common Shares with respect to the Arrangement and the subsequent ownership and disposition of Eldorado Shares by such holders. If you are not a U.S. Holder, this discussion does not apply to you. The discussion below is for general purposes only and is not a substitute for a holder’s individual analysis of the tax considerations for the Arrangement and the subsequent ownership and disposition of Eldorado Shares. U.S. Holders of Foran Common Shares are urged to consult their own tax advisors regarding the U.S. (federal, state and local) and non-U.S. tax considerations for these matters in light of their particular circumstances.

This discussion does not address any aspect of U.S. taxation other than U.S. federal income taxation, is not a complete analysis of all potential U.S. federal income tax considerations with respect to the Arrangement or subsequent ownership and disposition of Eldorado Shares received pursuant to the Arrangement, and does not address all tax considerations that may be relevant to holders of Foran Common Shares or of Eldorado Shares or any particular shareholder in light of its particular circumstances. In addition, this summary does not address the U.S. federal alternative minimum tax, the Medicare contribution tax on net investment income, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax consequences of the Arrangement and the subsequent ownership and disposition of Eldorado Shares. This discussion is limited to persons that hold their Foran Common Shares, and will hold their Consideration, as “capital assets” within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment).

The discussion below generally does not address any tax considerations for Foran Shareholders that are subject to special rules under U.S. federal income tax laws, such as banks, financial institutions, or insurance companies; tax-exempt entities, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; persons that hold shares as part of a straddle, synthetic security, hedge or other integrated transaction, conversion transaction, wash sale or other integrated investment; persons who have been, but are no longer, citizens or residents of the United States or former long-term residents of the United States; persons holding shares through a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), an S corporation, or another fiscally transparent entity; dealers in securities, commodities or currencies; traders in securities that elect mark-to-market treatment; grantor trusts; U.S. persons whose “functional currency” is not the U.S. dollar; regulated investment companies and real estate investment trusts; persons who acquired Foran Common Shares pursuant to employee stock options or compensation plans, including in connection with the exercise, settlement or transfer of Foran Options, Foran RSUs or Foran DSUs under the Arrangement; or persons who (i) own (or are deemed to own for U.S. federal income tax purposes) 10% or more of the total combined voting power or value of the shares of Foran or, (ii) will, following the completion of the Arrangement, own (or be deemed to own for U.S. federal income tax purposes) 10% or more of the shares of Eldorado.

This discussion is based on the U.S. Tax Code, the Treasury Regulations promulgated thereunder (“Treasury Regulations”), judicial and administrative interpretations thereof and the U.S. Treaty (as defined above), in each case as in effect on the date of this Circular. Each of the foregoing is subject to change, potentially with retroactive effect, and any such change could affect the U.S. federal income tax considerations described below. Neither Eldorado nor Foran will request a ruling from the Internal Revenue Service (“IRS”) as to the U.S. federal income tax consequences of the Arrangement or any other matter and, thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Foran Common Shares or, after the completion of the transaction described herein, Eldorado Shares, that is:

•	an individual citizen or resident alien of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust validly has elected to be treated as a U.S. person for U.S. federal income tax purposes or if (i) a U.S. court can exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of the Foran Common Shares, or, after the completion of the transaction described herein, Eldorado Shares, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Holders of the Foran Common Shares, or, after the completion of the transaction, Eldorado Shares, that are partnerships, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal income tax considerations for them with respect to the Arrangement and subsequent ownership and disposition of Eldorado Shares.

U.S. Federal Income Tax Consequences Related to the Disposition of Foran Common Shares Pursuant to the Arrangement

Receipt of the Consideration in Exchange for the Foran Common Shares

The exchange by a U.S. Holder of the Foran Common Shares for Eldorado Shares and cash will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that exchanges the Foran Common Shares pursuant to the Arrangement will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar fair market value of the Consideration on the date of receipt by the U.S. Holder received in exchange for the Foran Common Shares pursuant to the Arrangement and (b) the U.S. Holder’s adjusted tax basis in the Foran Common Shares exchanged therefor.

Gain on the disposition of stock in a corporation treated as a passive foreign investment company (a “PFIC”) with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules, discussed more fully below under “– Passive Foreign Investment Company Considerations”. Based on the income, assets, and activities of Foran and its Subsidiaries, Foran believes that it was a PFIC for the taxable year ending December 31, 2025, and expects to be treated as a PFIC for the current taxable year.

Subject to the PFIC rules discussed herein, provided that a U.S. Holder has a valid election to treat Foran as a “qualified electing fund” (a “QEF”) in effect for each taxable year of the U.S. Holder during which Foran was a PFIC and the U.S. Holder held Foran Common Shares, gain or loss on the disposition of the Foran Common Shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held (or is deemed to have held) the Foran Common Shares for more than one year. Long-term capital gains recognized by U.S. Holders that are not corporations generally are eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. The gain or loss generally will be sourced to residency of the U.S. Holder. For U.S. Holders resident in the United States the gain or loss should generally be U.S.-sourced gain or loss. If a U.S. Holder does not have a valid and timely election to treat Foran as a QEF, the rules described below under “– Passive Foreign Investment Company Considerations” may apply to all or a portion of any gain recognized on the exchange.

A U.S. Holder’s adjusted tax basis in the Consideration received in exchange for the Foran Common Shares pursuant to the Arrangement will be equal to the fair market value of such Consideration on the date of receipt. The U.S. Holder’s holding period for the Consideration received pursuant to the Arrangement will begin on the date after the date of receipt.

Receipt of Non-U.S. Dollar Currency

Cash paid in Canadian dollars, if any, pursuant to the Arrangement will be taken into account in determining the taxable gain or loss recognized by a U.S. Holder of the Foran Common Shares in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by the U.S. Holder, regardless of whether the cash is in fact converted into U.S. dollars. The Canadian dollars received, if any, by a U.S. Holder will have a tax basis equal to their U.S. dollar value when the proceeds are received. If the Canadian dollars are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss. A U.S. Holder may have foreign currency gain or loss if the Canadian dollars are converted into U.S. dollars after the date of receipt. In general, foreign currency exchange gain or loss will be treated as ordinary gain or loss sourced to the residency of the U.S. Holder for foreign tax credit purposes. For U.S. Holders resident in the United States the gain should be U.S.-sourced gain.

Passive Foreign Investment Company Considerations

Certain adverse tax consequences could apply to a U.S. Holder if Foran is treated as a PFIC. In general, a non-U.S. corporation will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds such corporation’s shares, either (i) at least 75% of the non-U.S. corporation’s gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of its assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes, among other things, dividends, interest, rents or royalties (other than certain rents or royalties derived from the active conduct of a trade or business), annuities, and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If Foran were classified as a PFIC for any taxable year that a U.S. Holder held the Foran Common Shares, Foran generally would continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding years, even if Foran ceased to satisfy the requirements for being a PFIC. In addition, a U.S. Holder would be treated as owning a proportionate interest in the shares of any non-U.S. subsidiaries treated as PFICs and would be subject to the PFIC rules on a separate basis with respect to its indirect interests in any such lower-tier PFICs. If Foran were treated as a PFIC with respect to a U.S. Holder, then such U.S. Holder generally would be subject to adverse tax consequences upon the exchange of Foran Common Shares pursuant to the Arrangement.

Based on the income, assets, and activities of Foran and its Subsidiaries, Foran believes that it was a PFIC for the taxable year ending December 31, 2025, and expects to be treated as a PFIC for the current taxable year. The PFIC determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond Foran’s control, including the value of Foran’s assets and the amount and type of Foran’s income. Accordingly, there can be no assurance that the IRS will agree with this belief regarding PFIC status.

If Foran were treated as a PFIC for any taxable year during which a U.S. Holder held the Foran Common Shares, and the U.S. Holder did not make certain elections as discussed below, then gain recognized by such U.S. Holder upon the sale or other disposition of the Foran Common Shares, including by reason of the receipt of the Consideration in exchange for the Foran Common Shares pursuant to the Arrangement, would be allocated ratably over such holder’s holding period for the Foran Common Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before Foran became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate on ordinary income in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the resulting tax liability.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the U.S. Tax Code and the “Mark-to-Market Election” under Section 1296 of the U.S. Tax Code), such elections are available in limited circumstances and must be made in a timely manner. A U.S. Holder that made a timely and effective QEF Election or Mark-to-Market Election with respect to Foran generally would not be subject to the rules described in the preceding paragraph with respect to a sale or disposition of the Foran Common Shares for taxable years in which the QEF Election or Mark-to-Market Election was in effect (subject to special rules for any pre-election period). For a Mark-to-Market Election, the gain would generally be treated as ordinary income, with any loss treated as ordinary loss only to the extent of net mark-to-market gains previously included in income, and any excess loss treated as a capital loss (subject to applicable limitations). U.S. Holders are urged to consult their own tax advisers about such elections.

U.S. Holders are urged to consult their own tax advisers regarding the possible PFIC status of Foran for any relevant taxable year and the tax considerations relevant to the exchange of the Foran Common Shares pursuant to the Arrangement.

U.S. Dissenting Holders

A Dissenting Holder that is a U.S. Holder (a “U.S. Dissenting Holder”) generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the amount received by such U.S. Holder in exchange for Foran Common Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income), and (ii) the adjusted tax basis of such U.S. Holder in such Foran Common Shares surrendered.

Gain on the disposition of stock in a corporation treated as a PFIC with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules, discussed more fully above under “– Passive Foreign Investment Company Considerations”. Based on the income, assets, and activities of Foran and its Subsidiaries, Foran believes that it was a PFIC for the taxable year ending December 31, 2025, and expects to be treated as a PFIC for the current taxable year. Subject to the PFIC rules discussed herein, provided that a U.S. Holder has a valid election to treat Foran as a QEF in effect for each taxable year of the U.S. Holder during which Foran was a PFIC and the U.S. Holder held Foran Common Shares, gain or loss on the disposition of the Foran Common Shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held (or is deemed to have held) the Foran Common Shares for more than one year. Long-term capital gains recognized by U.S. Holders that are not corporations generally are eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. The gain or loss generally will be sourced to residency of the U.S. Holder. For U.S. Holders resident in the United States the gain or loss should generally be U.S.-sourced gain or loss. If a U.S. Holder does not have a valid and timely election to treat Foran as a QEF, the rules described above under “– Passive Foreign Investment Company Considerations” may apply to all or a portion of any gain recognized on the exchange. It is possible that the IRS may take the position that some portion of the amounts received by a U.S. Dissenting Holder should be treated as interest or as otherwise being subject to taxation as ordinary income.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, gains recognized on the sale of stock or debt of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose. However, in the case of a U.S. Holder eligible for benefits under the U.S. Treaty, gain should generally be eligible to be re-sourced under the U.S. Treaty as foreign source gain for U.S. federal income tax purposes to the extent such gain is subject to withholding tax in Canada.

In addition, the limitation on foreign tax credit allowed to a U.S. person is calculated separately with respect to specific categories of income. Alternatively, a U.S. Holder may generally take a deduction for any Canadian income taxes if the U.S. Holder does not elect to claim a foreign tax credit for any non-U.S. taxes paid during the taxable year. The foreign tax credit rules are complex, and each U.S. Dissenting Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding Requirement

Information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to a noncorporate U.S. Holder within the United States, and the payment of proceeds to a noncorporate U.S. Holder from the sale of Foran Common Shares effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if a U.S. Holder fails to comply with applicable certification requirements or (in the case of dividend payments) is notified by the IRS that the U.S. Holder has failed to report all interest and dividends required to be shown on the U.S. Holder’s federal income tax returns.

Payment of the proceeds from the sale of Foran Common Shares effected at a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a non-U.S. office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. Holder’s income tax liability by filing a refund claim with the IRS.

U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of the Eldorado Shares Received Pursuant to the Arrangement

Distributions on Eldorado Shares

Subject to the discussion below under “– Passive Foreign Investment Company Considerations”, under the United States federal income tax laws, the gross amount of any distribution Eldorado pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) to a U.S. Holder, other than certain pro-rata distributions of Eldorado shares, will be treated as a dividend that is subject to United States federal income taxation. Dividends that constitute qualified dividend income to a noncorporate U.S. Holder will be taxable to such U.S. Holder at the preferential rates applicable to long-term capital gains provided that such U.S. Holder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends that Eldorado pays with respect to the Eldorado Shares generally will be qualified dividend income provided that, in the year that a U.S. Holder receives the dividend, Eldorado is eligible for the benefits of the U.S. Treaty and provided further that Eldorado is not classified as a PFIC (as discussed below) for the taxable year during which Eldorado pays the applicable dividend or for the preceding taxable year. Eldorado believes that it is currently eligible for the benefits of the U.S. Treaty and therefore expects that dividends on the Eldorado Shares will be qualified dividend income, but there can be no assurance that Eldorado will continue to be eligible for the benefits of the U.S. Treaty.

A U.S. Holder must include any Canadian tax withheld from the dividend payment in this gross amount even though the U.S. Holder does not in fact receive it. The dividend is taxable to a U.S. Holder when the U.S. Holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a U.S. Holder must include in its income will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Holder includes the dividend payment in income to the date such U.S. Holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be treated as income or loss sourced to the residency of the U.S. Holder for foreign tax credit limitation purposes. For U.S. Holders resident in the United States the gain should be U.S.-sourced gain. Distributions in excess of Eldorado’s current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Eldorado Shares and thereafter as capital gain. However, Eldorado does not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, a U.S. Holder should expect to generally treat distributions Eldorado makes as dividends.

Subject to certain limitations, the Canadian tax withheld in accordance with the Tax Act and the U.S. Treaty and paid over to Canada will be creditable or deductible against a U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to a U.S. Holder under Canadian law or under the U.S. Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability.

Dividends paid on Eldorado Shares will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to a U.S. Holder.

Sale, Redemption or Other Taxable Dispositions of Eldorado Shares

Subject to the discussion below under “– Passive Foreign Investment Company Considerations”, a U.S. Holder that sells or otherwise disposes of Eldorado Shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the adjusted tax basis, determined in U.S. dollars, in the U.S. Holder’s Eldorado Shares. Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Similar to the discussion above under “— U.S. Federal Income Tax Consequences Related to the Disposition of Foran Common Shares Pursuant to the Arrangement — Passive Foreign Investment Company Considerations,” certain adverse tax consequences could apply to a U.S. Holder if Eldorado is treated as a PFIC. In general, a non-U.S. corporation will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds such corporation’s shares, either (i) at least 75% of the non-U.S. corporation’s gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of its assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes, among other things, dividends, interest, rents or royalties (other than certain rents or royalties derived from the active conduct of a trade or business), annuities, and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If Eldorado were classified as a PFIC for any taxable year that a U.S. Holder held the Eldorado Shares, Eldorado generally would continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding years, even if Eldorado ceased to satisfy the requirements for being a PFIC. In addition, a U.S. Holder would be treated as owning a proportionate interest in the shares of any non-U.S. subsidiaries treated as PFICs and would be subject to the PFIC rules on a separate basis with respect to its indirect interests in any such lower-tier PFICs. If Eldorado were treated as a PFIC with respect to a U.S. Holder, then such U.S. Holder generally would be subject to adverse tax consequences on the ownership and disposition of Eldorado Shares received pursuant to the Arrangement.

Based on the income, assets, and activities of Eldorado and its subsidiaries, Eldorado does not believe that it was a PFIC for the taxable year ending December 31, 2025, and it does not expect to be treated as a PFIC for the current taxable year. The PFIC determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond Eldorado’s control, including the value of Eldorado’s assets and the amount and type of Eldorado’s income. Accordingly, there can be no assurance that Eldorado will not be classified as a PFIC for any taxable year or that the IRS will agree with this belief regarding PFIC status.

If Eldorado were a PFIC for any taxable year during which a U.S. Holder held Eldorado Shares, and the U.S. Holder did not make certain elections as discussed below, then gain recognized by such U.S. Holder upon a sale or other disposition of Eldorado Shares would be allocated ratably over such holder’s holding period for Eldorado Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before Eldorado became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate on ordinary income in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the resulting tax liability.

If Eldorado were a PFIC for any taxable year during which a U.S. Holder held Eldorado Shares, and the U.S. Holder did not make certain elections as discussed below, then any “excess distribution” would be allocated to taxable years and subject to taxation in the same manner as gain, described immediately above. Distributions made in respect of Eldorado Shares during a taxable year will be excess distributions to the extent they exceed 125% of the average of the annual distributions on Eldorado Shares received by the U.S. Holder during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter. The favorable tax rates generally applicable to long-term capital gains discussed above with respect to dividends paid to noncorporate U.S. Holders would not apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the U.S. Tax Code and the “Mark-to-Market Election” under Section 1296 of the U.S. Tax Code), such elections are available in limited circumstances and must be made in a timely manner. U.S. Holders are urged to consult their own tax advisers about such elections.

U.S. Holders should be aware that, for each tax year, if any, that Eldorado is a PFIC, Eldorado can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to Eldorado or any subsidiary that also is classified as a PFIC. Subject to certain exceptions, if a U.S. Holder were to own Eldorado Shares during any taxable year in which Eldorado is a PFIC, that holder generally will be required to file IRS Form 8621 both with respect to Eldorado and with respect to any lower-tier PFICs. The failure to file Form 8621 may suspend the running of the statute of limitations for U.S. federal income tax purposes.

U.S. Holders are urged to consult their own tax advisers regarding the possible PFIC status of Eldorado for any relevant taxable year and the tax considerations relevant to the ownership of the Eldorado Shares.

Information with Respect to Foreign Financial Assets

A U.S. Holder that owns “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. U.S. Holders are urged to contact their tax advisors regarding this filing requirement.

Information Reporting and Backup Withholding Requirement

Similar information reporting and backup withholding rules, discussed above under “ – U.S. Federal Income Tax Consequences Related to the Disposition of Foran Common Shares Pursuant to the Arrangement — Information Reporting and Backup Withholding Requirement,” will apply with respect to payments of dividends, as well as on the proceeds from the sale, redemption or other taxable disposition of the Eldorado Shares.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER. SHAREHOLDERS THAT ARE U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTION DESCRIBED HEREIN, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

RISK FACTORS

Eldorado Shareholders who vote in favour of the Eldorado Share Issuance Resolution and Foran Securityholders who vote in favour of the Arrangement Resolution will be choosing to endorse the proposed acquisition of all issued and outstanding Foran Shares by Eldorado. In addition to the risk factors present in each of Eldorado’s and Foran’s businesses, described under the heading “Risk Factors” in the Eldorado AIF and Foran AIF, which are incorporated by reference herein, Eldorado Shareholders and Foran Securityholders should carefully consider the following risk factors specifically associated with the Arrangement, an investment in Eldorado Shares and an investment in Foran, including the fact that the Arrangement may not be completed, if among other things, the Eldorado Share Issuance Resolution is not approved at the Eldorado Meeting, the Arrangement Resolution is not approved at the Foran Meeting or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived, as applicable. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Circular, Appendix D and Appendix E including the documents incorporated by reference herein and documents filed by Eldorado and Foran pursuant to applicable Laws from time to time.

The Arrangement May Not Be Completed

Each of Eldorado and Foran has the right to terminate the Arrangement Agreement in certain circumstances. In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Eldorado or Foran. Among other things, the Arrangement is conditional upon the approval of the Arrangement Resolution by Foran Securityholders, the Eldorado Share Issuance Resolution by Eldorado Shareholders, Required Regulatory Approvals (including the Competition Act Approval) and Court Approval. Accordingly, there can be no assurance that any or all such approvals will be obtained and there is no certainty that the Arrangement will be completed in accordance with the terms and conditions and any approvals could have an adverse effect on the business, financial conditions or results of operations of Foran, Eldorado or Eldorado immediately following completion of the Arrangement.

Arrangement Agreement May be Terminated

Each of Eldorado and Foran has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Eldorado or Foran provide any assurances that the Arrangement Agreement will not be terminated before the completion of the Arrangement. For instance, either Eldorado or Foran has the right, in certain circumstances, to terminate the Arrangement Agreement in the event of a Foran Material Adverse Effect or an Eldorado Material Adverse Effect. There is no assurance that a Foran Material Adverse Effect or an Eldorado Material Adverse Effect will not occur before the Effective Date, in which case Eldorado or Foran could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

Eldorado and Foran may each be subject to a number of material risks relating to the Arrangement not being completed, including the following:

(a)	certain costs related to the Arrangement, such as legal, financial advisor and accounting fees must be paid by Eldorado and Foran even if the Arrangement is not completed;

(b)	if the Arrangement is not completed, the market price of Eldorado Shares or Foran Common Shares may be adversely affected;

(c)	if the Arrangement Agreement is terminated and the Eldorado Board or the Foran Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid pursuant to the Arrangement;

(d)	under certain circumstances, Eldorado may be required to pay the Eldorado Termination Fee to Foran; and

(e)	under certain circumstances, Foran may be required to pay the Foran Termination Fee to Eldorado.

Foran May Receive a Foran Superior Proposal

Foran is subject to customary non-solicitation provisions under the Arrangement Agreement pursuant to which Foran is restricted from soliciting, assisting, initiating, encouraging, or otherwise knowingly facilitating or entering into any form of agreement, arrangement or understanding that constitutes, or that may be reasonably be expected to constitute or lead to, a Foran Acquisition Proposal, except that Foran is permitted, subject to limitations set out in the Arrangement Agreement, to engage with a party making a Foran Acquisition Proposal that the Foran Board determines constitutes or would reasonably be expected to constitute a Foran Superior Proposal. Furthermore, in limited circumstances, prior to receiving securityholder approval, the Foran Board may effect a change of its recommendation if it determines in good faith that a Foran Acquisition Proposal constitutes a Foran Superior Proposal.

Under specified circumstances, upon termination of the Arrangement Agreement in connection with a Foran Superior Proposal, Foran may be required to pay Eldorado a termination fee of $200,000,000. These provisions could affect the decision by a third party to make a competing acquisition proposal, including the structure, pricing and terms proposed by a third party seeking to acquire or amalgamate with Foran.

Eldorado May Receive an Eldorado Superior Proposal

Eldorado may receive an Eldorado Acquisition Proposal that the Eldorado Board determines constitutes an Eldorado Superior Proposal. Under specified circumstances, upon termination of the Arrangement Agreement in connection with an Eldorado Superior Proposal, Eldorado may be required to pay Foran a termination fee of $250,000,000. These provisions could affect the decision by a third party to make an acquisition proposal, including the structure, pricing and terms proposed by a third party seeking to acquire or amalgamate with Eldorado.

Possible Failure to Realize Anticipated Benefits of the Arrangement

Eldorado and Foran are proposing to complete the Arrangement for a variety of reasons, including to combine the assets of both companies to realize certain benefits, including those set forth in this Circular under the heading “The Arrangement – Reasons for the Arrangement”. This integration will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to Eldorado following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees or directors and the disruption of ongoing business and employee relationships that may adversely affect the ability of Eldorado to achieve the anticipated benefits of the Arrangement as well as any anticipated benefits from possible future acquisitions.

Satisfaction of Conditions Precedent

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Eldorado and Foran, including, among other things, completion of the Arrangement is subject to the approval of the Court, the approval of the Arrangement Resolution by the Foran Securityholders, the approval of the Eldorado Share Issuance Resolution by Eldorado Shareholders and obtaining the Required Regulatory Approvals (including Competition Act Approval). A substantial delay in obtaining the Required Regulatory Approvals or the imposition of unfavourable terms or conditions to the Required Regulatory Approvals could delay the Effective Date and may adversely affect the business, financial condition or results of Foran, Eldorado or Eldorado on completion of the Arrangement. Each Party’s obligation to complete the Arrangement is also subject to the accuracy of the representations and warranties of the other Party (subject to certain qualifications and exceptions) and the performance in all material respects of the other Party’s covenants under the Arrangement Agreement.

There is no certainty, nor can Foran or Eldorado provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If for any reason the Arrangement is not completed, or is materially delayed, the market price of the Foran Shares or the Eldorado Shares may be adversely affected. In addition, if the Arrangement is not completed, Foran or Eldorado could be subject to litigation related to the failure to complete the Arrangement or to require Foran or Eldorado to perform their respective obligations under the Arrangement Agreement.

Risks Related to the Businesses of Eldorado and Foran

Each of the businesses of Eldorado and Foran are subject to significant risks. While each of Eldorado and Foran have completed due diligence investigations, including reviewing technical, environmental, legal, tax accounting, financial and other matters, on the other Party, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on Eldorado and the combined assets of Eldorado and Foran following the Arrangement and may have a negative impact on the value of the Eldorado Shares.

Eldorado and Foran Expect to Each Incur Significant Costs Associated with the Arrangement

Each of Eldorado and Foran will incur significant direct transaction costs in connection with the Arrangement. While such costs were anticipated, actual direct transaction costs incurred in connection with the Arrangement may be higher than expected. Moreover, certain of Eldorado’s and Foran’s costs related to the Arrangement, including legal, financial advisory services, accounting, printing and mailing costs, must be paid even if the Arrangement is not completed.

Dissent Rights

Foran Shareholders have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Foran Shares in cash in connection with the Arrangement in accordance with the BCBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement and the Final Order. If there are a significant number of Foran Dissenting Shareholders, a substantial cash payment may be required to be made to such Foran Shareholders that could have an adverse effect on Eldorado’s financial condition and cash resources if the Arrangement is completed. If, as of the Effective Date, the aggregate number of Foran Shares in respect of which Foran Shareholders have duly and validly exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, exceeds 5% of the Foran Common Shares then outstanding, Eldorado is entitled, in its discretion, not to complete the Arrangement. See “Securities Law Considerations – Dissent Rights under the Arrangement”.

The Eldorado Shares Issued in Connection with the Arrangement May Have a Market Value Different Than Expected

Pursuant to the Arrangement, each Foran Shareholder (other than Dissenting Shareholders and Eldorado or any of its affiliates) and Foran Equity Award Holder, including Foran Securityholders who receive Foran Common Shares issued upon conversion of the Foran Non-Voting Shares and exchange of the Foran RSUs and Foran DSUs in accordance with the Plan of Arrangement, will receive the Consideration, representing 0.1128 of an Eldorado Share and $0.01 in cash for each Foran Common Share held, subject to adjustment for fractional shares. Because the exchange ratio under the Arrangement will not be adjusted to reflect any changes in the market value of Eldorado Shares or the Foran Common Shares, the market values of the Eldorado Shares and the Foran Common Shares at the Effective Time may vary significantly from the values at the date of this Circular. If the market price of Eldorado Shares declines, the value of the Consideration received by Foran Securityholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Eldorado, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, general market and economic conditions, changes in the prices of gold or copper and other factors over which neither Eldorado nor Foran has control.

The Consideration Is Fixed and Will Not Be Adjusted in the Event of any Change in Either of Foran’s or Eldorado’s Respective Share Prices

Upon closing of the Arrangement, each Foran Shareholder (other than Dissenting Shareholders and Eldorado or any of its affiliates) and Foran Equity Award Holders, including holders of Foran Non-Voting Shares who receive Foran Common Shares issued upon conversion of the Foran Non-Voting Shares and Foran RSU Holders and Foran DSU Holders who receive Foran Common Shares in exchange for the Foran RSUs and Foran DSUs, respectively, in accordance with the Plan of Arrangement, will receive the Consideration, representing, 0.1128 of an Eldorado Share and $0.01 in cash for each Foran Common Share held, subject to adjustment for fractional shares. The Consideration is fixed in the Plan of Arrangement and will not be adjusted for changes in the market price of either the Foran Common Shares or the Eldorado Shares. Changes in the price of the Foran Common Shares prior to the consummation of the Arrangement will affect the market value that Foran Shareholders will be entitled to receive upon closing. Neither Foran nor Eldorado is permitted to terminate the Arrangement Agreement solely because of changes in the market price of either Party’s common shares. Share price changes may result from a variety of factors (many of which are beyond Eldorado’s or Foran’s control), including the risk factors identified in the Foran AIF and the Eldorado AIF, respectively.

Income Tax Laws

There can be no assurance that the CRA, the IRS or other applicable taxing authorities will agree with the Canadian and U.S. federal income tax consequences of the Arrangement, as applicable, as summarized in this Circular. Furthermore, there can be no assurance that applicable Canadian and U.S. income Tax Laws, regulations or Tax treaties will not be changed or interpreted in a manner, or that applicable taxing authorities will not take administrative positions, that are adverse to Foran Securityholders in respect of the Arrangement or to Eldorado and its securityholders following completion of the Arrangement. Such taxation authorities may also disagree with how Eldorado or Foran calculate or have in the past calculated their income for income tax purposes.

Sale of Foran Common Shares under the Arrangement is Generally a Taxable Transaction

The sale of Foran Common Shares under the Arrangement may be a taxable transaction for Foran Shareholders and, as a result, Taxes will generally be required to be paid by such Foran Shareholders on any gain that results from the sale of Foran Common Shares under the Arrangement. However, with respect to Canadian federal income tax, in the case of an Eligible Holder, a Tax Election can be made by the Eligible Holder and Eldorado to defer all or a portion of such gain. Foran Shareholders are advised to carefully read the summaries of certain Canadian and U.S. federal income tax considerations under “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations for Shareholders” and “Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement” and to consult with their own tax advisors to determine the Tax consequences of the Arrangement to them.

Future Dividends on Eldorado Shares

There can be no assurance as to future dividend payments by Eldorado on the Eldorado Shares and the level thereof, including any potential increase or decrease (subject to approval of the board of directors of Eldorado on completion of the Arrangement) following completion of the Arrangement, as Eldorado’s dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by Eldorado and its Subsidiaries, financial requirements for Eldorado’s operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the CBCA for the declaration and payment of dividends.

Eldorado May Be Subject to Significant Capital Requirements Associated with its Expanded Portfolio of Development Projects

Eldorado must be able to utilize available financing sources to finance its growth and sustain capital requirements. Eldorado could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, Eldorado’s cost of raising capital in the future may be adversely affected. In addition, if Eldorado is required to make significant interest and principal payments resulting from a debt financing, Eldorado’s financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in completing its development projects or the incurring of capital costs that are significantly higher than estimated could have a significant adverse effect on Eldorado’s results of operations and financial condition. If additional capital is raised by the issuance of Eldorado Shares following completion of the Arrangement, Foran Securityholders may suffer dilution.

OTHER MATTERS

Other Business

The management of Eldorado and Foran know of no amendment, variation or other matter to come before the Eldorado Meeting or the Foran Meeting, respectively, other than the matters referred to in the Eldorado Notice of Meeting and the Foran Notice of Meeting. However, if any other matter properly comes before either the Eldorado Meeting or the Foran Meeting, the accompanying applicable proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

Other Material Facts

There are no other material facts relating to the Arrangement not disclosed elsewhere in this Circular.

ADDITIONAL INFORMATION

Additional information relating to Eldorado is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Eldorado Shareholders may contact Eldorado at Suite 1188, 550 Burrard Street, Bentall 5, Vancouver, British Columbia, V6C 2B5 to request copies of Eldorado’s financial statements and management’s discussion and analysis. Copies of this Circular and the Eldorado Meeting Materials may also be found under Eldorado’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Financial information is provided in the Eldorado Annual Financial Statements and management’s discussion and analysis for its most recently completed financial year which are filed on SEDAR+ and on EDGAR.

Additional information relating to Foran is available on SEDAR+ at www.sedarplus.ca. Foran Securityholders may contact Foran at Suite 904, 409 Granville Street, Vancouver, British Columbia, V6C 1T2 to request copies of Foran’s financial statements and management’s discussion and analysis. Copies of this Circular and the Foran Meeting Materials may also be found under Foran’s profile on SEDAR+ at www.sedarplus.ca.

Financial information is provided in the Foran Annual Financial Statements and management’s discussion and analysis for its most recently completed financial year which are filed on SEDAR+.

ELDORADO DIRECTORS’ APPROVAL

The contents and the sending of the Eldorado Notice of Meeting and this Circular have been approved by the Eldorado Board.

DATED: March 6, 2026

ON BEHALF OF THE BOARD OF DIRECTORS
OF ELDORADO GOLD CORPORATION

/s/ Steven Reid
Steven Reid Chair of the Board

FORAN’S DIRECTORS’ APPROVAL

The contents and the sending of the Foran Notice of Meeting and this Circular have been approved by the Foran Board.

DATED: March 6, 2026

ON BEHALF OF THE BOARD OF DIRECTORS
OF FORAN MINING CORPORATION

/s/ Daniel Myerson
Daniel Myerson Chief Executive Officer and Executive Chairman

CONSENT OF BMO Nesbitt Burns Inc.

DATED: March 6, 2026

To the Board of Directors of Eldorado Gold Corporation

We refer to the fairness opinion dated February 1, 2026, which we prepared for the board of directors of Eldorado Gold Corporation (“Eldorado”) in connection with the arrangement involving the acquisition by Eldorado of all the issued and outstanding common shares of Foran Mining Corporation (“Foran”), including the common shares to be issued upon conversion of the non-voting shares of Foran, in accordance with the arrangement.

We hereby consent to the references in the joint information circular dated March 6, 2026 (the “Circular”) to our firm name and to our fairness opinion contained under the headings “Glossary of Terms”, “Eldorado Shareholders - Questions and Answers", "Summary - Reasons for the Arrangement", "Summary - BMO Capital Markets Fairness Opinion", "Summary - Eldorado Board Recommendation", "The Arrangement - Background to the Arrangement", "The Arrangement - BMO Capital Markets Fairness Opinion", "The Arrangement - Eldorado Board Recommendation" and "The Arrangement - Reasons for the Arrangement" and the inclusion of our fairness opinion as Appendix F of the Circular and the filing thereof with the applicable Canadian and U.S. securities regulatory authorities.

Our fairness opinion was given as at February 1, 2026 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Eldorado shall be entitled to rely upon our fairness opinion.

BMO NESBITT BURNS INC.

/s/ BMO Nesbitt Burns Inc.
Authorized Signatory

CONSENT OF RBC Dominion Securities Inc.

DATED: March 6, 2026

To the Board of Directors of Eldorado Gold Corporation

We refer to the fairness opinion dated February 1, 2026, which we prepared for the special committee of Eldorado Gold Corporation (“Eldorado”) in connection with the arrangement involving the acquisition by Eldorado of all the issued and outstanding common shares of Foran Mining Corporation (“Foran”), including the common shares to be issued upon conversion of the non-voting shares of Foran, in accordance with the arrangement.

We hereby consent to the references in the joint information circular dated March 6, 2026 (the “Circular”) to our firm name and to our Fairness Opinion contained under the headings “Glossary of Terms”, “Eldorado Shareholders - Questions and Answers", "Summary - Reasons for the Arrangement", "Summary - RBC Fairness Opinion", "Summary - Eldorado Special Committee", "Summary - Eldorado Board Recommendation", "The Arrangement - Background to the Arrangement", "The Arrangement - RBC Fairness Opinion", "The Arrangement - Eldorado Special Committee", "The Arrangement - Eldorado Board Recommendation" and "The Arrangement - Reasons for the Arrangement" and the inclusion of our fairness opinion as Appendix G of the Circular and the filing thereof with the applicable Canadian and U.S. securities regulatory authorities.

Our fairness opinion was given as at February 1, 2026 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any persons other than the board of directors of Eldorado and the special committee of Eldorado shall be entitled to rely upon our fairness opinion.

RBC DOMINION SECURITIES INC.

/s/ RBC Dominion Securities Inc.
Authorized Signatory

CONSENT OF Morgan Stanley Canada Limited

DATED: March 6, 2026

To the Board of Directors of Foran Mining Corporation

We refer to the fairness opinion dated February 1, 2026, which we prepared for the board of directors of Foran Mining Corporation (“Foran”) in connection with the arrangement involving the acquisition by Eldorado Mining Corporation of all the issued and outstanding common shares of Foran, including the common shares to be issued upon conversion of the non-voting shares of Foran, in accordance with the arrangement.

We hereby consent to the references in the joint information circular dated March 6, 2026 (the “Circular”) to our firm name and to our fairness opinion contained under the headings “Glossary of Terms”, “Foran Securityholders - Questions and Answers", "Summary - Reasons for the Arrangement", "Summary - Morgan Stanley Fairness Opinion", "Summary - Foran Board Recommendation", "The Arrangement - Background to the Arrangement", "The Arrangement - Morgan Stanley Fairness Opinion", "The Arrangement - Foran Board Recommendation" and "The Arrangement - Reasons for the Arrangement" and the inclusion of our fairness opinion as Appendix H of the Circular and the filing thereof with the applicable Canadian and U.S. securities regulatory authorities.

Our fairness opinion was given as at February 1, 2026 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Foran shall be entitled to rely upon our fairness opinion.

MORGAN STANLEY CANADA LIMITED

/s/ Morgan Stanley Canada Limited
Authorized Signatory

CONSENT OF National Bank Financial Inc.

DATED: March 6, 2026

To the Board of Directors of Foran Mining Corporation

We refer to the fairness opinion dated February 1, 2026, which we prepared for the board of directors of Foran Mining Corporation (“Foran”) in connection with the arrangement involving the acquisition by Eldorado Mining Corporation of all the issued and outstanding common shares of Foran, including the common shares to be issued upon conversion of the non-voting shares of Foran, in accordance with the arrangement.

We hereby consent to the references in the joint information circular dated March 6, 2026 (the “Circular”) to our firm name and to our fairness opinion contained under the headings “Glossary of Terms”, "Foran Securityholders - Questions and Answers", "Summary - Reasons for the Arrangement", "Summary - NBF Fairness Opinion", "Summary - Foran Board Recommendation", "The Arrangement - Background to the Arrangement", "The Arrangement - NBF Fairness Opinion", "The Arrangement - Foran Board Recommendation" and "The Arrangement - Reasons for the Arrangement" and the inclusion of our fairness opinion as Appendix I of the Circular and the filing thereof with the applicable Canadian and U.S. securities regulatory authorities.

Our fairness opinion was given as at February 1, 2026 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Foran shall be entitled to rely upon our fairness opinion.

NATIONAL BANK FINANCIAL INC.

/s/ National Bank Financial Inc.
Authorized Signatory

CONSENT OF Stifel Nicolaus Canada Inc.

DATED: March 6, 2026

To the Board of Directors of Foran Mining Corporation

We refer to the fairness opinion dated February 1, 2026, which we prepared for the special committee of Foran Mining Corporation (“Foran”) in connection with the arrangement involving the acquisition by Eldorado Mining Corporation of all the issued and outstanding common shares of Foran, including the common shares to be issued upon conversion of the non-voting shares of Foran, in accordance with the arrangement.

We hereby consent to the references in the joint information circular dated March 6, 2026 (the “Circular”) to our firm name and to our fairness opinion contained under the headings “Glossary of Terms”, "Foran Securityholders - Questions and Answers", "Summary - Reasons for the Arrangement", "Summary - Stifel Fairness Opinion", "Summary - Foran Special Committee", "Summary - Foran Board Recommendation", "The Arrangement - Background to the Arrangement", "The Arrangement - Stifel Fairness Opinion", "The Arrangement - Foran Special Committee", "The Arrangement - Foran Board Recommendation" and "The Arrangement - Reasons for the Arrangement" and the inclusion of our fairness opinion as Appendix J of the Circular and the filing thereof with the applicable Canadian and U.S. securities regulatory authorities.

Our fairness opinion was given as at February 1, 2026 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any persons other than the board of directors of Foran and special committee of Foran shall be entitled to rely upon our fairness opinion.

STIFEL NICOLAUS CANADA INC.

/s/ Stifel Nicolaus Canada Inc.
Authorized Signatory

Appendix A

Eldorado Share Issuance Resolution

The text of the Eldorado Share Issuance Resolution which the Eldorado Shareholders will be asked to pass at the Eldorado Meeting is as follows:

BE IT RESOLVED THAT:

(1)	The holders of common shares (the “Purchaser Shares”) of Eldorado Gold Corporation (the “Purchaser”) understand and, pursuant to (i) the rules of the Toronto Stock Exchange, including Section 611(c) of the TSX Company Manual and (ii) the rules of the New York Stock Exchange, including Section 312.03(c) and Section 317.07 of the NYSE Listed Company Manual, approve the issuance of up to 65,658,237 Purchaser Shares, representing the number of Purchaser Shares that may be issued to holders of common shares of Foran Mining Corporation (the “Company”) and Purchaser Shares that may be issued pursuant to the exercise of options issued by the Purchaser to purchase Purchaser Shares, as the case may be, representing approximately 33% of the outstanding Purchaser Shares as of the Eldorado Record Date (as defined in the Circular (as defined below)), in accordance with the plan of arrangement (the “Arrangement”) described in the joint management information circular of the Company and the Purchaser dated March 6, 2026 (the “Circular”), the arrangement agreement dated as of February 1, 2026 between the Company and the Purchaser (as amended by the amending agreement dated March 4, 2026 and as it may be further amended from time to time, the “Arrangement Agreement”), and the related plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”), the full text of which is set out in Appendix C to the Circular.

(3)	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Purchaser or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Purchaser are hereby authorized and empowered without further approval of any shareholders of the Purchaser (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

(5)	Any director or officer of the Purchaser is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Purchaser, to execute or cause to be executed, under the seal of the Purchaser or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

Appendix B

Arrangement Resolution

The text of the Arrangement Resolution which the Foran Securityholders will be asked to pass at the Foran Meeting is as follows:

BE IT RESOLVED THAT:

(1)	The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (“BCBCA”) involving Eldorado Gold Corporation (the “Purchaser”), Foran Mining Corporation (the “Company”) and its securityholders, all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”) attached as Appendix C to the joint management information circular of the Company and the Purchaser dated March 6, 2026 is hereby authorized, approved and agreed to.

(2)	The arrangement agreement dated February 1, 2026 among the Company and the Purchaser, as amended by the amending agreement dated March 4, 2026 and as it may be further amended from time to time (the “Arrangement Agreement”), the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

(4)	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by securityholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further approval of any shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

(5)	Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the registrar under the BCBCA for filing Articles of Arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

(7)	Any one director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

Appendix C

Plan of Arrangement

Plan of Arrangement
Under Section 288 of the
Business Corporations Act (British Columbia)

Article 1
DEFINITIONS AND INTERPRETATION

Section 1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

“Arrangement” means the arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.8 of the Arrangement Agreement or Article 5 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated February 1, 2026 between the Company and the Purchaser, including the schedules thereto, as amended by the amending agreement thereto dated March 4, 2026, as it may be, amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means a day other than a Saturday, a Sunday or any other day on which major banks are closed for business in Vancouver, British Columbia;

“Canadian Resident” means a beneficial owner of Company Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person) or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“Common Shares” means the common shares in the capital of the Company and includes, for greater certainty, any Common Shares issued upon the valid exercise or settlement of the Company Options, Company DSUs or Company RSUs, or conversion of the Non-Voting Shares, as applicable;

“Company” means Foran Mining Corporation, a corporation existing under the laws of the Province of British Columbia;

“Company DSUs” means deferred share units granted under the Company LTIP;

“Company LTIP” means the long-term incentive plan of the Company, effective May 28, 2019 and amended and restated as of February 27, 2025;

“Company Meeting” means the special meeting of the Securityholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement and the Interim Order, to be called and held in accordance with the Interim Order for the purpose of, among other things, considering and, if thought advisable, approving the Arrangement Resolution;

1

“Company Options” means stock options to purchase Common Shares granted under the Company LTIP;

“Company RSUs” means restricted share units granted under the Company LTIP;

“Company Shares” means the Common Shares and the Non-Voting Shares, collectively;

“Consideration” means the consideration to be received pursuant to this Plan of Arrangement in respect of each Company Share that is issued and outstanding immediately prior to the Effective Time or that is issued upon conversion of Non-Voting Shares in accordance with this Plan of Arrangement, consisting of 0.1128 of a Purchaser Share and $0.01 in cash;

“Consideration Shares” means the Purchaser Shares to be issued as Consideration pursuant to the Arrangement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means a Registered Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with Section 4.1 and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such Registered Shareholder;

“Dissenting Shares” means the Company Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;

“DSU Holder” means a holder of one or more Company DSUs;

“Effective Date” means the date designated by the Company and the Purchaser by notice in writing as the effective date of the Arrangement, after all of the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Company and the Purchaser may agree upon in writing before the Effective Date;

“Eligible Holder” means: (i) a Canadian Resident; or (ii) an Eligible Non-Resident;

“Eligible Non-Resident” means a beneficial owner of Company Shares immediately prior to the Effective Time, who is not a resident of Canada for the purposes of the Tax Act, and whose Company Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act, or a partnership any member of which is not a resident of Canada for the purposes of the Tax Act, and whose Company Shares are “taxable Canadian property” and not “treaty protected property”, in each case as defined in the Tax Act;

“Exercising Company Optionholder” means a holder of Company Options that has provided written notice to the Company no later than 5:00 p.m. (Vancouver time) two Business Days following the Company Meeting electing to exercise all or a portion of such holder’s Company Options at the time specified in the Plan of Arrangement;

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“Exchange Ratio” means 0.1128;

“Final Order” means the final order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10)  of the U.S. Securities Act with respect to the issuance of and distribution of the Consideration, pursuant to Section 291 of the BCBCA approving the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or dismissed;

“Former Shareholders” means the holders of Common Shares immediately prior to the time at which Section 3.1(f) hereof occurs;

“Governmental Authority” means any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“holder”, when used with reference to any securities of the Company, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities;

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and distribution of the Consideration, to be issued following the application therefor submitted to the Court as contemplated by Section 2.2 of the Arrangement Agreement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court (or on appeal) with the consent of both the Company and the Purchaser, each acting reasonably;

“Laws” means all laws, statutes, treaties, conventions, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or policies, guidelines, protocols or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity, and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be sent to the Registered Shareholders for use in connection with the Arrangement;

“Liens” means any mortgage, hypothec, prior claim, lease, sublease, easement, encroachment, servitude, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind;

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“Non-Voting Shares” means the non-voting shares in the capital of the Company;

“Notice of Dissent” means a notice of dissent duly and validly given by a Registered Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

“Optionholder” means a holder of Company Options;

“Parties” means the parties to the Arrangement Agreement and “Party” means any one of them;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement, Article 6 hereof or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Eldorado Gold Corporation a corporation existing under the Canada Business Corporations Act;

“Purchaser Option” has the meaning specified in Section 3.1(a) of this Plan of Arrangement;

“Purchaser Option Plan” means the amended and restated stock option plan of the Purchaser dated April 15, 2025, as it may be amended from time to time;

“Purchaser Shares” means common shares in the capital of the Purchaser;

“Registered Shareholder” means a registered holder of Company Shares as recorded in the shareholder register of the Company;

“RSU Holder” means a holder of one or more Company RSUs;

“Section 85 Election” has the meaning specified in Section 5.1(5) of this Plan of Arrangement;

“Securityholder” means, collectively, the Shareholders, Optionholders, DSU Holders and RSU Holders;

“Shareholder” means a holder of one or more Company Shares;

“Tax” or “Taxes” means, with respect to any person, (a) any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any supranational, national, federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, employer health taxes, withholding taxes, global minimum or “Pillar 2” taxes, sales taxes, use taxes, goods and services taxes, harmonized sales taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and government pension plan premiums and contributions, and other taxes, fees, imposts, assessments or charges of any kind whatsoever; (b) any interest, penalties, additional taxes, fines and other charges and additions that may become payable on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or by virtue of any statute; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a transferee or successor in interest to any party;

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“Tax Act” means the Income Tax Act (Canada);

“Tax Exempt Person” means a person who is generally exempt from Tax on that person’s taxable income under Part I of the Tax Act;

“TSX” means the Toronto Stock Exchange; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated hereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.2             Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

Section 1.3             Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa, words importing the use of any gender shall include all genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.4             Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5             Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time in Vancouver, British Columbia, unless otherwise stipulated herein or therein.

Section 1.6             Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Section 1.7             Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

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Section 1.8             Statutes

Any reference in this Plan of Arrangement to a statute refers to such statute and all rules, resolutions and regulations made or promulgated under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Article 2
EFFECT OF THE ARRANGEMENT

Section 2.1             Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Division 5 of Part 9 of the BCBCA and is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there is any conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement regarding the Arrangement, the provisions of this Plan of Arrangement shall govern.

Section 2.2             Binding Effect

This Plan of Arrangement and the Arrangement will become effective, and be binding upon the Purchaser, the Company, the Securityholders (including Dissenting Shareholders), the registrar and transfer agent of the Company, the Depositary and all other persons, at and after, the Effective Time on the Effective Date, in each case without any further act or formality required on the part of any person, except as expressly provided herein.

Article 3
THE ARRANGEMENT

Section 3.1             The Arrangement

Commencing at the Effective Time on the Effective Date, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case, unless stated otherwise, effective as at one minute intervals starting at the Effective Time, without any further authorization, act or formality of or by the Company, the Purchaser or any other person:

(a)	Notwithstanding the Company LTIP or any agreements or other arrangements relating to the Company Options, each Company Option outstanding immediately before the time that is immediately before the Effective Time, whether vested or unvested, shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed unconditionally vested and exercisable at that time. Each Exercising Company Optionholder will, immediately before the Effective Time, exercise all or a portion of the Company Options held by such Exercising Company Optionholder in accordance with the written notice provided by the Exercising Company Optionholder to the Company. Each Company Option (other than Company Options held by Exercising Company Optionholders that were validly exercised immediately before the Effective Time) will be deemed to be transferred by the holder of such Company Option to the Company in exchange for an option issued by the Purchaser to purchase Purchaser Shares (each, a “Purchaser Option”) at the Effective Time. The number of Purchaser Shares subject to the Purchaser Option shall be equal to (rounded down to the nearest whole number): (i) the Exchange Ratio multiplied by (ii) the number of Company Shares subject to such Company Option immediately prior to the Effective Time. Such Purchaser Option shall provide for an exercise price per Purchaser Share equal to the exercise price per Company Share of such Company Option immediately prior to the Effective Time, divided by the Exchange Ratio and rounded up to the nearest whole cent. The Company Option shall be cancelled immediately after its transfer to the Company. Except as otherwise set out in this Section 3.1, each Purchaser Option shall be governed by the terms and conditions of the Purchaser Option Plan and any stock option agreement pursuant to which such Company Option was granted (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule), each as may be amended from time to time, with any adjustment deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 3.1, including that any references in the stock option agreements to the Company LTIP, the Company or the board of directors of the Company shall be read as references to Purchaser Option Plan, the Purchaser and its board of directors, respectively; provided that, in case of any conflict between the terms of the applicable stock option agreement or agreements and the terms of the Purchaser Option Plan, the Purchaser Option Plan shall prevail. Notwithstanding the foregoing, it is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial or territorial tax legislation) shall apply to such exchange of Company Option and, if and to the extent determined by the Purchaser to be necessary for such provision to apply, the exercise price of a Purchaser Option (as otherwise determined) will be increased (and will be deemed always to have been increased) such that the amount, if any, by which the aggregate fair market value of the Purchaser Shares subject to the Purchaser Option immediately after the exchange exceeds the aggregate exercise price of the Purchaser Option (otherwise determined) does not exceed the amount, if any, by which the aggregate fair market value of the Company Shares subject to the Company Option immediately before the exchange exceeds the aggregate exercise price of the Company Option.

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(b)	Notwithstanding the Company LTIP or any agreements or other arrangements relating to the Company RSUs, each whole Company RSU, whether vested or unvested, outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be unconditionally vested and be deemed to be transferred by such holder to the Company in exchange for the issuance of one Common Share, subject to applicable Tax withholdings and other source deductions, and each such whole Company RSU shall immediately be cancelled.

(c)	Notwithstanding the Company LTIP or any agreements or other arrangements relating to the Company DSU, each whole Company DSU, whether vested or unvested, outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be unconditionally vested and be deemed to be transferred by such holder to the Company in exchange for the issuance of one Common Share, subject to applicable Tax withholdings and other source deductions, and each such whole Company DSU shall immediately be cancelled.

(d)	Each of the Dissenting Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised (and the right of such Dissenting Shareholder to dissent with respect to such shares has not terminated or ceased to apply with respect to such shares) shall, without any further act or formality by or on behalf of a Dissenting Shareholder, be deemed to have been transferred to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 4, and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Dissenting Shares and to have any rights as holders of such Dissenting Shares other than the right to be paid fair value by the Purchaser for such Dissenting Shares as set out in Section 4.1;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Dissenting Shares from the registers of Common Shares and Non-Voting Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Dissenting Shares free and clear of all Liens, and shall be entered in the register of Common Shares maintained by or on behalf of the Company as the holders of such Dissenting Shares.

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(e)	Each outstanding Non-Voting Share (other than Dissenting Shares previously held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised and Non-Voting Shares held by the Purchaser or any of its affiliates immediately before the Effective Time) will, without further act or formality by or on behalf of the holder of such Non-Voting Shares, be converted into one Common Share, and, upon such conversion:

(i)	the holders of such Non-Voting Shares shall cease to be the holders thereof and to have any rights as holders of such Non-Voting Shares other than the right to receive from the Purchaser the Consideration in respect of the Common Shares into which such Non-Voting Shares were converted, all in accordance with this Plan of Arrangement; and

(ii)	the names of such former holders of Non-Voting Shares shall be removed from the register of the Non-Voting Shares maintained by or on behalf of the Company and added to the register of the Common Shares maintained by or on behalf of the Company, as holders of such number of Common Shares issued upon such conversion of such Non-Voting Shares.

(f)	Each outstanding Common Share (other than Dissenting Shares previously held by any Dissenting Shareholders in respect of which Dissent Rights have been validly exercised and Common Shares held by the Purchaser or any of its affiliates immediately before the Effective Time) will, without further act or formality by or on behalf of the holder of such Common Shares, be irrevocably assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration subject to Section 3.3 and Article 5, and, upon such exchange:

(i)	the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to receive the Consideration from the Purchaser in accordance with this Plan of Arrangement;

(ii)	such Former Shareholders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee and the legal and beneficial holder of such Common Shares (free and clear of all Liens) and shall be entered as the registered holder of such Common Shares in the register of the Common Shares maintained by or on behalf of the Company.

The exchanges, conversions and cancellations provided for in this Section 3.1 will be deemed to occur at or following the Effective Time as provided for in this Section 3.1, notwithstanding that certain procedures related thereto are not completed until after the Effective Date.

Section 3.2            Post Effective Time Procedures

(1)	Following receipt by the Company of the Final Order and no later than the Effective Time, the Purchaser will provide the Depositary with (a) an irrevocable treasury direction for the issuance of Purchaser Shares and (b) an amount in cash, in each case to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, each acting reasonably) and sufficient to satisfy the aggregate Consideration payable to Former Shareholders in accordance with the provisions of Section 3.1(f) hereof (other than payments to Company Shareholders who have validly exercised Dissent Rights and who have not withdrawn their notice of objection), and the Consideration shall be held by the Depositary as agent and nominee for such Former Shareholders for distribution to such Former Shareholders (or, for greater certainty, to give effect to any withholding or remittance obligations in respect of Taxes pursuant to Section 5.3 hereof) in accordance with the provisions of Article 5 hereof.

(2)	Subject to the provisions of Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a registered Former Shareholder together with certificates representing Common Shares and/or Non-Voting Shares (as applicable) and such other documents as the Depositary may require, Former Shareholders shall be entitled to receive delivery of the Consideration to which they are entitled pursuant to Section 3.1(f) hereof.

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Section 3.3            No Fractional Shares

In no event shall any holder of Common Shares (including any former holder of Non-Voting Shares), Company Options, Company DSUs or Company RSUs be entitled to a fractional Purchaser Share under this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a person as consideration under or as a result of this Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Securityholder shall be rounded down to the nearest whole Purchaser Share and no person will be entitled to any compensation in respect of a fractional Purchaser Share.

Section 3.4            U.S. Securities Act Exemption

Notwithstanding any provision herein to the contrary, the Purchaser and the Company agree that this Plan of Arrangement will be carried out with the intention that all Consideration Shares issued on completion of this Plan of Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof, and acknowledge that any Purchaser Shares issued upon the exercise of Purchaser Options granted in Section 3.1 of this Plan of Arrangement will be required to be registered under the U.S. Securities Act or issued in reliance upon an available exemption therefrom at the time of such issuance.

Article 4
DISSENT RIGHTS

Section 4.1            Rights of Dissent

Registered Shareholders may exercise dissent rights (“Dissent Rights”) with respect to the Company Shares held by such holders in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified by this Section 4.1, the Interim Order, the Final Order and any other order of the Court; provided that notwithstanding Section 242(1)(a) of the BCBCA, the written notice setting forth the objection of such Registered Shareholder to the Arrangement Resolution referred to in Section 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the Business Day that is two (2) Business Days before the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Dissenting Shares held by them in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Liens (other than the right to be paid fair value for such Dissenting Shares as set out in this Section 4.1), as provided in Section 3.1(d), and if they:

(a)	are ultimately entitled to be paid by the Purchaser fair value for their Dissenting Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(d)); (ii) will be entitled to be paid the fair value of such Dissenting Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissenting Shares as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(b)	are ultimately not entitled, for any reason, to be paid by the Purchaser fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the Consideration such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

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Section 4.2            Recognition of Dissenting Shareholders

(1)	In no circumstances shall the Purchaser, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised. For greater certainty, in addition to any other restrictions pursuant to Division 2 of Part 8 of the BCBCA or in the Interim Order, none of the following shall be entitled to exercise Dissent Rights: (a) an Optionholder, DSU Holder or RSU Holder in respect of such holder’s Company Options, Company DSUs and/or Company RSUs, as applicable; (b) Shareholders who vote in favour of the Arrangement Resolution or have instructed a proxyholder to vote such Shareholders’ Company Shares in favour of the Arrangement Resolution; and (c) any other person who is not both a registered or beneficial holder of Company Shares as of the record date of the Company Meeting, and a registered or beneficial holder of Company Shares as of the deadline for exercising Dissent Rights.

(2)	For greater certainty, in no case shall the Purchaser or the Company or any other person be required to recognize Dissenting Shareholders as holders of Company Shares after the completion of the transfer under Section 3.1(d), and the names of such Dissenting Shareholders shall be removed from the central securities register maintained by or on behalf of the Company in respect of the Common Shares and/or Non-Voting Shares (as applicable) as holders of such Common Shares and/or Non-Voting Shares (as applicable) at the same time as the event described in Section 3.1(d) occurs.

Article 5
CERTIFICATES AND PAYMENT

Section 5.1            Payment of Consideration

(1)	As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate or DRS advice statement that immediately prior to the Effective Time represented one or more outstanding Company Shares (other than Company Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Former Shareholders who have surrendered such certificate or DRS advice statement shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time on the Effective Date, or make available for pick up at its offices during normal business hours, the Consideration that such holder is ultimately entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld, if any, pursuant to Section 5.3, and any certificate or DRS advice statement representing such Common Shares so surrendered shall forthwith be cancelled.

(2)	Until surrendered as contemplated by this Section 5.1, each certificate or DRS advice statement which immediately prior to the Effective Time represented one or more Company Shares (other than Company Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) will be deemed after the Effective Time on the Effective Date to represent only the right to receive from the Depositary upon such surrender the Consideration that the holder of such certificate or DRS advice is ultimately entitled to receive in accordance with Section 3.1 hereof (including any Purchaser Shares to which such Former Shareholder is entitled in exchange for Common Shares issued on conversion of the Non-Voting Shares), less any amounts withheld, if any, pursuant to Section 5.3. Any such certificate or DRS advice formerly representing Company Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any Former Shareholder of any kind or nature against or in the Company or the Purchaser.

(3)	Any issuance or delivery of the Consideration by the Depositary pursuant to this Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment of Consideration hereunder that remains outstanding on the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the Consideration for the Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or any successor thereof for no consideration.

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(4)	Following the Effective Time, no holder of Company Shares, Company Options, Company DSUs or Company RSUs shall be entitled to receive any consideration or entitlement with respect to such Company Shares, Company Options, Company DSUs or Company RSUs, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, Section 3.3, this Section 5.1 and the other terms of this Plan of Arrangement, in each case subject to Section 5.3 hereof, and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

(5)	An Eligible Holder whose Company Shares are exchanged for the Consideration pursuant to this Arrangement shall be eligible to make a joint income tax election with the Purchaser, pursuant to subsection 85(1) (or, in the case of a partnership, subsection 85(2)) of the Tax Act (and any corresponding provision of provincial income tax law) (a “Section 85 Election”) with respect to the disposition of such Eligible Holder’s Company Shares by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before 120 days following the Effective Date. The Purchaser shall, within 60 days of receipt thereof, sign and return validly completed election forms which are in compliance with the provisions of the Tax Act (and applicable provincial tax law) and the procedures in the tax instruction letter and which are received within 120 days following the Effective Date to the relevant Eligible Holders for filing with the Canada Revenue Agency (or applicable provincial tax authority). Other than the foregoing obligation, neither the Company, the Purchaser nor any successor corporation shall be responsible for the proper completion of any election form, nor for any Taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return an election form received by it more than 120 days following the Effective Date, but will have no obligation to do so.

(6)	Upon receipt of a Letter of Transmittal in which the Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, the Purchaser will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with the Purchaser in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes (subject to the applicable provisions of the Tax Act and applicable provincial tax law) in respect of the sale of the Eligible Holder’s Company Shares.

Section 5.2            Loss of Certificates

In the event any certificate or DRS advice statement which immediately prior to the Effective Time represented any outstanding Company Shares which were exchanged or transferred in accordance with Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Former Shareholder, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate representing the Purchaser Shares which the Former Shareholder is ultimately entitled to receive pursuant to Section 3.1 hereof (including any Purchaser Shares to which such Former Shareholder is entitled in exchange for Common Shares issued on conversion of the Non-Voting Shares) in accordance with such holder’s Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the Former Shareholder will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Company, the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser and the Depositary may direct or otherwise indemnify the Company and the Purchaser in a manner satisfactory to the Company and the Purchaser against any claim that may be made against the Company or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.3            Withholding Rights

The Company, the Purchaser and the Depositary, as applicable, shall be entitled to deduct or withhold, or direct any person to deduct or withhold on their behalf, from any Consideration or amount otherwise payable or deliverable to any Securityholder and any other person under this Plan of Arrangement (including, without limitation, any payments to Dissenting Shareholders) such amounts as the Company, the Purchaser or the Depositary, as the case may be, may reasonably determines is required to be deducted or withheld with respect to such amount otherwise payable or deliverable under any provision of Laws in respect of Taxes. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as the case may be. Each Party and the Depositary, as applicable, are hereby authorized to sell or otherwise dispose of such portion of any Consideration Shares or other security deliverable to such person as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and the Company, the Purchaser or the Depositary, as applicable, shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate Governmental Authority and shall remit to such person any unapplied balance of the net proceeds of such sale. Any sale will be made at prevailing market prices and none of the Company, the Purchaser or the Depositary shall be under any obligation to obtain or indemnify any Securityholder in respect of a particular price for the Consideration Shares so sold.

11

Section 5.4            No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 5.5            Paramountcy

From and after the Effective Time on the Effective Date: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company DSUs and Company RSUs issued or outstanding prior to the Effective Time on the Effective Date, (b) the rights and obligations of the Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company DSUs and Company RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 6
AMENDMENTS

Section 6.1            Amendments to Plan of Arrangement

(1)	The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Securityholders if and as required by the Court.

(2)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Securityholders voting in the manner directed by the Court.

12

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made at any time after receipt of the Final Order but prior to the Effective Time, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Securityholder, and such amendment, modification or supplement need not be filed with the Court or communicated to Securityholders.

(5)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interest of any Securityholder, and such amendment, modification or supplement need not be filed with the Court or communicated to Securityholders.

(6)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

Article 7
FURTHER ASSURANCES

Section 7.1            Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

13

Appendix D

INFORMATION CONCERNING ELDORADO GOLD CORPORATION

General

Eldorado owns and operates mines in Canada, Türkiye and Greece. Eldorado’s focus is on the production of gold and base metals such as silver, lead and zinc. Its activities involve all facets of the mining industry, including exploration, discovery, acquisition financing, development, production, reclamation and operation of mining properties. Eldorado’s four producing mines are the Lamaque Complex, located in Québec, Canada, the Kışladağ Mine located in Türkiye, the Efemçukuru Mine located in Türkiye and the Olympias Mine, located in Greece. In addition, Eldorado owns 100% of the Skouries Project, a copper-gold project under construction in northern Greece, as well as a portfolio of other development and exploration properties. Eldorado’s strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Eldorado is committed to the responsible development of its assets and the environments in which it operates. Eldorado’s headquarters are in Vancouver, Canada and it is listed on the TSX (TSX:ELD) and the NYSE (NYSE:EGO).

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular, including this Appendix D, from documents filed with securities commissions or similar authorities in Canada.

Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Eldorado at Suite 1188, 550 Burrard Street, Bentall 5, Vancouver, British Columbia, V6C 2B5, Canada telephone (604) 687-4018 and are also available electronically under Eldorado’s profile on SEDAR+ at www.sedarplus.ca. Eldorado’s filings through SEDAR+ are not incorporated by reference in the Circular except as specifically set out herein.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference in, and form an integral part of, this Circular:

(a)	the Eldorado AIF;

(b)	the Eldorado Annual Financial Statements;

(c)	the annual management discussion and analysis of Eldorado for the financial year ended December 31, 2025;

(d)	the Eldorado AGM Circular;

(e)	the material change report of Eldorado filed on February 14, 2025, relating to Eldorado’s 2025 production and cost guidance and update on the construction progress at its copper-gold Skouries Project; and

(f)	the material change report of Eldorado filed on February 11, 2026, relating to Eldorado’s proposed acquisition of Foran and entering into of the Arrangement Agreement.

Any document of the type referred to in section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material change reports), if filed by Eldorado with a securities commission or similar regulatory authority in Canada after the date of this Circular, will be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

1

Upon Eldorado’s filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities in Canada, and with the SEC, the previous Eldorado AIF, the previous Eldorado Annual Financial Statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of Eldorado’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Circular. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by Eldorado with the applicable securities regulatory authorities in Canada, and with the SEC, during the proxy solicitation period, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed by Eldorado prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Circular.

Overview

Eldorado Gold is a corporation governed by the CBCA. Eldorado’s head office is located at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 and its registered office is located at 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Eldorado’s focus is on the production of gold and base metals such as silver, lead and zinc. In addition, Eldorado is advancing a copper-gold development project. Its activities involve all facets of the mining industry, including exploration, discovery, acquisition, financing, development, production, reclamation and operation of mining properties. Eldorado’s material mineral properties consist of:

•	the Lamaque Complex;

•	the Kışladağ Mine;

•	the Efemçukuru Mine;

•	the Olympias Mine; and

•	the Skouries Project.

Eldorado believes that its international expertise in mining, finance and project development places Eldorado in a strong position to grow in value and deliver good returns for stakeholders as it creates and pursues new opportunities. Eldorado is focused on building a successful and profitable, intermediate gold company. Eldorado’s strategy is to actively manage its portfolio of projects, including pursuing growth opportunities by discovering deposits through grassroots exploration and acquiring advanced exploration, development or low-cost production assets with a focus on the regions where Eldorado already has a presence.

Each operation has a general manager and operates as a decentralized business unit within Eldorado. Eldorado manages exploration, merger and acquisition strategies, legal, corporate financing, global tax planning, consolidated financial reporting, regulatory compliance, commodity price and currency risk management programs, investor relations, engineering for capital projects and general corporate matters centrally, at Eldorado’s head office in Vancouver. Eldorado’s risk management program is developed by senior management and monitored by the Eldorado Board.

2

Further information regarding the business of Eldorado, its operations and its mineral properties can be found in the documents incorporated by reference in this Circular. Readers are encouraged to thoroughly review this document as it contains important information about Eldorado. See “Documents Incorporated by Reference”.

Consolidated Capitalization

Since the date of the Eldorado Annual Financial Statements, there have been no material changes in Eldorado's consolidated share and loan capital.

Description of Share Capital

Pursuant to Eldorado’s articles, Eldorado is authorized to issue an unlimited number of Eldorado Shares. As of the date of this Circular, there are 198,679,433 Eldorado Shares issued and outstanding.

Each Eldorado Share gives the holder thereof, the right to: (i) receive notice of and to attend all shareholder meetings and have one vote in respect of each share held at such meetings; and (ii) participate equally with other shareholders in any: (A) dividends declared by the Board; and (B) distribution of assets if we are liquidated, dissolved or wound-up.

Prior Sales

Eldorado has not sold or issued any Eldorado Shares or securities convertible into Eldorado Shares during the 12-month period prior to the date of the Circular other than as follows:

Eldorado Shares

Date	Security	Issue Price ($)	Number of Securities
March 7, 2025	Eldorado Shares (1)	13.92	7,426
March 7, 2025	Eldorado Shares (1)	13.23	2,595
March 7, 2025	Eldorado Shares (1)	14.52	3,864
March 11, 2025	Eldorado Shares (1)	14.52	5,719
March 11, 2025	Eldorado Shares (1)	13.92	4,735
March 12, 2025	Eldorado Shares (1)	13.92	2,702
March 12, 2025	Eldorado Shares (1)	14.52	1,502
March 13, 2025	Eldorado Shares (1)	13.92	783
March 13, 2025	Eldorado Shares (1)	14.52	1,330
March 14, 2025	Eldorado Shares (1)	13.92	21,136
March 17, 2025	Eldorado Shares (1)	14.52	928
March 18, 2025	Eldorado Shares (1)	13.92	13,782
March 18, 2025	Eldorado Shares (1)	14.52	7,882
March 20, 2025	Eldorado Shares (1)	13.92	1,040
March 21, 2025	Eldorado Shares (1)	15.17	567
March 21, 2025	Eldorado Shares (1)	14.52	1,358
March 24, 2025	Eldorado Shares (1)	13.92	11,070
March 24, 2025	Eldorado Shares (1)	14.52	752

3

Date	Security	Issue Price ($)	Number of Securities
March 25, 2025	Eldorado Shares (1)	14.52	5,877
March 25, 2025	Eldorado Shares (1)	13.92	9,491
March 25, 2025	Eldorado Shares (1)	15.17	3,267
March 26, 2025	Eldorado Shares (1)	13.92	3,666
March 26, 2025	Eldorado Shares (1)	13.23	3,358
March 26, 2025	Eldorado Shares (1)	14.52	3,412
March 27, 2025	Eldorado Shares (1)	14.52	11,797
March 27, 2025	Eldorado Shares (1)	13.92	7,415
March 27, 2025	Eldorado Shares (1)	15.17	277
May 6, 2025	Eldorado Shares (1)	13.23	703
May 6, 2025	Eldorado Shares (1)	13.92	18,382
May 6, 2025	Eldorado Shares (1)	14.52	23,801
May 6, 2025	Eldorado Shares (1)	15.17	47,642
May 7, 2025	Eldorado Shares (1)	13.92	7,883
May 7, 2025	Eldorado Shares (1)	14.52	13,140
May 7, 2025	Eldorado Shares (1)	15.17	2,279
May 8, 2025	Eldorado Shares (1)	13.92	15,693
May 8, 2025	Eldorado Shares (1)	14.52	10,218
May 8, 2025	Eldorado Shares (1)	15.17	26,072
May 9, 2025	Eldorado Shares (1)	13.92	1,051
May 9, 2025	Eldorado Shares (1)	14.52	4,485
May 9, 2025	Eldorado Shares (1)	15.17	7,426
May 12, 2025	Eldorado Shares (1)	13.92	3,607
May 12, 2025	Eldorado Shares (1)	14.52	518
May 12, 2025	Eldorado Shares (1)	15.17	4,890
May 19, 2025	Eldorado Shares (1)	13.92	485
May 19, 2025	Eldorado Shares (1)	14.52	277
May 19, 2025	Eldorado Shares (1)	15.17	260
May 22, 2025	Eldorado Shares (1)	14.52	2,017
May 22, 2025	Eldorado Shares (1)	15.17	670
May 23, 2025	Eldorado Shares (1)	13.92	1,639
May 23, 2025	Eldorado Shares (1)	14.52	1,442
May 23, 2025	Eldorado Shares (1)	15.17	1,706
May 26, 2025	Eldorado Shares (1)	13.04	6,315
May 26, 2025	Eldorado Shares (1)	13.23	1,000
May 26, 2025	Eldorado Shares (1)	13.92	1,000

4

Date	Security	Issue Price ($)	Number of Securities
May 26, 2025	Eldorado Shares (1)	14.52	6,370
May 26, 2025	Eldorado Shares (1)	15.17	1,270
May 26, 2025	Eldorado Shares (1)	23.27	2,700
May 28, 2025	Eldorado Shares (1)	13.92	50
May 28, 2025	Eldorado Shares (1)	14.52	70
May 28, 2025	Eldorado Shares (1)	15.17	50
May 29, 2025	Eldorado Shares (1)	13.92	50
May 29, 2025	Eldorado Shares (1)	14.52	50
May 29, 2025	Eldorado Shares (1)	15.17	50
May 31, 2025	Eldorado Shares (1)	15.17	6,518
June 2, 2025	Eldorado Shares (1)	13.92	109,210
June 2, 2025	Eldorado Shares (1)	14.52	51,028
June 2, 2025	Eldorado Shares (1)	15.17	74,206
June 3, 2025	Eldorado Shares (1)	13.92	50
June 3, 2025	Eldorado Shares (1)	15.17	50
June 3, 2025	Eldorado Shares (1)	14.52	50
June 4, 2025	Eldorado Shares (1)	13.23	13,127
June 5, 2025	Eldorado Shares (1)	13.23	2,592
June 5, 2025	Eldorado Shares (1)	13.92	6,147
June 5, 2025	Eldorado Shares (1)	14.52	2,228
June 5, 2025	Eldorado Shares (1)	15.17	3,368
June 5, 2025	Eldorado Shares (1)	23.27	1,400
June 6, 2025	Eldorado Shares (1)	14.52	100
June 9, 2025	Eldorado Shares (1)	13.92	3,782
June 9, 2025	Eldorado Shares (1)	15.17	4,046
June 10, 2025	Eldorado Shares (1)	13.23	2,253
June 10, 2025	Eldorado Shares (1)	13.92	1,463
June 10, 2025	Eldorado Shares (1)	14.52	724
June 10, 2025	Eldorado Shares (1)	15.17	2,066
June 12, 2025	Eldorado Shares (1)	13.92	728
June 12, 2025	Eldorado Shares (1)	14.52	1,120
June 12, 2025	Eldorado Shares (1)	15.17	998
June 13, 2025	Eldorado Shares (1)	13.92	14,978
June 13, 2025	Eldorado Shares (1)	14.52	762
June 13, 2025	Eldorado Shares (1)	15.17	4,737
June 17, 2025	Eldorado Shares (1)	15.17	8,662

5

Date	Security	Issue Price ($)	Number of Securities
June 17, 2025	Eldorado Shares (1)	14.52	4,980
June 17, 2025	Eldorado Shares (1)	13.23	15,272
June 17, 2025	Eldorado Shares (1)	13.92	12,207
June 20, 2025	Eldorado Shares (1)	15.17	1,890
June 20, 2025	Eldorado Shares (1)	13.92	3,534
June 22, 2025	Eldorado Shares (1)	15.17	894
June 22, 2025	Eldorado Shares (1)	14.52	1,003
June 22, 2025	Eldorado Shares (1)	13.92	1,462
June 23, 2025	Eldorado Shares (1)	15.17	2,000
June 23, 2025	Eldorado Shares (1)	14.52	1,000
June 23, 2025	Eldorado Shares (1)	15.17	1,928
August 6, 2025	Eldorado Shares (1)	13.92	18,352
August 6, 2025	Eldorado Shares (1)	13.06	4,500
August 6, 2025	Eldorado Shares (1)	14.52	4,591
August 6, 2025	Eldorado Shares (1)	15.17	4,029
August 6, 2025	Eldorado Shares (1)	13.23	308
August 13, 2025	Eldorado Shares (1)	14.52	616
August 14, 2025	Eldorado Shares (1)	13.92	1,200
August 14, 2025	Eldorado Shares (1)	14.52	818
August 22, 2025	Eldorado Shares (1)	15.17	4,706
August 22, 2025	Eldorado Shares (1)	14.52	3,306
August 22, 2025	Eldorado Shares (1)	13.92	2,511
August 25, 2025	Eldorado Shares (1)	12.93	5,438
August 26, 2025	Eldorado Shares (1)	15.17	6,000
August 26, 2025	Eldorado Shares (1)	14.52	10,134
August 26, 2025	Eldorado Shares (1)	13.92	1,500
September 2, 2025	Eldorado Shares (1)	15.17	3,330
September 2, 2025	Eldorado Shares (1)	14.52	5,170
September 3, 2025	Eldorado Shares (1)	15.17	2,500
September 3, 2025	Eldorado Shares (1)	14.52	1,500
September 3, 2025	Eldorado Shares (1)	13.92	2,000
September 4, 2025	Eldorado Shares (1)	15.17	3,267
September 8, 2025	Eldorado Shares (1)	13.92	2,738
September 8, 2025	Eldorado Shares (1)	15.17	706
September 11, 2025	Eldorado Shares (1)	13.92	383
September 11, 2025	Eldorado Shares (1)	15.17	542

6

Date	Security	Issue Price ($)	Number of Securities
September 11, 2025	Eldorado Shares (1)	14.52	374
September 22, 2025	Eldorado Shares (1)	14.52	1,875
September 22, 2025	Eldorado Shares (1)	13.92	3,000
September 23, 2025	Eldorado Shares (1)	11.9	23,167
September 24, 2025	Eldorado Shares (1)	13.92	369
September 24, 2025	Eldorado Shares (1)	15.17	257
September 24, 2025	Eldorado Shares (1)	14.52	391
September 25, 2025	Eldorado Shares (1)	14.52	1,491
September 25, 2025	Eldorado Shares (1)	15.17	6,582
September 25, 2025	Eldorado Shares (1)	13.92	13,970
September 26, 2025	Eldorado Shares (1)	22.89	1,460
September 26, 2025	Eldorado Shares (1)	13.23	5,508
November 4, 2025	Eldorado Shares (1)	14.52	9,459
November 5, 2025	Eldorado Shares (1)	15.17	1,282
November 5, 2025	Eldorado Shares (1)	14.52	726
November 11, 2025	Eldorado Shares (1)	14.52	912
November 12, 2025	Eldorado Shares (1)	14.52	1,000
November 13, 2025	Eldorado Shares (1)	14.52	1,393
November 14, 2025	Eldorado Shares (1)	14.52	1,000
November 18, 2025	Eldorado Shares (1)	13.92	1,060
November 18, 2025	Eldorado Shares (1)	15.17	1,134
November 18, 2025	Eldorado Shares (1)	14.52	606
November 19, 2025	Eldorado Shares (1)	14.52	1,000
November 19, 2025	Eldorado Shares (1)	13.92	6,250
November 24, 2025	Eldorado Shares (1)	13.92	1,295
November 24, 2025	Eldorado Shares (1)	15.17	596
November 24, 2025	Eldorado Shares (1)	14.52	1,440
November 24, 2025	Eldorado Shares (1)	13.23	2,038
November 25, 2025	Eldorado Shares (1)	13.92	4,502
November 28, 2025	Eldorado Shares (1)	13.92	2,009
December 10, 2025	Eldorado Shares (1)	13.23	600
December 10, 2025	Eldorado Shares (1)	15.17	894
December 11, 2025	Eldorado Shares (1)	13.92	706
December 11, 2025	Eldorado Shares (1)	15.17	1,856
December 19, 2025	Eldorado Shares (1)	15.17	1,650
December 19, 2025	Eldorado Shares (1)	14.52	3,525

7

Date	Security	Issue Price ($)	Number of Securities
December 19, 2025	Eldorado Shares (1)	13.92	2,872
December 19, 2025	Eldorado Shares (1)	13.23	3,127
December 21, 2025	Eldorado Shares (1)	22.89	194
December 23, 2025	Eldorado Shares (1)	15.17	2,570
December 23, 2025	Eldorado Shares (1)	14.52	540
December 23, 2025	Eldorado Shares (1)	13.92	1,196
December 24, 2025	Eldorado Shares (1)	13.23	2,097
December 24, 2025	Eldorado Shares (1)	15.17	747
December 24, 2025	Eldorado Shares (1)	14.52	797
December 24, 2025	Eldorado Shares (1)	13.92	1,396
February 24, 2026	Eldorado Shares (1)	13.23	3,510
February 25, 2026	Eldorado Shares (1)	13.23	2,719
February 25, 2026	Eldorado Shares (1)	13.92	4,707
February 25, 2026	Eldorado Shares (1)	14.52	2,203
February 25, 2026	Eldorado Shares (1)	15.17	3,926
February 26, 2026	Eldorado Shares (1)	13.23	5,619
February 26, 2026	Eldorado Shares (1)	13.92	4,654
February 26, 2026	Eldorado Shares (1)	14.52	1,695
February 26, 2026	Eldorado Shares (1)	15.17	1,868
February 27, 2026	Eldorado Shares (1)	13.23	7,385
February 27, 2026	Eldorado Shares (1)	14.52	20,978
March 1, 2026	Eldorado Shares (1)	19.91	7,812
March 2, 2026	Eldorado Shares (1)	13.23	4,010
March 2, 2026	Eldorado Shares (1)	13.92	3,192
March 2, 2026	Eldorado Shares (1)	14.52	335
March 2, 2026	Eldorado Shares (1)	15.17	620
March 2, 2026	Eldorado Shares (1)	19.91	8,591
March 2, 2026	Eldorado Shares (1)	22.89	885
March 3, 2026	Eldorado Shares (1)	14.52	1,530
March 3, 2026	Eldorado Shares (1)	19.91	967
March 3, 2026	Eldorado Shares (1)	22.89	432
March 3, 2026	Eldorado Shares (1)	36.23	26
March 4, 2026	Eldorado Shares (1)	14.52	22,832
March 4, 2026	Eldorado Shares (1)	19.91	9,337
March 5, 2026	Eldorado Shares (1)	15.17	624
March 5, 2026	Eldorado Shares (1)	19.91	1,633

Note

(1)	Eldorado Shares issued upon exercise of Eldorado Options.

8

Securities Convertible into Eldorado Shares

Date	Security	Grant Price ($)	Number of Securities
September 1, 2025	Eldorado Options	34.05	506
September 1, 2025	Eldorado PSUs	34.05	378
September 1, 2025	Eldorado RSUs	34.05	189
November 4, 2025	Eldorado Options	36.23	31,730
November 4, 2025	Eldorado RSUs	36.23	11,591
November 4, 2025	Eldorado PSUs	36.23	5,512
March 1, 2026	Eldorado Options	63.35	344,614
March 1, 2026	Eldorado RSUs	63.35	127,714
March 1, 2026	Eldorado PSUs	63.35	102,805

Market For Securities

TSX

The Eldorado Shares are currently listed and traded on the TSX under the symbol “ELD”. The following tables set forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Eldorado Shares on the TSX:

Date	High ($)	Low ($)	Volume
March 1 – March 5, 2026	64.22	53.86	2,638,521
February 2026	65.53	49.68	18,109,773
January 2026	69.46	47.18	11,376,185
December 2025	51.53	41.99	9,663,451
November 2025	43.94	34.71	7,731,781
October 2025	43.41	34.25	14,141,765
September 2025	41.26	33.62	10,109,642
August 2025	34.32	28.55	6,289,853
July 2025	29.32	26.87	6,501,655
June 2025	29.78	26.74	7,425,891
May 2025	28.14	23.99	9,213,331
April 2025	28.50	21.82	9,210,491
March 2025	24.56	19.38	8,199,459

On January 30, 2026, the last full trading day on the TSX prior to the announcement that the Arrangement Agreement had been entered into, the closing price of the Eldorado Shares on the TSX was $58.42. On March 5, 2026, the last full trading day on the TSX prior to the date hereof, the closing price of the Eldorado Shares on the TSX was $55.27.

9

NYSE

The Eldorado Shares are currently listed and traded on the NYSE under the symbol “EGO”. The following tables set forth, for the periods indicated, the reported high, low and the aggregate volume of trading of the Eldorado Shares on the NYSE:

Date	High (US$)	Low (US$)	Volume
March 1 – March 5, 2026	46.62	39.34	1,742,191
February 2026	48.18	36.42	13,741,560
January 2026	51.16	34.36	10,641,764
December 2025	37.59	30.03	11,806,454
November 2025	31.42	24.65	9,507,643
October 2025	30.89	24.45	15,206,932
September 2025	29.57	24.36	15,253,655
August 2025	25.00	20.67	7,868,478
July 2025	21.24	19.63	8,548,265
June 2025	21.75	19.58	10,307,626
May 2025	20.43	17.19	10,017,198
April 2025	20.65	15.31	12,824,849
March 2025	17.17	13.38	9,170,194
February 2025	16.25	13.29	9,367,720

On January 30, 2026, the last full trading day on the NYSE prior to the announcement that the Arrangement Agreement had been entered into, the closing price of the Eldorado Shares on the NYSE was US$42.92. On March 5, 2026, the last full trading date on the NYSE prior to the date hereof, the closing price of the Eldorado Shares on the NYSE was US$40.47.

Legal Proceedings and Regulatory Actions

Other than disclosed in the documents incorporated by reference, there are no material legal proceedings or regulatory actions to which Eldorado is or was a party to, or to which any of Eldorado’s property is or was the subject of, during the 12-month period prior to the date of this Circular, nor is Eldorado aware of any being considered.

Auditors

The auditors of Eldorado are KPMG LLP. KPMG LLP is independent of Eldorado within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia. KPMG LLP has confirmed with respect to Eldorado that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Eldorado under all relevant US professional and regulatory standards.

Transfer Agents and Registrar

Computershare Trust Company of Canada, at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, is the transfer agent and registrar of Eldorado Shares.

10

Risk Factors

An investment in the securities of Eldorado is subject to certain risks. Readers should carefully consider the risk factors described under the heading “Risk Factors” in the Eldorado AIF, which is incorporated by reference herein, as well as the risk factors set forth under “Risk Factors” in this Circular. If any of the identified risks were to materialize, Eldorado’s business, financial position, results and/or future operations may be materially affected.

Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Eldorado that may present additional risks in the future.

Material Changes in the Affairs of Eldorado

Except as publicly disclosed or otherwise described in this Circular, the directors and officers of Eldorado are not aware of any plans or proposals for material changes in the affairs of Eldorado. Other than as disclosed in this Circular and as discussed in the Eldorado AIF, during the 12 months prior to the date of this Circular, Eldorado has not entered into any contracts, nor are there any contracts still in effect, that are material to the business, other than Contracts entered into in the ordinary course of business. See “Corporate Governance – Material Contracts” in the Eldorado AIF, which is incorporated by reference in this Circular.

Dividends

On January 22, 2026, Eldorado announced the initiation of a dividend program. The dividend program provides for the payment of a regular quarterly dividend per common share of Eldorado. The initial quarterly dividend of US$0.075 per Eldorado Share has been declared and will be payable on March 13, 2026 to Eldorado Shareholders of record at the close of business on February 27, 2026.

The declaration amount and payment of future quarterly dividends remain subject to the discretion of the Eldorado Board and will depend upon, among other things, Eldorado’s financial performance, capital requirements, business conditions and compliance with applicable legal and debt covenant requirements. Accordingly, except for the initial dividend referenced above, no assurance can be given that dividends will be declared or paid in the future.

Interest of Experts

The following are the names of persons or entities (a) that are named as having prepared or certified a report, valuation, statement or opinion (or part thereof) included in or incorporated by reference in this Circular; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or Eldorado.

(a)	KPMG LLP provided the report of the Independent Registered Public Accounting Firm dated February 19, 2026 in respect of the Eldorado Annual Financial Statements;

(b)	KPMG LLP provided the report of the Independent Registered Public Accounting Firm dated February 19, 2026 in respect of the effectiveness of the Eldorado’s internal control over financial reporting as of December 31, 2025; and

(c)	each of BMO Capital Markets and RBC Capital Markets is named as having prepared or certified a report, statement or opinion in this Circular, specifically their respective fairness opinions.

Eldorado’s independent auditor is KPMG LLP Chartered Professional Accountants, who have prepared the report of the Independent Registered Public Accounting Firm dated February 19, 2026 in respect of the Eldorado Annual Financial Statements. KPMG LLP has confirmed that they are independent with respect to Eldorado within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Eldorado under all relevant US professional and regulatory standards.

Except as set out herein, as at the date hereof, to the best knowledge of Eldorado, BMO Capital Markets and RBC Capital Markets, and if applicable, their directors, officers, employees and partners, collectively, held less than one percent of the securities of Eldorado when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of Eldorado or of any associate or affiliate of Eldorado in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

11

Appendix E

Information Concerning FORAN Mining Corporation

General

The principal business of Foran is the acquisition, exploration and advancement of mineral properties. Foran is a near-term critical minerals producer after announcing a formal investment decision to proceed with the construction of the McIlvenna Bay Project and has not yet achieved commercial production. Foran’s material mineral property for the purposes of NI 43-101 is the McIlvenna Bay Property. The McIlvenna Bay Project encompasses a large land package, including the McIlvenna Bay Property, which hosts the McIlvenna Bay Deposit, and a number of earlier stage prospective exploration targets of interest including the Tesla Zone, in addition to a pipeline of priority exploration targets. Foran’s near-term goal is to continue advancing construction of the McIlvenna Bay Project, achieve commercial production and invest in exploration activities to potentially unlock untapped value within its properties. Foran is committed to creating value for stakeholders, which includes striving to work with local communities, provide safe employment, and advance diversity and equality.

Foran’s head office is located in Vancouver, Canada and it is listed on the TSX (TSX:FOM) and on the OTCQX under the ticker symbol “FMCXF”.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular, including this Appendix E, from documents filed with securities commissions or similar authorities in Canada.

Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Foran at Suite 904 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2 or by telephone at (604)-488-0008 and are also available electronically under Foran’s profile on SEDAR+ at www.sedarplus.ca. Foran’s filings through SEDAR+ are not incorporated by reference in the Circular except as specifically set out herein.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference in, and form an integral part of, this Circular:

(a)	the Foran AIF;

(b)	the Foran Annual Financial Statements;

(c)	the Foran Annual MD&A;

(d)	the Foran AGM Circular;

(e)	management information circular of Foran dated May 30, 2025 prepared for the purposes of the special meeting of the shareholders of Foran held on July 10, 2025;

(f)	the Foran Interim Financial Statements;

(g)	the interim management discussion and analysis of Foran for the three and nine months ended September 30, 2025; and

(h)	the material change report of Foran filed on February 11, 2026, relating to Eldorado’s proposed acquisition of Foran and entering into of the Arrangement Agreement.

1

Any document of the type referred to in section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material change reports), if filed by Foran with a securities commission or similar regulatory authority in Canada after the date of this Circular, will be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Upon Foran’s filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities in Canada, the previous Foran AIF, the previous Foran Annual Financial Statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of Foran’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Circular. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by Foran with the applicable securities regulatory authorities in Canada, during the proxy solicitation period, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed by Foran prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Circular.

Overview

Foran was incorporated as 368061 B.C. Ltd. on June 21, 1989 under the Company Act (British Columbia) and changed its name to “Foran Mining Corporation” on September 8, 1989. On November 13, 2007, Foran continued into Saskatchewan under The Business Corporations Act (Saskatchewan) and on July 4, 2014, Foran was continued back to British Columbia under the BCBCA.

Foran’s head office and registered office is located at Suite 904 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2.

Further information regarding the business of Foran, its operations and its mineral properties can be found in the documents incorporated by reference in this Circular. Readers are encouraged to thoroughly review these documents as they contain important information about Foran. See “Documents Incorporated by Reference” in this Appendix E.

Consolidated Capitalization

Since the date of the Foran Annual Financial Statements, there have been no material changes in Foran's consolidated share and loan capital.

Description of Share Capital

Pursuant to Foran’s articles, Foran is authorized to issue an unlimited number of Foran Common Shares without par value, an unlimited number of Foran Preferred Shares without par value and an unlimited number Foran Non-Voting Shares without par value. As of the date of this Circular, there are 535,723,158 Foran Common Shares, 27,777,778 Foran Non-Voting Shares and nil Foran Preferred Shares issued and outstanding.

2

For a description of the material attributes and characteristics of the Foran Common Shares, Foran Preferred Shares and Foran Non-Voting Shares, see “Description of Capital Structure” in the Foran AIF, which is incorporated by reference in this Circular.

Prior Sales

Foran has not sold or issued any Foran Shares or securities convertible into Foran Common Shares during the 12-month period prior to the date of the Circular other than as follows:

Foran Shares

Date	Security	Issue Price ($)	Number of Securities
March 25, 2025	Foran Common Shares(1)	$0.09	250,000
March 26, 2025	Foran Common Shares(1)	$0.34	100,000
March 26, 2025	Foran Common Shares(1)	$0.09	125,000
March 26, 2025	Foran Common Shares(1)	$0.09	50,000
March 27, 2025	Foran Common Shares(1)	$1.05	100,000
March 27, 2025	Foran Common Shares(1)	$0.09	50,000
March 27, 2025	Foran Common Shares(1)	$1.05	100,000
March 31, 2025	Foran Common Shares(1)	$0.09	75,000
April 16, 2025	Foran Common Shares(2)	$4.08	25,000
May 26, 2025	Foran Common Shares(1)	$0.34	100,000
May 26, 2025	Foran Common Shares(1)	$0.09	125,000
May 28, 2025	Foran Common Shares(3)	$3.00	98,502,909
June 20, 2025	Foran Common Shares(1)	$1.33	250,000
June 23, 2025	Foran Common Shares(1)	$1.33	100
June 24, 2025	Foran Common Shares(1)	$1.33	174,900
June 30, 2025	Foran Common Shares(1)	$1.33	175,000
July 11, 2025	Foran Common Shares(3)	$3.00	18,163,758
August 26, 2025	Foran Common Shares(2)	$3.21	106,388
November 10, 2025	Foran Common Shares(4)	$0.25	1,714,285
November 14, 2025	Foran Common Shares(1)	$0.20	1,000,000

3

Date	Security	Issue Price ($)	Number of Securities
November 14, 2025	Foran Common Shares(1)	$2.25	16,666
November 14, 2025	Foran Common Shares(2)	$3.72	317,081
November 14, 2025	Foran Common Shares(1)	$3.34	6,666
November 17, 2025	Foran Common Shares(1)	$0.20	240,611
November 17, 2025	Foran Common Shares(1)	$1.05	75,000
November 17, 2025	Foran Common Shares(1)	$2.35	100,000
November 17, 2025	Foran Common Shares(1)	$3.34	35,000
November 17, 2025	Foran Common Shares(1)	$2.35	15,000
November 18, 2025	Foran Common Shares(1)	$0.20	3,258,093
November 20, 2025	Foran Common Shares(1)	$0.20	1,501,296
November 21, 2025	Foran Common Shares(4)	$0.25	4,000,000
November 26, 2025	Foran Common Shares(1)	$2.35	25,000
November 26, 2025	Foran Common Shares(1)	$2.47	25,000
November 27, 2025	Foran Common Shares(1)	$3.91	6,667
November 27, 2025	Foran Common Shares(5)	$4.31	1,218,900
December 2, 2025	Foran Common Shares(5)	$4.21	799,200
December 3, 2025	Foran Common Shares(5)	$4.06	479,500
December 4, 2025	Foran Common Shares(5)	$4.30	3,734,900
December 5, 2025	Foran Common Shares(5)	$4.30	1,821,400
December 6, 2025	Foran Common Shares(5)	$4.24	370,300
December 9, 2025	Foran Common Shares(5)	$4.13	152,700
December 15, 2025	Foran Common Shares(5)	$4.06	327,100
December 15, 2025	Foran Common Shares(1)	$2.47	50,000
December 16, 2025	Foran Common Shares(5)	$4.20	740,900
December 17, 2025	Foran Common Shares(5)	$4.27	654,500

4

Date	Security	Issue Price ($)	Number of Securities
December 18, 2025	Foran Common Shares(5)	$4.25	915,900
December 19, 2025	Foran Common Shares(5)	$4.30	511,800

Note:

(1)	Foran Common Shares issued upon exercise of Foran Options.

(2)	Foran Common Shares issued upon exercise of Foran RSUs.

(3)	Foran Common Shares issued upon private placement.

(4)	Foran Common Shares issued upon exercise of Foran Warrants.

(5)	Foran Common Shares issued under Foran’s at-the-market prospectus supplement dated July 29, 2025.

Securities Convertible into Foran Shares

Date	Security	Grant Price ($)	Number of Securities
March 25, 2025	Foran RSUs	N/A	990,000
March 25, 2025	Foran DSUs	N/A	145,000
March 25, 2025	Foran Options	4.08	2,180,000
May 20, 2025	Foran Options	3.39	195,000
August 18, 2025	Foran Options	2.68	150,000
September 15, 2025	Foran Options	3.25	20,000
September 16, 2025	Foran Options	3.25	10,000
November 12, 2025	Foran Options	3.89	15,000
December 15, 2025	Foran Options	4.09	10,000
February 24, 2026	Foran RSUs	N/A	237,5000
February 24, 2026	Foran DSUs	N/A	279,000
February 24, 2026	Foran Options	6.90	1,302,250

5

Market For Securities

TSX

The Foran Common Shares are listed and traded on the TSX under the symbol “FOM”. The following table sets forth, for the periods indicated, the reported high and low closing trading prices and the aggregate volume of trading of the Foran Common Shares on the TSX:

Date	High ($)	Low ($)	Volume
March 1 – March 5, 2026	7.30	6.22	6,155,205
February, 2026	7.28	5.67	47,887,984
January 2026	7.10	5.04	55,098,795
December 2025	5.12	4.08	27,622,798
November 2025	4.18	3.70	33,138,643
October 2025	3.91	3.32	45,599,083
September 2025	3.89	3.01	42,008,348
August 2025	3.05	2.47	21,638,618
July 2025	3.06	2.49	17,842,453
June 2025	3.36	3.01	11,515,085
May 2025	3.67	2.99	15,205,328
April 2025	3.65	2.90	15,711,863
March 6 – March 31, 2025	4.19	3.65	12,564,218

Source: FactSet

On January 30, 2026, the last full trading day on the TSX prior to the announcement that the Arrangement Agreement had been entered into, the closing price of the Foran Common Shares on the TSX was $6.59. On March 5, 2026, the last full trading day on the TSX prior to the date hereof, the closing price of the Foran Common Shares on the TSX was $6.22.

OTCQX

The Foran Common Shares are currently listed and traded on the OTCQX under the symbol “FMCXF”. The following table sets forth, for the periods indicated, the reported high and low closing trading prices and the aggregate volume of trading of the Foran Common Shares on the OTCQX:

Date	High (US$)	Low (US$)	Volume
March 1 – March 5, 2026	5.28	4.54	1,341,488
February, 2026	5.32	4.14	3,589,189
January 2026	5.26	3.68	4,154,654
December 2025	3.75	2.91	3,488,550
November 2025	3.04	2.64	1,710,962
October 2025	2.81	2.38	2,948,970

6

Date	High (US$)	Low (US$)	Volume
September 2025	2.81	2.19	4,755,256
August 2025	2.20	1.80	3,175,715
July 2025	2.25	1.82	3,804,967
June 2025	2.47	2.20	1,737,664
May 2025	2.67	2.18	1,850,484
April 2025	2.54	2.11	1,782,507
March 2025	2.90	2.54	1,311,796

Source: FactSet

On January 30, 2026, the last full trading day on the OTCQX prior to the announcement that the Arrangement Agreement had been entered into, the closing price of the Foran Common Shares on the OTCQX was US$4.82. On March 5, 2026, the last full trading date on the OTCQX prior to the date hereof, the closing price of the Foran Common Shares on the OTCQX was US$4.54.

Legal Proceedings and Regulatory Actions

There are no material legal proceedings or regulatory actions to which Foran is or was a party to, or to which any of Foran’s property is or was the subject of, during the 12-month period prior to the date of this Circular, and Foran does not know of any such legal proceeding or regulatory actions to be contemplated.

Auditors

The auditors of Foran are KPMG LLP at 777 Dunsmuir St, Vancouver, BC V7Y 1K3. KPMG LLP is independent of Foran within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

Transfer Agent and Registrar

The registrar and transfer agent for the Foran Common Shares is Computershare at its office in Vancouver, British Columbia.

Risk Factors

An investment in the securities of Foran is subject to certain risks. Readers should carefully consider the risk factors described under the heading “Risk Factors” in the Foran AIF, which is incorporated by reference herein, as well as the risk factors set forth under “Risk Factors” in this Circular. If any of the identified risks were to materialize, Foran’s business, financial position, results and/or future operations may be materially affected.

Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Foran that may present additional risks in the future.

7

Material Changes in the Affairs of Foran

Except as publicly disclosed or otherwise described in this Circular, the directors and officers of Foran are not aware of any plans or proposals for material changes in the affairs of Foran. Other than as disclosed in this Circular and as discussed in the Foran AIF, during the 12 months prior to the date of this Circular, Foran has not entered into any contracts, nor are there any contracts still in effect, that are material to the business, other than Contracts entered into in the ordinary course of business. See “Material Contracts” in the Foran AIF, which is incorporated by reference in this Circular.

Dividends

Since Foran’s incorporation, it has not paid any dividends on the Foran Common Shares. The declaration amount and payment of future quarterly dividends remain subject to the discretion of Foran’s board of directors and will depend upon, among other things, Foran’s financial performance, capital requirements, business conditions and compliance with applicable legal and debt covenant requirements. Accordingly, no assurance can be given that dividends will be declared or paid in the future.

See “Dividends” in the Foran AIF, which is incorporated by reference in this Circular.

Interest of Experts

The following are the names of persons or entities (a) that are named as having prepared or certified a report, valuation, statement or opinion (or part thereof) included in or incorporated by reference in this Circular; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or Foran.

(a)	KPMG LLP provided an auditors’ report dated March 20, 2025 in respect of the Foran Annual Financial Statements; and

(b)	each of NBF, Morgan Stanley and Stifel is named as having prepared or certified a report, statement or opinion in this Circular, specifically their respective fairness opinions.

Foran’s independent auditor is KPMG LLP Chartered Professional Accountants, who have prepared the Independent Auditors’ Report dated March 20, 2025 in respect of the Foran Annual Financial Statements. KPMG LLP has confirmed that they are independent with respect to Foran within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

Except as set out herein, as at the date hereof, to the best knowledge of Foran, NBF, Morgan Stanley and Stifel, and if applicable, their directors, officers, employees and partners, collectively, held less than one percent of the securities of Foran when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of Foran or of any associate or affiliate of Foran in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

8

Appendix F

BMO Capital Markets Fairness Opinion

Please see attached.

February 1, 2026

The Board of Directors

Eldorado Gold Corporation

550 Burrard Street, 11th Floor

Vancouver, BC

V6C 2B5 Canada

To the Board of Directors

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Eldorado Gold Corporation (“Eldorado”) and Foran Mining Corporation ( “Foran”) propose to enter into an arrangement agreement to be dated February 1, 2026 (the “Arrangement Agreement”) pursuant to which, among other things, Eldorado will acquire all of the outstanding voting common shares of Foran (“Foran Shares”), including for certainty the Foran Shares to be issued on conversion of the non-voting common shares of Foran. Pursuant to the proposed acquisition, each holder of Foran Shares will be entitled to receive, in exchange for each Foran Share held, 0.1128 common shares of Eldorado (the “Consideration Shares”) and $0.01 in cash (collectively, with the Consideration Shares, the “Consideration”) by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in Eldorado’s joint management information circular (the “Circular”) to be mailed to holders of Eldorado common shares (the “Shareholders”) in connection with a special meeting of Shareholders to consider and, if deemed advisable, approve the issuance of the Consideration Shares pursuant to the Arrangement.

We have been retained to provide financial advice to Eldorado, including our opinion (the “Opinion”) to the board of directors of Eldorado (the “Board of Directors”) that the Consideration to be provided pursuant to the Arrangement is fair from a financial point of view to Eldorado.

Engagement of BMO Capital Markets

Eldorado initially contacted BMO Capital Markets in November 2025 regarding a potential advisory assignment. BMO Capital Markets was formally engaged by Eldorado pursuant to an agreement effective as of November 18, 2025 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide Eldorado and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangement. Eldorado has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in mergers and acquisitions, divestitures, restructurings, valuation, fairness opinions and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates (as defined under National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”)), is an insider, associate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder (the “Act”)) or affiliate of Eldorado, Foran, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than:

(i)	acting as financial advisor to Eldorado and the Board of Directors pursuant to the Engagement Agreement;
(ii)	acting as financial advisor to Eldorado in connection with a number of undisclosed potential strategic opportunities;
(iii)	acting as joint lead arranger on Eldorado’s senior secured credit facility originally established in May 2019 and subsequently amended and restated from time to time;
(iv)	acting as an agent under Foran’s at-the-market equity program;
(v)	participating as a trading counterparty in Eldorado’s gold hedging program;
(vi)	acting as co-lead agent and joint bookrunner in connection with Foran’s brokered private placement completed as part of its $360 million offering of Foran Shares in August and September 2024; and
(vii)	providing various treasury and payment solutions, foreign exchange services, and equity trading services to both Eldorado and Foran.

Other than set forth above, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, and in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated February 1, 2026;

2.	a draft of the Plan of Arrangement dated February 1, 2026;

3.	a draft of the voting support agreements dated February 1, 2026 between Eldorado and each of the directors and senior officers of the Eldorado and Foran (collectively, the “Support Agreements”);

4.	certain publicly available information relating to the business, operations, financial condition and trading history of Eldorado and Foran and other selected public companies we considered relevant;

5.	various publicly available third-party expert reports;

6.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Eldorado relating to the business, operations and financial condition of Eldorado and Foran;

7.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of Eldorado;

8.	discussions with management of Eldorado relating to Eldorado’s and Foran’s current business, plans, financial condition and prospects;

9.	discussions with external legal counsel of Eldorado;

10.	public information with respect to selected precedent transactions we considered relevant;

11.	historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of Eldorado and Foran;

12.	various reports published by equity research analysts we considered relevant;

13.	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of Eldorado; and

14.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by Eldorado to any information under Eldorado’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of Eldorado or otherwise obtained by us in connection with our engagement (collectively, the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information.

In preparing our Opinion, we have assumed that forecasts, projections, estimates and budgets relating to:

(i)	Eldorado or any of its subsidiaries provided to us by Eldorado were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of Eldorado, having regard to Eldorado’s business, plans, financial condition and prospects and are not misleading in any material respect; and

(ii)	Foran or any of its subsidiaries provided to us were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of Eldorado, having regard to the financial and other information and data, advice, opinions, representations and other material provided to Eldorado with respect to Foran’s business, plans, financial condition and prospects.

Senior officers of Eldorado have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that:

(i)	the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, Eldorado, or in writing by Eldorado or any of its subsidiaries (as defined in NI 45-106) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is as of the date hereof, complete, true and correct in all material respects and did not and does not contain a misrepresentation (as defined in the Act);

(ii)	in respect of Foran or any of its subsidiaries, to the best of such officers’ knowledge, the Information was, at the date the Information was provided to BMO Capital Markets, and is as of the date hereof, complete, true and correct in all material respects and did not and does not contain a misrepresentation; and

(iii)	since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, (a) there has been no material change (as defined in the Act) or change in material fact (as defined in the Act), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Eldorado or any of its subsidiaries, (b) to the best of such officers’ knowledge, there has been no material change or change in material fact, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Foran or any of its subsidiaries, and (c) no change has occurred in the Information or any part thereof which would have, or which could reasonably be expected to have, a material effect on the Opinion.

We have not been provided with direct access to the management of Foran and certain information regarding Foran’s business, operations, financial condition and prospects and, accordingly, we have relied upon Eldorado with respect to such matters and we have assumed that had we been provided with such direct access, any information received would not be meaningful in any respect to our analyses or this Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement will not differ in any material respect from the draft that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses. We have also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it in relation to the Arrangement and that Eldorado will be entitled to fully enforce its rights under the Arrangement Agreement and receive the benefits therefrom in accordance with the terms thereof.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Eldorado and Foran as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of Eldorado and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation to Eldorado, the Board of Directors, its special committee, or any Shareholder with respect to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of Eldorado, Foran or their respective affiliates, nor have we been furnished with any such valuations or appraisals, and the Opinion should not be construed as such.

The Opinion is not, and should not be construed as, advice as to the price at which the securities of Eldorado or Foran may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by Eldorado and its legal advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to Eldorado.

We have not met with the auditor of Eldorado or Foran and have assumed the accuracy, completeness and fair presentation of, and have relied upon, without independent verification, the financial statements of Eldorado and Foran and any reports of the auditors thereon.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the Information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

The information herein should only be considered in its entirety.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be paid by Eldorado pursuant to the Arrangement is fair from a financial point of view to Eldorado.

Yours truly,

/s/ “BMO Nesbitt Burns Inc.”

BMO Nesbitt Burns Inc.

Appendix G

RBC Fairness Opinion

Please see attached.

RBC Dominion Securities Inc.
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario M5J 2W7
Telephone: (416) 842-2000

February 1, 2026

The Board of Directors and Special Committee of the Board of Directors

Eldorado Gold Corporation

500 Burrard Street – 11th Floor

Vancouver, British Columbia

V6C 2B5

To the Board and the Special Committee:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Eldorado Gold Corporation (“Eldorado”, or the “Company”) and Foran Mining Corporation (“Foran”) propose to enter into an arrangement agreement dated February 1, 2026 (the “Arrangement Agreement”) to effect a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), pursuant to which Eldorado will acquire all of the issued and outstanding common shares of Foran (each a “Foran Share”) for consideration consisting of 0.1128 common shares of Eldorado (each whole share, an “Eldorado Share”) and $0.01 in cash for each Foran Share (collectively the “Consideration”). The terms of the Arrangement will be more fully described in a management information circular (the “Circular”), which will be mailed to shareholders of the Company in connection with the Arrangement.

RBC further understands that each of the directors and senior officers of Foran, who collectively own approximately 4% of the outstanding Foran Shares, propose to enter into voting and support agreements with Eldorado (the “Foran Voting Agreements”) pursuant to which, subject to the terms and conditions set forth therein, they will vote their securities held in favour of the Arrangement. RBC further understands that each of the directors and senior officers of Eldorado, who collectively own approximately 0.3% of the outstanding Eldorado Shares, propose to enter into voting and support agreements with Foran (the “Eldorado Voting Agreements”) pursuant to which, subject to the terms and conditions set forth therein, they will vote their shares held in favour of the Arrangement.

RBC also understands that a special committee (the “Special Committee”) of the board of directors (the “Board”) of the Company has been constituted to consider the Arrangement and make recommendations thereon to the Board. The Special Committee has retained RBC to provide advice and assistance to the Special Committee in evaluating the Arrangement, including the preparation and delivery to the Board of RBC’s opinion (the “Fairness Opinion”) as to the fairness of the Consideration to be paid under the Arrangement from a financial point of view to the Company. RBC has not prepared a valuation of the Company, Foran, or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Special Committee initially contacted RBC regarding a potential advisory assignment in January 2026 and RBC was formally engaged by the Special Committee through an agreement between the Company and RBC (the “Engagement Agreement”) dated January 19, 2026. The terms of the Engagement Agreement provide that RBC is to be paid a fixed fee for the Fairness Opinion. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province and territory in Canada and in the United States.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Foran or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Foran or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as disclosed herein. In connection with the Arrangement, RBC and its affiliates have agreed to act as co-underwriter on a C$130 million backstop to Foran’s senior secured project credit facility and committed to provide 50% of the commitment under the backstop. RBC and its affiliates acted as (i) lead bookrunner on Eldorado’s C$199 million block trade offering of G Mining Ventures shares in January, 2025, and (ii) administrative agent, joint bookrunner, co-lead arranger, and co-syndication agent on a refinancing and upsize of Eldorado Gold’s US$350 million senior secured revolving credit facility in June 2024. There are no other understandings, agreements or commitments between RBC and the Company, Foran or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Foran or any of their respective associates or affiliates. The compensation of RBC under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Fairness Opinion or the successful outcome of the Transaction.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Foran or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Foran or the Arrangement. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to the Company in the normal course of business.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated February 1, 2026, of the Arrangement Agreement;

2.	the most recent draft, dated February 1, 2026, of the Foran Voting Agreements;

3.	the most recent draft, dated February 1, 2026, of the Eldorado Voting Agreements;

4.	audited financial statements of Foran and the Company for each of the five years ended December 31, 2020 through 2024;

5.	the unaudited interim financial statements of Foran and the Company for the quarters ended March 31, June 30, and September 30, 2025;

6.	the Management Discussion and Analysis of Foran for each of the five years ended December 31, 2020 and 2024;

7.	the Notice of Special Meeting of Shareholders and Management Information Circular of Foran for the meeting held on July 10, 2025;

8.	the Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular of the Company for the the meeting held on June 4, 2024, and the Notice of Annual Meeting of Shareholders and Management Proxy Circular of the Company for the meeting held on June 3, 2025;

9.	annual information forms of Foran and the Company for each of the two years ended December 31, 2023 and 2024;

10.	the McIlvenna Bay technical report titled “2025 Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada” prepared by Stantec Consulting Ltd., Micon International Ltd., Canada North Environmental Services, RockEng Inc., and G Mining Services dated March 12, 2025 (the “2025 Technical Report”);

11.	unaudited projected operating and financial forecasts of Foran, prepared by the management of Foran, based on the 2025 Technical Report and updated 2026 life of mine budget, for the years ending December 31, 2026 to 2060;

12.	unaudited projected operating and financial forecasts of the Company and Foran, prepared by the management of the Company, for the years ending December 31, 2026 to 2060;

13.	discussions with senior management of the Company;

14.	discussions with the Special Committee’s legal counsel;

15.	public information relating to the business, operations, financial performance and stock trading history of Foran and of the Company and other selected public companies considered by us to be relevant;

16.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

17.	public information regarding the gold and copper mining industries;

18.	discussions with other financial advisors of the Company;

19.	representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

20.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of the Company and Foran) and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided to RBC orally by, or in the presence of, any officer or employee of the Company, or in writing by the Company, any of its affiliates or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion was, at the date provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact, and did not and does not omit to state any material fact necessary to make the Information, or any statement contained therein, not misleading in light of the circumstances in which it was provided to RBC; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and there has been no material change in the Information or other material change or change in material facts, in each case, that might reasonably be considered material to the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met and that the disclosure provided or incorporated by reference in the Circular with respect to the Company, Foran, their subsidiaries and affiliates and the Arrangement is accurate in all material respects.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Foran and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

The Fairness Opinion has been provided for the use of the Board and the Special Committee and may not be used by any other person or relied upon by any other person other than the Board and the Special Committee without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any holder of Eldorado Shares as to whether to vote in favour of the Arrangement.

Fairness Analysis

Approach to Fairness

In considering the fairness, from a financial point of view, of the Consideration to be paid under the Arrangement to the Company, RBC principally considered and relied upon the following approaches: (i) a comparison of the Consideration to be paid under the Arrangement to the results of a net asset value analysis of Foran under a variety of sensitivity analyses, and (ii) a comparison of the multiples implied by the Consideration to be paid under the Arrangement to those derived from precedent transactions. RBC also conducted an analysis of the pro forma impact of the Arrangement on the Company. RBC also compared the multiples implied by the Consideration to be paid under the Arrangement to those of publicly traded peers, however, given that public trading values generally reflect minority discount values rather than “en bloc” values, RBC did not rely on this methodology.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the Consideration to be paid under the Arrangement is fair from a financial point of view to the Company.

Yours very truly,

/s/ “RBC Dominion Securities Inc.”

RBC DOMINION SECURITIES INC.

Appendix H

Morgan stanley Fairness Opinion

Please see attached.

February 1, 2026

Board of Directors

Foran Mining Corporation

904-409 Granville St.

Vancouver, BC

V6C 1T2

To the Board of Directors:

Morgan Stanley Canada Limited ("Morgan Stanley" or "we", "us" or "our") understands that Foran Mining Corporation (the "Company") and Eldorado Gold Corporation (the "Purchaser") propose to enter into an arrangement agreement to be dated as of February 1, 2026 (the "Arrangement Agreement"), pursuant to which, among other things, the Purchaser will acquire all of the outstanding common shares of the Company ("Company Shares") for consideration of 0.1128 of a common share of the Purchaser ("Purchaser Shares") for each Company Share outstanding (the "Consideration") pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). The terms and conditions of the Arrangement are more fully set forth in the Arrangement Agreement.

We have been retained to provide financial advice to the Company, including our opinion as to whether the Consideration to be received by the holders of Company Shares pursuant to the Arrangement is fair, from a financial point of view, to the holders of Company Shares.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Purchaser, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Purchaser, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Purchaser, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Arrangement, prepared by the managements of the Company and the Purchaser, respectively;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Arrangement, with senior executives of the Company;

6)	Reviewed the pro forma impact of the Arrangement on the Company's and Purchaser's earnings, cash flow, consolidated capitalization and certain financial ratios;

7)	Reviewed the reported prices and trading activity for the Company Shares and the Purchaser Shares;

8)	Compared the financial performance of the Company and the Purchaser and the prices and trading activity of the Company Shares and the Purchaser Shares with that of certain other publicly-traded companies comparable with the Company and the Purchaser, respectively, and their securities;

9)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

2

10)	Participated in certain discussions with representatives of the Company and the Purchaser, and the Company's financial and legal advisors;

11)	Reviewed a draft of the Arrangement Agreement dated February 1, 2026 (including, without limitation, the Plan of Arrangement appended thereto), and a draft form of voting and support agreement to be entered into between the Purchaser and each of the directors and officers and certain securityholders of the Company;

12)	Reviewed a representation letter as to certain factual matters and the completeness and accuracy of certain information upon which the opinion is based, addressed to us as of the date hereof, provided by a senior officer of the Company; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

Morgan Stanley has not, to the best of its knowledge, been denied access by the Company to any information under the Company's control requested by Morgan Stanley.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Purchaser (the "Information"), and formed a substantial basis for this opinion. The opinion is conditional upon such accuracy and completeness. A senior officer of the Company has represented to Morgan Stanley in a representation letter delivered as of the date hereof, among other things, that:

(a)	the Information provided to Morgan Stanley orally by, or in the presence of, an officer, director or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in the Securities Act (British Columbia) (the "Act")) or any of its or their representatives in connection with Morgan Stanley's engagement, (i) in respect of the Company or any of its subsidiaries, was at the date the Information was provided to Morgan Stanley, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act) and (ii) in respect of the Purchaser or any of its subsidiaries, to the best knowledge, information and belief of such senior officer, was at the date the Information was provided to Morgan Stanley, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act);

(b)	since the dates on which the Information was provided or made available to Morgan Stanley, except as disclosed in writing to Morgan Stanley, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of (1) the Company or any of its subsidiaries, and (ii) to the best knowledge, information and belief of such officer, the Purchaser or any of its subsidiaries; and

(c)	no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Arrangement, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Purchaser of the future financial performance of the Company and the Purchaser. The opinion is conditional upon such fair presentation. In addition, we have assumed that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Arrangement Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Arrangement, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Arrangement. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and the Purchaser and their legal, tax, or regulatory advisors with respect to legal, tax or regulatory matters. We have relied upon, without independent verification, the assessment by the managements of the Company and the Purchaser of: (i) the strategic, financial and other benefits expected to result from the Arrangement; (ii) the timing and risks associated with the integration of the Company and the Purchaser; (iii) their ability to retain key employees of the Company and the Purchaser, respectively and (iv) the validity of, and risks associated with, the Company and the Purchaser's existing and future business models.

3

We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of Company Shares pursuant to the Arrangement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Purchaser, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and although Morgan Stanley reserves the right to change or withdraw the opinion in that event, we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Company in connection with the Arrangement including, among other things, the provision of the opinion, and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Arrangement, pursuant to the terms of a letter agreement between Morgan Stanley and the Company dated January 26, 2026. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Neither Morgan Stanley, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Act or the rules made thereunder) of the Purchaser, the Company, or any of their respective associates or affiliates (collectively, the "Interested Parties"). Morgan Stanley has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Company in connection with the Arrangement. There are no understandings, agreements or commitments between Morgan Stanley and any of the Interested Parties with respect to future business dealings. Morgan Stanley may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, the Purchaser, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

4

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company only and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion in its entirety and a summary thereof (in a form acceptable to us) may be included in the management information circular of the Company required to be filed with the Canadian securities regulatory authorities in connection with a meeting of the Company's securityholders to approve the Arrangement. This opinion does not address the relative merits of the Arrangement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Arrangement Agreement. In addition, this opinion does not in any manner address the prices at which the Purchaser Shares will trade following consummation of the Arrangement or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company and the Purchaser should vote at the shareholders’ meeting to be held in connection with the Arrangement. We do not express any view on, and this opinion does not address, any other term or aspect of the Arrangement Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Arrangement Agreement or entered into or amended in connection therewith.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of Company Shares pursuant to the Arrangement is fair, from a financial point of view, to the holders of Company Shares.

Very truly yours,
/s/ “Morgan Stanley Canada Limited”

5

Appendix I

NBF Fairness Opinion

Please see attached.

February 1, 2026

The Board of Directors of

Foran Mining Corporation

409 Granville Street, Suite 904

Vancouver, British Columbia

V6C 1T2 Canada

To the Board of Directors:

National Bank Financial Inc. (“NBF”, “we”, or “us”) understands that Foran Mining Corporation (“Foran” or the “Company”) and Eldorado Gold Corporation (the “Acquiror”) propose to enter into a definitive arrangement agreement to be dated February 1, 2026 (the “Arrangement Agreement”), pursuant to which the Acquiror will, among other things, acquire all of the issued and outstanding common shares of Foran (the “Foran Common Shares”), including those Foran Common Shares to be issued on conversion of the non-voting shares of Foran (the “Foran Non-Voting Shares”, and together with the Foran Common Shares, the “Foran Shares”) and pursuant to which each holder of Foran Shares (“Shareholders”) will be entitled to receive, in exchange for each Foran Share held, 0.1128 of a common share of the Acquiror (each whole share of the Acquiror being an “Acquiror Share”) and $0.01 in cash (the “Consideration”).

The transaction contemplated by the Arrangement Agreement will be effected pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) and will require the approval of (i) at least 66 2/3% of the votes cast by the holders of Foran Common Shares and Foran Non-Voting Shares, voting together as a single class, (ii) at least 66 2/3% of the votes cast by the holders of Foran Common Shares, Foran Non-Voting Shares, Foran stock options, Foran restricted share units and Foran deferred share units, voting together as a single class; (iii) if applicable, a simple majority of the votes cast by the holders of Foran Common Shares, voting as a separate class, excluding those votes attached to Foran Common Shares held by persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”); and (iv) if applicable, a simple majority of the votes cast by the holders of Foran Non-Voting Shares, voting as a separate class, excluding those votes attached to Foran Non-Voting Shares held by persons required to be excluded pursuant to MI 61-101, in each case, at a special meeting of Foran securityholders expected to be held on or before April 14, 2026 (the “Company Meeting”). Issuance of the Consideration in connection with the Arrangement will require approval of a simple majority of the votes cast by holders of the Acquiror Shares present in person or represented by proxy and entitled to vote at a meeting to be held by the Acquiror (the “Acquiror Meeting”, and collectively with the Company Meeting, the “Meetings”). Further, we understand that the material terms and conditions of the Arrangement Agreement will be more fully described in a joint management information circular (the “Circular”) to be prepared by each of Foran and the Acquiror and to be mailed to securityholders of Foran and holders of Acquiror Shares in connection with the Meetings.

NBF also understands that each of the senior officers and directors of the Company, who collectively own approximately 3.6% of the Foran Common Shares, have entered into a voting and support agreement with the Acquiror, pursuant to which, subject to the terms and conditions set forth therein, they will vote their securities held, as applicable, in favour of the Arrangement (the “Support Agreements”).

Engagement of National Bank Financial

The Company initially contacted NBF in December 2025 regarding a potential advisory assignment and was formally retained by the Company pursuant to an engagement agreement dated January 28, 2026 (the “Engagement Agreement”) to act as financial advisor to the Company which services include providing financial advice and assistance to the Company with respect to the Arrangement, including the preparation and delivery of an opinion (the “Opinion”) to the board of directors of the Company (the “Board of Directors”) as to the fairness from a financial point of view of the Consideration to be received by the Shareholders, other than the Acquiror, pursuant to the Arrangement.

NBF understands that the Opinion and a summary thereof will be included in the Circular and, subject to the terms of the Engagement Agreement, NBF consents to such disclosure. NBF has not been asked to prepare and has not prepared a formal valuation under MI 61-101 of the Company or the Acquiror, or a valuation of any of the securities or assets of the Company or the Acquiror and this Opinion should not be construed as such.

NBF will be paid fees for its services as financial advisor to the Company, including for the delivery of the Opinion. A substantial portion of the fees payable to NBF are contingent on completion of the Arrangement or an alternative transaction. In addition, NBF is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Relationship with Interested Parties

Neither NBF nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of the Company, the Acquiror, or any other interested party (as such term is defined in MI 61-101) or any of their respective associates or affiliates (collectively, the "Interested Parties"). Neither NBF nor any of its affiliates has been engaged to provide any financial advisory services, nor has NBF or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company pursuant to the Engagement Agreement; (ii) acting as lead left bookrunner of the Company’s at-the-market equity program to offer and sell up to C$50 million of common shares of the Company, announced on July 29, 2025; (iii) acting as co-lead agent and joint bookrunner for the Company’s C$289 million brokered private placement common share and flow-through share offering, which closed on August 8, 2024; (iv) acting as a co-lead arranger, joint bookrunner and co-syndication agent to the Acquiror as part of its corporate credit facilities; (v) acting as the broker designated to make purchases pursuant to the Acquiror’s normal course issuer bid commencing on August 6, 2025 and ending on July 31, 2026, and (vi) acting as a provider of treasury management services such as foreign exchange, commodity and interest rate hedging services to the Acquiror.

Other than as set forth above, there are no understandings, agreements or commitments between NBF and its affiliates and any of the Interested Parties with respect to any future business dealings. NBF or its affiliates may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, National Bank of Canada ("NBC"), of which NBF is a wholly-owned subsidiary, or one or more affiliates of NBC, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or the Acquiror and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. NBF, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Acquiror.

Credentials of NBF

NBF is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. NBF has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Opinion expressed herein is the opinion of NBF, and the form and content herein has been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out (as the case may be), among other things, the following:

a)	a draft of the Arrangement Agreement dated February 1, 2026;

b)	publicly available documents regarding the Company, including annual and quarterly reports, financial statements, management’s discussion and analysis, annual information forms, management circulars, NI 43-101 technical reports, and other filings deemed relevant;

c)	publicly available documents regarding the Acquiror, including annual and quarterly reports, financial statements, management’s discussion and analysis, annual information forms, management circulars, NI 43-101 technical reports, and other filings deemed relevant;

d)	certain internal management budgets, analysis and financial models prepared by or on behalf of the management of the Company and the Acquiror that were provided to us in the course of our engagement;

e)	certain other non-public information prepared and provided to us by the Company, primarily financial in nature, concerning the Company’s and the Acquiror’s business, assets, liabilities and prospects (the “Financial Projections”);

f)	various reports published by equity research analysts and industry sources regarding the Company, the Acquiror and other public companies, to the extent deemed relevant by us, in the exercise of our professional judgment;

g)	trading statistics and selected financial information of the Company, the Acquiror and other selected public companies, to the extent deemed relevant by us, in the exercise of our professional judgment;

h)	public information with respect to selected precedent transactions considered by us to be relevant, in the exercise of our professional judgment;

i)	consultation with McCarthy Tétrault LLP, legal advisors to the Company;

j)	a certificate addressed to NBF, from senior officers of the Company regarding the completeness and accuracy of the information upon which this Opinion is based; and

k)	such other information, discussions and analyses as NBF considered, in the exercise of our professional judgment, necessary or appropriate in the circumstances.

NBF has not, to the best of its knowledge, been denied access by the Company to any information under the control of the Company that has been requested by NBF.

Prior Valuations

Senior officers of the Company have represented to NBF that, to the best of their knowledge, there have been no prior valuations (as defined for the purposes of MI 61-101) of the Company or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

NBF has relied upon the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources, or provided to us orally by, or in the presence of, an officer or employee of the Company, or in writing by the Company, its subsidiaries or their respective directors, officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). We have assumed that the Information, was at the date the Information was provided to us and is (except to the extent superseded by more current Information) as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation and did not and does not omit to state any material fact or any fact necessary to be stated to make the Information not misleading and that the Company has not filed any confidential material report which, as of the date hereof, remains confidential. Our Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. We have not been requested to nor, subject to the exercise of professional judgment, have we attempted to verify independently the completeness, accuracy or fair presentation of the Information.

Senior officers of the Company have represented to NBF in a certificate delivered as of the date hereof, among other things, that (i) the Information (excluding Forecasts (as defined below)) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries, associates or affiliates or their respective representatives, was, at the date the Information was provided to NBF, and is (except to the extent superseded by more current Information) at the date hereof complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to NBF, except as disclosed to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

With respect to any forecasts, projections, estimates and/or budgets (collectively, “Forecasts”) provided by the Company or, in the case of forecasts, projections, estimates and/or budgets in respect of the Acquiror, reviewed by the Company, and used in its analyses, NBF notes that projecting future results of any company is inherently subject to uncertainty. NBF has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared or reviewed using the assumptions identified therein and that such assumptions in the opinion of the Company, are (or were at the time) reasonable in the circumstances. NBF has relied upon forecasts, projections, estimates and budgets provided by the Company, including the Financial Projections, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgments of Company management considering the Company’s business, plans, financial condition and prospects, and are not, in the reasonable belief of Company management, misleading in any material respect. In respect of the Acquiror, NBF has relied upon forecasts, projections, estimates, and budgets provided by the Acquiror and reviewed by the Company, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgements of the Acquiror and Company management considering the financial and other information and data, advice, opinions, representations and other material provided to the Company by the Acquiror with respect to the Acquiror’s business, plans, financial condition and prospects. NBF has assumed that there are no independent valuations or appraisals or material non-independent appraisals or valuations relating to the Company, the Acquiror, or any of their respective subsidiaries or any of their respective material assets or liabilities that have been prepared in the two years preceding the date hereof and which have not been provided to NBF.

NBF has assumed that, in all respects material to its analysis, the Arrangement Agreement executed by the parties will be in substantially the form and substance of the draft provided to us, the representations and warranties of the parties to the Arrangement Agreement contained therein are complete, true and correct in all material respects, such parties will each perform all of the respective covenants and agreements to be performed by them under the Arrangement Agreement, and all conditions to the obligations of such parties as specified in the Arrangement Agreement will be satisfied or waived. NBF has also assumed that there are no agreements, undertakings, commitments or understandings (written or oral, formal or informal), relating to the Arrangement, except as have been disclosed to NBF. NBF has also assumed that all material approvals and consents required in connection with the consummation of the Arrangement will be obtained and, that in connection with any necessary approvals and consents, no limitations, restrictions or conditions will be imposed that would have an adverse effect on the Company or the Acquiror.

We have also assumed that the Support Agreements will be entered into and that all of the representations and warranties to be contained in such agreements will be true, complete and correct in all material respects as of the date thereof, including the Foran Shares subject to these agreements will be voted in favour of the Arrangement.

This Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreement entered into or amended in connection with the Arrangement.

NBF did not meet with the auditors of the Company or the Acquiror and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of the Company and the Acquiror and any reports of the auditors thereon. NBF has assumed that all financial information provided to it was prepared on a basis consistent in all material respects with the accounting policies applied in the Company’s most recent audited consolidated financial statements and does not contain any untrue statement of material fact or omit to state any material fact. We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement and have relied upon, without independent verification, the assessment by the Company and the Acquiror and their legal and tax advisors with respect to such matters. We express no opinion as to the value at which the Acquiror Shares may trade following completion of the Arrangement.

This Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and the Acquiror as they are reflected in the Information and as they were represented to us in our discussions with the management and directors of the Company. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of NBF and any party involved in the Arrangement. This Opinion is provided to the Board of Directors for their respective use only and may not be relied upon by any other person. NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, NBF reserves the right to change, modify or withdraw the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. NBF believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should therefore be read in its entirety.

This Opinion is addressed to and is for the sole use and benefit of the Board of Directors and may not be referred to, summarized, circulated, publicized or reproduced or disclosed to or used or relied upon by any party without the express written consent of NBF, other than in the Circular in its entirety and a summary thereof (in a form acceptable to us, acting reasonably). This Opinion is not to be construed or used as a recommendation to Shareholders to vote in favour or against the Arrangement.

Conclusion

Based upon and subject to the foregoing, and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by the Shareholders (other than the Acquiror) pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (other than the Acquiror).

Yours very truly,

/s/ “National Bank Financial Inc.”

NATIONAL BANK FINANCIAL INC.

Appendix J

STIFEL FAIRNESS OPINION

Please see attached.

Stifel Nicolaus Canada Inc. 161 Bay Street, Suite 3800 Toronto, ON M5J 2S1 Tel: (416) 367-8600

February 1, 2026

The Special Committee of the Board of Directors

Foran Mining Corporation

904-409 Granville St.

Vancouver, B.C.

V6C 1T2 Canada

To the Special Committee of the Board of Directors:

Stifel Nicolaus Canada Inc. ("Stifel", "we", "us" or "our") understands that Foran Mining Corporation (“Foran” or the “Company”) and Eldorado Gold Corporation (the “Acquiror”) propose to enter into a definitive arrangement agreement to be dated February 1, 2026 (the “Arrangement Agreement”), pursuant to which the Acquiror will acquire all of the issued and outstanding common shares of the Company, including all common shares to be issued on conversion of the non-voting common shares in the capital of the Company (the “Company Shares”) and each holder of Company Shares will be entitled to receive, in exchange for each Company Share held, 0.1128 common shares of the Acquiror and $0.01 in cash for each Company Share held (the “Consideration”).

We understand the acquisition is proposed to be effected by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) and will require the approval of (i) at least 66 2/3% of the votes cast by holders of Company Shares present in person or represented by proxy and entitled to vote at the meeting held by the Company for such purpose (the “Meeting”), (ii) at least 66 2/3% of the votes cast by holders of Company Shares and holders of outstanding stock options (the “Company Options”), restricted share units (the “RSUs”) and deferred share units (the “DSUs”) to acquire Company Shares issued pursuant to the Company’s long-term incentive plan and stock option plan (as amended), voting as a single class, present in person or represented by proxy and entitled to vote at the Meeting; and (iii) a simple majority of the votes cast by holders of Company Shares present in person or represented by proxy and entitled to vote at the Meeting, excluding votes from certain shareholders, as required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") and (iv) a simple majority of the votes cast by holders of common shares of the Acquiror (“Acquiror Shares”) present in person or represented by proxy and entitled to vote at the meeting held by the Acquiror for such purpose, to allow the Acquiror to issue the Consideration under the terms of the Arrangement Agreement. The terms and conditions of the Arrangement Agreement will be more fully described in a joint management information circular of the Company and Acquiror (the “Circular”) which will be mailed to the holders of Company Shares (each, a “Shareholder”) and holders of Company Options, RSUs and DSUs in connection with the Arrangement.

Engagement of Stifel

The Company initially contacted Stifel on January 28, 2026 regarding a potential advisory assignment. Stifel was formally engaged by the Company pursuant to an agreement dated January 28, 2026, (the "Engagement Letter") to act as financial advisor in connection with the Arrangement, including by preparing and delivering an opinion (the "Opinion") to the special committee appointed by the board of directors of the Company (the "Special Committee") as to the fairness from a financial point of view of the Consideration to be received by the Shareholders pursuant to the Arrangement.

The Engagement Letter provides for the payment by the Company of a fixed fee for our delivery of the Opinion, which amount is payable to us regardless of the conclusion reached by us in this Opinion and whether or not the Arrangement or any other transaction is completed. In addition, Stifel will be reimbursed for its reasonable out-of pocket expenses and indemnified by the Company in certain circumstances.

Stifel understands that the Opinion and a summary thereof will be included in the Circular and, subject to the terms of the Engagement Agreement, Stifel consents to such disclosure. Stifel has not been asked to prepare and has not prepared a formal valuation (as defined in MI 61-101) of any of the securities or assets of the Company and this Opinion should not be construed as such.

Relationship with Interested Parties

Neither Stifel, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of the Company, the Acquiror or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither Stifel nor any of its affiliates has been engaged to provide any financial advisory services, nor has Stifel or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company pursuant to the Engagement Letter; (ii) acting as co-manager for the Company’s C$50 million at-the-market equity distribution program established on July 29, 2025 and effective until March 16, 2026; and (iii) acting as a co-manager in connection with the Company’s C$360M best efforts private placement completed on September 17, 2024.

Other than as set forth above, there are no understandings, agreements or commitments between Stifel and the Interested Parties with respect to any future business dealings. Stifel may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties.

Stifel acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or the Acquiror and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. Stifel, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Acquiror.

Credentials of Stifel

Stifel is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, Stifel is regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engages in market making, underwriting and secondary trading of securities in connection with a variety of transactions. Stifel is not in the business of providing auditing services and is not controlled by a financial institution. Stifel is a brand name of Stifel Nicolaus Canada Inc. The Opinion is the opinion of Stifel, and the form and content herein has been reviewed and approved for release by a group of professionals of Stifel, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

a)	a draft of the Arrangement Agreement;

b)	a draft of the Plan of Arrangement;

c)	a draft of the disclosure letter as prepared by the Company;

d)	a draft of the Non-binding Letter of Intent from the Acquiror with respect to the acquisition of the Company;

e)	a draft of the form of voting and support agreement to be entered into between the Company and certain officers and directors of the Acquiror, as referred to in the Arrangement Agreement;

f)	publicly available documents regarding the Company, including annual and quarterly reports, financial statements, management’s discussion and analysis, annual information forms, management circulars, NI 43-101 technical reports, and other filings deemed relevant;

g)	publicly available documents regarding the Acquiror, including annual and quarterly reports, financial statements, management’s discussion and analysis, annual information forms, management circulars, NI 43-101 technical reports, and other filings deemed relevant;

h)	certain internal management budgets, analysis and financial models prepared by or on behalf of the management of the Acquiror that were provided to us in the course of our engagement;

i)	certain internal management budgets, analysis and financial models prepared by or on behalf of the management of the Company that were provided to us in the course of our engagement;

j)	access to certain other non-public information prepared and provided to us by the Company, primarily financial in nature, concerning the Company’s and the Acquiror’s business, assets, liabilities and prospects (the “Financial Projections”);

k)	various reports published by equity research analysts and industry sources regarding the Company, the Acquiror and other public companies, to the extent deemed relevant by us, in the exercise of our professional judgment;

l)	trading statistics, implied multiples and select financial information of the Company, the Acquiror and other selected public companies, to the extent deemed relevant by us, in the exercise of our professional judgment;

m)	public information with respect to selected precedent transactions considered by us to be relevant, in the exercise of our professional judgment;

n)	such other information, discussions and analyses as Stifel considered, in the exercise of our professional judgment, necessary or appropriate in the circumstances; and

o)	a certificate addressed to Stifel, from senior officers of the Company regarding the completeness and accuracy of the information upon which this Opinion is based.

Stifel has not, to the best of its knowledge, been denied access by the Company to any information under the control of the Company that has been requested by Stifel.

Prior Valuations

Senior Officers of the Company have represented to Stifel that, to the best of their knowledge, there have been no prior valuations (as defined for the purposes of MI 61-101) of the Company or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

Stifel Nicolaus Canada Inc. has relied upon the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, its subsidiaries or their respective directors, officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). We have assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make the Information not misleading and that the Company has not filed any confidential material report which, as of the date hereof, remains confidential. Our Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. We have not been requested to, nor, subject to the exercise of professional judgment, have we attempted to verify independently the completeness, accuracy or fair presentation of the Information.

Senior officers of the Company have represented to Stifel in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries, associates or affiliates or their respective representatives, was, at the date the Information was provided to Stifel, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any such statement was made; and that (ii) since the dates on which the Information was provided to Stifel, except as disclosed to Stifel, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred or is planned to occur in the Information or any part thereof which would have or which would render any portion of the Information untrue or misleading in any material respect.

With respect to any forecasts, projections, estimates and/or budgets provided by the Company or, in the case of the Acquiror forecast, reviewed by the Company and used in its analyses, Stifel notes that projecting future results of any company is inherently subject to uncertainty. Stifel has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared or reviewed using the assumptions identified therein and that such assumptions in the opinion of the Company, are (or were at the time) reasonable in the circumstances. Stifel has relied upon forecasts, projections, estimates and budgets provided by the Company, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgments of the Company’s management considering the Company’s business, plans, financial condition and prospects, and are not, in the reasonable belief of the Company’s management, misleading in any material respect. In respect of the Acquiror, Stifel has relied upon forecasts, projections, estimates, and budgets provided by the Acquiror and reviewed by the Company, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgements of the Company management considering the financial and other information and data, advice, opinions, representations and other material provided to the Company by Acquiror with respect to the Acquiror’s business, plans, financial condition and prospects. Stifel has assumed that there are no independent valuations or appraisals or material non-independent appraisals or valuations relating to the Company, the Acquiror, or any of their respective subsidiaries or any of their respective material assets or liabilities that have been prepared in two years preceding the date hereof and which have not been provided to Stifel.

Stifel has assumed that, in all respects material to its analysis, the Arrangement Agreement executed by the parties will be in substantially the form and substance of the draft provided to us, the representations and warranties of the parties to the Arrangement Agreement contained therein are complete, true and correct in all material respects, such parties will each perform all of the respective covenants and agreements to be performed by them under the Arrangement Agreement, and all conditions to the obligations of such parties as specified in the Arrangement Agreement will be satisfied or waived. Stifel has also assumed that there are no agreements, undertakings, commitments or understandings (written or oral, formal or informal), relating to the Arrangement, except as have been disclosed to Stifel. Stifel has also assumed that all material approvals and consents required in connection with the consummation of the Arrangement will be obtained and, that in connection with any necessary approvals and consents, no limitations, restrictions or conditions will be imposed that would have an adverse effect on the Company or the Acquiror.

This Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreement entered into or amended in connection with the Arrangement.

Stifel did not meet with the auditors of the Company or the Acquiror and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of the Company and the Acquiror and any reports of the auditors thereon. Stifel has assumed that all financial information provided to it was prepared on a basis consistent in all material respects with the accounting policies applied in the Company’s most recent audited consolidated financial statements and does not contain any untrue statement of material fact or omit to state any material fact. We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement and have relied upon, without independent verification, the assessment by the Company and the Acquiror and their legal and tax advisors with respect to such matters. We express no opinion as to the value at which the Acquiror Shares may trade following completion of the Arrangement.

This Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and the Acquiror as they are reflected in the Information and as they were represented to us in our discussions with the management and directors of the Company. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Stifel and any party involved in the Arrangement. Stifel disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Stifel after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Stifel reserves the right to change, modify or withdraw the Opinion.

This Opinion is addressed to and is for the sole use and benefit of the Special Committee and may not be referred to, summarized, circulated, publicized or reproduced or disclosed to or used or relied upon by any other party or for any other purpose without the express written consent of Stifel, other than in the Circular in its entirety and a summary thereof (in a form acceptable to us, acting reasonably). This Opinion is not to be construed or used as a recommendation to Shareholders to vote in favour or against the Arrangement.

This Opinion has been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of the Canadian Investment Regulatory Organization (“CIRO”), but CIRO has not been involved in the preparation or review of this Opinion.

Approach to Fairness

In support of the Opinion, Stifel has performed a variety of financial and comparative analyses based on the methodologies and assumptions that Stifel considered appropriate in the circumstances for the purposes of providing its Opinion. Stifel has not attributed any particular weight to any specific analysis or factor, but rather has made qualitative judgments based on its experience in rendering such opinions and on the circumstances and Information as a whole. Stifel believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion.

As part of the financial and comparative analyses and investigations carried out in the preparation of the Opinion, Stifel reviewed and considered the items outlined under "Scope of Review". In the context of the Opinion, Stifel has considered, among other things, the following principal methodologies:

a)	Review of the Financial Projections;

b)	Review of the recent trading statistics and equity research analyst reports;

c)	Net asset value analysis of the Company and the Acquiror;

d)	Comparable trading and precedent transaction analysis;

e)	Review of the pro forma Company relative to peer trading multiples;

f)	Review of the pro forma Company’s proposed capital structure;

g)	Review of exchange ratio and relative contribution of the Company and the Acquiror; and

h)	Certain qualitative factors.

The preparation of a fairness opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Stifel believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety.

Opinion

Based upon and subject to the foregoing, and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Yours very truly,

/s/ “Stifel Nicolaus Canada Inc.”

Appendix K

Interim Order

Please see attached.

No. VLC-S-S-261600 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291 OF THE BUSINESS CORPORATlONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

FORAN MINING CORPORATION AND ELDORADO GOLD CORPORATION

FORAN MINING CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION

(Interim  Order)

))
BEFORE	) ASSOCIATE JUDGE V05)	MARCH 6, 2026
))

ON THE APPLICATION of the Petitioner, Foran Mining Corporation (“Foran” or the “Company”), for an Interim Order pursuant to section 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”) in connection with a proposed arrangement (the “Arrangement”) involving Foran and Eldorado Gold Corporation (“Eldorado Gold”), to be effected on the terms and subject to the conditions set out in a plan of arrangement (the “Plan of Arrangement”), without notice, coming on for hearing to be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia V6Z 2E1 on March 6, 2026, at 9:45 a.m.; and UPON BEING ADVISED that it is the intention of the parties to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), as a basis for an exemption from the registration requirements thereof with respect to securities issued under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair to those who will receive securities pursuant to the proposed Plan of Arrangement; and ON HEARING Owais Ahmed, counsel for Foran, and upon reading the Petition to the Court herein and the Affidavit #1 of James Steels made on March 4, 2026 and filed herein (the “Steels Affidavit”);

THIS COURT ORDERS THAT:

DEFINITIONS

1.	As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft Joint Management Information Circular (the “Circular”) of Foran and Eldorado, attached as Exhibit “A” to the Steels Affidavit.

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SPECIAL MEETING

2.	Pursuant to Sections 186 and 288-291 of the BCBCA, Foran is authorized and directed to call, hold and conduct a special meeting (the “Meeting”) of the holders of common shares and non-voting shares of Foran (the “Foran Shares”, the holders of which are the “Foran Shareholders”), the holders of options to purchase Foran Shares (the “Foran Options”, the holders of which are the “Foran Option holders”), the holders of restricted share units (the “Foran RSUs”, the holders of which are the “Foran RSU Holders”), and the holders of deferred stock units (the “Foran DSUs”, the holders of which are the “Foran DSU Holders”, and together with the Foran Shareholders, Foran Optionholders, and Foran RSU Holders are the “Foran Securityholders”), to be held at the offices of McCarthy Tetrault LLP located at Suite 5300, 66 Wellington Street West, Toronto, Ontario M5K 1E6, on April 7, 2026 at 1:00 p.m. (Toronto time), for the following purposes:

(a)	to consider and, if deemed acceptable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “B” to the Circular, to approve the Arrangement on the terms and subject to the conditions set out in the Plan of Arrangement; and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjourned or postponed Meeting.

3.	The Meeting shall be called, held and conducted in accordance with the BCBCA, the Circular, and the articles of Foran, subject to the terms of this Interim Order, applicable securities laws, any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4.	Notwithstanding the provisions of the BCBCA and the articles of Foran, and subject to the terms of the Arrangement Agreement, as amended, Foran, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Foran Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Subject to the terms of the Arrangement Agreement, notice of any such adjournments or postponements shall be given by news release, newspaper advertisement, or by notice by one of the methods specified in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of Foran.

5.	The Record Date (as defined in paragraph 7 below) shall not change in respect of any adjournments or postponements of the Meeting, unless Foran determines that it is advisable, and subject to the consent of Eldorado acting reasonably.

AMENDMENTS

6.	Foran is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement and the Plan of Arrangement, such amendments, revisions or supplements to the Arrangement Agreement, the Plan of Arrangement, the notice of Meeting and the Circular, as it may determine without any additional notice to the Foran Securityholders or further orders of this Court, and the Arrangement Agreement, Plan of Arrangement, notice of Meeting and Circular as so amended, revised and supplemented shall be the Arrangement Agreement, the Plan of Arrangement, the notice of Meeting or the Circular, respectively, submitted to the Meeting.

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RECORD DATE

7.	Subject to paragraph 5 of this Interim Order, the record date for the determination of Foran Securityholders entitled to receive notice of, attend and to vote at the Meeting is the close of business (Vancouver time) on March 3, 2026 (the “Record Date”).

NOTICE OF MEETING

8.	The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Foran shall not be required to send to the Foran Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9.	The Circular (which includes the Notice of Hearing of Petition), letter of transmittal, the voting instruction form, and the form of proxy, in substantially the same forms as contained in Exhibits “A” to “C” to the Steels Affidavit (collectively referred to as the “Meeting Materials”), with such deletions, amendments or additions thereto as counsel for Foran may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)	the registered Foran Shareholders as they appear on the central securities register of Foran or other applicable register of Foran or the records of its registrar and transfer agent as at the close of business on the Record Date, at least 21 days prior to the date of the Meeting, excluding the date of commencement of mailing, delivery or transmittal, by one or more of the following methods:

(i)	by prepaid ordinary or air mail addressed to the Foran Securityholder at their addresses as they appear in the applicable securities registers of Foran as at the Record Date;

(ii)	by delivery in person or by courier to the addresses specified in subparagraph (i) above; or

(iii)	by email or facsimile transmission to any Foran Securityholder who has previously identified himself, herself or itself to the satisfaction of Foran, acting through its representatives, and who requests such email or facsimile transmission;

(b)	the non-registered Foran Shareholders by providing, in accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”), the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to the beneficial owners in accordance with NI 54-101; and

(c)	the directors and auditors of Foran by prepaid ordinary mail, by delivery in person or by courier, or by email or facsimile transmission, to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting;

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and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and Foran’s application for the Final Order. Foran is at liberty to give notice of the Meeting and these proceedings to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

10.	The Meeting Materials with such deletions, amendments or additions thereto as counsel for Foran may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to all Foran Securityholders who are not also a Foran Shareholder or director of the Company, by any method set out in paragraph 9.

11.	In the event of a postal strike, lockout or event that prevents, delays or otherwise interrupts mailing or delivery of the Meeting Materials and Circular by prepaid ordinary mail (a “Postal Service Disruption”) as provided for in paragraphs 9 and 10:

a.	Foran shall cause an advertisement (the “Advertisement”) to be placed in a major daily newspaper of national circulation, stating:

i.	the date, place, and time of the Meeting;

ii.	the measures implemented by Foran to ensure delivery or transmission of proxies or other Meeting Materials by the Foran Securityholders to Foran in relation to the Meeting within the required time period and at no cost to the Securityholders; and

iii.	that the Meeting Materials are available, without charge, for review via the internet at the SEDAR+ website (www.sedarplus.ca) or for delivery to the Foran Securityholders by electronic mail or by courier upon request made to Foran;

b.	the Advertisement shall be made on or before the date upon which notice of the Meeting would otherwise be sent in the event that a Postal Service Disruption had not occurred; and

c.	Foran shall, concurrently with the Advertisement, issue a press release containing the information set out in paragraph 11(a) herein and stating that the Advertisement and press release are being made in accordance with this order in lieu of prepaid ordinary mail due to the Postal Service Disruption.

Delivery of the Meeting Materials in such a manner shall be deemed to satisfy the requirement under Section 169 of the BCBCA and shall be deemed to be good and sufficient service upon the Foran Securityholders, the directors and auditors of Foran and the registry of every document contained in the Meeting Materials.

12.	For proxies, voting instruction forms, and other Meeting Materials that are required to be delivered to Foran for the purposes of the Meeting, Foran shall implement measures that enable Foran Securityholders, during the Postal Service Disruption, to effect delivery or transmission by the Foran Securityholders of said proxies or other materials within the required period at no cost to the Foran Securityholders.

13.	Substantial compliance with paragraphs 9, 10, and 11 shall constitute good and sufficient notice of these proceedings and Foran’s application for the Final Order.

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14.	Accidental failure of or omission by Foran to give notice to any one or more Foran Securityholder or any other person entitled thereto, or the non-receipt of such notice by one or more Foran Securityholder or any other person entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Foran (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Foran, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15.	Provided that notice of the Meeting is given, the Meeting Materials are sent to the Foran Shareholders, the Circular is sent to all Foran Securityholders who are not also a Foran Shareholder or director of the Company, and in each case to other persons entitled to be sent such materials in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived and no other form of service of the Meeting Materials or any portion thereof need be made or notice given, or other material served in respect of these proceedings or the Meeting, except as may be directed by a further order of this Court.

DEEMED RECEIPT OF NOTICE

16.	The Meeting Materials (and any amendments, modifications, updates or supplements to the Meeting Materials, and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a)	in the case of mailing pursuant to paragraphs 9(a)(i), 9(b), and 9(c) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person pursuant to paragraph 9(a)(ii), 9(b), and 9(c) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address in paragraph 9 above;

(c)	in the case of any means of transmitted, recorded or electronic communication pursuant to paragraphs 9(a)(iii), 9(b), and 9(c) above, when dispatched or delivered for dispatch; and

(d)	in the case of the Advertisement, at the time of publication of the Advertisement.

UPDATING MEETING AND NOTICE MATERIALS

17.	Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the Foran Securityholders by press release, news release, newspaper advertisement or by notice sent to the Foran Securityholders by any of the means set forth in paragraphs 9, 10 and 11 herein, as determined to be the most appropriate method of communication by the Board.

QUORUM AND VOTING

18.	Quorum for the transaction of business at the Meeting shall be one or more persons each being a Foran Shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Foran Shareholder so entitled.

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19.	The vote required to pass the Arrangement Resolution at the Meeting shall be the affirmative vote of at least:

(a)	66 2/3% of the votes cast on the Arrangement Resolution by Foran Shareholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class on the basis;

(b)	66 2/3% of the votes cast on the Arrangement Resolution by Foran Securityholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and

(c)	a simple majority of the votes cast on the Arrangement Resolution by Foran Shareholders, voting as a separate class, present in person or represented by proxy and entitled to vote at the Meeting, excluding those votes attached to Foran Shares held or controlled by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, voting together as a single class.

20.	In all other respects, the terms, restrictions and conditions set out in the articles of Foran shall apply in respect of the Meeting.

PERMITTED ATTENDEES

21.	The only persons entitled to attend the Meeting shall be (i) the registered Foran Shareholders, the Foran Option Holders, the Foran RSU Holders, and the Foran DSU Holders as of the Record Date, or their respective proxyholders, (ii) Foran’s directors, officers, auditor and advisors, (iii) representatives of Eldorado Gold, including any of its respective directors, officers, solicitors and advisors, and (iv) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Foran Shareholders, the Foran Option Holders, the Foran RSU Holders, and the Foran DSU Holders, or their respective proxyholders, as at the Record Date.

SCRUTINEER

22.	A representative of Foran’s register and transfer agent (or any agent thereof) is authorized to and will act as scrutineer for the Meeting.

SOLICITATION OF PROXIES

23.	Foran is authorized to use the form of proxy (in substantially the same form as attached as Exhibit “C” to the Steels Affidavit) in connection with the Meeting. Foran is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

24.	The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. The Chair of the Meeting may in his or her discretion, without notice, waive or extend the time limits for the deposit of proxies by Foran Securityholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the Chair of the Meeting.

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DISSENT RIGHTS

25.	Each registered Foran Shareholder as at the close of business on the Record Date may exercise Dissent Rights in respect of the Arrangement. Registered Foran Shareholders who duly and validly exercise such Dissent Rights and who:

(a)	are ultimately entitled to be paid by Eldorado fair value for their Dissenting Shares: (A) will be entitled to be paid the fair value of such Dissenting Shares by Eldorado, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissenting Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (B) will be deemed not to have participated in the transactions in the Plan of Arrangement (other than as specified in the Plan of Arrangement, if applicable); (C) will be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens, to Eldorado in accordance with the Plan of Arrangement; and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissenting Rights in respect of such Foran Shares; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Foran Shareholder and shall be entitled to receive only the Consideration such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

26.	A registered Foran Shareholder who wishes to dissent must ensure that a written notice of objection (a “Notice of Dissent”) is received by Foran, c/o McCarthy Tetrault LLP, Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, V6C OC5, Attention: Owais Ahmed by 5:00 p.m. (Vancouver time) on or before April 2, 2026 (or by 5:00 p.m. (Vancouver time) on the business day that is two business days prior to any adjournment of the Company Meeting), and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA, as modified by this Interim Order. Any failure by a Foran Shareholder to fully comply may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their Foran Shares to deliver the Notice of Dissent.

27.	The delivery of a Notice of Dissent does not deprive a Foran Shareholder of the right to vote at the Meeting on the Arrangement Resolution; however, a Foran Shareholder is not entitled to exercise Dissent Rights with respect to any of his or her Foran Shares if they vote in favour of the Arrangement Resolution. A vote against the Arrangement Resolution or an abstention, whether in person or by proxy, does not constitute a Notice of Dissent.

28.	A registered Foran Shareholder that wishes to exercise Dissent Rights (the “Dissenting Shareholder”) must prepare a separate Notice of Dissent for himself, herself, or itself if dissenting on his, her or its own behalf, and for each other person who beneficially owns Foran Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting, and must dissent with respect to all of the Foran Shares registered in his, her or its name beneficially owned by the beneficial shareholder on whose behalf he or she is dissenting and, if such registered Foran Shareholder is dissenting on his, her or its own behalf, with respect to all of the Foran Shares beneficially owned by and registered in the name of such registered Foran Shareholder. The Notice of Dissent must set out the. number of Foran Shares in respect of which the Notice of Dissent is to be sent (the “Notice Shares”) and:

(a)	if such Notice Shares constitute all of the Foran Shares of which the holder is the registered and beneficial owner and the holder owns no other Foran Shares beneficially, a statement to that effect;

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(b)	if such Notice Shares constitute all of the Foran Shares of which the holder is both the registered and beneficial owner, but the holder owns additional Foran Shares beneficially, a statement to that effect and the names of the registered holders of Foran Shares, the number of Foran Shares held by each such holder and a statement that written Notice of Dissent are being or have been sent with respect to such other Foran Shares; or

(c)	if the Dissent Rights are being exercised by a holder of Foran Shares on behalf of a beneficial owner of Foran Shares who is not the Dissenting Shareholder, a statement to that effect and the name and address of the beneficial holder of the Foran Shares and a statement that the registered holder is dissenting with respect to all Foran Shares of the beneficial holder registered in such registered holder’s name.

29.	Subject to further order of this Court, the rights available to the registered Foran Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient rights of dissent for the Foran Shareholders with respect to the Arrangement.

30.	Notice to the registered Foran Shareholders of the Dissent Rights with respect to the Arrangement Resolution and to receive the fair value of their Foran Shares, subject to the provisions of the BCBCA, as modified by this Interim Order, the Plan of Arrangement, and the Final Order, shall be given by including information with respect to the Dissent Rights in the Circular to be sent to the Foran Shareholders in accordance with this Interim Order.

APPLICATION FOR FINAL ORDER

31.	Upon the approval, with or without variation, by the Foran Securityholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Foran may apply to this Court for, inter alia, an order:

(a)	pursuant to s. 291(4)(a) of the BCBCA, approving the Arrangement; and

(b)	pursuant to s. 291(4)(c) of the BCBCA, declaring that the terms and conditions of the Arrangement are procedurally and substantively fair and reasonable to those who will receive consideration provided for in the Plan of Arrangement;

(collectively, the “Final Order”),

and the hearing of the application for Final Order shall be held at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time) on April 9, 2026, or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct and the hearing of the Petition is hereby adjourned to April 9, 2026.

32.	Upon approval, with or without variation, by the Foran Securityholders of the Arrangement Resolution in the manner set forth in this Interim Order, the Company may apply to this Court for final approval of the Arrangement, at a hearing at which the substantive and procedural fairness of the Arrangement is considered and at which all persons to whom securities will be issued under the Arrangement have the right to appear, subject to paragraph 34 of this Order, which final order will serve as a basis for the issuance and exchange of securities pursuant to the Plan of Arrangement to be exempted from the registration requirements of the U.S. Securities Act under Section 3(a)(10) of the U.S. Securities Act.

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33.	The form of Notice of Hearing of Petition in connection with the Final Order attached to the Steels Affidavit as Exhibit “8” is hereby approved as the form of Notice of Proceedings for such approval.

34.	Any Foran Shareholder, other Foran Securityholder, or any other interested person seeking to appear at the hearing of the application for the Final Order shall file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at:

McCarthy Tetrault LLP

2400 - 745 Thurlow Street

Vancouver BC V6E OC5

Attention: Owais Ahmed

Email for delivery: oahmed@mccarthy.ca

by or before 4:00 p.m. (Vancouver time) on April 1, 2026 or in the case of an adjournment, the date that is two business days prior to the date of the hearing of the application for the Final Order.

35.	Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 9, 10, and 11, as applicable, of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings, except as provided in paragraphs 36 and 37 below. In particular, service of the Petition to the Court herein and the Steels Affidavit and additional affidavits as may be filed, is dispensed with.

36.	The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Eldorado Gold and any persons who have delivered a Response in accordance with this Interim Order.

37.	In the event the hearing for the Final Order is adjourned, only the solicitors for Eldorado Gold and those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

38.	Foran shall, subject to the terms of the Arrangement Agreement, be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

39.	The provisions of Rules 8-1, and 16-1 of the Supreme Court Civil Rules be hereby dispensed with for the purposes of any further application to be made pursuant to this Petition.

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40.	To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of Foran, this Interim Order shall govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THE ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Lawyer for Foran Mining Corporation
OwaisAhmed

By the Court

Registrar

Appendix L

Notice of Hearing of Petition

Please see attached.

NO. VLC-S-S-261600 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288,AND 291 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

FORAN MINING CORPORATION AND ELDORADO GOLD CORPORATION

FORAN MINING CORPORATION

PETITIONER

NOTICE OF HEARING OF PETITION

To:               The holders of common shares and non-voting shares of Foran Mining Corporation ("Foran") and the holders of options, RSUs, and DSUs of Foran (collectively, the "Foran Securityholders").

NOTICE IS HEREBY GIVEN that a Petition has been filed by Foran Mining Corporation ("Foran") in the Supreme Court of British Columbia (the "Court") for approval of an arrangement (the "Arrangement"), involving Foran and Eldorado Gold Corporation ("Eldorado Gold"), pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 and amendments thereto (the "BCBCA");

AND NOTICE IS FURTHER GIVEN that by Order of Associate Judge Vos of the Supreme Court of British Columbia, dated March 6, 2026 (the "Interim Order"), the Court has given directions as to the calling of a meeting of the Foran Securityholders for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms of the Arrangement are fair and reasonable, ' procedurally and substantively, to all those who will receive consideration pursuant to the Arrangement shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on April 9, 2026 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the "Final Application"); and

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, and after consideration of the substantive and procedural fairness of the Arrangement, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(1 0) thereof with respect to securities issued under the Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition ("Response") in the form prescribed by the Supreme Court Civil Rules, together with any affidavits and other material on which that person intends to rely at the hearing of the Final Application, and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on April 1, 2026.

The Petitioner's address for delivery is:

McCarthy Tetrault LLP

2400 - 745 Thurlow Street

Vancouver, BC V6E OC5

Attention: Owais Ahmed

Email addresses for delivery: oahmed@mccarthy.ca

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Response" as aforesaid. You may obtain a form of "Response" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION, after a hearing upon and consideration of the substantive and procedural fairness of such terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued under the Arrangement have the right to appear and have received timely and adequate notice thereof, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Foran Securityholders.

A copy of the Petition, affidavits and other documents in the proceeding will be furnished to any Foran Securityholder upon request in writing addressed to the solicitors of Foran at the address for delivery set out above.

Time estimate: 30 minutes

Date: March 6, 2026
Signature of lawyer for Foran
Owais Ahmed

Appendix M

Petition and Final Order

Please see attached.

Court File No. VLC-S-S-261600 NO. ____________ VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
FORAN MINING CORPORATION AND ELDORADO GOLD CORPORATION

FORAN MINING CORPORATION

PETITIONER

PETITION TO THE COURT

The address of the registry is:

The Law Courts

800 Smithe Street

Vancouver, BC V6Z 2E1

The petitioner estimates that the hearing of the petition will take 20 minutes.

☒         This matter is not an application for judicial review.

This proceeding is brought for the relief set out in Part 1 below by

☒         Foran Mining Corporation (the Petitioner)

If you intend to respond to this Petition, you or your lawyer must:

(a)	file a Response to Petition in Form 67 in the above-named registry of this court within the time for Response to Petition described below, and

(b)	serve on the Petitioner

(i)	2 copies of the filed Response to Petition, and

(ii)	2 copies of each filed Affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the Response to Petition within the time for response.

TIME FOR RESPONSE TO PETITION

A Response to Petition must be filed and served on the Petitioner,

(a)	if you were served with the Petition anywhere in Canada, within 21 days after that service,

(b)	if you were served with the Petition anywhere in the United States of America, within 35 days after that service,

(c)	if you were served with the Petition anywhere else, within 49 days after that service, or

(d)	if the time for response has been set by order of the court, within that time.

(1)	The ADDRESS FOR SERVICE of the Petitioner is:

McCarthy Tétrault LLP

Barristers & Solicitors

Suite 2400, 745 Thurlow Street

Vancouver, BC V6E 0C5

Attention:	Owais Ahmed

Direct fax number for service (if any) of the Petitioner:	N/A

Email address for service (if any) of the Petitioner:	oahmed@mccarthy.ca

(2)	The name and office address of the Petitioner’s lawyer:

(same as above)

CLAIM OF THE PETITIONER

PART 1         ORDER(S) SOUGHT

The Petitioner, Foran Mining Corporation (“Foran” or the “Company”), applies for:

1.             An interim order in the form attached as Appendix “A” to this Petition (the “Interim Order”).

2.            An order (the “Final Order”) pursuant to sections 288 and 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”) in the form attached as Appendix “B” to this Petition:

(a)            approving an arrangement (the “Arrangement”) involving the Company and Eldorado Gold Corporation (“Eldorado”) pursuant to a statutory plan of arrangement under Division 5 of Part 9 of the BCBCA. The Arrangement is more particularly described in the plan of arrangement (the “Plan of Arrangement”) attached as Appendix “B” to the draft Joint Management Information Circular (the “Circular”) of the Company and Eldorado, attached as Exhibit “A” to the Affidavit #1 of James Steels made on March 4, 2026, and filed herein (the “Steels Affidavit”); and

(b)           declaring that the terms and conditions of the Arrangement are procedurally and substantively fair and reasonable to those who will receive consideration in the exchanges provided for in the Plan of Arrangement, and hereby providing notice that it is the intention of the parties to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), as the basis for exemption from the registration requirements thereof with respect to securities issued under the proposed Plan of Arrangement.

3.            Such further and other relief as counsel for the Company may advise and this Honourable Court may deem just.

PART 2         FACTUAL BASIS

DEFINITIONS

1.            As used in this Petition, unless otherwise defined, capitalized terms not otherwise defined herein bear the meanings given to them in the Circular.

FORAN MINING CORPORATION

2.             Foran’s address for service in this proceeding is c/o McCarthy Tétrault LLP, Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, V6E 0C5.

3.            Foran is a company incorporated under the BCBCA, and its head, registered and records office is located at 904 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2.

4.            The authorized share capital of Foran consists of an unlimited number of common shares (the “Foran Common Shares”) and non-voting shares (“Foran Non-Voting Shares”, and together with Foran Common Shares, the “Foran Shares”, the holders of which are the “Foran Shareholders”) and an unlimited number of preference shares. As of the date hereof, 563,500,936 Foran Shares were issued and outstanding.

5.            The Foran Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “FOM” and on the OTCQX under the trading symbol “FMCXF”. Foran is a near-term critical minerals producer with its principal business activity being the acquisition, exploration and advancement of mineral resource properties. The McIlvenna Bay project, which has been the primary focus of Foran, is located within documented traditional territory of Peter Ballantyne Cree Nation, comprises the infrastructure and works related to development and exploration activities of Foran, and hosts the McIlvenna Bay Deposit and Tesla Zone.

6.            Foran has certain other types of securities, which are options to purchase Foran Common Shares (the “Foran Options”, the holders of which are the “Foran Optionholders”), restricted share units (the “Foran RSUs”, the holders of which are the “Foran RSU Holders”), and the holders of deferred share units (the holders of which are the “Foran DSUs”, the holders of which are the “Foran DSU Holders”). Together, the Foran Shareholders, Foran Optionholders, Foran RSU Holders, and Foran DSU Holders are hereinafter referred to as the “Foran Securityholders”.

ELDORADO GOLD CORPORATION

7.            Eldorado is a mining company with four operating mines across three countries. The common shares in the capital of Eldorado (the “Eldorado Shares”) are listed for trading on the TSX under the symbol “ELD” and on the New York Stock Exchange (the “NYSE”) under the symbol “EGO”.

OVERVIEW OF THE ARRANGEMENT

8.           Foran proposes, in accordance with sections 288 and 289 of the BCBCA, to call, hold, and conduct a special meeting of Foran Securityholders (the “Meeting”) at the offices of McCarthy Tétrault LLP located at Suite 5300, 66 Wellington Street West, Toronto, Ontario M5K 1E6, on April 7, 2026 at 1:00 p.m. (Toronto time) where at, amongst other things, the Foran Securityholders will be asked to consider, and if deemed advisable, pass, with or without variation, a special resolution substantially in the form attached as “Appendix B” to the Circular (the “Arrangement Resolution”) adopting and approving, with or without variation, the Arrangement.

9.            In summary, if the Arrangement is completed, Eldorado will acquire all of the issued and outstanding Foran Shares that it does not already own in exchange for Eldorado Shares in accordance with the Arrangement; Foran will become a wholly-owned subsidiary of Eldorado; the Foran Shares will be delisted from the TSX; and the newly issued Eldorado Shares will be among the shares listed on the TSX and NYSE.

10.          In particular, pursuant to the Plan of Arrangement, each of the following transactions, among others, will occur in the following order commencing at the Effective Time on the Effective Date:

(a)            Notwithstanding the terms of Foran’s long-term incentive plan (the “LTIP”) or any agreements or other arrangements relating to the Foran Options, each Foran Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed unconditionally vested and exercisable and will be deemed to be transferred by the holder of such Foran Option to Foran in exchange for an option issued by Eldorado to purchase Eldorado Shares (each, a “Eldorado Option”). The number of Eldorado Shares subject to the Eldorado Option shall be equal to (rounded down to the nearest whole number): (i) 0.1128 (the “Exchange Ratio”) multiplied by (ii) the number of Foran Shares subject to such Foran Option immediately prior to the Effective Time. Such Eldorado Option shall provide for an exercise price per Eldorado Share equal to the exercise price per Foran Share of such Foran Option immediately prior to the Effective Time, divided by the Exchange Ratio and rounded up to the nearest whole cent. The Foran Option shall be cancelled immediately after its transfer to Foran. Except as otherwise set out in Section 3.1 of the Plan of Arrangement, each Eldorado Option shall be governed by the terms and conditions of the LTIP which, prior to the exchange, governed the Foran Option that was exchanged for such Eldorado Option and any stock option agreement pursuant to which such Foran Option was granted (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule), each as may be amended from time to time, with any adjustment deemed to be made thereto as are necessary to ensure consistency with the provisions of Section 3.1 of the Plan of Arrangement, including that any references in the LTIP and the stock option agreements to Foran or the board of directors of Foran shall be read as references to Eldorado and its board of directors. Notwithstanding the foregoing, it is intended that the provisions of subsection 7(1.4) of the Income Tax Act (Canada) (and any corresponding provision of provincial or territorial tax legislation) shall apply to such exchange of Foran Option and, if and to the extent determined by Eldorado to be necessary for such provision to apply, the exercise price of a Eldorado Option (as otherwise determined) will be increased (and will be deemed always to have been increased) such that the amount, if any, by which the aggregate fair market value of the Eldorado Shares subject to the Eldorado Option immediately after the exchange exceeds the aggregate exercise price of the Eldorado Option (otherwise determined) does not exceed the amount, if any, by which the aggregate fair market value of the Foran Shares subject to the Foran Option immediately before the exchange exceeds the aggregate exercise price of the Foran Option.

(b)           Notwithstanding the Company LTIP or any agreements or other arrangements relating to the Foran RSUs, each whole Foran RSU, whether vested or unvested, outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be unconditionally vested and be deemed to be transferred by such holder to the Company in exchange for the issuance of one Foran Share, subject to applicable tax withholdings and other source deductions, and each such whole Foran RSU shall immediately be cancelled.

(c)            Notwithstanding the Company LTIP or any agreements or other arrangements relating to the Foran DSU, each whole Foran DSU, whether vested or unvested, outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be unconditionally vested and be deemed to be transferred by such holder to the Company in exchange for the issuance of one Foran Share, subject to applicable tax withholdings and other source deductions, and each such whole Foran DSU shall immediately be cancelled.

(d)            Each of the Foran Common Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised (“Dissenting Shares”) (and the right of such Dissenting Shareholder to dissent with respect to such shares has not terminated or ceased to apply with respect to such shares) shall, without any further act or formality by or on behalf of a Dissenting Shareholder, be deemed to have been transferred to Eldorado in consideration for a debt claim against Eldorado for the amount determined under Article 4 of the Plan of Arrangement, and:

(i)            such Dissenting Shareholders shall cease to be the holders of such Dissenting Shares and to have any rights as holders of such Dissenting Shares other than the right to be paid fair value by Eldorado for such Dissenting Shares as set out in Section 4.1 of the Plan of Arrangement;

(ii)           such Dissenting Shareholders’ names shall be removed as the holders of such Dissenting Shares from the registers of common Shares and non-voting shares maintained by or on behalf of Foran; and

(iii)          Eldorado shall be deemed to be the transferee of such Dissenting Shares free and clear of all liens and shall be entered in the register of common shares maintained by or on behalf of Foran as the holders of such Dissenting Shares.

(e)            Each outstanding Foran Non-Voting Share (other than Dissenting Shares previously held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised and Non-Voting Shares held by Eldorado or any of its affiliates immediately before the Effective Time) will, without further act or formality by or on behalf of the holder of such Foran Non-Voting Shares, be converted into one Foran Common Share, and, upon such conversion:

(i)            the holders of such Foran Non-Voting Shares shall cease to be the holders thereof and to have any rights as holders of such Foran Non-Voting Shares other than the right to receive from Eldorado the Consideration in respect of the Foran Shares into which such Non-Voting Shares were converted, all in accordance with the Plan of Arrangement; and

(ii)            the names of such former holders of Foran Non-Voting Shares shall be removed from the register of the Foran Non-Voting Shares maintained by or on behalf of Foran and added to the register of the Foran Common Shares maintained by or on behalf of Foran as holders of such number of Foran Common Shares issued upon such conversion of such Non-Voting Shares.

(f)            Each outstanding Foran Common Share (other than Dissenting Shares previously held by any Dissenting Shareholders in respect of which Dissent Rights have been validly exercised and Foran Common Shares held by the Purchaser or any of its affiliates immediately before the Effective Time) will, without further act or formality by or on behalf of the holder of such Foran Common Shares, be irrevocably assigned and transferred by the holder thereof to Eldorado (free and clear of all Liens) in exchange for 0.1128 of an Eldorado Share and $0.01 (the “Consideration”) subject to Section 3.3 and Article 5 of the Plan of Arrangement, and, upon such exchange:

(i)            the holders of such Foran Common Shares shall cease to be the holders thereof and to have any rights as holders of such Foran Common Shares other than the right to receive the Consideration from Eldorado in accordance with the Plan of Arrangement;

(ii)           such former shareholders’ names shall be removed from the register of the Foran Common Shares maintained by or on behalf of Foran; and

(iii)          Eldorado shall be deemed to be the transferee and the legal and beneficial holder of such Foran Common Shares (free and clear of all liens) and shall be entered as the registered holder of such Foran Common Shares in the register of the Foran Common Shares maintained by or on behalf of Foran.

BACKGROUND TO THE ARRANGEMENT

11.          The terms of the Arrangement and the provisions of the Arrangement Agreement was the result of arm’s length negotiations among representatives of Foran and Eldorado and their respective legal and financial advisors. The material meetings, negotiations, and discussions between the parties preceding the execution and public announcement of the Arrangement Agreement are summarized in the Circular in the section entitled “The Arrangement – Background to the Arrangement”.

FAIRNESS OF THE ARRANGEMENT

12.          The board of directors of Foran (the “Foran Board”) formed a special committee of independent directors (the “Foran Special Committee”) to oversee the negotiations with Eldorado in respect of the proposed acquisition.

13.          Foran retained Morgan Stanley Canada Limited (“Morgan Stanley”), National Bank Financial Inc. (“NBF”), and Stifel Nicolaus Canada Inc. (“Stifel”) to, among other things, deliver their opinions to the Foran Special Committee and the Foran Board as to whether the Consideration to be received by the Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders.

14.          On the morning of February 1, 2026, Morgan Stanely and NBF each delivered an oral fairness opinion to the Foran Board, and Stifel delivered an oral fairness opinion to the Special Committee, which were subsequently confirmed by delivery of written fairness opinions (respectively, the “Morgan Stanley Fairness Opinion”, the “NBF Fairness Opinion”, and the “Stifel Fairness Opinion”). These opinions each confirmed that as of February 1, 2026, and subject to the assumptions, limitations, and qualifications set out therein, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders.

15.          Immediately subsequent to receipt of the fairness opinions, and following further discussions by the Foran Special Committee on the merits of the Arrangement and the receipt by the Foran Special Committee of financial and legal advice, the Foran Special Committee unanimously resolved to recommend that the Foran Board approve the Arrangement and recommend that Foran Shareholders vote in favour of the Arrangement Resolution.

16.          The Foran Board subsequently met and received the recommendation of the Foran Special Committee and considered the Morgan Stanley Fairness Opinion, the NBF Fairness Opinion, and the Stifel Fairness Opinion as well as the advice of its financial and legal advisors and management, and unanimously resolved to approve the Arrangement and to recommend that Foran Shareholders vote in favour of the Arrangement Resolution.

17.          In reaching a conclusion that the Arrangement is in the best interest of Foran, and in making their recommendations to Foran Securityholders, the Foran Board considered and relied upon a number of factors, including, inter alia, the following:

(a)	Peer-leading near-term growth. Following the Arrangement, Eldorado is expected to be positioned to deliver a leading growth profile, underpinned by two fully financed development projects, the Skouries Project and the McIlvenna Bay Project, which are advancing towards commercial production expected by Q4 2026 and mid-2026, respectively.

(b)	Substantial EBITDA & free cash flow. Following the Arrangement, Eldorado is expected to generate approximately $2.1 billion of EBITDA and $1.5 billion in free cash flow in 2027, which robust long-term cash flow is expected to fund growth initiatives, strengthen the balance sheet of Eldorado and support continued shareholder returns through dividend and share buyback programs, while maintaining financial flexibility through commodity cycles.

(c)	Long-life, diversified asset base. Following the Arrangement, Eldorado’s portfolio is expected to deliver balanced gold-copper exposure (~77% gold, ~4% silver, ~15% copper and ~4% other metals) across attractive mining jurisdictions in Canada, Greece and Türkiye, providing jurisdictional and commodity diversification.

(d)	Significant exploration upside. Following the Arrangement, Eldorado will continue to accelerate high-value organic growth opportunities, including advancing Foran’s high-grade polymetallic Tesla Zone and other drill ready targets as well as maximizing the exploration potential surrounding Foran’s McIlvenna Bay Project, and Eldorado’s existing operating and development assets.

(e)	Compelling re-rate opportunity. As a result of increased scale and trading liquidity, near-term growth and enhanced Canadian exposure, the Arrangement is expected to support a positive valuation re-rate opportunity.

(f)	Sustainability-focused operation. Eldorado and Foran’s strong alignment across sustainability principles, carbon efficient practices and a shared commitment to responsible mining will enable Eldorado, following the Arrangement, to focus on transparent sustainability performance and continued advancement in greenhouse gas (GHG) emission mitigation.

(g)	Participation by both Eldorado and Foran shareholders in future growth. The Consideration pursuant to the Arrangement is predominantly share-based to preserve cash resources to fund growth and permit Foran Shareholders to remain fully invested. If the Arrangement is completed, Eldorado Shareholders will hold approximately 76% and Foran Shareholders will hold approximately 24% of the issued and outstanding Eldorado Shares immediately following completion of the Arrangement (on a non-diluted basis). Through ownership of Eldorado Shares, Eldorado and Foran shareholders will continue to participate in the opportunities associated with Eldorado’s and Foran’s assets and properties.

(h)	Ability to Close. Each of Eldorado and Foran is committed to completing the Arrangement and anticipates that the Parties will be able to complete the Arrangement, which is subject to typical closing conditions for a transaction of this nature, within a reasonable time and in any event prior to the Outside Date.

(i)	Comprehensive arm’s length negotiations. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of each party’s respective special committee relying on advice from financial advisors and legal counsel.

18.          In addition to the factors listed above, the Foran Board and the Foran Special Committee also considered and relied upon the following factors in making its recommendation to Foran Securityholders:

(a)          Consideration of Alternatives. The Foran Special Committee and the Foran Board each carefully considered current industry, economic and market conditions and outlooks, including their expectations of the future prospects of the businesses in which Foran and Eldorado operate, as well as the impact of the Arrangement on affected stakeholders. Following a thorough review of alternative strategic courses of action available to Foran, including exploration of a corporate-level transaction with other counterparties and the status quo, which included advice from respective financial advisors and legal counsel to the Foran Board and Foran Special Committee, the Arrangement was determined to be the preferred strategic alternative available to Foran and the Foran Securityholders.

(b)         Fairness Opinions. Each of Morgan Stanley and NBF provided their respective opinions to the Foran Board, and Stifel provided their opinion to the Special Committee, each to the effect that, as of February 1, 2026, based upon the scope of review and subject to the assumptions, limitations and qualifications set out in the Morgan Stanley Fairness Opinion, the NBF Fairness Opinion and the Stifel Fairness Opinion, respectively, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders.

(c)          Foran Securityholder Approvals. In addition to the approval of the Arrangement by the Court, the Arrangement Resolution must be approved by an affirmative vote of the following classes, in accordance with the provisions of applicable Canadian Securities Laws and minority shareholder protections provided by MI 61-101:

(i)            at least two-thirds of the votes cast at the Foran Meeting in person or by proxy by Foran Shareholders, voting together as a single class;

(ii)            at least two-thirds of the votes cast at the Foran Meeting in person or by proxy by Foran Securityholders, voting together as a single class;

(iii)            a simple majority of the votes cast by holders of Foran Common Shares, present in person or represented by proxy at the Foran Meeting, voting as a separate class and excluding votes attached to the Foran Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of their related parties or joint actors, all in accordance with MI 61-101; and

(iv)            a simple majority of the votes cast by holders of Foran Non-Voting Shares, present in person or represented by proxy at the Foran Meeting, voting as a separate class and excluding votes attached to the Foran Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of their related parties or joint actors, all in accordance with MI 61-101.

(d)          Dissent Rights. Registered Foran Shareholders as of the Foran Record Date have Dissent Rights with respect to the Arrangement Resolution and, if the Arrangement becomes effective, have the right to be paid the fair value of their Dissenting Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court.

(e)          Continued Ownership. The Arrangement provides Foran Securityholders the opportunity for continued ownership in the combined business following completion of the Arrangement and ability to participate in future upside through ownership in Eldorado.

(f)            Ability to Terminate for Foran Superior Proposal. The Arrangement Agreement allows Foran to terminate the Arrangement Agreement to enter into a written agreement with respect to a Foran Superior Proposal upon payment of the Foran Termination Fee.

(g)           Definitive Agreement Terms and Conditions. The Arrangement Agreement was the result of a comprehensive negotiation process with Eldorado and includes terms and conditions that are reasonable in the judgment of the Foran Board and the Foran Special Committee.

(h)           Review by Foran Special Committee. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of the Foran Special Committee relying on financial, legal and other advisors, and in the judgement of the Foran Special Committee relying on financial, legal and other advisors and discussions with management and their review of the Morgan Stanley Fairness Opinion, the NBF Fairness Opinion and the Stifel Fairness Opinion, the Consideration to be received by Foran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Foran Shareholders.

(i)            Other Factors. The Foran Board also considered the Arrangement with reference to the financial condition and results of operations of Foran, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Foran’s financial position.

THE MEETING AND APPROVALS

19.          The record date for the determination of Foran Securityholders entitled to receive notice of, attend, and to vote at the Meeting is the close of business (Vancouver time) will be March 3, 2026 (the “Record Date”).

20.          In connection with the Meeting, Foran intends to send to each Foran Securityholder a copy of the following material and documentation substantially in the form as attached as Exhibits “A” to “C” of the Steels Affidavit (the “Meeting Materials”):

(a)	the Circular which includes, among other things:

(i)	an explanation of the effect of the Arrangement;

(ii)	a summary of the reasons for the Board’s recommendation;

(iii)	the text of the Arrangement Resolution;

(iv)	a copy of the Fairness Opinions;

(v)	the Plan of Arrangement;

(vi)	the dissent provisions contained in Division 2 of Part 8 of the BCBCA;

(vii)	a copy of the Interim Order;

(viii)	a copy of the Notice of Hearing of Petition; and

(b)	the applicable form of proxy, voting instruction form and letter of transmittal.

21.          The Meeting Materials will be sent to the Foran Securityholders not later than 21 days before the Meeting.

22.          The Meeting Materials may contain such amendments thereto as counsel for Foran may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of the Interim Order.

QUORUM AND VOTING

23.          Quorum for the transaction of business at the Meeting is one or more persons each being a Foran Shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Foran Shareholder so entitled.

24.          The vote required to pass the Arrangement Resolution at the Meeting shall be the affirmative vote of at least:

(a)	66⅔% of the votes cast on the Arrangement Resolution by Foran Shareholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class on the basis;

(b)	66⅔% of the votes cast on the Arrangement Resolution by Foran Securityholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and

(c)	a simple majority of the votes cast on the Arrangement Resolution by Foran Shareholders, voting as a separate class, present in person or represented by proxy and entitled to vote at the Meeting, excluding those votes attached to Foran Shares held or controlled by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, voting together as a single class.

25.          In all other respects, the terms, restrictions and conditions set out in the articles of Foran shall apply in respect of the Meeting.

DISSENT RIGHTS

26.          Pursuant to the Interim Order, each registered Foran Shareholder as of the close of business on the Record Date shall have the right to dissent in respect of the Arrangement under Division 2 of Part 8 of the BCBCA, as modified by the terms of the Interim Order and the Plan of Arrangement (the “Dissent Rights”).

27.          Registered Foran Shareholders who duly and validly exercise such Dissent Rights and who:

(a)           are ultimately entitled to be paid by Eldorado fair value for their Dissenting Shares: (A) will be entitled to be paid the fair value of such Dissenting Shares by Eldorado, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissenting Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (B) will be deemed not to have participated in the transactions in the Plan of Arrangement (other than as specified in the Plan of Arrangement, if applicable); (C) will be deemed to have transferred and assigned such Dissenting Shares, free and clear of any Liens, to Eldorado in accordance with the Plan of Arrangement; and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Foran Shares; and

(b)            are ultimately not entitled, for any reason, to be paid fair value for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Foran Shareholder and shall be entitled to receive only the Consideration such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

28.          Subject to further order of this Court, the rights available to the registered Foran Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient rights of dissent for the Foran Shareholders with respect to the Arrangement.

29.          Notice to the registered Foran Shareholders of the Dissent Rights with respect to the Arrangement Resolution and to receive the fair value of their Foran Shares, subject to the provisions of the BCBCA, as modified by the Interim Order, the Plan of Arrangement, and the Final Order, shall be given by including information with respect to the Dissent Rights in the Circular to be sent to the Foran Shareholders in accordance with the Interim Order.

UNITED STATES SECURITIES LAWS

30.          The Consideration Shares to be issued or made issuable to Foran Securityholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and will be issued to and exchanged with Foran Securityholders in reliance upon Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) and exemptions provided under Securities Laws of each state of the United States in which Foran Securityholders reside.

31.          In order to ensure securities issued or made issuable to Foran Securityholders in the United States pursuant to the Arrangement will be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption, it is necessary that:

(a)            the Court is advised of the intention of the parties to rely upon the Final Order as the basis for the exemption from the registration requirements of the U.S. Securities Act under the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(b)            the Interim Order of the Court approving the relevant meeting or meetings to approve the Arrangement specifies that each Foran Securityholder will have the right to appear and make submissions before the Court so long as the Foran Securityholder enters an appearance within a reasonable time;

(c)            all the Foran Securityholders are given adequate notice advising them of their right to attend the hearing of the Court to approve of the Arrangement and are provided with sufficient information necessary for them to exercise that right;

(d)            the Court must approve the procedural and substantive fairness of the terms and conditions of the Arrangement to the Foran Securityholders;

(e)            the Court has determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities comprising the Arrangement are procedurally and substantially fair to the Foran Securityholders; and

(f)            the Final Order of the Court approving the Arrangement expressly states that the Arrangement is approved by the Court as being procedurally and substantively fair to the Foran Securityholders.

SOLVENCY

32.           Foran is not insolvent within the meaning of Sections 288 and 291 of the BCBCA.

PART 3         LEGAL BASIS

1.	Section 288 and 291 of the BCBCA.

2.	Rules 1-3, 2-1(2)(b), 4-4, 4-5, 8-1, 16-1, and 22-4(2) of the Supreme Court Civil Rules.

3.	The equitable and inherent jurisdiction of the Court.

PART 4         MATERIAL TO BE RELIED ON

1.	Affidavit #1 of James Steels, made March 4, 2026

2.	Affidavit #2 of James Steels to be made after the Meeting; and

3.	Such further and other material as counsel may advise and this Honourable Court may allow.

DATE:	March 4, 2026	/s/ OWAIS AHMED
OWAIS AHMED
Counsel for the Petitioner, Foran Mining Corporation

To be completed by the court only:

Order Made

☐	in the terms requested in paragraphs ______________________ of Part 1 of this Petition

☐	with the following variations and additional terms:

DATE:
	Signature of	☐ Judge
☐ Associate Judge

Appendix A

No. ____________

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
FORAN MINING CORPORATION AND ELDORADO GOLD CORPORATION

FORAN MINING CORPORATION

PETITIONER
ORDER MADE AFTER APPLICATION
(Interim Order)
))
BEFORE	)	ASSOCIATE JUDGE	) MARCH 6, 2026
))

ON THE APPLICATION of the Petitioner, Foran Mining Corporation (“Foran” or the “Company”), for an Interim Order pursuant to section 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”) in connection with a proposed arrangement (the “Arrangement”) involving Foran and Eldorado Gold Corporation (“Eldorado Gold”), to be effected on the terms and subject to the conditions set out in a plan of arrangement (the “Plan of Arrangement”), without notice, coming on for hearing to be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia V6Z 2E1 on March 6, 2026, at 9:45 a.m.; and UPON BEING ADVISED that it is the intention of the parties to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), as a basis for an exemption from the registration requirements thereof with respect to securities issued under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair to those who will receive securities pursuant to the proposed Plan of Arrangement; and ON HEARING Owais Ahmed, counsel for Foran, and upon reading the Petition to the Court herein and the Affidavit #1 of James Steels made on March 4, 2026 and filed herein (the “Steels Affidavit”);

THIS COURT ORDERS THAT:

DEFINITIONS

1.	As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft Joint Management Information Circular (the “Circular”) of Foran and Eldorado, attached as Exhibit “A” to the Steels Affidavit.

SPECIAL MEETING

2.	Pursuant to Sections 186 and 288-291 of the BCBCA, Foran is authorized and directed to call, hold and conduct a special meeting (the “Meeting”) of the holders of common shares and non-voting shares of Foran (the “Foran Shares”, the holders of which are the “Foran Shareholders”), the holders of options to purchase Foran Shares (the “Foran Options”, the holders of which are the “Foran Optionholders”), the holders of restricted share units (the “Foran RSUs”, the holders of which are the “Foran RSU Holders”), and the holders of deferred stock units (the “Foran DSUs”, the holders of which are the “Foran DSU Holders”, and together with the Foran Shareholders, Foran Optionholders, and Foran RSU Holders are the “Foran Securityholders”), to be held at the offices of McCarthy Tétrault LLP located at Suite 5300, 66 Wellington Street West, Toronto, Ontario M5K 1E6, on April 7, 2026 at 1:00 p.m. (Toronto time), for the following purposes:

(a)	to consider and, if deemed acceptable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “B” to the Circular, to approve the Arrangement on the terms and subject to the conditions set out in the Plan of Arrangement; and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjourned or postponed Meeting.

3.	The Meeting shall be called, held and conducted in accordance with the BCBCA, the Circular, and the articles of Foran, subject to the terms of this Interim Order, applicable securities laws, any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4.	Notwithstanding the provisions of the BCBCA and the articles of Foran, and subject to the terms of the Arrangement Agreement, as amended, Foran, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Foran Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Subject to the terms of the Arrangement Agreement, notice of any such adjournments or postponements shall be given by news release, newspaper advertisement, or by notice by one of the methods specified in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of Foran.

5.	The Record Date (as defined in paragraph 7 below) shall not change in respect of any adjournments or postponements of the Meeting, unless Foran determines that it is advisable, and subject to the consent of Eldorado acting reasonably.

AMENDMENTS

6.	Foran is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement and the Plan of Arrangement, such amendments, revisions or supplements to the Arrangement Agreement, the Plan of Arrangement, the notice of Meeting and the Circular, as it may determine without any additional notice to the Foran Securityholders or further orders of this Court, and the Arrangement Agreement, Plan of Arrangement, notice of Meeting and Circular as so amended, revised and supplemented shall be the Arrangement Agreement, the Plan of Arrangement, the notice of Meeting or the Circular, respectively, submitted to the Meeting.

RECORD DATE

7.	Subject to paragraph 5 of this Interim Order, the record date for the determination of Foran Securityholders entitled to receive notice of, attend and to vote at the Meeting is the close of business (Vancouver time) on March 3, 2026 (the “Record Date”).

NOTICE OF MEETING

8.	The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Foran shall not be required to send to the Foran Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9.	The Circular (which includes the Notice of Hearing of Petition), letter of transmittal, the voting instruction form, and the form of proxy, in substantially the same forms as contained in Exhibits “A” to “C” to the Steels Affidavit (collectively referred to as the “Meeting Materials”), with such deletions, amendments or additions thereto as counsel for Foran may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)	the registered Foran Shareholders as they appear on the central securities register of Foran or other applicable register of Foran or the records of its registrar and transfer agent as at the close of business on the Record Date, at least 21 days prior to the date of the Meeting, excluding the date of commencement of mailing, delivery or transmittal, by one or more of the following methods:

(i)	by prepaid ordinary or air mail addressed to the Foran Securityholder at their addresses as they appear in the applicable securities registers of Foran as at the Record Date;

(ii)	by delivery in person or by courier to the addresses specified in subparagraph (i) above; or

(iii)	by email or facsimile transmission to any Foran Securityholder who has previously identified himself, herself or itself to the satisfaction of Foran, acting through its representatives, and who requests such email or facsimile transmission;

(b)	the non-registered Foran Shareholders by providing, in accordance with National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”), the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to the beneficial owners in accordance with NI 54-101; and

(c)	the directors and auditors of Foran by prepaid ordinary mail, by delivery in person or by courier, or by email or facsimile transmission, to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and Foran’s application for the Final Order. Foran is at liberty to give notice of the Meeting and these proceedings to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

10.	The Meeting Materials with such deletions, amendments or additions thereto as counsel for Foran may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to all Foran Securityholders who are not also a Foran Shareholder or director of the Company, by any method set out in paragraph 9.

11.	In the event of a postal strike, lockout or event that prevents, delays or otherwise interrupts mailing or delivery of the Meeting Materials and Circular by prepaid ordinary mail (a “Postal Service Disruption”) as provided for in paragraphs 9 and 10:

a.	Foran shall cause an advertisement (the “Advertisement”) to be placed in a major daily newspaper of national circulation, stating:

i.	the date, place, and time of the Meeting;

ii.	the measures implemented by Foran to ensure delivery or transmission of proxies or other Meeting Materials by the Foran Securityholders to Foran in relation to the Meeting within the required time period and at no cost to the Securityholders; and

iii.	that the Meeting Materials are available, without charge, for review via the internet at the SEDAR+ website ( www.sedarplus.ca) or for delivery to the Foran Securityholders by electronic mail or by courier upon request made to Foran;

b.	the Advertisement shall be made on or before the date upon which notice of the Meeting would otherwise be sent in the event that a Postal Service Disruption had not occurred; and

c.	Foran shall, concurrently with the Advertisement, issue a press release containing the information set out in paragraph 11(a) herein and stating that the Advertisement and press release are being made in accordance with this order in lieu of prepaid ordinary mail due to the Postal Service Disruption.

Delivery of the Meeting Materials in such a manner shall be deemed to satisfy the requirement under Section 169 of the BCBCA and shall be deemed to be good and sufficient service upon the Foran Securityholders, the directors and auditors of Foran and the registry of every document contained in the Meeting Materials.

12.	For proxies, voting instruction forms, and other Meeting Materials that are required to be delivered to Foran for the purposes of the Meeting, Foran shall implement measures that enable Foran Securityholders, during the Postal Service Disruption, to effect delivery or transmission by the Foran Securityholders of said proxies or other materials within the required period at no cost to the Foran Securityholders.

13.	Substantial compliance with paragraphs 9, 10, and 11 shall constitute good and sufficient notice of these proceedings and Foran’s application for the Final Order.

14.	Accidental failure of or omission by Foran to give notice to any one or more Foran Securityholder or any other person entitled thereto, or the non-receipt of such notice by one or more Foran Securityholder or any other person entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Foran (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Foran, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15.	Provided that notice of the Meeting is given, the Meeting Materials are sent to the Foran Shareholders, the Circular is sent to all Foran Securityholders who are not also a Foran Shareholder or director of the Company, and in each case to other persons entitled to be sent such materials in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived and no other form of service of the Meeting Materials or any portion thereof need be made or notice given, or other material served in respect of these proceedings or the Meeting, except as may be directed by a further order of this Court.

DEEMED RECEIPT OF NOTICE

16.	The Meeting Materials (and any amendments, modifications, updates or supplements to the Meeting Materials, and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a)	in the case of mailing pursuant to paragraphs 9(a)(i), 9(b), and 9(c) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person pursuant to paragraph 9(a)(ii), 9(b), and 9(c) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address in paragraph 9 above;

(c)	in the case of any means of transmitted, recorded or electronic communication pursuant to paragraphs 9(a)(iii), 9(b), and 9(c) above, when dispatched or delivered for dispatch; and

(d)	in the case of the Advertisement, at the time of publication of the Advertisement.

UPDATING MEETING AND NOTICE MATERIALS

17.	Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the Foran Securityholders by press release, news release, newspaper advertisement or by notice sent to the Foran Securityholders by any of the means set forth in paragraphs 9, 10 and 11 herein, as determined to be the most appropriate method of communication by the Board.

QUORUM AND VOTING

18.	Quorum for the transaction of business at the Meeting shall be one or more persons each being a Foran Shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Foran Shareholder so entitled.

19.	The vote required to pass the Arrangement Resolution at the Meeting shall be the affirmative vote of at least:

(a)	66⅔% of the votes cast on the Arrangement Resolution by Foran Shareholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class on the basis;

(b)	66⅔% of the votes cast on the Arrangement Resolution by Foran Securityholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and

(c)	a simple majority of the votes cast on the Arrangement Resolution by Foran Shareholders, voting as a separate class, present in person or represented by proxy and entitled to vote at the Meeting, excluding those votes attached to Foran Shares held or controlled by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, voting together as a single class.

20.	In all other respects, the terms, restrictions and conditions set out in the articles of Foran shall apply in respect of the Meeting.

PERMITTED ATTENDEES

21.	The only persons entitled to attend the Meeting shall be (i) the registered Foran Shareholders, the Foran Option Holders, the Foran RSU Holders, and the Foran DSU Holders as of the Record Date, or their respective proxyholders, (ii) Foran’s directors, officers, auditor and advisors, (iii) representatives of Eldorado Gold, including any of its respective directors, officers, solicitors and advisors, and (iv) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Foran Shareholders, the Foran Option Holders, the Foran RSU Holders, and the Foran DSU Holders, or their respective proxyholders, as at the Record Date.

SCRUTINEER

22.	A representative of Foran’s register and transfer agent (or any agent thereof) is authorized to and will act as scrutineer for the Meeting.

SOLICITATION OF PROXIES

23.	Foran is authorized to use the form of proxy (in substantially the same form as attached as Exhibit “C” to the Steels Affidavit) in connection with the Meeting. Foran is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

24.	The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. The Chair of the Meeting may in his or her discretion, without notice, waive or extend the time limits for the deposit of proxies by Foran Securityholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the Chair of the Meeting.

DISSENT RIGHTS

25.	Each registered Foran Shareholder as at the close of business on the Record Date may exercise Dissent Rights in respect of the Arrangement. Registered Foran Shareholders who duly and validly exercise such Dissent Rights and who:

(a)	are ultimately entitled to be paid by Eldorado fair value for their Dissenting Shares: (A) will be entitled to be paid the fair value of such Dissenting Shares by Eldorado, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissenting Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (B) will be deemed not to have participated in the transactions in the Plan of Arrangement (other than as specified in the Plan of Arrangement, if applicable); (C) will be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens, to Eldorado in accordance with the Plan of Arrangement; and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissenting Rights in respect of such Foran Shares; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Foran Shareholder and shall be entitled to receive only the Consideration such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

26.	A registered Foran Shareholder who wishes to dissent must ensure that a written notice of objection (a “Notice of Dissent”) is received by Foran, c/o McCarthy Tétrault LLP, Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, V6C 0C5, Attention: Owais Ahmed by 5:00 p.m. (Vancouver time) on or before April 2, 2026 (or by 5:00 p.m. (Vancouver time) on the business day that is two business days prior to any adjournment of the Company Meeting), and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA, as modified by this Interim Order. Any failure by a Foran Shareholder to fully comply may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their Foran Shares to deliver the Notice of Dissent.

27.	The delivery of a Notice of Dissent does not deprive a Foran Shareholder of the right to vote at the Meeting on the Arrangement Resolution; however, a Foran Shareholder is not entitled to exercise Dissent Rights with respect to any of his or her Foran Shares if they vote in favour of the Arrangement Resolution. A vote against the Arrangement Resolution or an abstention, whether in person or by proxy, does not constitute a Notice of Dissent.

28.	A registered Foran Shareholder that wishes to exercise Dissent Rights (the “Dissenting Shareholder”) must prepare a separate Notice of Dissent for himself, herself, or itself if dissenting on his, her or its own behalf, and for each other person who beneficially owns Foran Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting, and must dissent with respect to all of the Foran Shares registered in his, her or its name beneficially owned by the beneficial shareholder on whose behalf he or she is dissenting and, if such registered Foran Shareholder is dissenting on his, her or its own behalf, with respect to all of the Foran Shares beneficially owned by and registered in the name of such registered Foran Shareholder. The Notice of Dissent must set out the number of Foran Shares in respect of which the Notice of Dissent is to be sent (the “Notice Shares”) and:

(a)	if such Notice Shares constitute all of the Foran Shares of which the holder is the registered and beneficial owner and the holder owns no other Foran Shares beneficially, a statement to that effect;

(b)	if such Notice Shares constitute all of the Foran Shares of which the holder is both the registered and beneficial owner, but the holder owns additional Foran Shares beneficially, a statement to that effect and the names of the registered holders of Foran Shares, the number of Foran Shares held by each such holder and a statement that written Notice of Dissent are being or have been sent with respect to such other Foran Shares; or

(c)	if the Dissent Rights are being exercised by a holder of Foran Shares on behalf of a beneficial owner of Foran Shares who is not the Dissenting Shareholder, a statement to that effect and the name and address of the beneficial holder of the Foran Shares and a statement that the registered holder is dissenting with respect to all Foran Shares of the beneficial holder registered in such registered holder’s name.

29.	Subject to further order of this Court, the rights available to the registered Foran Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient rights of dissent for the Foran Shareholders with respect to the Arrangement.

30.	Notice to the registered Foran Shareholders of the Dissent Rights with respect to the Arrangement Resolution and to receive the fair value of their Foran Shares, subject to the provisions of the BCBCA, as modified by this Interim Order, the Plan of Arrangement, and the Final Order, shall be given by including information with respect to the Dissent Rights in the Circular to be sent to the Foran Shareholders in accordance with this Interim Order.

APPLICATION FOR FINAL ORDER

31.	Upon the approval, with or without variation, by the Foran Securityholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Foran may apply to this Court for, inter alia, an order:

(a)	pursuant to s. 291(4)(a) of the BCBCA, approving the Arrangement; and

(b)	pursuant to s. 291(4)(c) of the BCBCA, declaring that the terms and conditions of the Arrangement are procedurally and substantively fair and reasonable to those who will receive consideration provided for in the Plan of Arrangement;

(collectively, the “Final Order”),

and the hearing of the application for Final Order shall be held at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time) on April 9, 2026, or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct and the hearing of the Petition is hereby adjourned to April 9, 2026.

32.	Upon approval, with or without variation, by the Foran Securityholders of the Arrangement Resolution in the manner set forth in this Interim Order, the Company may apply to this Court for final approval of the Arrangement, at a hearing at which the substantive and procedural fairness of the Arrangement is considered and at which all persons to whom securities will be issued under the Arrangement have the right to appear, subject to paragraph 34 of this Order, which final order will serve as a basis for the issuance and exchange of securities pursuant to the Plan of Arrangement to be exempted from the registration requirements of the U.S. Securities Act under Section 3(a)(10) of the U.S. Securities Act.

33.	The form of Notice of Hearing of Petition in connection with the Final Order attached to the Steels Affidavit as Exhibit “B” is hereby approved as the form of Notice of Proceedings for such approval.

34.	Any Foran Shareholder, other Foran Securityholder, or any other interested person seeking to appear at the hearing of the application for the Final Order shall file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at:

McCarthy Tétrault LLP

2400 - 745 Thurlow Street

Vancouver BC V6E 0C5

Attention: Owais Ahmed

Email for delivery: oahmed@mccarthy.ca

by or before 4:00 p.m. (Vancouver time) on April 1, 2026 or in the case of an adjournment, the date that is two business days prior to the date of the hearing of the application for the Final Order.

35.	Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 9, 10, and 11, as applicable, of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings, except as provided in paragraphs 36 and 37 below. In particular, service of the Petition to the Court herein and the Steels Affidavit and additional affidavits as may be filed, is dispensed with.

36.	The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Eldorado Gold and any persons who have delivered a Response in accordance with this Interim Order.

37.	In the event the hearing for the Final Order is adjourned, only the solicitors for Eldorado Gold and those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

38.	Foran shall, subject to the terms of the Arrangement Agreement, be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

39.	The provisions of Rules 8-1, and 16-1 of the Supreme Court Civil Rules be hereby dispensed with for the purposes of any further application to be made pursuant to this Petition.

40.	To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of Foran, this Interim Order shall govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Lawyer for Foran Mining Corporation Owais Ahmed

By the Court

Registrar

Appendix B

No. ____________

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
FORAN MINING CORPORATION AND ELDORADO GOLD CORPORATION

FORAN MINING CORPORATION

PETITIONER
ORDER MADE AFTER APPLICATION
(Final Order)

))
BEFORE	)	THE HONOURABLE JUSTICE	)APRIL 9, 2026
))

ON THE APPLICATION of Foran Mining Corporation (the “Company”) coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on April 9, 2026 and UPON HEARING Owais Ahmed, counsel for the Company; and no one appearing on behalf of any securityholder of the Company (a “Securityholder”) although duly served, or any other interested party; AND UPON READING the Petition to the Court herein dated March 4, 2026; AND UPON READING the Interim Order of Associate Judge [•] dated March 6, 2026; AND UPON READING Affidavit #1 of James Steels made on March 4, 2026, and Affidavit #2 of James Steels made on April [•], 2026, respectively; AND UPON IT APPEARING that notice of the time and place of the hearing of this application was given to the Securityholders; AND UPON the requisite approval of the Securityholders having been obtained at the special meeting of the Company held on April 7, 2026; AND UPON conducting a hearing at which all persons to whom securities will be issued under the Arrangement had the right to appear and after having received timely and adequate notice thereof, and which considered the fairness to the parties affected by the terms and conditions of the Arrangement and the transactions contemplated by the Arrangement, from a procedural and substantive point of view; AND UPON BEING ADVISED and the Court understands that this Order will serve as a basis by the parties to claim and rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended, for an exemption from the registration requirements thereof with respect to securities issued under the proposed Plan of Arrangement (the “Plan of Arrangement”), a copy of which is attached hereto as Schedule “A”, based on the Court’s approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair and reasonable to those who will receive securities pursuant to the Plan of Arrangement;

THIS COURT ORDERS AND DECLARES that:

1.	Pursuant to the provisions of section 291(4) of the Business Corporations Act, S.B.C. 2002, C. 57, as amended (the “BCBCA”) the arrangement (the “Arrangement”) as provided for in the Plan of Arrangement, including the terms and conditions thereof and the issuances of securities contemplated therein, is substantively and procedurally fair and reasonable to all persons entitled to receive securities as provided for in the Plan of Arrangement;

2.	The Arrangement as provided for in the Plan of Arrangement be and hereby is approved pursuant to the provisions of sections 291(4)(a) of the BCBCA;

3.	The Arrangement shall be implemented in the manner and sequence set forth in the Plan of Arrangement and, pursuant to sections 291, 292 and 296 of the BCBCA, the Arrangement will take effect as of the Effective Time, as defined in the Plan of Arrangement;

4.	The Arrangement as set forth in the Plan of Arrangement shall be binding on the Company and the Securityholders upon the taking effect of the Arrangement pursuant to section 297 of the BCBCA; and

5.	The Company shall be at liberty to seek the advice and direction of this Court as to the implementation of this Order or to apply for such further order or orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for Foran Mining Corporation Owais Ahmed

By the Court

Registrar

Appendix N

Arrangement Dissent Provisions

Pursuant to the Interim Order, Registered Foran Shareholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in this Circular. The full text of Division 2 (Dissent Proceedings) of Part 8 (Proceedings) of the BCBCA is set forth below.

DIVISION 2 OF PART 8 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

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(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91, or

(iii)	without limiting subparagraph (i), in the case of a benefit company, to alter the company’s benefit provisions;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(1.1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent under section 51.995(5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

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(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

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(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)	if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

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(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

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(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

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(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)	pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

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(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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Appendix O

Comparison of shareholders’ rights under the bcbca and cbca

The following is a summary of certain differences between the BCBCA and the CBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their own independent legal or other professional advisors with regard to all of the implications of the Arrangement which may be of importance to them.

Charter Documents

Under the CBCA, the charter documents consist of a corporation’s articles of incorporation, which set forth, among other things, the name of the corporation, and the amount and type of authorized share structure, and by-laws, which, among other things, govern the management of the corporation.

Under the BCBCA, the charter documents consist of, among other things, a notice of articles, which sets forth, among other things, the name of the corporation and the amount and type of authorized share structure and articles, which, among other things, govern the management of the corporation.

Amendments to Charter Documents

Under the CBCA, changes to the by-laws of the corporation may be made by the directors of the CBCA corporation, unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, subject to approval by the shareholders by ordinary resolution at the next meeting of shareholders. Fundamental changes to the articles of a corporation, such as an alteration of special rights and restrictions attached to the issued shares or adopting a proposed amalgamation or a change in the province of the corporation’s head office, generally require special resolutions passed by not less than 66 2/3% of the votes cast by the shareholders voting on the resolutions at a special meeting of shareholders and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the alteration than those of the holders of other classes or series of shares, special resolutions passed by not less than 66 2/3% of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote.

Under the BCBCA, a corporation may amend its articles or notice of articles by (i) the type of resolution specified in the BCBCA, (ii) if the BCBCA does not specify a type of resolution, then by the type of resolution specified in the corporation’s articles, or (iii) if neither the BCBCA nor the corporation’s articles specify a resolution, then by special resolution. A special resolution must be passed by (i) the majority of votes that the articles specify is required for the corporation to pass a special resolution, provided that such majority is at least 66 2/3% and not more than 75% of the votes cast on such resolution, or (ii) if the articles do not contain such a provision, 66 2/3% of the votes cast on the resolution. Certain other fundamental changes, including continuances out of the jurisdiction and certain amalgamations also require approval by at least a special majority of shareholders. In addition, a right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or a corporation’s memorandum, notice of articles or articles unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholders.

Sale of Undertaking

The CBCA requires approval of the holders of shares of each class or series of a corporation, whether or not they are otherwise entitled to vote, represented at a duly called meeting by not less than 66% of the votes cast upon special resolutions for a sale, lease or exchange of all or substantially all of the property of a corporation, other than in the ordinary course of business of the corporation. If such a transaction would affect a particular class or series of shares of the corporation in a manner different from the shares of another class or series of the corporation entitled to vote on such transaction, the holders of such first mentioned class or series of shares, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series.

Under the BCBCA, a corporation may not sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation unless it does so in the ordinary course of its business or if it has been authorized to do so by special resolution.

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Comparison of Rights of Dissent and Appraisal

Under the CBCA, shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. Subject to specified exceptions, dissent rights may be exercised by a holder of shares of any class or series of shares entitled to vote where a corporation is subject to an order of the court permitting such shareholder to dissent or where a corporation proposes to:

(a)	amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class;

(b)	amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c)	enter into certain statutory amalgamations;

(d)	continue out of the jurisdiction;

(e)	sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business;

(f)	carry out a going-private transaction or squeeze-out transaction; or

(g)	amend its articles to alter the rights or privileges attaching to shares of any class where such alteration triggers a class vote.

Under the BCBCA, shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right may be exercised by a shareholder, whether or not their shares carry the right to vote, where, among others, a corporation proposes to:

(a)	amend its articles to alter restrictions on the powers of the corporation or on the business that the corporation is permitted to carry on;

(b)	adopt an amalgamation agreement;

(c)	continue out of the jurisdiction;

(d)	sell, lease or otherwise dispose of all or substantially all of the corporation’s undertaking;

(e)	adopt a resolution to approve an amalgamation into a foreign jurisdiction; or

(f)	adopt a resolution to approve an arrangement, the terms of which arrangement permit dissent.

In certain circumstances, the BCBCA also permits shareholders to dissent in respect of a resolution if dissent is authorized by such resolution, or if permitted by court order.

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Oppression Remedies

The CBCA contains rights that are broader than the BCBCA in that they are available (without seeking leave from a court) to a larger class of complainants. Under the CBCA, a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and former officer of a corporation or any of its affiliates, the Director under the CBCA, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or its affiliates effects a result, (ii) the business or affairs of the corporation or its affiliates are, or have been, carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or any of its affiliates are, or have been, exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Under the BCBCA, a shareholder, including a non-registered shareholder and any other person a court considers to be appropriate of a corporation has the right to apply to a court on the ground that: (i) the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant or (ii) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. On such an application and if the court is satisfied that the application was brought in a timely manner, the court may make such order as it sees fit with a view to remedying or bringing an end to the matters complained of, including, among other things, an order to prohibit any act proposed by the corporation.

Shareholder Derivative Actions

The CBCA extends rights to bring a derivative action to a Registered Shareholder, former Registered Shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and a former officer of a corporation or any of its affiliates, the Director appointed under the CBCA, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. No relevant action may be brought to the court, unless the court is satisfied that:

(a)	the complainant has given at least 14 days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

(b)	the complainant is acting in good faith; and

(c)	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the BCBCA, a complainant, being a shareholder (including a Non-Registered Shareholder and any other person a court considers to be appropriate) or director of a corporation may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation. Similarly, a complainant may, with leave of the court and in the name and on behalf of the corporation, defend an action against a corporation. Under the BCBCA, a court may, on terms it considers appropriate, grant leave if:

(a)	the complainant has made reasonable efforts to cause the directors of the corporation to prosecute or defend the legal proceeding;

(b)	notice of the application for leave has been given to the corporation and to any other person the court may order;

(c)	the complainant is acting in good faith; and

(d)	it appears to the court that it is in the best interests of the corporation for the legal proceeding to be prosecuted or defended.

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Short Selling

Under the CBCA, insiders of a corporation are prohibited from short selling any securities of the corporation. The BCBCA has no such restriction.

Place of Meetings

Subject to certain exceptions, the CBCA provides that meetings of shareholders shall be held at the place within Canada provided by the by-laws, or in the absence of such a provision, at the place within Canada that the directors determine. Meetings of shareholders may be held outside of Canada if the place is specified in the articles or if all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Under the BCBCA, general meetings of shareholders are to be held in British Columbia, or may be held at a location outside of British Columbia if:

(a)	the location is provided for in the articles;

(b)	the articles do not restrict the corporation from approving a location outside of British Columbia and the location is approved by the resolutions required by the articles for that purpose, or, if no resolutions are specified, then approved by ordinary resolution before the meeting is held; or

(c)	the location is approved in writing by the British Columbia registrar of companies before the meeting is held.

Under the CBCA, fully virtual meetings of shareholders are permitted. Unless the corporation’s by-laws provide otherwise, any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the regulations, if any, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the corporation makes available such a communication facility.

Under the BCBCA, fully virtual meetings of shareholders and hybrid shareholder meetings, which comprise both of an in-person and virtual element, are both permitted. Unless the memorandum or articles of a corporation provide otherwise, any person entitled to attend a meeting of shareholders may do so by telephone or other communications medium if all shareholders and proxyholders participating in the meeting, whether by telephone, by other communications medium or in person, are able to participate in the meeting.

Requisition of Meetings

The CBCA permits the holders of not less than 5% of the issued shares of a CBCA corporation that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months of receiving the requisition. Subject to certain exceptions, if the directors do not call such a meeting within 21 days of receiving the requisition, any one or more of the requisitioning shareholders who hold, in the aggregate, more than 2.5% of the issued shares carrying the right to vote at general meetings may call a meeting to transact the business stated in the requisition.

Shareholder Proposals

Under the CBCA, a Registered Shareholder or Non-Registered Shareholder entitled to vote at an annual meeting of shareholders may submit a proposal, although the Registered Shareholder or Non-Registered Shareholder must either: (i) have owned for at least six months prior to the proposal not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000, or (ii) have the support of persons who, in the aggregate, have owned for at least six months prior to the proposal not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000.

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Under the BCBCA, in order for a Registered Shareholder or Non-Registered Shareholder to be entitled to submit a proposal to have it considered at the next annual general meeting, such shareholder must have held voting share(s) for an uninterrupted period of at least two years before the date the proposal is signed by the shareholders. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the corporation’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, $2,000).

Director Residency Requirements

The CBCA requires a distributing corporation (or public CBCA corporation) whose shares are held by more than one person to have a minimum of three directors, at least two of whom are not officers or employees of the corporation or its affiliates. The CBCA also requires that at least one-quarter of the directors be resident Canadians. If a corporation has less than four directors, at least one director must be a resident Canadian. Subject to certain exceptions, an individual has to be a Canadian citizen or permanent resident ordinarily resident in Canada to be considered a resident Canadian under the CBCA.

The BCBCA provides that a reporting corporation must have a minimum of three directors and does not impose any residency requirements on the directors.

Removal of Directors

The CBCA provides that the shareholders of a corporation may remove one or more directors by an ordinary resolution at an annual meeting or special meeting of the shareholders. The CBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or, if the articles so provide, by a lower proportion of shareholders or by some other method. The BCBCA further provides that if holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a special separate resolution of the shareholders of that class or series or, if the articles so provide, by a separate resolution passed by a majority of votes that is less than the majority of votes required to pass a special separate resolution or by some other method.

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QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT

LAUREL HILL ADVISORY GROUP

North America Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

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Email: assistance@laurelhill.com